As filed with the Securities and Exchange Commission on June 5, 2024.

Registration No. 333-278675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________

AMENDMENT NO. 3
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

Gauzy Ltd.
(Exact name of registrant as specified in its charter)

___________________________________

State of Israel	3690	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Eyal Peso
Chief Executive Officer and Chairman
14 Hathiya Street, Tel Aviv 6816914, Israel
Tel: +972-72-250-0385

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________________

Gauzy USA, Inc.
840 F Avenue, Suite 104
Plano, TX 75074
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:
Mark Selinger, Esq. Gary Emmanuel, Esq. David Huberman, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017-3852 Tel: 212-801-9200	Chaim Friedland Ari Fried Gornitzky & Co. Vitania Tel Aviv Tower 20 HaHarash Street Tel Aviv, 6761310, Israel Tel: +972-3-710-9191	Perry Wildes Ephraim Friedman Goldfarb Gross Seligman & Co. 1 Azrieli Center, Round Tower Tel Aviv 6701101, Israel Tel: +972-3-607-4464	Joshua G. Kiernan Michael J. Rosenberg Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44 (20) 7710-1000	Nathan Ajiashvili Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel: 212-906-1200

___________________________________

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 5, 2024

P R E L I M I N A R Y P R O S P E C T U S

4,166,667 Ordinary Shares

_____________

This is our initial public offering. We are offering 4,166,667 ordinary shares.

We expect the public offering price to be between $17.00 and $19.00 per ordinary share. Currently, no public market exists for our ordinary shares.

We have applied to have our ordinary shares listed on the Nasdaq Global Market, or the Nasdaq, under the symbol “GAUZ.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.

We are both an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer,” as defined under the U.S. federal securities laws and are subject to reduced public company reporting requirements. See “Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 28 of this prospectus.

_____________

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds before expenses, to us	$	$

(1) See the section titled “Underwriting” for additional information regarding the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional 625,000 ordinary shares from us, at the initial public offering price, less the underwriting discounts, for a period of 30 days after the date of this prospectus.

In addition, OIC Growth Fund has indicated an interest to purchase, directly or by way of an affiliate, up to 833,333 of ordinary shares in this offering, which represents no more than 20% of the total ordinary shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ordinary shares in this offering to this investor, or this investor may determine to purchase more, less or no ordinary shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any ordinary shares purchased by this investor as they will on any other ordinary shares sold to the public in this offering. See “Underwriting.”

Neither the Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about             , 2024.

_____________

Barclays	TD Cowen	Stifel	B. Riley Securities
Beech Hill Securities

_____________

The date of this prospectus is             , 2024.

Gauzy

World Leaders in Light and Vision Control Technologies

Aeronautics
Architecture
Automotive
Safety Tech
TOSA

Our mission is to offer vision and light control technologies that support safe, sustainable, comfortable and agile user experiences across industries

$85.3M
LTM 3/31/2024 Revenue

41.85%
Revenue Growth (Q1 ’23 - Q1 ’24)

950+
Customers

30+
Countries being served

141
Patents Granted (As of May 17, 2024)

83.1%+
Recurring Revenue

$124B
Total Addressable Market in 2028

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Gauzy,” “the Company,” “our,” “us,” and “we” refer to Gauzy Ltd. and its subsidiaries.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have authorized to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor the underwriters are making an offer to sell these ordinary shares in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date of the front cover of the prospectus, regardless of the time of delivery of this prospectus or any sale of ordinary shares. Our business, financial condition, operating results and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year. Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “U.S. dollar,” “USD” or “$” refer to United States dollars, the lawful currency of the United States of America, and the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states. For the purposes of the presentation of financial data, all conversions from NIS or Euro to U.S. dollars were made at the then current exchange rate. The U.S. dollar amounts presented in this prospectus should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. All references to “shares” in this prospectus refer to ordinary shares of Gauzy Ltd., par value NIS 0.23 per share.

Non-GAAP Financial Measures and Key Business Metrics

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles, or non-GAAP, under SEC rules and regulations. For example, in this prospectus, we present revenue backlog, EBITDA, Adjusted EBITDA and Free Cash Flow, all of which are non-GAAP financial measures as defined in Item 10(e) of SEC Regulations S-K. Revenue backlog, EBITDA, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures, are presented for supplemental informational purposes only, and are not intended to be substitutes for any GAAP financial measures, including revenue or net income (loss), and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, these non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. Where appropriate, reconciliations of our non-GAAP financial measure to the most comparable GAAP figures are included. For further discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

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TRADEMARKS

“LCG®,” “GAUZY,” “SMART-VISION,” and “VISION SYSTEMS” are trademarks of ours that we use in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to our trademark and tradenames.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our ordinary shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our Company

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include suspended particle device, or SPD, and liquid crystal, or LC, films for smart glass applications, as well as camera monitoring systems, or CMS, and other advanced driver assistance systems, or ADAS, solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Honda, Mercedes, Ford, BMW, and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

EXIT

Tier-1 SPD & PDLC LCG® for Commercial and Private Aircrafts

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. As a result, the typical customer contract length is 15 to over 30 years for customers in our aeronautics segment, approximately eight years for customers in our automotive segment and five to ten years for customers in our safety tech segment. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 30 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2023, we generated approximately 22.5% of our revenues in the United States, 21.7% in Europe (excluding France), 45.8% in France, 1.4% in Israel, and 4.6% in Asia, with the remaining 4.0% generated in other countries across the world. In the same period, we generated approximately 43.4% of our revenues in the aerospace market, 38.1% in safety tech and commercial vehicle market and 18.5% in the automotive market and architectural market combined. We also enjoy a diverse customer base, with no single customer representing more than 9.3% and 9.7% of our revenue for the year ended December 31, 2023 and three months ended March 31, 2024, respectively.

Industry Overview and Market Potential

We operate in the light and vision control markets, and the history of our company’s involvement in these markets is linked by a common focus on controlling user interaction and experience with everyday environments, specifically within mobility and architectural applications. As an example, our dimmable smart glass technologies are used to control both the amount and type of light passing through automotive rooftops. This enables an enhanced and customized mobility experience for both drivers and passengers. Similarly, our innovative CMS technology builds on our foundation of advanced mirror expertise, a form of light control, and enables a safer and more comfortable driver experience.

Light Control

Advanced light control technologies are transforming many industries, including architectural and mobility markets, by replacing traditional mechanical products such as standard glass windows and sun visors with smart glass solutions. These technologies create countless user benefits, including a reduction in carbon emissions and improved public safety. By actively controlling the light that is transmitted through a transparent substrate, such as glass, light control technologies give traditionally passive materials dynamic and multi-purpose functionality. By allowing a surface to appear transparent, translucent or opaque on-command, light control technologies balance the benefits of natural light with the need for privacy and energy efficiency. Light control technologies can be integrated into windows, partitions and other transparent surfaces in a wide range of end-market applications.

The market potential for integrated advanced light control products continues to grow as more material applications develop. According to a recent research report conducted by Frost and Sullivan, the global smart glass market size is expected to reach $124 billion by 2028 and to grow at a CAGR of 22.8% from 2023 to 2028, driven primarily by the architecture and mobility markets. The following chart shows the expected growth in the global smart glass market broken down by the buildings, passenger vehicles and aeronautics market segments:

Architectural applications are poised to represent a significant growth opportunity as light control technologies are increasingly integrated into new building construction in windows, skylights and partitions. Approximately 80% of flat glass produced globally has been historically used in building and construction applications. Adoption of smart glass in architectural applications is expected to be driven by the need for on-demand privacy and solar heat control in both new buildings and retrofits within the residential and commercial segments.

In the automotive market, we expect to continue to benefit from the increasing adoption of light control technologies in applications such as glass rooftops, side windows and windshields. In windshields for example, our technologies replace sun visors and can enhance the performance of head-up-displays, or HUDs, by controlling contrast in varying lighting conditions. We are well-established in this space and are working with many traditional and emerging OEMs and Tier 1 suppliers to incorporate our light control technologies into their products. For example, many electric vehicles on the market today feature glass panoramic rooftops without mechanical shading in order to increase head room, as the vehicles’ batteries typically occupy additional space underneath the passenger compartment. Our technologies are being embedded in these rooftops by various OEMs as a preferred solution to control light and heat, also helping to save energy and extend the driving range per charge.

From a policy perspective, both the United States and the European Union are working to promote the development of environmentally sustainable technologies. For example, in August 2022, the U.S. Federal Government passed the Inflation Reduction Act of 2022, which includes provisions from the Dynamic Glass Act that extend meaningful investment tax credits to electrically-controlled variable tint materials. The passing of these provisions is expected to further accelerate the adoption of light control technologies within architectural markets. Following the passing of the Dynamic Glass Act, the American Clean Power Association released a report stating that, as of July 31, 2023, $270 billion in capital investment had been announced for utility-scale clean energy projects and manufacturing facilities, which is equivalent to eight years’ worth of American clean energy investment, surpassing total investment into U.S. clean power projects commissioned between 2015 and 2022.

In the European Union, at least 30% of the NextGenerationEU Recovery Plan, which was added to the European Union’s 2021-2027 long-term budget, has been earmarked for tackling climate change and supporting environmentally-friendly projects. In 2020, the European Commission also established a framework for the European Green Deal such that the European Commission has set out to make Europe climate-neutral by 2050, which also sets the intermediate target of reducing net greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. Additionally, in October 2023, the Council of the European Union adopted the new Renewable Energy Directive to raise the share of renewable energy in the EU’s overall energy consumption to 42.5% by 2030 with an additional 2.5% indicative top-up to allow the target of 45% to be achieved.

Light Control

Advanced light control technologies can generally be classified into two basic types: (1) “passive” technologies, where the change in glass transparency is a reaction to ambient conditions such as heat or light in the surrounding environment, and (2) “active” technologies, which are controlled by the user when an electrical current is applied.

The two main types of passive light control technologies are photochromic and thermochromic. They are primarily based on thin film dyes whose molecular structure changes in response to a change in the level of UV radiation or heat, causing the glass to block the passage of light. Photochromic technologies are primarily used in eyeglasses and are not considered to have broader commercial applications for smart glass solutions due to their slow response time and poor functionality at the high and low ends of the temperature range. Photochromic glass also performs poorly in vehicles or other enclosed settings where existing glass blocks incoming UV light, which is required for photochromic glass to operate.

Thermochromic technologies on the other hand, have been adapted for smart glass solutions and there are a number of companies that currently offer thermochromic “smart” glass products. Thermochromic glass reacts to heat from direct sunlight, thus the more intense the sunlight, the darker the glass becomes. When the UV rays from the sun hits the surface of thermochromic glass, it is able to partially block both UV and infrared light, and depending on the position of the sun, the glass self-tints to block excessive heat when the sun is hottest (i.e., at its highest position in the sky). The main limitation of thermochromic glass is that it cannot be actively controlled and has a relatively slow response time that is directly proportional to the increase or decrease in sun or heat.

Since passive technologies cannot be controlled by the user, their application in a “smart” setting is limited. Active light control technologies, on the other hand, enable user control over the state of the glass. This control can be achieved manually or automatically via control panels, mobile phones, tablets and other smart devices and systems.

The three main types of active light control technologies, which we are most focused on, are LC technologies, SPD technologies and electrochromic technologies.

Liquid Crystal (LC) Technologies

LC technologies, including polymer dispersed liquid crystal, or PDLC, sematic liquid crystal and cholesteric liquid crystal, are activated when an electrical current is applied to the material. This current causes the normally randomly aligned liquid crystal molecules to become oriented in such a way as to disperse light or allow light to pass through, thereby causing the material to change from opaque to transparent. This technology requires a constant power supply to maintain a transparent state. When in a powered state, the material is clear, allowing for full transparency; when unpowered, the material is completely opaque. Liquid crystal technologies in light control applications are commonly used when there is a need to control visible light for privacy, necessitating a fast response time. LC technologies can also enable glass to change the apparent color of light for an aesthetically-customizable environment.

Suspended Particle Device (SPD) Technologies

© AdobeStock– for illustrative purposes only

TOP: SPD Building Façade; Bottom: SPD Sunroof from ON to OFF in various dimming stages

SPD is an active light control technology in which an electromagnetic field is applied to the material in order to effect a change from opaque to transparent by realigning nanoparticles contained within a transparent medium. SPD regulates the amount of light and glare passing through a transparent aperture. The level of tint is adjustable and the SPD itself has a very wide dynamic range (i.e., SPD can block up to 99% of the total light transmission in an ‘off’ state). A continuous electrical current is required in order to maintain a desired transparency. SPD can be applied on a variety of surfaces including glass and other substrates such as polycarbonate. It is particularly suited in applications where there is a need for gradual light control, near to total black out shading and fail-to-dark functionality.

Electrochromic (EC) Technologies

Electrochromic, or EC, technology is an active light control technology that consists of a flat glass coat that includes multiple layers of metal oxide. The coated glass is fabricated into an insulated glass unit, or IGU, which can be tinted or cleared through the application of an electrical current. EC is used in flat glass applications, such as aircraft windows and commercial buildings.

Vision Control

Advanced vision control technologies, such as CMS and ADAS, are revolutionizing the commercial vehicle market by optimizing visibility to enhance the driver experience and improve safety. By monitoring and analyzing the spaces around trucks, buses and coaches, advanced vision control technologies eliminate blind spots and glare to offer a wider field of vision than a traditional side-view and rear-view mirror system and provide clearer images of external conditions. When advanced vision control technologies are installed as original equipment or retrofitted onto existing commercial vehicles, potential driving hazards, accidents and injuries are reduced by creating a safer environment for both the operator and other road users.

Current trends in the commercial and public transportation markets increasingly favor the adoption of advanced safety features and driver assistance technologies. This trend is being supported by operators’ desire to reduce costs and improve the driver experience, as well as the accelerating adoption of regulatory frameworks to enhance public safety in the European Union and United States. The growing trend of electrification of commercial vehicles is also increasing the demand for compact camera-based vision systems. Due to the increased cost of a commercial electric vehicle, operators have a strong incentive to utilize camera-based vision systems and other driver assistance technologies to protect their fleets, reduce vehicle downtime and improve safety.

The push for safer commercial transportation is driving manufacturers to integrate new, advanced technologies into their vehicle development pipelines in order to deliver improved safety features that are only possible with CMS and ADAS technologies. For instance, the European Union is mandating new regulations that require buses, coaches and trucks to incorporate ADAS technologies and warning systems to help prevent collisions with pedestrians, cyclists and other vulnerable road users, or VRUs. According to a recent research report conducted by Frost and Sullivan, the global safety tech market, including ADAS and CMS for trucks and buses and driver protection doors for buses, is expected to reach $15 billion by 2028 and to grow at a CAGR of 21.5% from 2023 to 2028. The following chart shows the expected growth in the global safety tech market:

Our technologies aim to deliver important environmental and social benefits to our customers and are well-aligned with industry trends. Our products eliminate the need for mechanical mirrors and deliver critical financial benefits. For example, CMS technologies have been shown to reduce the maintenance and downtime costs related to bus accidents by 40% over an 18-month period, and can deliver improvements in fuel economy of up to 4%, as traditional wing mirrors add to aerodynamic drag. As such, operators’ investments in advanced CMS systems typically carry a rapid payback period of two to three years while reducing total cost of ownership.

We believe that replacing traditional side-view mirrors with smart, adaptive cameras is a trend that will accelerate in the future. In December 2021, the City of London made the decision to aim to retrofit a majority of its public transportation fleet with CMS technologies and is currently evaluating which vehicles in the London bus fleet are suitable for retrofitting CMS. We anticipate a substantial number of the new buses in Europe will utilize ADAS technologies in the future, as we are seeing an increasing number of orders from the City of London for application on electric buses that incorporate these technologies. Additionally, in 2022, Mercedes adopted CMS technologies in their Actros model vehicle, which further supports our belief that CMS technologies will be rapidly adopted in the majority of new trucks and buses as well as retrofits in the coming years.

In addition to the OEM market for CMS and ADAS technologies, we see significant opportunity in retrofitting existing truck and bus fleets to address an increased focus on safety from operators and regulators. For example, in September 2022, we were sub-contracted to provide one of our customers with our ADAS technology pursuant to their contract with the city of Lyon, France, which is aiming to retrofit the city’s bus fleet of approximately 900 buses with ADAS technologies to promote public safety. Similarly, in July 2023, we were chosen by a city in Australia to retrofit its full fleet of approximately 1,000 public buses with our ADAS technologies. These are strong indications of broader market adoption of CMS and ADAS solutions and opportunities to retrofit the installed base of existing truck and bus fleets.

Competitive Strengths

We believe that we have significant advantages that will enable us to continue our market leadership in light and vision control technologies and continue our business prosperity:

A global market leader in light and vision control technologies

•        We are a fully-integrated, light and vision control company, leveraging our cutting-edge nanotechnology and electronics capabilities in light control and our mechatronics and image analysis technologies in vision control. We serve the large and high-growth advanced light control materials industry as well as the growing ADAS market for commercial vehicles, and we have established leadership positions across the mobility and architecture markets and are in serial production, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies like Boeing, Honda, Mercedes, Ford, BMW, and Avery Dennison.

•        We are a leading provider of active light control material technologies and the only company offering both SPD and LC technology, enabling a wide range of applications and capabilities for our customers across multiple end-markets. In February 2023, we acquired from Resonac Corporation (formerly Hitachi Chemical Company, Ltd., or Hitachi Chemical), or Resonac, the only other SPD film producer in the world at this time, its full SPD intellectual property portfolio, thus making us the only licensed vendor of SPD technology in the world at this time. The technologies we develop are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality.

•        In the aerospace market, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, capable of providing fully manufactured smart glass and advanced shading solutions directly to our customers. For example, we have established a leading position for cockpit shading in commercial airliners and business jets by securing contracts with Boeing for those products, which accounted for approximately 90% of the market in cockpit shading for commercial airlines and business jets in 2024. Additionally, we are in serial production for cabin shades and Light Control Glass, or LCG, either directly or through sub-contracts, with seven of the largest OEMs in the business jet space, including Embraer, HondaJet, Bombardier, Gulfstream, Daher and Beechcraft. Furthermore, we are utilizing our technical expertise in cockpit applications to expand our robust and growing presence in the cabin light management market. For example, in February 2022, we won a significant contract with a leading international airline for the use of our cabin light management technologies in their entire fleet of 737 Max aircraft.

•        Our Tier 1 supplier status in the aerospace market also provides us with a competitive advantage in the automotive and architecture markets where we are able to leverage our glass fabrication and mechatronics capabilities to provide differentiated products and services to our customers. In the automotive market, we are a leading Tier 2 vendor of LCG and transparent displays for vehicle glazing and entered into serial production in 2023 with three leading OEMs for rooftop and side window applications. We plan to expand production to an additional four leading OEMs in 2024, including Daimler. We have entered into supply agreements with each of these OEMs to have our SPD technology installed in their new car models. In the architecture market, we have established ourselves as an industry leader in the manufacture and sale of active light control material technology across all major verticals, including commercial, retail, residential, healthcare and hospitality, for both interior and exterior applications. In September 2023, we were selected by National Geographic to provide smart glass technology for the façade of its national headquarters in Washington, D.C.

•        We have a large global network of glass fabricator partners with more than 75 glass fabricators in over 30 countries across the world utilizing our technologies. Our technologies consist of differentiated products with novel value-added features, such as pre-fabricated stacks, which enable the glass industry to manufacture smart glass augmented with our films and electronics, while our training and licensing services ensure consistent and high-quality end products for our fabricator customers.

•        Along with our strong industry position as a global leader in light control products, we are also a technology leader in the growing ADAS market for commercial vehicles, such as trucks, buses and coaches, and believe we are well-positioned to become the industry leader in both the OEM and retrofit markets. After decades of investment into the development of advanced mirror technology, we have expanded our product offerings into the next generation of CMS and other ADAS solutions that are focused on addressing driver blind spots and utilizing our leading image analysis capabilities to identify pedestrians, bicyclists and other VRUs in real time. Active vision control technologies have already been widely adopted in the ADAS market, and our CMS technology strengthens our position as a Tier 1 supplier and market leader in the bus and coach market due to the leading optical quality of our products. Further, we believe our CMS technology will be used in a meaningful number of installed bases in North America and Europe by 2025.

Serving large, high-growth markets supported by strong long-term secular trends

•        We benefit from the rapidly increasing adoption of light and vision control technologies within a diverse set of end-markets that are aligned with long-term secular growth trends.

•        The strong long-term growth outlook for demand growth is a result of multiple trends across our diverse set of end-market applications. We believe our technologies deliver important environmental, social and financial benefits to our customers and are well-aligned with industry trends towards smart building construction, electric vehicle (EV) adoption and ADAS implementation.

•        Active light control materials in car windows and roofs lower automotive energy consumption by reducing air-conditioning requirements, extending the driving range of an EV by approximately 5.5%. Our active light control technologies also help architects meet their energy efficiency targets to achieve green building certifications and enhance the overall security, comfort and privacy of buildings.

•        In addition to demand growth resulting from technological shifts in these key end-markets, public policy shifts are also driving a favorable long-term growth outlook for our business. For example, in August 2022, the U.S. Federal government, as part of the Inflation Reduction Act of 2022, adopted the Dynamic Glass Act which extends meaningful investment tax credits to electrically-controlled variable tint materials. The passage of this act is expected to further accelerate the adoption of active light control material technologies in the architecture and mobility markets. In 2020, the European Commission also established a framework for the European Green Deal such that the European Commission has set out to make Europe climate-neutral by 2050, which also sets the intermediate target of reducing net greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. Additionally, in October 2023, the Council of the European Union adopted the new Renewable Energy Directive to raise the share of renewable energy in the EU’s overall energy consumption to 42.5% by 2030 with an additional 2.5% indicative top-up to allow the target of 45% to be achieved. In Asia, a number of countries, including Malaysia, Singapore, Vietnam, Thailand, Japan, the Philippines, Cambodia and Laos, have published national energy transition frameworks or offered investment and tax incentives with respect to renewable energy. We expect similar legislation to follow in countries that have not yet adopted such legislation or frameworks.

•        Within the aerospace market, we do not expect substantial new aircraft development by leading OEMs in the coming years. In lieu of newer models, it is our expectation that the airline sector will primarily compete based on improvements to their fleets’ interior offerings, with cabin light management technologies likely to be a key differentiator. While historically OEMs such as Boeing have determined the cabin design within their aircraft, airlines are now increasingly seeking a range of options to offer for their customers, leading to more opportunities for advanced technologies such as those provided by us.

•        Additionally, in the commercial vehicle market, ADAS technologies are playing a critical role in improving the drivers’ vision, comfort and overall driving experience, thereby reducing the frequency of accidents. This in turn results in improved safety for commercial vehicles and reduced downtime and repair costs. CMS technologies alone have been shown to reduce the overall costs related to bus accidents by approximately 40% over an 18-month period, according to a study conducted by Geneva Public Transport, and can save up to 4% on fuel economy relative to traditional wing mirrors which add to aerodynamic drag. From a policy perspective, this technology is well-aligned with policymakers’ focus on improving the safety of commercial vehicles on the road. For example, in July 2022, the European Union mandated new regulations requiring trucks, buses and coaches to be equipped with certain ADAS technologies to better prevent collisions with pedestrians, cyclists and other VRUs. According to a recent report, the global safety tech market, including ADAS and CMS for trucks and buses and driver protection doors for buses, is expected to reach $15 billion by 2028 and to grow at a CAGR of 21.5% from 2023 to 2028.

•        In addition to the OEM market for ADAS and CMS technologies, there is also a significant retrofit opportunity for long-life truck and bus fleets driven by an increasing focus on safety. Since 2018, we have sub-contracted with Journeo Fleet Systems Limited (f/k/a 21st Century Fleet Systems Limited) to retrofit the City of London’s bus fleet with our ADAS technologies, in line with their public initiative to promote more safety on the roads. We have seen increases in the number of buses that have adopted ADAS technologies for each year of the life of the contract, which leads us to believe that this contract is indicative of a broader shift in adoption and represents a significant market opportunity. Similarly, in July 2023, we were chosen by a city in Australia to retrofit their fleet of approximately 1,000 public buses with our ADAS technologies.

Highly complementary light and vision control technologies model drives sustainable competitive advantage

•        Our business delivers complete and customized technologies to customers by leveraging our differentiated nanotechnology, material science, electronics, mechatronics and image analysis capabilities. We believe we have a competitive advantage as the only vendor to develop and market multiple active light control material technologies, while providing the most comprehensive range of solutions for light and vision control systems across a set of diverse end-markets, applications and geographies. We have a successful historical track record and a comprehensive roadmap for developing innovative products that address each market’s evolving requirements, which also includes a wide range of unique product features and specifications, from temperature control and visibility control to varying transition time and durability.

•        Our ability to provide full pre-fabricated stacks to glass processing customers also enables more consistent and higher quality end products with a simpler, cheaper and more efficient manufacturing process for customers. The power of our platform can be demonstrated by our contract with a leading international airline. Notably, the dimmable cabin windows that we will be producing for their 737 Max aircraft bring together our SPD and LC active light control material technologies, as well as our mechatronics and engineering expertise to deliver an innovative and differentiated solution. Additionally, our awarded ADAS program with Ford Trucks represents a milestone industry development, as we will be working with Ford Trucks to deliver an entirely camera-equipped truck to the commercial vehicle market. We believe this will be an industry standard within the next five years and that our early entrance into this application positions us to be a market leader.

Mission-critical nature of our products and high switching costs drive customer stickiness

•        Our light and vision technologies are vital to our customers’ product performance and enable greater product innovation. Further, our customers often realize greater revenues from their products by incorporating our technologies. Our mobility customers generally demand the highest quality and performance specifications for light and vision systems, given the critical nature of safety in those end-markets, which they in turn verify through extensive testing and certification processes that can often last up to four years, based on our past experience with customers. Once this thorough verification process is complete and our solutions are approved, our customers are highly unlikely to switch suppliers.

•        Additionally, we have fostered close, collaborative relationships with many OEMs, Tier 1 suppliers and glass fabricators who rely on our technological innovation. As such, we partner with these customers during the product development process to ensure that our solutions meet their requirements and are ultimately certified, further strengthening our relationships with our customers. As such, when our technologies are selected and incorporated into automotive and aerospace OEM production models, we typically enjoy multi-year contracts with those customers, which can, in certain circumstances, extend to the life of a production model.

•        Moreover, there is a growing importance for establishing geographic proximity to customers, particularly in the architecture market, in order to increase responsiveness and shorten supply chains. We believe this is a competitive advantage for our business given our global presence as we have the ability to deliver our technologies quickly and efficiently around the world. Additionally, we are able to provide unique ancillary value-added services alongside our products, including in-field and on-site support and training programs, which we believe support close customer relationship and stickiness.

Market-leading R&D and technological innovation

•        Our business maintains a track record of developing innovative solutions, and we expect to be a key player in advancing the innovation goals of our customers through our multi-disciplinary expertise across nanotechnology, material science, electronics, mechatronics and image analysis. We leverage our close customer relationships and market insights to anticipate the needs of our customers and end users, so as to invest resources in high-return projects while maintaining the flexibility to deliver customized, local solutions. Our R&D programs extend from nanoparticles and polymer chemistry through intermediate synthesis, coating formulation, emulsion and composite processing, in addition to related manufacturing and component assembly processes.

•        Within our materials program, we emphasize expanding use cases for our technologies with a focus on developing greater optical range, faster switching speeds, improved temperature control and a broader array of color and pattern options. For example, we are currently developing a “Black SPD” program to meet a demand from many of our automotive and architecture customers, which we believe will significantly expand our addressable market. We are also developing a technology to control infrared-only wavelengths, thereby enabling transparent windows that offer reduced heat absorption.

•        Within ADAS, we have invested significant resources into CMS and image processing algorithm systems, or IPAS, in response to novel customer requirements, positioning us as a technology leader in the commercial vehicle space. Further, we are currently developing CMS augmented by image-analysis capabilities, spatial information service, or SIS, and other features, such as driver monitoring systems, or DMS, blind spot protection, or BSP, and night-vision, which will combine ADAS and LCG into one unique system, thereby improving vehicle operator response time while reducing system costs.

•        In addition to expanding our technological offerings, we have also dedicated research and development projects toward improving our manufacturing yields and proprietary production and processing capabilities, enabling us to expand our capacity to provide customers with pre-fabricated full-stacks, among other products. We have independently-owned and operated on-site research and development centers in Israel and France as well as more than an aggregate of 141 patents and 23 patent applications with a significant book of trade secrets across our intellectual property, engineering and manufacturing platforms. As of May 17, 2024, our R&D team included 110 scientists, process engineers and other research and development team members and represented approximately 17% of our employee base. In addition to our dedicated team, we also have relationships with leading academic institutions and are currently in discussions with universities in Asia to develop electrochromic (EC) films for flexible substrates such as PET-IO, which we believe will unlock a unique set of use cases and become a preferred light control technology in certain architectural applications.

Broad base of blue chip customer and partner relationships globally

•        We have developed strong, ongoing relationships with over 750 customers in more than 30 countries, including multi-national blue-chip OEMs such as Boeing, Honda, Mercedes, Ford, BMW, and Avery Dennison. In addition, we have ongoing relationships with leading glass fabricators around the world, including AGC, Nippon Sheet Glass (NSG) and LTI Smart Glass, and other industry-leading companies, such as LG Display. Over 85% of our revenue in 2022 came from recurring customers, some of whom have been customers with us for 15 years. Our deep collaboration with OEMs provides greater customer insight, driving the development of new products and processes to capture incremental growth from customer-driven innovation. Additionally, we enjoy various entry points to sell our technologies across the value chain such that we can pursue customers at what we believe to be the most receptive channel of entry. This allows us to sell at the Tier 1 supplier level, OEM level or end-customer level. Moreover, we benefit from the support of world-class strategic investors such as Hyundai, BOS and Avery Dennison, who provide a competitive advantage through their end-market insights as well as marketing and distribution partnerships.

Diverse revenue base by end-market, customer and geography

•        The diverse nature of our global business model reduces the risk of exposure to any single end-market, customer or region. Each of our segments and geographies consists of various end-markets and verticals offering different demand drivers, further de-risking our revenue profile. Within mobility, we are active in the automotive, aerospace, truck, bus and coach, rail and marine end-markets. We also serve all major architectural markets, including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. We believe our breadth and diversity differentiates our business from our competitors who typically have a much narrower geographic and/or end-market application focus. In 2023, we generated approximately 22.5% of our revenues in the United States, 21.7% in Europe (excluding France), 45.8% in France, 1.4% in Israel, and 4.6% in Asia, with the remaining 4.0% generated in other countries across the world. In the same period, we generated approximately 43.4% of our revenues in the aerospace market, 38.1% in safety tech and commercial vehicle market and 18.5% in the automotive and architectural markets combined. Moreover, our customers are located in over 30 countries, with no single customer representing more than 9.3% and 9.7% of our revenue for the year ended December 31, 2023 and three months ended March 31, 2024, respectively.

Highly versatile, global manufacturing platform with differentiated capabilities

•        We are a vertically-integrated company delivering superior quality products to customers on a global basis with five state-of-the-art production sites spanning across three continents. Our unique, in-house material science capabilities include the synthesis of nanoparticles and polymers, the design and production of emulsions and formulations, the application of coatings to films and the lamination of those films. We are also able to process and cut the films and build full stack products for certain customers. Additionally, we develop, manufacture and integrate our electronic drivers and components for certain products, along with the associated software. Within ADAS, our capabilities include software design, mechatronics and complex assembly of the components that comprise our solutions.

•        In recent years, we have invested significant amounts of resources into our human capital, processes and equipment to increase our manufacturing scale and improve productivity to address growing customer demand. With our in-house manufacturing capabilities and expertise, our business is better positioned to add capacity and respond to changes in customer demand.

•        Furthermore, we closely monitor the cost and time required to add capacity to our product verticals and opportunistically undertake expansion initiatives. In 2022, we expanded our state-of-the-art LC material synthesis facility in Tel Aviv, Israel, which we estimate can now produce LC films for approximately 180,000 square meters of material annually and we currently have plans to build a new line in this facility. Additionally, we believe our custom 11,000 square meter production facility, strategically located near Stuttgart, Germany, is capable of producing SPD film for approximately 600,000 square meters of material annually for the automotive and architecture industries. We currently estimate that we utilize approximately 25% of our PDLC production capacity in our Tel Aviv facility and approximately five to ten percent of our SPD production capacity in our Stuttgart facility, leaving ample room to grow production with minimal additional capital investment. Finally, our ADAS capabilities are supported by our facility in Lyon, France which we estimate has a current annual production capacity of approximately 10,000 CMS units and we plan to expand our annual production capacity in that facility to approximately 100,000 – 125,000 CMS units. Our proprietary production processes, IP and deep experience working with multiple technologies across a broad range of engineering and manufacturing disciplines enable greater innovation and facilitate our expansion into new markets and applications, while also driving our competitive cost position.

Compelling financial profile with strong margins and cash flow

•        We have an attractive financial profile highlighted by our strong revenue growth profile and increasing profitability. Our robust revenue pipeline and backlog of identified automotive and aerospace OEM opportunities provide an attractive degree of visibility in those markets. Our aerospace and automotive customers typically operate under multi-year contracts, including cockpit shading contracts, which can, under certain circumstances, extend for the lifetime of each aircraft model. This visibility also facilitates enhanced inventory planning and raw materials purchasing flexibility, resulting in improved gross margins. We believe we have a significant opportunity to further expand our profitability via fixed operating leverage as our production begins to scale. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives — we invest significant resources in our R&D program to reduce the manufacturing costs associated with our products. For example, we have successfully reduced LC film thickness from 25 microns to 20 microns, directly translating into an approximately 20% reduction in material costs for those products. We have also successfully doubled the speed of our LC line, which significantly reduces costs on a per unit basis. Within ADAS, we are developing superior technologies with fewer, higher quality cameras resulting in lower costs and improved margins. We have a rich pipeline of initiatives to further reduce costs across our material science and ADAS manufacturing operations.

•        Our business utilizes a capital efficient business model which leverages a manufacturing network of five global production facilities across three continents. Our business model is inherently asset-light, which results in lower capital expenditures. This asset-light models enables strong unlevered cash flow conversion, attractive, stable returns and the ability to return capital to shareholders over time.

Experienced management team with strong track record of driving growth

Our company is led by a highly experienced and talented management team with a proven track record of driving growth. We have a diverse combination of talent across sales, operations, chemistry and engineering to deliver our next phase of growth. Our management team is led by our Co-Founder and Chief Executive Officer Eyal Peso, who founded Gauzy in 2009 and has served as CEO and Chairman of our board of directors, or the Board, since our inception. Prior to founding Gauzy, Mr. Peso served in various research & development and management roles at Alvarion. Our Chief Technology Officer and Co-Founder, Adrian Lofer, previously served as a lead research and development engineer at Alvarion and as a research and development engineer at NICE prior to that. Our Chief Financial Officer, Meir Peleg, joined the company in 2017 and brought with him more than 15 years of finance experience with over 10 years of CFO experience. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability, including developing significant partnerships with industry-leading customers, investing in new technologies and products, upgrading operational capabilities and executing the transformational acquisition and integration of Vision Lite.

While we are confident that our competitive strengths will aid us in improving our business, we are aware of the challenges and limitations to our business, including our status as an early growth stage company, our ability to continue to make technological advances and competition to win production models with OEMs and Tier 1 suppliers. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. In addition, market acceptance of some of our products depends on the ability of market participants, including us, to resolve technical challenges for increasingly complex technologies in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our technologies compared to competing technologies. If consumer acceptance of our technologies in the OEM market does not increase, sales may be adversely affected and we could experience a decline in revenue. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

•        our business and industry will require us to make technological advances to remain competitive;

•        we will require additional capital to develop and expand our operations, which may not be available to us at all or on terms that are favorable when we require it;

•        our marketing and growth strategy may not be successful;

•        our business may be subject to significant fluctuations in operating results;

•        we may not be able to attract, retain and motivate qualified professionals;

•        the adoption of light and vision control technologies is still in its early stages;

•        we will need to successfully anticipate customer needs and preferences in order to acquire new customers, expand our product portfolio and enter new markets, which may be challenging to do;

•        we will need to balance the effects of business investment, unemployment, consumer spending behavior, and business and consumer demand on our business operations; and

•        we will be exposed to the impact of potential supply chain disruptions on our business.

See “Risk Factors — Risks Related to Our Business and Industry” for further information about the risks we face.

Growth Strategies

Our multi-faceted growth strategy positions us to drive profitable, above-market growth in the markets we serve. The key elements of our growth strategy are to:

Capitalize on our market leadership positions to accelerate customer adoption

•        The adoption of light and vision control technologies is still in its early stages with a significant runway for further penetration. As a market leader, we believe, based on our knowledge of competitor offerings, that we are well-positioned to capitalize on the accelerating demand by leveraging our best-in-class technologies and recent capacity expansions. In the automotive market, we expect to continue to benefit from the increasing adoption of active light control materials with novel applications in mirrors, sunroofs and windows. We are well established in this space and are focused on working with many OEMs to incorporate our active light control technologies into their product offerings. For example, many electric vehicles on the market today feature glass panoramic sunroofs and we are actively leveraging our existing position in the automotive market to pursue additional such opportunities. Recent regulations have required the replacement of mechanical mirrors with CMS, which enables reduced downtime and the achievement of certain safety targets. This trend is especially prominent in commercial vehicles and public transportation fleets and will continue to be an attractive tailwind for our CMS business.

•        Our market leadership and reputation as an established player in CMS and active light control material technologies in mobility is further validated by the financial investment in our business by major automotive industry players such as Hyundai. We believe that we have a leading technology position in the market as a result of our expertise in image algorithm systems and are uniquely positioned in the advancement of ADAS for trucks and other commercial vehicles, which require more advanced features. This is demonstrated by our first-of-its kind OEM arrangement for a truck with an entirely camera-based system, which we intend to build on with other mobility customers to further transform that market. We are equally renowned in the aerospace market and have developed longstanding relationships with Boeing as a Tier 1 supplier resulting in our approximately 90% share in cockpit shading systems for commercial airlines and business jets. Full-service airlines and low-cost carriers alike are increasingly focused on differentiating themselves through interior fleet upgrades, including cabin light management. Our contract with a leading international airline to retrofit their 737 Max fleet is an example of customer experience enhancements; we will continue to pursue similar opportunities directly with other airlines who now have greater flexibility for their fleets from the OEMs. We are at the forefront of innovation in the architecture space and provide the widest range of light control material technologies, as no other player currently provides both LC and SPD offerings nor caters to both the building interior and exterior. Within architecture, the passing of the Dynamic Glass Act in the United States in August 2022 has expanded green tax credits to the use of smart glass in buildings which will accelerate adoption in the architecture market and we are well-positioned to leverage our unmatched network of fabricators and film processors to capture that growth across a broad range of architectural applications. For example, in September 2023, we were selected by National Geographic to provide smart glass technology for the façade of its national headquarters in Washington D.C.

Strengthen and expand our customer relationships

We are a key partner to our large and diversified customer base consisting of glass fabricators, film processors, automobile and aircraft OEMs, airlines and municipalities, among others. As part of our unique business model, we enable the glass industry to manufacture its own smart glass by providing fabricators with materials and technologies to manufacture locally. We manage a large network of glass fabricators worldwide, allowing us to support and grow with our end customers on a global basis and we intend to expand our network to capture further demand and market share over time. We plan to continue to sign new partnerships and win contracts with leading OEMs and suppliers as they expand their own product lines across the mobility and architecture markets and look for innovative technologies to differentiate their products. While we plan to build on our leadership in CMS technologies for the truck, bus and coach market, we are also focused on expanding our ADAS offering for commercial vehicles. We believe we have a substantial opportunity with those customers given our ability to adapt our technologies to cater to the additional complexity that such vehicles require. Moreover, we plan to build on our dominant position amongst aircraft OEMs and completion centers to grow our network of airline customers given the increasing flexibility of airlines to exert more influence on cabin design decision-making.

As a testament to our customer acquisition strategy, we have been successful in securing numerous key contracts in 2023. In May 2023, we entered serial production with two leading automotive OEMs, and have plans to commence serial production with four leading OEMs in 2024, including Daimler. We have entered into supply agreements with each of these OEMs to have our SPD technology installed in their new car models. Additionally, in July 2023, we signed a contract with a city in Australia to retrofit a fleet of approximately 1,000 buses with ADAS technology. Additionally, in October 2022, we were selected by the Washington Dulles International Airport to equip its interior business lounges with our patented smart glass technology and, in September 2023, we were selected by National Geographic to provide smart glass technology for the façade of its national headquarters in Washington D.C.

We enjoy revenue visibility from a growing revenue backlog that consists of customer orders and long-term supply agreements with our aerospace, automotive and ADAS customers. As of March 31, 2024, we had a revenue backlog of approximately $36.9 million. New supply agreements provide an attractive compounding effect on recurring revenue and visibility.

The following chart shows the revenue backlog we have as of the end of each applicable quarter. We define revenue backlog as firm orders that have not yet been shipped or have been shipped, but not yet recognized as revenue pursuant to our revenue recognition policy. For more information about how we define and calculate revenue backlog, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures,” and for additional information on our revenue recognition policy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following chart shows the development of revenue generation for two specific customers, one in aerospace and the other in safety tech, for the periods specified below.

Introduce innovative new products that expand our markets

•        Our technology innovation has been a cornerstone of our success throughout our history. We embrace an entrepreneurial, R&D-centric mindset supported by our well-invested manufacturing platform and dedicated team with significant expertise in material science, mechatronics, image analysis and advanced manufacturing. As of May 17, 2024, our sizable R&D organization included 110 scientists, process engineers and other research and development team members who actively manage a strong pipeline of growth initiatives and we contribute a significant portion of our budget towards research and development initiatives. We have safeguards in place to ensure that our intellectual property portfolio of patents and patent applications is secured and our technology is protected against imitation through licensing arrangements.

•        We will continue to leverage these resources and capitalize on market and customer insights to expand our use cases through new innovative products and value-added features to drive growth. In particular, we believe that anticipating customer needs and preferences is an integral part of customer adoption. As a result, our business and engineering personnel become closely acquainted and develop collaborative relationships with our customers. These close customer relationships enable us to identify and forecast the needs of our customers and draw upon our intellectual property portfolio and expertise in technology research and development to create new products and successfully position our portfolio within the ever-changing business environment. Examples of our initiatives include:

•        Within our ADAS portfolio, we are currently developing CMS augmented by image-analysis, BSIS, MOIS DMS, BSP, night-vision and more, including the combinations of ADAS and LCG into one unique system, to further improve vehicle operator response times and reduce system costs.

•        “Black SPD” program: This program, requested by many of our automotive and architecture customers, would replace traditional blue nano particles with black ones. We believe that “Black SPD” would significantly expand our addressable market due to its improved optical quality and color.

•        Infrared (IR) program: We are developing light control technologies that will only control the infrared band wavelengths, resulting in better energy and temperature control.

•        We also have relationships with leading academic institutions and are currently engaged in advanced research of our own electrochromic (EC) technology applied on flexible substrates such as PET-ITO, which we believe will unlock a unique set of use cases and become a preferred light control technology in some architectural applications.

Leverage our global manufacturing footprint and operational excellence to drive margin expansion

In recent years, we have made strategic investments to expand our manufacturing capabilities. We operate as a one-stop shop and are deeply involved across our products’ value chain, spanning across product development and nanoparticle synthesis through lamination and processing, enabling us to more effectively realize opportunities to reduce production costs and react faster to fluctuations in market demand. We believe there is an opportunity for significant margin expansion as we continue to scale our business and benefit from increased capacity utilization and fixed operating leverage. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives driven by our research and development efforts focused on both material science and engineering. For example, we have successfully reduced LC film thickness from 25 microns to 20 microns enabling an approximately 20% reduction in material cost for select products and have also successfully doubled our LC line running speed. We have identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity and improved margins in the coming years.

Pursue strategic acquisitions that broaden our platform and enhance our capabilities

Our industry is large and highly fragmented, and our reputation as a leading innovator provides us with an opportunity to pursue value-enhancing acquisitions that can accelerate our growth and improve our profitability. We believe we are well-positioned as an acquirer of choice due to our global presence, industry-recognized leadership in innovation, diverse manufacturing network and highly entrepreneurial, multi-cultural team with significant engineering and material science expertise. As a public company, we will have the added flexibility of financing future acquisitions through our public currency in addition to other funding sources. We have a proven track record with our successful acquisition and integration of Vision Lite and intend to target opportunities, such as our recent acquisition of Resonac’s (formerly Hitachi Chemical) full SPD intellectual property portfolio, which included obtaining and learning the know-how with respect to Resonac’s technical and business information related to such acquired patents, that strengthen our market position, expand our product portfolio, enhance our technologies and extend our manufacturing capabilities, including through vertical integration. We have a robust pipeline of such opportunities and will apply a selective and disciplined strategy to pursue opportunities that enhance our growth, profitability and cash flow.

Business Combination

On February 7, 2021, we entered into a share purchase agreement, or the Vision Lite SPA, with the shareholders, or the Sellers, of Vision Lite SAS, a French société par actions simplifiée, or Vision Lite, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination. The Business Combination closed on January 26, 2022, or the Closing Date. The consideration for the Business Combination consisted of $23.7 million (€21.0 million) in cash, the repayment of Vision Lite’s loans in an amount of approximately $12.9 million (€11.4 million) and contingent consideration of up to $5.6 million (€5.0 million), contingent on the future revenues of Vision Lite. On the Closing Date, an amount of $9.4 million (€8.4 million) was paid in cash to the Sellers, $9.4 million (€8.4 million) was paid to the escrow agent and thereafter released to the Sellers on April 12, 2022, $3.4 million (€3.0 million) was paid to the Sellers on April 28, 2022 and May 11, 2022, respectively. In addition, on May 4, 2022, $1.3 million (€1.2 million) of the consideration was paid into escrow for the purposes of providing indemnification for claims of breach of representations by the Sellers. On January 15, 2023, the $1.3 million (€1.2 million) in escrow was released to the Sellers and invested in the Company in consideration for 9,643 Preferred D Shares. In addition, $12.9 million (€11.4 million) was used to pay off the remainder of Vision Lite’s loans. As of the Closing Date, we became the sole shareholder of Vision Lite.

The Vision Lite SPA also contains certain earn out provisions, or the Earn Out Agreement. The Earn Out Agreement requires the Company to pay the Sellers amounts ranging up to $5.6 million (€5.0 million), split into two payments of up to $2.8 million (€2.5 million) each, conditional on the annual revenue targets for the years ended December 31, 2022 and 2023. In March 2022, the Earn Out Agreement was amended to include two payments of up to $3.4 million (€3.0 million) each, contingent on meeting annual revenue targets for the calendar years 2022 and 2023. In June 2023, the Earn Out Agreement was amended to re-allocate the payments amongst the Sellers and set forth a payment schedule with respect to the initial $3.4 million (€3.0 million) payment, or the First Earn Out Payment. With respect to the other $3.4 million (€3.0 million) payment, the target revenue that obligates us to pay an earn out amount to the Sellers was increased to €54.4 million, or the Second Earn Out Payment. We met the annual revenue target for 2022. If any portion of the First Earn Out Payment or Second Earn Out Payment is not paid within 90 days of its relevant due date, then such amount shall bear interest at a rate of seven percent per annum. In December 2023, we further amended the Earn Out Agreement with respect to one of the Sellers (the “Amendment Seller”) and paid $1.7 million (€1.5 million) of the First Earn Out Payment to the Amendment Seller and agreed to pay the remaining balance of $0.328 million (€0.3 million) of the First Earn Out Payment. In March 2024, we paid the remaining balance of the First Earn Out Payment to the Amended Seller and in April 2024, we further amended the Earn Out Agreement such that we shall pay the Amendment Seller the relevant portion of the Second Earn Out Payment, totaling approximately $1.25 million (€1.15 million) in two installments comprising $0.3 million (€0.3 million) no later than April 30, 2024, which was previously paid, and $0.9 million (€0.85 million), payable within three business days following the closing of this offering or June 15, 2024, whichever is earlier.

Our Corporate Structure

The following diagram depicts our corporate structure, including ownership and voting control of each entity, on a post-offering basis:

Summary Risk Factors

Investing in our securities involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•        we invest significant effort and capital seeking validation of our light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition;

•        failure to make competitive technological advances will put us at a disadvantage and may lead to a negative operational and financial outcome;

•        we are an early growth-stage company with a history of losses and anticipate that we expect to continue to incur significant losses for the foreseeable future;

•        our operating results and financial condition have fluctuated in the past and may fluctuate in the future;

•        we are exposed to high repair and replacement costs;

•        we may not be able to accurately estimate the future supply and demand for our light and vision control products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays;

•        the estimates and forecasts of market opportunity and market growth we provide may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all;

•        we may be unable to adequately control the capital expenditures and costs associated with our business and operations;

•        we may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations;

•        shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results;

•        our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine;

•        we are subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of our light and vision control products. Some of our customers also require that we comply with other unique requirements relating to these matters;

•        if we are unable to obtain, maintain and protect effective intellectual property rights for our products throughout the world, we may not be able to compete effectively in our markets;

•        the market price of our ordinary shares may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your ordinary shares at or above the price you paid and may lose all or part of your investment;

•        our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations;

•        our principal shareholders, and related officers and directors beneficially own approximately 49.8% of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval;

•        we have no operating experience as a publicly traded company in the United States;

•        if we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed; and

•        conditions in Israel could materially and adversely affect our business.

Corporate Information

We are an Israeli corporation based in Israel and were incorporated on October 26, 2009, under the name Gauzy Ltd. Our principal executive offices are located at 14 Hathiya Street, Tel Aviv 6816914, Israel. Our telephone number in Israel is +972-72-250-0385. Our website address is www.gauzy.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•        will not be required to conduct an evaluation of our internal control over financial reporting;

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

•        are exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards.

Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary shares offered by us	4,166,667 ordinary shares
Underwriters’ option to purchase additional ordinary shares	We have granted the underwriters an option, exercisable for a period of 30 days from the date of this prospectus, to purchase up to 625,000 additional ordinary shares from us.
Ordinary shares to be outstanding after this offering	18,515,675 ordinary shares (or 19,140,675 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Use of proceeds

We expect to receive approximately $65.98 million in net proceeds from the sale of ordinary shares offered by us in this offering (or approximately $76.44 million if the underwriters exercise their option to purchase additional shares in full), based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the following purposes:

•   approximately $6 million for the purchase of equipment and materials for the expansion of our production lines;

•   approximately $3 million for research and development;

•   approximately $3 million for advertising and marketing;

•   approximately $1 million for payment of the remaining Second Earn Out Payment; and

•   approximately $51 million for working capital, including approximately $1.5 million in bonus payments to officers, employees and consultants payable upon the closing of this offering, and other general corporate purposes.

We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, although we have no binding agreements or commitments to do so at this time. See the section of this prospectus titled “Use of Proceeds” on page 70.

Risk factors

See the section of this prospectus titled “Risk Factors” beginning on page 28 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Listing	We have applied to list our ordinary shares on the Nasdaq under the symbol “GAUZ.” This offering is contingent on the listing of our ordinary shares on the Nasdaq.

Indication of Interest

OIC Growth Fund has indicated an interest to purchase, directly or by way of an affiliate, up to 833,333 of ordinary shares in this offering, which represents no more than 20% of the total ordinary shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ordinary shares in this offering to this investor, or this investor may determine to purchase more, less or no ordinary shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any ordinary shares purchased by this investor as they will on any other ordinary shares sold to the public in this offering. See “Underwriting.”

The number of the ordinary shares to be issued and outstanding immediately after this offering as shown above assumes that all of the ordinary shares offered hereby are sold, and is based on 5,277,268 ordinary shares issued and outstanding as of March 31, 2024, together with (i) 4,693,318 ordinary shares issuable upon the conversion of all outstanding shares of our redeemable convertible preferred shares upon the consummation of this offering assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, (ii) the issuance of 496,244 ordinary shares upon the exercise of warrants upon consummation of this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility and (iii) the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements upon consummation of this offering, and excludes the following:

•        1,772,273 ordinary shares issuable upon exercise of warrants to purchase ordinary shares outstanding as of such date;

•        1,298,595 ordinary shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Share Award Plan outstanding as of such date, at a weighted average exercise price of $0.07, of which 879,065 were vested as of such date; and

•        394,927 ordinary shares reserved for future issuance as of such date under our 2016 Share Award Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        a 4.390914-for-1 share split of our ordinary shares, effected on May 28, 2024;

•        an initial public offering price of $18.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•        no exercise of the outstanding warrants and options described above, except 496,244 ordinary shares issuable upon the exercise of warrants in connection with this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility;

•        no exercise by the underwriters of their option to purchase up to 625,000 additional ordinary shares in this offering;

•        the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares immediately prior to the closing of this offering;

•        and the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements; and

•        the adoption of our amended and restated articles of association to be effective upon the closing of this offering, or the Amended Articles (other than the elimination of the par value of our ordinary shares), which will replace our amended and restated articles of association as currently in effect.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data as of and for the periods presented. The summary historical consolidated financial data for the years ended December 31, 2023 and 2022 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary historical consolidated financial data for the three months ended March 31, 2024 and 2023 and as of March 31, 2024 have been derived from our unaudited consolidated financial statements and the related notes contained elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period, and should be read in conjunction with the sections titled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

(in thousands of USD, except share and per share data)	Year Ended December 31,		Three Months Ended March 31,
	2022	2023	2023	2024
Statements of Operations Data:
Revenues	$49,033	$77,980	$17,433	$24,729
Cost of revenues	37,457	55,992	12,288	18,007
Depreciation and amortization	1,889	2,047	481	507
Total cost of revenues	39,346	58,039	12,769	18,514
Gross profit	9,687	19,941	4,664	6,215
Research and development expenses	12,216	16,035	3,445	4,381
General and administrative expenses	12,856	16,187	2,612	6,129
Sales and marketing expenses	10,693	15,302	2,911	4,290
Depreciation and amortization	3,711	3,664	896	1,021
Other expenses	2,594	747	358	25
Operating loss	32,383	31,994	5,558	9,631
Financial expenses, net	5,476	47,122	12,947	3,554
Other income	—	(32)	—	—
Loss before income tax	37,859	79,084	18,505	13,185
Income tax	44	183	14	62
Loss for the period	$37,903	$79,267	$18,519	$13,247

Other comprehensive loss
Net Actuarial gain	(555)	367	364	(235)
Currency translation adjustments	2,410	(1,151)	(807)	587
Fair value gain (loss) on changes of own credit risk	(113)	(443)	(105)	5,621
Total other comprehensive loss	1,742	(1,227)	(548)	5,973
Total comprehensive loss	$39,645	$78,040	$17,971	$19,220
Loss per share, basic and diluted	(13.65)	(18.19)	(6.63)	(2.51)
Weighted average number of shares outstanding used in computation basic and diluted loss per share	2,776,678	4,356,665	2,793,004	5,276,210

(in thousands of USD)	As of March 31, 2024
	Actual	Pro Forma(1) (Unaudited)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$2,419	$8,619	74,595
Working capital(3)	$(6,074)	126	66,102
Total assets	$125,783	131,983	197,959
Total liabilities	$209,197	135,190	135,190
Redeemable convertible preferred shares	$70,537	$—	—
Total shareholders’ equity (capital deficiency)	$(153,951)	(3,207)	62,768

____________

(1)      The pro forma data gives effect to the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares, the issuance of 496,244 ordinary shares upon the exercise of warrants in connection with this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility and the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, as if such conversions and exercises had occurred on March 31, 2024.

(2)      The pro forma as adjusted data gives further effect to the sale of ordinary shares in this offering at an initial public offering price of $18.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on March 31, 2024. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and shareholders’ equity (capital deficiency) by $3.875 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million ordinary shares offered by us at the assumed initial public offering price would increase (decrease) each cash and cash equivalents, working capital, total assets and shareholders’ equity (capital deficiency) by $16.74 million.

(3)      We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Selected Other Data:

(in thousands of USD)	Year Ended December 31,		Three Months Ended March 31,
	2022	2023	2023	2024
Revenue backlog(1)	$19,680	32,694	26,432	36,852
EBITDA(1)(2)	$(26,783)	(26,251)	(4,181)	(8,103)
Adjusted EBITDA(1)(2)	$(20,000)	(20,697)	(2,801)	(4,751)
Adjusted EBITDA Margin(1)	(40.8)%	(26.5)%	(16.1)%	(19.2)%
Free Cash Flow(1)(2)	$(33,051)	(37,044)	(5,416)	(8,357)

____________

(1)      See the definition of key performance indicators in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

(2)      EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. None of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin or Free Cash Flow should be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

We define “EBITDA” as our net loss excluding net financial expense, tax expense and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA (as defined above) excluding acquisition related costs, one-time expenses and equity-based compensation expenses. EBITDA and Adjusted EBITDA were included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. We defined “Adjusted EBITDA Margin” as Adjusted EBITDA for the period divided by revenue for the same period. We define “Free Cash Flow” as net cash used in operating activities less capital expenditures. EBITDA, Adjusted EBITDA and Free Cash Flow are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of the underlying business.

None of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin or Free Cash Flow are a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net loss as a measure of financial performance, as an alternative to cash flows from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with GAAP. None of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin or Free Cash Flow should be construed as an inference that our future results will be unaffected by unusual or other items. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow as supplemental measures. Our measure of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table reconciles Net Loss to EBITDA and Adjusted EBITDA, Net Loss Margin to Adjusted EBITDA Margin and Free Cash Flow to net cash used in operating activities, the most directly comparable GAAP measures:

(in thousands of USD)	Year Ended December 31,		Three Months Ended March 31,
	2022	2023	2023	2024
Net Loss	$(37,903)	(79,267)	(18,519)	(13,247)
Income tax expense (income)	$44	183	14	62
Financial (income) expenses, net	$5,476	47,122	12,947	3,554
Depreciation and amortization	$5,600	5,711	1,377	1,528
EBITDA	$(26,783)	(26,251)	(4,181)	(8,103)
Acquisition related costs and debt raising costs	$2,339	2,006	75	1,331
Non-cash fair value adjustments(1)	$2,594	747	896	25
Equity-based compensation expense	$1,678	2,567	422	2,160
Doubtful debt expenses(2)	$172	234	(13)	(164)
Adjusted EBITDA	$(20,000)	(20,697)	(2,801)	(4,751)
Net Loss Margin(3)	(77)%	(102)%	(106)%	(54)%
Adjusted EBITDA Margin	(40.8)%	(26.5)%	(16.1)%	(19.2)%
(in thousands of USD)	Year Ended December 31,		Three Months Ended March 31,
	2022	2023	2023	2024
Net cash used in operating activities	(29,755)	(31,115)	(3,993)	(6,938)
Capital expenditures(4)	(3,296)	(5,929)	(1,423)	(1,420)
Free Cash Flow	(33,051)	(37,044)	(5,416)	(8,358)

____________

(1)      One-time expenses related to the Earn Out Agreement with the Sellers.

(2)      Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

(3)      Net Loss Margin is defined as our Loss for the Period divided by revenue.

(4)      Capital expenditures mainly include expenditures related to leasehold improvements and production line and laboratory equipment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures” for more information.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Business and Industry

We invest significant effort and capital seeking validation of our light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.

Our light and vision control products are technologically complex, incorporate many technological innovations, and are subject to rigorous testing and certification. We invest significant effort and capital with OEMs, and Tier 1 suppliers to seek validation of our light and vision control products in the end products manufactured by OEMs, such as vehicles, trains, commercial jets and helicopters, which we refer to as a “design win.” The development cycles of our light and vision control products with new OEMs and Tier 1 supplier customers are approximately one to four years following a design win, based on our past experience with customers. These development cycles result in our investing of resources prior to realizing any revenues.

The OEM acquires our products either directly from us or through a Tier 1 supplier, which integrates our light and vision control products into a complete product that it manufactures. These OEMs and suppliers undertake extensive testing or qualification processes prior to placing orders for large quantities of our light and vision control products because such products will function as part of a larger system or product and must meet specifications that we do not control or dictate. As such, the OEM and Tier 1 supplier customers generally must make significant commitments of resources to test and validate our products before including them in any particular end product. We could expend our resources without success and if we do not achieve a design win with respect to a particular end product, we may not have an opportunity to supply our products to the OEM or Tier 1 supplier for that end product for a period of many years. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the OEM or Tier 1 supplier issues a new request for quote, or RFQ, because it is very unlikely that an OEM or Tier 1 supplier will change complex technology. In addition, the company with the winning design may have an advantage with the OEM or Tier 1 supplier going forward because of the established relationship between the winning firm and such OEM or Tier 1 supplier, which could make it more difficult for such company’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, our business, results of operations and financial condition would be adversely affected.

Further, we are subject to the risk that an OEM or supplier customer cancels or postpones implementation of our technologies, as well as that we will not be able to implement our technologies successfully. Further, our sales could be less than forecast if the end product is unsuccessful, including reasons unrelated to our technologies. Long development cycles and product cancellations or postponements may materially adversely affect our business, results of operations and financial condition.

Failure to make competitive technological advances will put us at a disadvantage and may lead to a negative operational and financial outcome.

Continuing technological changes in the market for our light and vision control products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new light and vision control products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products may no longer be as marketable as compared to competitors and we could lose a substantial portion of our market share in those products, resulting in a potential decline in our revenue and greater operating losses.

In addition, research and development activities are inherently uncertain, and as such, we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. If we are unable to keep up with technological developments in the industry and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

We are an early growth stage company with a history of losses and anticipate that we will continue to incur significant losses for the foreseeable future.

We have incurred net losses since our inception in 2009. We have incurred an accumulated deficit of approximately $171.8 million as of December 31, 2023. For the years ended December 31, 2022 and 2023, we had net losses of $37.9 million and $79.3 million, respectively, and for the three months ended March 31, 2024 and 2023, we had net losses of $13.2 million and $18.5 million, respectively.

We have devoted substantially all of our financial resources to develop our light and vision control technologies. We have financed our operations primarily through the issuance of equity and debt securities as well as loans. We do not expect to be profitable for the foreseeable future as we invest in our business, build capacity and ramp up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Failure to become profitable would materially and adversely affect the value of your investment. The amount of our future net losses will depend, in part, on the rate of penetration in the markets we are targeting, the rate of our future expenditures and our continued ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We anticipate that our expenses will increase substantially if and as we:

•        continue the development of our products for a wider portfolio of products;

•        establish a sales, marketing, distribution and technical support infrastructure to support the ramp up of our operations;

•        seek to identify, assess, acquire, license, and/or develop other light and vision control technologies and products and subsequent generations of our current product line;

•        seek to maintain, protect, and expand our intellectual property portfolio;

•        seek to attract and retain skilled personnel; and

•        create additional infrastructure to support our operations as a public company and our product development.

Our operating results and financial condition have fluctuated in the past and may fluctuate in the future.

Even if we are successful in expanding the adoption of our light and vision control products, our operating results and financial condition may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we may provide to the marketplace or the expectations of securities analysts or investors, the market price of the ordinary shares will likely decline. Additionally, it is and may be difficult for us to project our operating results on both a quarterly and annual basis due to several factors, many of which are not and will not be within our control. Fluctuations in our operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

•        the degree of market penetration of our light and vision control products and services;

•        the mix of products and services that we sell during any period;

•        long sale cycles;

•        changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•        changes in the amounts that we spend to promote our products and services;

•        changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

•        delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•        development of new competitive products and services by others;

•        difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

•        litigation or threats of litigation, including intellectual property claims by third parties;

•        changes in accounting rules and tax laws;

•        changes in regulations and standards;

•        the geographic distribution of our sales;

•        our responses to price competition;

•        general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

•        changes in interest rates that affect returns on our cash balances and short-term investments;

•        changes in foreign currency exchange rates that affect the value of our net assets, future revenues, and expenditures from and/or relating to our activities carried out in those currencies; and

•        the level of research and development activities by us.

Due to all of the foregoing factors, and the other risks discussed herein, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

We are exposed to high repair and replacement costs.

We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as building facades and glass panoramic rooftops of passenger cars, typically have a higher unit and labor service cost in the event of replacement. Our OEM customers as well as government regulators have the ability to initiate recalls of safety products, which also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. An increase in the number of repair and replacement claims could lead to higher self-insured retentions and reduced insurance coverage limits. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability. See also “Risk Factors — Risks Related to Regulations — Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.”

We may not be able to accurately estimate the future supply and demand for our light and vision control products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenue and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of our products to our potential customers could be delayed, which would harm our business, financial condition and operating results.

The estimates and forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all.

The estimates and forecasts of market size and opportunity and of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus of the size of the markets that we may be able to address and the growth in these markets are subject to many assumptions and may prove to be inaccurate. Further, we may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and opportunity and of market growth included in this prospectus may not be indicative of our future growth.

We may be unable to adequately control the capital expenditures and costs associated with our business and operations.

We have required significant capital to develop and grow our brand and suite of products. We expect to make additional capital expenditures and incur substantial costs in connection therewith, which could include, but is not limited to, costs associated with scaling up our operations as we grow, costs associated with identifying and committing resources to investigate new areas of demand, cost associated with research and development, and costs associated with being a public company in the United States. Our ability to become profitable in the future will not only depend on our ability to expand our market penetration in the markets we are targeting but also to control our capital expenditures and costs. As we expand our product offering and customer base, we will need to manage costs effectively to sell those products at our expected margins. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our light and vision control products, our business prospects, our financial condition, results of operations, and cash flows would be materially adversely affected.

We may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Based on our current business plan, we believe our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. Even after completion of this offering, we may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products and may raise additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. The incurrence of further indebtedness could result in increased fixed payment obligations, and we may be required to agree to additional restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially adversely affect our business, financial condition and results of operations.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

In November 2023, we entered into a note purchase agreement pursuant to which a credit facility was extended to Vision Lite in an aggregate principal amount of $60.0 million that may be utilized and drawn down by way of issuance and sale of senior secured notes by the issuer to the note purchaser. As of the date of this prospectus, $25.0 million of the commitment has been utilized and drawn down. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — November 2023 Note Purchase Agreement” for more information.

In addition, the note purchase agreement contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. For example, under the note purchase agreement, we are required to maintain an unrestricted cash balance of at least $1.5 million, and are subject to limitations on incurrence of additional financial indebtedness and granting of liens, subject to certain customary exceptions, as well as other operating restrictions that could adversely impact our ability to conduct our business. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of the note purchase agreement, which would have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — November 2023 Note Purchase Agreement” for more information.

In January 2024, we entered into a note purchase agreement pursuant to which the note purchasers thereunder extended financing to Vision Lite in the principal amount of $23.5 million that may be utilized and drawn down by way of issuance and sale of senior secured notes by Vision Lite to the note purchasers. In addition, in January 2024, we amended the note purchase agreement pursuant to which the note purchasers made available to us an additional commitment in the principal amount of up to $2.5 million that may be utilized and drawn down by way of issuance and sale of additional senior secured notes by Vision Lite to the note purchasers. In April 2024, the $2.5 million additional commitment has been utilized by way of issuance and sale of additional senior secured notes by Vision Lite to the note purchasers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — OIC 2024 Note Purchase Agreement” for more information.

If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have material consequences, including:

•        making it more difficult for us to satisfy our obligations with respect to other debt we have or may incur in the future;

•        limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•        requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•        increasing our vulnerability to general adverse economic and industry conditions;

•        limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•        placing us at a disadvantage compared to other, less leveraged competitors; and

•        increasing our cost of borrowing.

Shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results.

Our contracts with key suppliers are typically short term in nature, with terms generally ranging from several months to years. While we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from a single or limited number of suppliers. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available. However, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into, especially with respect to our light and vision control products, and we cannot be sure we will be able to identify alternative sources of supply rapidly, without incurring significant costs or at all. In addition, in some of our markets, such as aeronautics, materials and suppliers are preapproved by our clients, which may make it more difficult and costly to identify alternative sources of supplies.

In the event of an industry-wide general shortage of our raw materials, a shortage affecting or causing a discontinuation in providing any such raw materials by one or more of our suppliers or a supplier’s declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms. As we increase our use of such materials and introduce new materials into our manufacturing processes, we may be unable to obtain adequate quantities of such new raw materials in a timely manner. Any such shortage may materially adversely affect our production process as well as our competitive position as compared to companies that are able to source their raw materials more reliably or at lower cost.

In addition, significant increases in the cost of the raw materials used to manufacture our products could adversely affect our operating results. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. Additionally, increased costs in energy could result in higher transportation, freight and other operating costs. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Accordingly, we are exposed to the risk of increases in the market prices of raw materials used in the manufacture of our products.

Our results of operations have been affected in the past by changes in the cost of resins, and we expect that our results of operations in the future will continue to be affected by changes in resin costs. In the event of an increase in the cost of resins or other raw materials, we may not be able to recover the increases through corresponding increases in the prices of our products. Even if we are able to increase prices over time, we may not be able to increase prices as rapidly as the increase in our costs. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of resins and some of the other raw materials that we use in the manufacture of our products.

We are dependent upon the ability of our suppliers to consistently provide raw materials that meet our specifications, quality standards and other applicable criteria. Our suppliers’ failure to provide raw materials that meet such criteria could adversely affect production schedules and our product quality, which in turn could materially adversely affect our business, financial condition and results of operations.

Any significant disruption to our production lines or the failure of our facilities to operate according to our expectations could have a material adverse effect on our results of operations.

With respect to the manufacturing of our LC, SPD and composite, we rely on production lines in our five main facilities. We currently manufacture our light and vision control products at four different sites, which include our facilities in Israel, Germany, France, and Florida, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of or a portion of one of our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, tornado, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. Any stoppages, malfunction, or destruction of our operational lines could adversely affect our ability to meet customer demand or manufacture our products. In addition, we may experience delays in realizing our cost targets in the event that there is an increase in the costs of maintenance of the equipment, machinery and facility used in production. Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. Although safety incidents have not materially impacted our operations or financial conditions to date, such safety incidents, which we have experienced from time to time, could damage machinery or product, slow or stop production, or harm employees and may also lead to potential claims. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.

We maintain property, product liability, and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in our production capability, product liability claims relating to the products we manufacture or claims relating to safety incidents. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may, in the future, increase substantially. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, our insurers could deny coverage for claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, our business, financial condition or results of operations could be materially adversely affected.

While providing certain enhancements to safety features and other advanced benefits, our cameras in ADAS have inherent limitations and may suffer from technical failures.

While we believe that combining cameras with video displays provides a more robust product by addressing all driving conditions in a single solution that can be controlled by the vehicles’ cameras, when used as the primary rear vision delivery mechanism, this product has some inherent limitations such as: (i) the inherent likelihood of electrical failure, (ii) cameras being blocked or obstructed by surrounding objects as well as camera angle limitations and (iii) depth perception limitations. Operational problems with our ADAS system could result in the personal injury to or death of a driver, which in turn could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our future growth and success is highly dependent upon large-scale adoption of our light and vision control products in the markets we compete.

While we have established ourselves as a leading light and vision control technologies company in the markets that we compete, namely the automotive, transportation, architecture and aeronautic markets, our future growth depends upon large-scale adoption of our light and vision control products. Although we anticipate continued market penetration for our light and vision control products, there is no guarantee of such future demand, or that our products will remain competitive in the market. If the market for our light and vision control products does not develop as we expect, or develops more slowly than we expect, or if demand for our products decreases in our markets, our business, prospects, financial condition and operating results could be harmed. The market for our products could be affected by numerous factors, such as:

•        perceptions about our light and vision control products’ features, quality, safety, performance and cost;

•        competition, including from other types of light and vision control technologies;

•        the cost premium of light and vision control technologies;

•        government regulations and economic incentives; and

•        our ability to scale up our operations to meet anticipated demand.

We rely on complex machinery for our operations.

We rely heavily on complex machinery for our operations and the production of our products, which may occasionally suffer unexpected malfunctions and require repairs and spare parts to resume operations. The spare parts required in repairing may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect intended operational efficiency. In addition, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, raw material cost increases of materials used in the manufacturing of our machinery components and/or failure by suppliers to deliver necessary machinery components in a timely manner and at prices and volumes acceptable to us, which could have a material adverse effect on our operational performance, cash flows, financial condition or prospects.

If our OEM customers are unable to maintain and increase consumer acceptance of ADAS technologies, our business, results of operations and financial condition would be adversely affected.

Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS, generally, and of our camera-based technologies, specifically. There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS and our camera-based technology depends upon many factors, including regulatory requirements, evolving safety standards, cost and driver preferences. Market acceptance of our products also depends on the ability of market participants, including us, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies. If consumer acceptance of ADAS technologies in the OEM market does not increase, sales may be adversely affected and we could experience a decline in revenue.

We face competition and our failure to compete successfully in product development may have an adverse effect on our business, financial condition and results of operations.

Our industry is competitive and most of our product lines compete against products manufactured by competitors. We encounter competition from numerous and varied competitors in all areas of our business. Further, our products compete not only with similar products manufactured by our competitors, but also against a variety of other alternatives provided by our competitors. Industry consolidation may result in larger, more homogeneous, and potentially stronger competitors in the markets in which we compete.

We compete primarily on the basis of product range, product features, industry certifications, reliability, brand, reputation, and service and support. We believe we have a competitive advantage as the sole company developing and marketing multiple smart glass technologies, providing the most comprehensive solutions as well as superior products for light and vision control systems across a broad range of markets, applications and geographies. However, we expect our competitors to continue to develop and introduce new products and to enhance their existing products, which could cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or expensive for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or make it significantly more expensive, to acquire necessary raw materials or to generate sales.

Some of our competitors may have greater financial, technical, and marketing resources than we do and may be able to devote greater resources to promoting and selling their products. Unlike many of our competitors who specialize in a single or limited number of product lines, we have a portfolio of product lines and must allocate resources across those businesses. As a result, we may invest less in certain areas of our business than our competitors invest in competing businesses, and our competitors may therefore have greater financial, technical, and marketing resources available to them with respect to those businesses.

Some of our competitors may also incur fewer expenses than we do in creating, marketing, and selling certain products and may face fewer risks in introducing new products to the market. This circumstance results from the nature of our business model, which is based on providing innovative and high-quality light and vision control products and therefore may require that we spend a proportionately greater amount on research and development than some of our competitors. If our pricing and other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our business, financial condition, and results of operations.

Additionally, our competitors could benefit from favorable tax regimes or additional governmental grants and subsidies. Certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may receive special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market. Further, because many of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources than we do and may therefore be better able to withstand a change in conditions within our industry and throughout the economy as a whole.

Acquisitions or joint ventures we have completed or that we may pursue in the future may be unsuccessful and could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

We have previously and may in the future, as part of our business strategy, acquire businesses that complement or expand our existing business as part of our ongoing growth strategy. We cannot assure you that we will be able to consummate any such acquisitions or joint ventures or that any future acquisitions or joint ventures will be able to be consummated at acceptable prices and on acceptable terms.

Integrating any strategic transactions into our existing business may create unforeseen operating difficulties and costs, which may be further exacerbated by several factors and events beyond our control. For example, in January 2022, we completed the acquisition of Vision Lite and its related subsidiaries. This acquisition included, among other things, the integration of new employees, additional production facilities and lines, new customers, and new technology research and development across different geographies. In addition, in February 2023, we acquired Resonac’s (formerly Hitachi Chemical) full SPD intellectual property portfolio, which included obtaining and learning the know-how with respect to Resonac’s technical and business information related to such acquired patents. During our business harmonization efforts, we have encountered the expected challenges of combining distinct business practices and processes.

Any future acquisitions or joint ventures we pursue may involve a number of risks, including some or all of the following:

•        difficulty in identifying acceptable acquisition candidates;

•        the inability to consummate acquisitions or joint ventures on favorable terms, if at all, and to obtain adequate financing, which financing may not be available to us at times, in amounts or on terms acceptable to us, if at all;

•        the diversion of management’s attention from our core businesses;

•        the disruption of our ongoing business;

•        entry into markets in which we have limited or no experience;

•        the inability to integrate our acquisitions or enter into joint ventures without substantial costs, delays or other problems;

•        if a future acquisition is completed, we may not ultimately strengthen our competitive position or achieve our goals and business strategy;

•        we may be subject to claims or liabilities assumed from an acquired company, product, or technology;

•        unexpected liabilities for which we may not be adequately indemnified;

•        inability to enforce indemnification and non-compete agreements;

•        failing to successfully incorporate acquired product lines or brands into our business;

•        the failure of the acquired business or joint venture to perform as well as anticipated;

•        the failure to realize expected synergies and cost savings;

•        any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts, and could lead to the loss of key employees or customers of the acquired business or of our own;

•        increasing demands on our operational systems and the potential inability to implement adequate internal controls covering an acquired business or joint venture;

•        any requirement that we make divestitures of operations or property in order to comply with applicable antitrust laws;

•        possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and

•        impairment of goodwill relating to an acquired business, which could reduce reported income.

Any of these risks could have a material adverse effect on our business, financial condition or results of operations. In addition, acquisitions or joint ventures could result in significant increases in our outstanding indebtedness and debt service requirements or could involve the issuance of securities that would be dilutive to existing shareholders. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with additional financial and other covenants, including potential restrictions on future acquisitions and distributions. Funding an acquisition with our existing cash would reduce our liquidity. The terms of our existing and future debt agreements and our market capitalization may limit the size and/or number of acquisitions we can pursue or our ability to enter into a joint venture.

Our inability to retain members of our senior management could impair the future success of the Company.

Our future success depends substantially on the continued services of our executive officers and certain other key employees, including, but not limited to, Eyal Peso, our Chief Executive Officer, Adrian Lofer, our Chief Technology Officer, and Meir Peleg, our Chief Financial Officer. If one or more of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers could develop light and vision control technologies that could compete with and take customers and market share away from us. Should we lose the services of any member of our senior management team or key personnel, replacing such personnel could involve a prolonged search and divert management time and attention and we may not be able to locate and hire a qualified replacement. We do not carry key-man insurance to mitigate the financial effect of losing the services of any member of our management team.

If we fail to scale our business operations or otherwise manage our future growth effectively as we attempt to grow our company, we may not be able to produce, market, service and sell our light and vision control products successfully.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, expanding existing production facilities and establishing new facilities, and implementing administrative infrastructure, systems, and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Failure to expand operational and financial systems in a timely or efficient manner may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be materially adversely impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales and marketing efforts for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may materially adversely impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to manage these growth activities. In particular, a period of significant growth in the number of personnel could place a strain upon our management systems and resources. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver or timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products.

Our future will depend in part on the ability of our officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage our workforce. Our current and planned personnel, systems, procedures and controls may be inadequate to support our future operations. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Furthermore, we have no experience to date in high-volume manufacturing of our products and we cannot assure that we will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our light and vision control products as our operations expand. Any failure to effectively manage our growth could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The loss of certain customers could adversely affect our overall sales and profitability.

The loss of several of our most significant customers could have a material adverse effect on our business, financial condition, and results of operations for the affected earnings periods. For the year ended December 31, 2023, our top ten customers represented approximately 48.8% of our revenue, although no single customer represented more than 9.3% of our revenue. For the three months ended March 31, 2024, our top ten customers represented approximately 52.4% of our revenue, although no single customer represented more than 9.7% of our revenue. Loss of any such customer or any disruption in our relationship with such customers, could result in a reduction of revenue generated by such customers. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease which would have a material adverse effect on our business, financial condition, and results of operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers, or other labor disruptions, could materially adversely affect our manufacturing capabilities and/or increase our expenses. In addition, in locations where our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

In France, where our employees are generally represented by a union, although we believe that our relations with the labor union are good, no assurances can be made that we will not experience conflicts with the labor union, other groups representing employees, or our employees in general, especially in the context of any future negotiations with the labor union. We can also make no assurance that future negotiations with the labor union will not result in a significant increase in our cost of labor.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the United States, United Kingdom, European Union and Australia, among others, have each imposed export controls on certain products and/or financial and economic sanctions relating to Russia, including on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we believe some shortages in materials, increased costs for raw material and other supply chain issues are at least partially attributable to the negative impact of the Russia-Ukraine military conflict on the global economy. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, additional supply disruptions, lower consumer demand and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflict could heighten many of our known risks described herein under “Risk Factors.”

Our international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to continue to derive a substantial percentage of our sales from international markets. Accordingly, we face significant operational risks from doing business internationally, including:

•        fluctuations in foreign currency exchange rates;

•        potentially longer sales and payment cycles;

•        potentially greater difficulties in collecting accounts receivable;

•        potentially adverse tax consequences;

•        reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

•        difficulties in staffing and managing foreign operations, including cultural differences between countries and language barriers;

•        laws and business practices favoring local competition;

•        costs and difficulties of customizing products for foreign countries;

•        compliance with a wide variety of complex foreign laws, treaties and regulations;

•        a worldwide health crisis, such as the COVID-19 pandemic, which may cause us, third-party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

•        tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

•        being subject to the laws, regulations and the court systems of many jurisdictions.

Further, international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. See “Risk Factors — Risks Related to Our Incorporation, Location and Operations in Israel” for further information.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and materially adversely affect our results of operations.

Adverse conditions in the automotive, transportation, architecture and aeronautics markets or the global economy more generally could have adverse effects on our results of operations.

While we make strategic planning decisions based on the assumption that the automotive, transportation, architecture and aeronautics markets that we are targeting will grow, our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automotive, transportation, architecture and aeronautics markets and the global economy generally. Automotive, transportation and aeronautics production and construction are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, production and sales can be affected by our OEM and Tier 1 customers’ ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. For example, the volume of automotive production in North America, Europe and the rest of the world has fluctuated due to fluctuations in gas and oil prices, government regulation related to fuel emissions, and tariffs related to automotive materials and parts, among other things, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in sales of our vision and light control products and could have a material adverse effect on our business, results of operations and financial condition.

General macro-economic conditions, such as a rise in interest rates, inflation in the cost of goods and services including labor, a recession or an economic slowdown in the United States or internationally, including as a result of continuing uncertainty from any resurgence of the COVID-19 pandemic or any of its variants, the ongoing Russia-Ukraine military conflict or ongoing conflicts in the Middle East, could adversely affect demand for our vision and light products and make it difficult to accurately forecast and plan our future business activities.

Global markets have recently been experiencing volatility and disruption due to new interest rate and inflation increases as well as the continued escalation of geopolitical tensions. For example, inflation in the United States began to rise in the second half of 2021 and continued to rise during 2022. Although our business has not yet been materially negatively impacted by such inflationary pressures, we cannot be certain that neither we nor our customers will be materially impacted by continued pressures. We may find that we need to give higher than normal raises to employees, start new employees at higher wage and/or benefit rates, but not be able to price the higher costs through to customers. In addition, further increases in interest rates would require us to comply with more onerous covenants under our debt facilities, which could further restrict our operations and impact directly our operating income. If we cannot make scheduled payments on our indebtedness, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy or liquidation.

If our estimates, judgments or assumptions relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements and accompanying notes include those related to the fair value of financial instruments and share-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of our ordinary shares.

Additionally, as a result of new financial reporting standards, or changes and challenges to existing financial reporting standards or their interpretation, we might be required to change our accounting policies, alter our operational policies or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes or challenges to existing standards or in their interpretation may have an adverse effect on our reputation, business, financial condition, and results of operations.

We may be required to record an impairment charge on our accounts receivable if we are unable to collect the outstanding balances from our customers.

We frequently sell products to customers on credit. We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness, and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, if the bad debts significantly exceed our impairment allowance, we may be required to record an impairment charge and our business, financial condition, and results of operations could be materially adversely affected.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, ongoing conflict in the Middle East between Israel and Hamas, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

For example, in March 2023, Silicon Valley Bank and Signature Bank were placed into receivership with the FDIC, which created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at Silicon Valley Bank and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and price of our ordinary shares and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, in March 2024 the SEC adopted rules that require companies to provide expanded climate-related disclosures in their periodic reporting. The SEC’s climate disclosure rules, if they withstand litigation challenges, would require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional adverse impacts on our business, financial condition, or results of operations.

Risks Related to Regulations

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.

In order to maintain and increase our net sales and reach and sustain profitable operations we must produce high-quality products on a large-scale basis at acceptable manufacturing costs and yields. If we are unable to maintain the quality and performance of our light and vision control products at acceptable costs, our brand, the market acceptance of our products and our results of operations would suffer. As we regularly modify our product lines and introduce changes to our manufacturing processes or incorporate new raw materials, we may encounter unanticipated issues with product quality or production delays. Regulatory, safety, or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption, which will adversely affect our growth. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold.

In addition, we face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons or to property. We may in the future incur significant liabilities if product liability lawsuits against us are successful. We may also have to recall and/or replace defective products, which would also result in adverse publicity and loss of sales, and would result in us incurring costs connected with the recall, which could be material. Any losses not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Real or perceived quality issues, including those arising in connection with product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brand and reputation and cause our sales to decline rapidly. In addition, any such issues may be seized on by competitors in efforts to increase their market share.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of our light and vision control products. Some of our customers also require that we comply with other unique requirements relating to these matters.

We manufacture and sell light and vision control products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we develop, manufacture and assemble our products, as well as the locations where we sell our products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations and financial condition.

Since certain of our light and vision control products are used in ADAS, they are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal and international levels, including requirements related to safety, data privacy and security, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of our products. If we fail to adhere to these new laws and regulations or fail to continually monitor emerging developments, we may be subject to litigation, loss of customers or negative publicity and our business, results of operations and financial condition will be adversely affected. We are unable to predict how any future changes will impact us and if such impacts will be material to our business.

In addition, some of our customers may require that we comply with unique requirements specific to their operations. For example, U.S. Federal Aviation Administration requirements for certain airplane models, national and local safety regulations applicable to our ADAS products and other CE certification and UL certification requirements applicable to certain of our electronic products in various jurisdictions across the globe.

Our business may be adversely affected by changes in automotive and aeronautic safety regulations or concerns that drive further regulation of the automobile and aeronautic safety market.

Government vehicle safety regulations are an important factor for our business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand, that vehicles have more safety features and more advanced safety products.

While we believe increasing automotive and aeronautic safety standards will present a market opportunity for our light and vision control products, government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks, accidents involving our products, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the automotive and aeronautic industries, could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive and aeronautic industry. As the vehicles and airplanes that carry our products go into production, we may become subject to stringent requirements, including a duty to report, subject to strict timing requirements, safety defects with our products. Such rules and regulations may impose potentially significant civil penalties for violations including the failure to comply with such reporting actions. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

For example, the U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry our sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect our business.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to international, foreign, federal, state and local environmental laws and regulations governing, among other things, the emission or discharge of materials into the environment, the use, storage, treatment, disposal and management of solid and hazardous waste, the remediation of releases of hazardous materials into the environment and the protection of the health and safety of our employees and end users of our product. Our suppliers are also subject to applicable international, foreign, federal, state and local environmental laws and regulations governing the same, and our suppliers’ use of hazardous materials or any noncompliance with applicable regulations may adversely impact their operations and the supply of products and raw materials required for our operations. While we adapt our manufacturing and distribution processes to conform and comply with the environmental control standards of the applicable regulatory authorities, we cannot completely eliminate the risk of non-compliance or accidental contamination or injury from hazardous or regulated materials, including injury of our employees, individuals who handle our products, or others who claim to have been exposed to our products, nor can we completely eliminate the unanticipated interruption or suspension of operations at our facilities due to such events. In the event of non-compliance, contamination or injury due to a violation of applicable environmental laws and regulations, regulatory authorities may impose significant damages or fines, and such assessed damages or fines could have an adverse effect on our financial performance and results of operations. There are capital, operating and other costs associated with compliance with these environmental laws and regulations.

In addition, environmental laws and regulations are expected to become more stringent in the future, and changes in, or new interpretations of, existing environmental laws and regulations may result in a material increase in the costs of compliance or require us to manufacture with alternative technologies and materials. Such changes in law could impose new obligations with respect to any potential health hazards. Non-compliance with such regulations may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our reputation, business, financial condition and results of operations.

Our business may be adversely affected by the impacts of climate change.

National and international efforts to respond to global climate change have increased in recent years. Although, our business does not directly emit significant quantities of carbon dioxide or other greenhouse gasses, efforts to reduce greenhouse gas emissions could negatively affect our business by increasing the costs goods and services used in our operations, including electricity, raw materials and transportation. In addition, the physical impacts of climate change may adversely affect our business and operations both physically and financially. The effects of climate change may intensify both the frequency and severity of natural events such as major storms, flooding, droughts, shifts in weather patterns and wildfires. To the extent temperatures continue to rise globally or are otherwise unabated, the negative impacts of these significant climate events will likely increase and may result in disruptions to our supply chain and damage to our physical facilities and operations (or those of our suppliers), all of which could adversely affect our business and our financial performance. Any such impacts resulting from climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity.

We operate in international markets and are subject to the United States Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations of other countries, in addition to laws and regulations relating to export controls and economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (as amended), or FCPA, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, and other anti-bribery laws in countries in which we conduct activities, collectively, Anti-Corruption Laws. These laws generally prohibit companies and their employees, officers and directors, as well as any and third-party intermediaries acting on their behalf, from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of improperly influencing a government official or securing any improper advantage to obtain or retain business. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

Our business operations also must be conducted in compliance with applicable export control and financial and economic sanctions laws and regulations, collectively, Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the relevant ministries or authorities of the government of Israel, His Majesty’s Treasury of the United Kingdom, the European Union (and its member states), the United Nations Security Council and other relevant authorities.

We cannot provide assurances that our internal Code of Ethics will always protect us from liability for acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate Anti-Corruption Laws and Trade Controls, including the laws governing payments to government officials, bribery, fraud, kickbacks and other related laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related shareholder lawsuits and other remedial measures, all of which could disrupt our business and adversely affect our reputation, and our business, financial condition and results of operations. Additionally, we engage third-party representatives to interact with potential customers, which may create risks under Anti-Corruption Laws and Trade Controls.

We are subject to risks related to corporate social responsibility.

Many companies now face increasing scrutiny related to their environmental, social and governance, or ESG, practices and requested disclosures by institutional and individual investors who are increasingly using ESG screening criteria in making investment decisions. Any of our disclosures on ESG-related matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors. Certain market participants, including major institutional investors, use third-party benchmarks or scores to measure ESG practices in making investment decisions. Furthermore, some of our customers and suppliers may evaluate our ESG-related practices and/or request that we adopt certain ESG policies. Any failure or perceived failure to pursue or fulfil stated goals, targets and objectives or to satisfy various reporting standards, could expose us to government enforced actions and/or private litigation. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. At the present, we do not have a formal ESG policy or program and have not established any formal timeframe for development or adoption of such an ESG program.

Furthermore, if our competitors’ ESG performance is perceived to be better than that of ours, potential or current investors may elect to invest with our competitors instead. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, operating results and financial condition could be adversely impacted.

We are subject to laws and regulations concerning data privacy and security which are continually evolving and could adversely affect our business, financial condition, results of operation and reputation.

As part of our normal business activities, we collect, use, store, share, transmit, and process personal information. As such, we are subject to various federal, state, local, and international laws, regulations, and industry standards. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements that are subject to differing interpretations. In the United States, there are numerous federal and state data privacy and security laws, rules, and regulations governing the collection, use, storage, sharing, transmission, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the Federal Trade Commission, or FTC, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Some states, such as California, Massachusetts, and New York have passed specific laws mandating reasonable security measures for the handling of consumer data.

Many state legislatures have also adopted legislation that regulates how businesses operate, including measures relating to privacy, data security, and data breaches. Such legislation includes the California Consumer Privacy Act as amended by the California Privacy Rights Act, or the CCPA, which imposes obligations on covered businesses, relating to the processing of personal information and grants rights to California residents, such as the right to access, correct and delete their personal information, opt out of certain sharing and sales of their personal information and receive detailed information about how their personal information is used and shared. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations enforceable by the California Attorney General as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation.

The enactment of the CCPA has prompted a wave of similar legislative developments in other states, such as Colorado, Connecticut, Delaware, Indiana, Iowa, Montana, Oregon, Tennessee, Texas, Utah and Virginia. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of personal information and there remains interest at the federal level as well, reflecting a trend toward more stringent privacy legislation in the United States. As a result, additional investment in compliance may be required. While we have a privacy program in place that we are continuing to strengthen, we have not yet conducted a formal assessment as to whether we are subject to these state data privacy laws and regulations and therefore may not be in compliance.

We are also subject to the European Union General Data Protection Regulation 2016/679 and applicable national supplementing laws, collectively, the EU GDPR. We may also be subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, collectively, the UK GDPR, and we have not yet conducted an assessment as to whether the Company is subject to such laws and therefore, if applicable, we will not be in compliance with the UK GDPR. The EU GDPR and UK GDPR, together referred to as the GDPR, impose comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are in the process of strengthening and documenting our data privacy compliance program and therefore we and our subsidiaries may not be in compliance with all data governance and other requirements under applicable data privacy and data security laws, regulations, policies and legal obligations, including GDPR and applicable Israeli privacy and data security law requirements. The EU GDPR and UK GDPR regulate cross-border transfers of personal data out of the EEA and the United Kingdom. Case law from the Court of Justice of the European Union, or the CJEU, states that reliance on the standard contractual clauses — a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism — alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ that introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States, forming the basis for the new EU-US Data Privacy Framework, or the DPF, as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as an EU GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. We currently do not have any safeguards in place to transfer personal information outside the European Economic Area, or EEA, and the United Kingdom, including to the United States, with respect to both intragroup and third-party transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines. We may have to stop using certain tools and vendors and make other operational changes; we will have to implement EU standard contractual clauses (and the UK data transfer equivalent, if applicable) for existing intragroup, customer and vendor arrangements; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Failure to comply with the GDPR could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under the EU GDPR and we may also be subject to the supervision of the data protection authority under the UK GDPR, we could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions). Failure to comply with certain provision of the Israeli privacy and data security law requirements may carry civil, administrative, and criminal sanctions. Furthermore, breaches discovered by the Israeli Privacy Protection Authority’s Inspection Unit may be published on the Israeli Privacy Protection Authority’s website and may result in negative publicity.

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases continues, as seen in recent guidance and decisions, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of European Union, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions, and reputational damage.

In China, we are also subject to various aspects of the country’s onerous data compliance regime, which can include the Cybersecurity Law, the Data Security Law and the Personal Information Protection Law, or PIPL. In addition, the relevant government authorities of China promulgated several regulations or released a number of draft regulations for public comments that are designed to provide further implemental guidance in accordance with these laws. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in China, in particular the Data Security Law or PIPL, due to their recent enactment and the limited guidance available. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as these laws are drafted broadly and, thus, leave great discretion to the relevant government authorities to exercise.

Our subsidiary, Safety Tech SAS, also relies on machine learning, artificial intelligence and automated decision making to improve its services and tailor its interactions with customers. However, in recent years, use of these methods has come under increased regulatory scrutiny.

New laws, guidance and/or decisions in this area could provide a new regulatory framework that will evidence a necessity to adjust and may limit Safety Tech SAS’s ability to use its existing artificial intelligence models and require us to make changes to its operations that may decrease its operational efficiency, result in an increase to operating costs and/or hinder its ability to improve its services.

In Europe, on April 21, 2021, the European Commission proposed a regulation seeking to establish a comprehensive, risk-based governance framework for artificial intelligence in the EU market, the EU AI Act, which was politically agreed in December 2023. It is intended to apply to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy, and introduces significant fines for noncompliance. There are also specific rules on the use of automated decision making under the GDPR that “provide the data subject the right not to be subject to a decision based solely on automated processing, including profiling, which produces legal effects concerning him or her or similarly significantly affects him or her.”

Additionally, the existence of automated decision making must be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision.

In the United States, an executive order was issued in October 2023 on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI. The order seeks to balance fostering innovation with addressing risks associated with AI by providing eight guiding principles and priorities, such as ensuring that consumers are protected from fraud, discrimination and privacy risks related to AI. The order also calls for future regulations from various agencies, such as the FTC (to ensure fair competition and reduce consumer harm) and, in alignment with the order, other agencies have issued guidance, such as the Swiss Federal Act on Collective Investment Schemes, or CISA. Legislation has also been promulgated on the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision making. Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

We and our third-party vendors face cybersecurity risks and may incur increasing costs in an effort to mitigate those risks, and if we fail to prevent data security breaches, there may be damage to our reputation, material financial penalties, and legal liability, which would materially adversely affect our business, results of operations, and financial condition.

We rely on systems and websites, including some that are managed by third parties, that allow for the storage and transmission of proprietary or confidential information regarding our customers, employees and others, including personal information. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our systems and confidential information, including malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, products or services. The risk of a data security breach or a disruption has generally increased in number, intensity and sophistication. Techniques used to compromise or sabotage systems change frequently, may originate from less regulated and remote areas of the world and be difficult to detect and generally are not recognized until launched against a target. As a result, we may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss. In addition, data security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information.

We have implemented various controls, systems and processes intended to secure our systems and the information on it. However, we cannot guarantee that these measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. For example, these security measures could be, and have been, compromised as a result of a security breach by an unauthorized person, employee error, malfeasance, faulty password management or other irregularity and result in persons obtaining unauthorized access to our systems. Even if the vulnerabilities that may lead to the foregoing are identified, we may be unable to adequately investigate or remediate due to attackers using tools and techniques that are designed to circumvent controls, avoid detection and remove or obfuscate forensic evidence. A breach or circumvention of our systems or the systems of third parties, including by ransomware, social engineering, phishing or other attacks, could result in disruptions to our business operations; unauthorized access to (or the loss of company access to) competitively sensitive, confidential, personal or other critical data or systems; loss of customers; financial losses; regulatory investigations, enforcement actions and fines; litigation and misuse or corruption of critical data, personal data and proprietary information, any of which could be material.

As have many companies, we have in the past, and may continue to be, impacted by breaches in our data security. These can vary in scope and intent from motivated driven attacks to malicious attacks intended to disrupt our key operations. For example, on January 17, 2021, our subsidiary Vision Systems Corporate SAS detected a ransomware attack and unauthorized access to its information technology systems. It was determined that the unauthorized third party potentially gained access to certain personal data. While we could not confirm that data was not exfiltrated, there is currently no indication of any exfiltration or misuse of any information following the attack. Certain steps have been taken to remediate the attack, including a review of our data security program and the implementation of new safeguards. In addition, we provided notice to the French data protection authority and law enforcement authorities. Even though we determined that the ransomware attack had no material impact on our business, any breach of our network or vendor systems may result in the loss or misuse of confidential business and financial data or misappropriation of personal information, which could require us to expend substantial additional resources and have a material adverse effect on our business, including unwanted media attention, damage to our reputation, litigation, disputes, orders, providing required breach notifications to affected parties, regulators or those we are contractually obligated to notify, diverting resources from other projects, regulatory action or significant legal and remediation expenses, including fines, indemnity obligations, damages for contract breach, penalties for violations of applicable laws and regulations and significant increases in compliance costs. We could also experience delays or interruptions in our ability to function in the normal course of business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. This event or similar events in the future could expose us to a disruption to our business or challenges relating to our daily operations that could inhibit sales.

In addition to our own databases, we use third-party service providers to store, process and transmit confidential, personal or sensitive information on our behalf. A data security breach could occur in the future either at their location or within their systems that could affect our personal or confidential information. Similar security risks exist with respect to our third-party vendors that we rely on for aspects of our IT support services, pickup and delivery services, and administrative functions, including the systems owned, operated or controlled by other unaffiliated operators to the extent we rely on such other systems to deliver services to our customers. Our ability to monitor our third-party service providers’ data security is limited. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our third-party service providers may adversely affect our business, even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our products and services. Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations could cause our customers to lose trust in us and our services. Any perception that the confidentiality or privacy of information is unsafe or vulnerable when using our services, could damage our reputation and substantially harm our business, financial condition and results of operations.

The secure processing, storage, maintenance and transmission of critical customer and business information are vital to our operations and our business strategy. Although we devote resources to protecting such information and take what we believe to be reasonable measures, including a formal and dedicated IT department and limiting the amount of any data we store, to protect sensitive information from compromises such as unauthorized access, disclosure, or modification or lack of availability, our information technology and infrastructure may still be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

Our ability to use our net operating loss carryforwards and certain other tax attributes is limited.

As of December 31, 2023, we had estimated net operating loss carryforwards for Israeli income tax purposes of $85.7 million available to offset future taxable income. Any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. In addition, limitations imposed by applicable law on our ability to utilize net operating loss carryforwards could cause income taxes to be paid earlier than would be paid if such limitations were not in effect, thereby reducing or eliminating the benefit of such net operating loss carryforwards.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our share ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions that could affect our financial results.

We are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions. The application and interpretation of these laws in different jurisdictions affect our international operations in complex ways and are subject to change, and some changes may be retroactively applied. Our tax liabilities in the different countries where we operate depend, in part, on transfer pricing and administrative charges among our subsidiaries and us. These arrangements require us to make judgments with which tax authorities may disagree, potentially resulting in the assessment of material additional taxes, penalties, interest or other charges to resolve these issues.

The combination of the above factors may lead to an increased likelihood of tax audits with respect, among other things, to: (i) tax residence, (ii) trade or business activities and/or permanent establishment status in various jurisdictions, (iii) transfer pricing, (iv) controlled foreign corporation legislation, (v) taxation of dividends and capital gains derived upon interests held in companies located in low-tax jurisdictions, (vi) withholding tax application on cross-border payments, and (vii) anti-hybrid mismatches. In any such case, depending on the specific circumstances, tax audits and/or legal proceedings with the tax authorities could result in tax liabilities and fines and penalties of significant amounts, which could be in excess of the amounts we provide for in our financial statements for tax liabilities.

Transactions that we have structured in light of current tax rules could have material and adverse consequences for us if tax rules change or if tax authorities apply or interpret the rules differently than we do. Changes in tax laws, their application and interpretation or imposition of any new or increased tariffs, duties and taxes could increase our tax burden and materially and adversely affect our financial condition and results of operations. Such factors could also cause us to expend significant time and resources and/or cause investors to lose confidence in our reported financial information.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development, or OECD, published final recommendations on base erosion and profit shifting, or BEPS. These recommendations proposed the development of rules directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Several of the areas of tax law on which the BEPS project focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. These changes include (amongst others) restrictions on interest and other deductions for tax purposes, the introduction of broad anti-hybrid regimes and reform of controlled foreign corporation rules. Changes are also expected to arise in the application of certain double tax treaties, which may restrict our ability or the ability of our subsidiaries to rely on the terms of relevant double tax treaties in certain circumstances. Further, recent BEPS developments, such as the OECD Inclusive Framework’s global tax reform statements in October 2021, include proposals for new profit allocation and nexus rules and for rules (including Pillar Two model rules released in December 2021 and March 2022) to ensure that the profits of multinational enterprises are subject to a minimum rate of tax. It should also be noted that on December 22, 2021, the European Commission published a proposed directive with a view to neutralize the misuse for tax purposes of shell entities located in the European Union, noting that a proposal to extend the scope of the said directive to shell entities located outside the European Union should be released in 2022. If these or similar changes and reforms are enacted, we would expect our tax costs and operational expenses related to this complex compliance to increase.

Due to the global scale of our business activities, any changes in tax law that apply to our activities, such as new definitions of permanent establishment, new nexus and profit allocation rules or the combined effect of tax laws in multiple jurisdictions may increase our worldwide effective tax rate, increase the complexity and costs associated with tax compliance and adversely affect our financial condition and results of operations.

We may have exposure to additional tax liabilities.

As an international vendor, we are subject to income taxes and non-income-based taxes. Although we believe that our tax filing positions are reasonable and comply with applicable law, we regularly review our tax filing positions, especially in light of tax law or business practice changes, and we may change our positions or determine that previous positions should be amended, either of which could result in additional tax liabilities. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business, and as a result, amounts recorded may be subject to adjustments by the relevant tax authorities. The final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions and accruals. If current or future audits find that additional taxes are due, we may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our results of operations, financial condition and cash flows.

In general, governments are increasingly focused on ways to increase tax revenues, which has contributed to an increase in audit activity, more aggressive positions taken by tax authorities, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Any such additional taxes or other assessments may be in excess of our current tax provisions or may require us to modify our business practices in order to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, results of operations and financial condition.

We are also subject to other non-income-based taxes, such as value-added, payroll, sales, use, excise and goods and services taxes. From time to time, we may be under audit or investigation by tax authorities or involved in legal proceedings related to these non-income-based taxes or we may revise or amend our tax positions, which may result in additional non-income-based tax liabilities.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and protect effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technologies and products.

We have sought to protect our proprietary position by filing patent applications in Israel, the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Our patent portfolio consists of an aggregate of 141 patents and 23 patent applications, as described in “Business — Intellectual Property.” We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our products unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technologies could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Since March 15, 2013, the United States has moved to a first to file system. Changes to the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that the patent covering our products is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

A substantial part of the commercial success of the Company will depend on its ability to maintain, establish and protect its intellectual property assets, maintain trade secret protection, register copyrights and trademarks, and operate without infringing the proprietary rights of third parties. Our patent portfolio consists of an aggregate of 141 patents and 23 patent applications, as described in “Business — Intellectual Property.” We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patent applications to issue as patents. There is a further risk that the claims of each patent application, as ﬁled, may change in scope during examination by the patent offices. Further, if and where a patent is granted, there can be no guarantee that such patent will be valid or enforceable or that the patent will be granted in other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Our success depends, at least in part, on our ability to protect our core technologies and intellectual property. Failure to adequately protect our technologies and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results. Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States or the State of Israel. Further, some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. Policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States or Israel. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. We use machine learning, artificial intelligence and automated decision making in our research and development process. These machine learning, artificial intelligence and automated decision making technologies may not be accurate and we may not be able to protect our intellectual property rights related to products or services created by or based exclusively on machine learning, artificial intelligence and automated decision making.

In addition, Safety Tech SAS uses machine learning, artificial intelligence, and automated decision making technologies, including artificial intelligence and machine learning algorithms licensed from a third party in a part of its business solutions, and is making significant investments to continuously improve the use of such technologies. There are significant risks involved in developing, maintaining and deploying machine learning, artificial intelligence and automated decision making technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be cost effective and more generally beneficial to our business, including our efficiency or profitability. In particular, if these artificial intelligence or machine learning models or automated decision making technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights; and/or are adversely impacted by unforeseen defects, technical challenges, cyber security threats or material performance issues, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or civil claims. Further, our ability to continue to develop or use such models or technologies may be dependent on access to specific third-party software and infrastructure, such as processing hardware or third-party artificial intelligence models, and we cannot control the availability or pricing of such third-party software and infrastructure. In addition, market acceptance and consumer perceptions of artificial intelligence and machine learning technologies is uncertain at this point.

A number of aspects of intellectual property protection in the field of artificial intelligence and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for artificial intelligence and machine learning systems and relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our automated decision making, artificial intelligence and machine learning technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products.

We rely on licenses to use the intellectual property rights of third parties. If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We rely, and expect to continue to rely, on certain intellectual property that is licensed from third-party licensors, including licenses to artificial intelligence and machine learning algorithms. Such licensors may be infringing upon the intellectual property rights of others or may not have sufficient rights to the licensed technology in all jurisdictions in which we may operate. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property or technology. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition and results of operation.

In 2017, we obtained a license from Research Frontiers, Inc., or RFI, for intellectual property relating to Light Valves, Light Valve Film and SPD Emulsions. This license from RFI imposes on us certain development, commercialization and royalty obligations, and other restrictions on our ability to exploit the technology covered by such license. Vision Systems also holds a license from RFI which imposes commercialization and royalty obligations and other restrictions. See “Business — Intellectual Property — Licenses with Research Frontiers, Inc.” If either of these license agreements is terminated, our ability to manufacture and sell products utilizing the technology licensed from RFI could be significantly adversely affected, which could have a material and adverse impact on our business, financial condition and results of operation.

We are currently subject to litigation regarding Research Frontiers, Inc.’s payment of royalties related to patented technologies we license from them, which could be expensive and could divert management attention.

Global Glass Technologies Inc., or GGT, has brought suit against RFI related to the patented technologies we license from RFI. We are currently a party to this litigation. In October 2020, GGT filed a lawsuit in the U.S. District Court — Middle District of Florida against us, our subsidiary Vision Systems and RFI, alleging breach of contract, inducement of patent infringement, and patent infringement related to the patented technologies we license from RFI. The only claim relevant to us is the patent infringement claim. GGT seeks declaratory relief, injunctive relief and damages for royalty payments. We are currently a party to this litigation, and we do not collect royalties on these licenses. On November 30, 2021, our motion to dismiss GGT’s first amended complaint was granted with leave for plaintiffs to amend. On September 27, 2022, our motion to dismiss GGT’s second amended complaint was denied. On October 18, 2023, the inducement of patent infringement and patent infringement claims were dismissed without prejudice for 30 days during which time GGT was permitted to find replacement counsel. GGT was advised by the court that if it did not find a replacement counsel within such 30-day period that such patent infringement claim would be dismissed with prejudice. On November 16, 2023, GGT filed a motion asking for a 60-day extension of time to find counsel. We responded to such motion on November 29, 2023, and the court granted that motion, giving GGT until December 21, 2023 to secure and retain counsel. On December 21, 2023, GGT notified the court that it had reengaged one of its previous counsel. On February 20, 2024, we filed our motion seeking recovery of our attorney fees as a sanction against the plaintiff and its lawyers for bringing this lawsuit. On February 21, 2024, the court entered its order granting RFI motion for summary judgment, and granting RFI and our motion to sanction plaintiff for filing a frivolous lawsuit. We are currently waiting for a ruling on our motion for attorney fees. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to the Offering and the Ownership of Our Ordinary Shares

The market price of our ordinary shares may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your ordinary shares at or above the price you paid and may lose all or part of your investment.

If you purchase our ordinary shares in this offering, you may not be able to resell those shares at or above the price you paid. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenues or other operating results;

•        variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•        any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•        additional ordinary shares being sold into the market by us or our shareholders, or the anticipation of such sales, including if certain of our shareholders sell shares into the market when the applicable “lock-up” period ends for such shareholders;

•        announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•        loss of relationships with significant distributors, dealers or other customers;

•        changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•        difficulties in integrating any new acquisitions we may make;

•        loss of services from members of management or employees or difficulty in recruiting additional employees;

•        worsening of global economic conditions and reduction in demand for our products;

•        price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•        lawsuits threatened or filed against us, or events that negatively impact our reputation;

•        the impact of any resurgence of COVID-19 or any of its variants or any other pandemic on us and the national and global economies; and

•        developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their share prices have fluctuated in ways unrelated or disproportionate to their operating performance.

An active, liquid trading market for our ordinary shares may not develop.

Prior to this offering, there has been no public market for our ordinary shares. Although we expect to list our ordinary shares on the Nasdaq, we cannot guarantee an active public market for our ordinary shares will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the ordinary shares that you purchase.

OIC Growth Fund has indicated an interest to purchase, directly or by way of an affiliate, up to 833,333 of ordinary shares in this offering, which represents no more than 20% of the total ordinary shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ordinary shares in this offering to this investor, or this investor may determine to purchase more, less or no ordinary shares in this offering. If such investor is allocated a portion or all of, or more than, the ordinary shares in which it has indicated an interest in purchasing in this offering, its election to purchase any of such ordinary shares could reduce the level of trading activities and the liquidity of the ordinary shares.

Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Agreements that govern our credit facilities and other debt instruments restrict our ability to dispose of assets and use the proceeds from those dispositions to be used to repay other indebtedness when it becomes due and also restrict our ability to raise debt. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations. If we cannot make scheduled payments on our debt, we will be in default, and the lenders under our credit facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in our ordinary shares.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although agreements that govern our credit facilities and other debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market following this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any such shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Furthermore, our directors, officers and shareholders that hold more than 95% of our ordinary shares upon the closing of this offering (assuming none of such persons purchase shares in this offering) will be subject to lock-up agreements with the underwriters of this offering that restrict their ability to transfer our ordinary shares for a period of 180 days from the date of this prospectus. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. See “Shares Eligible for Future Sale” for further information.

Our principal shareholders, and related officers and directors beneficially own over 49.8% of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval.

As of May 28, 2024, our principal shareholders, and related officers and directors beneficially own approximately 49.8% of our ordinary shares. Upon completion of this offering, our principal shareholders, officers and directors will, in the aggregate, beneficially own approximately 8.8% of our outstanding ordinary shares. This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors often perceive disadvantages in owning shares in companies with significant shareholders. As a result, these shareholders, if they acted together, could significantly influence matters that require approval by our shareholders, including the election and dismissal of directors, certain related-party transactions, including the terms of compensation of our directors and chief executive officer, certain significant corporate transactions and amendments to our amended and restated articles of association. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have never paid, and we currently do not intend to pay dividends.

We have never declared or paid any dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any dividends in the foreseeable future. Consequently, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend on a number of factors, among other things, our financial condition, results of operations, current and anticipated cash needs and availability and other factors that the Board may consider to be relevant. Our ability to declare and pay dividends may also be limited by covenants of existing and any future outstanding indebtedness we incur. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information. Generally, payment of dividends is subject to Israeli withholding taxes. See “Taxation — Material Israeli Tax Considerations and Government Programs” for additional information.

If you purchase securities in this offering, you will incur immediate and substantial dilution in the book value of your ordinary shares.

The offering price of our ordinary shares is substantially higher than the net tangible book value per share of our ordinary shares. Therefore, if you purchase securities in this offering, you will pay a price per ordinary share that substantially exceeds our net tangible book value per ordinary share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on the assumed offering price of $18.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $16.97 per ordinary share, representing the difference between our pro forma net tangible book value per ordinary share after giving effect to this offering and the offering price. In addition, purchasers of our ordinary shares in this offering will have contributed approximately 44% of the aggregate price paid by all purchasers of our ordinary shares but will own only approximately 29.5% of our ordinary shares outstanding after this offering. See “Dilution” for further information.

Management will have broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or ordinary shares, our ordinary shares price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ordinary shares, or provide more favorable relative recommendations about our competitors, our ordinary shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ordinary shares price or trading volume to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares will be listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC and the rules and regulations of the Nasdaq, and provisions of the Companies Law that apply to public companies such as us. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on the Board, our board committees, or as executive officers.

We have no operating experience as a publicly traded company in the United States.

We have no operating experience as a publicly traded company in the United States. Although the individuals who now constitute our management team have limited experience managing a publicly traded company, there is no assurance that the past experience of our management team will be sufficient to operate our company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations and comply with the Nasdaq listing standards. These requirements will place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage our company as a public reporting company in the United States that is subject to significant regulatory oversight and reporting obligations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

Our ordinary shares may be subject to extreme volatility that may be unrelated to the underlying performance of our business. Recently, companies with comparable anticipated public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after this offering or if such investors purchase our ordinary shares prior to any price decline.

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Although we evaluated our internal controls over financial reporting and identified no material weakness, we may not have developed sufficient infrastructure to accurately and timely report our financial results and may otherwise have material weaknesses over internal systems of control leading to delay, errors and restatement of financial reports. We cannot provide assurance that material weaknesses or control deficiencies will not occur in the future.

There is a possibility that we, once a public company, will be unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our shares could be negatively affected. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2024. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company” as defined in the JOBS Act (unless we meet the requirements of a non-accelerated filer). If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by the stock exchange on which we intend to list our ordinary shares, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures, or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our ordinary shares, and could adversely affect our ability to access the capital markets.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•        the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•        Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of certain new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

•        any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers. We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although regulations promulgated under the Companies Law require us to disclose the annual compensation of our five most highly compensated directors or officers on an individual basis commencing with our first annual meeting of shareholders following the closing of this offering, this disclosure is not as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. Additionally, as a result of changes in U.S. regulations or other legislation, certain exemptions may become unavailable to foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

There can be no assurance that we will not be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering, in passive assets. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually after the close of each taxable year and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the offering price of our ordinary shares in this offering and the subsequent trading value of our ordinary shares, which may fluctuate significantly. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. U.S. investors that consider acquiring our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making certain elections with respect to our ordinary shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

If a U.S. person is treated as owning at least 10% of the ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” within the meaning of Section 951 of the Code (as define below) with respect to each “controlled foreign corporation,” or CFC, in our group (if any). Since we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of ordinary shares in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. A U.S. Holder should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. In addition, the stock markets have experienced considerable price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

The Amended Articles provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

The Amended Articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act, or Federal Forum Provision. We believe this Federal Forum Provision benefits us by providing increased consistency in the application of U.S. federal securities laws in the types of lawsuits to which they apply. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable for disputes with us or our directors, officers or other employees and may increase costs associated with such lawsuits which may discourage the filing of such lawsuits against us, our directors, officers and employees. Our shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder as a result of the Federal Forum Provision. Further, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents and similar agreements has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the Federal Forum Provision in the Amended Articles. In the event a court finds the Federal Forum Provision contained in the Amended Articles to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business and financial condition. The Federal Forum Provision in the Amended Articles would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Risks Related to Our Incorporation, Location and Operations in Israel

Conditions in Israel could materially and adversely affect our business.

Our headquarters, research and development and other significant operations are located in Israel and many of our employees, including a majority of our management members and a number of our key employees, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our directors and officers are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Armed conflicts, hostilities or political instability in the region may negatively affect business conditions and could harm our business and results of operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business, financial condition and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and, in addition, Hamas kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas in parallel to Hamas’ continued rocket and other terror attacks.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and civilian areas in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including those located in the West Bank, as well as other countries hostile to Israel will join the hostilities. In addition, Iran recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel.

Many Israeli citizens are obligated to perform annual military reserve duty for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, the Israeli military called up several hundred thousand of its reserves for active service. As of May 17, 2024, four of our employees in Israel are serving in active duty, none of whom are executives or perform critical or exclusive functions. Additional employees, including a member of management, may be called up for service in the current or any future military conflict. Although to date our operations have not been disrupted by such call-ups, we cannot assure that this will be the case in the future. Such disruption could materially adversely affect our business, financial condition and results of operations.

Our executive offices are located in Tel Aviv, Israel, which, although not near Israel’s northern or southern borders where the main hostilities are currently taking place, has been subject to rocket attacks. While the majority of our management team is located in Israel, only approximately 22% of our employees are located and reside in Israel and only 25% of our production lines are located in Israel. Those productions lines are located in Tel Aviv, which is one of our five global production facilities, and is where we primarily produce SPD nanoparticles and PDLC. To help mitigate the effects of the war on our Israeli operations, we have taken several measures, such as shelter-in-place and work-from-home measures. Such measures and government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

None of our production lines or capabilities have been impacted since the war broke out on October 7, 2023. We cannot currently predict the intensity or duration of Israel’s war against Hamas, nor can we predict how future developments in this war will ultimately affect our business, operations and financial condition or Israel’s economy in general.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers certain damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, Israel and Israeli companies have been, from time to time, subjected to economic boycotts. Several countries still restrict business with Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our financial condition, results of operations or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Provisions of Israeli law and the Amended Articles may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law and the Amended Articles could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third party to acquire us or our shareholders to elect individuals to the Board, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•        the Companies Law regulates the methods and processes by which mergers may be consummated and requires tender offers to be effected for acquisitions of shares above specified thresholds in a company;

•        the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•        the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•        the Amended Articles require a vote of the holders of at least 55% of the total voting power of our shareholders to remove any of our directors;

•        the Amended Articles divide the Board into three classes, each of which is elected once every three years;

•        an amendment to the Amended Articles generally requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote and which are present and voting on the matter at a general meeting of shareholders (referred to as simple majority); however, the amendment of a limited number of provisions, such as (i) the provisions empowering the Board to determine the size of the Board, (ii) the provisions setting forth the procedures and the requirements that must be met in order for a shareholder proposal to be included on the agenda for a general meeting of our shareholders, (iii) the provisions relating to the election and removal of members of the Board and empowering the Board to fill director vacancies; and (iv) the provisions dividing our directors into three classes, requires a vote of the holders of 55% of the total voting power of our shareholders; and

•        the Amended Articles provide that director vacancies may be filled by the Board.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed.

In addition, we are subject to the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, and the regulations, guidelines, rules, procedures, and benefit tracks thereunder, or, collectively, the Innovation Law, due to our receipt of grants from the Israel Innovation Authority, or the IIA. Under the Innovation Law, a recipient of IIA grants, such as us, must generally report to the IIA changes in the holdings of our company, and to the extent such change results in any non-Israeli citizen or resident becoming an “interested party,” as defined in the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, which includes, among other things, owning 5% or more of our ordinary shares, such non-Israeli citizen or resident is required to execute an undertaking in favor of the IIA, in a form prescribed by the IIA.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. See “Enforcement of Civil Liabilities.”

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the company and the other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at a general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers over the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness, and there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

The tax benefits that may be available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that we may be eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. In order to be eligible for the tax benefits provided to a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or discontinued, or if we fail to meet certain conditions, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation — Material Israeli Tax Considerations and Government Programs” for more information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee in the course of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive remuneration for service inventions and on what terms, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law, has the authority to determine whether the employee is entitled to remuneration for his or her inventions and the scope of such remuneration. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of general Israeli contract law. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us and waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We have received Israeli government grants for certain research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay certain redemption fees in addition to repaying the grants.

Our research and development efforts were financed, in part, through royalty-bearing and non-royalty-bearing grants from the IIA. As of March 31, 2024, we received IIA royalty-bearing grants totaling approximately $1.25 million of which approximately $0.12 million of such amount has been repaid. In addition, as of March 31, 2024, we received IIA non-royalty-bearing grants totaling approximately $1.12 million.

We are committed to pay royalties to the IIA at a rate of approximately 1.0% to 3.5% on sales proceeds from our products (and related know-how and services) that were developed, in whole or in part, using the IIA royalty-bearing grants we received under IIA programs, up to the total amount of royalty-bearing grants received, linked to the U.S. dollar and bearing annual interest at rates prescribed by the IIA’s rules and guidelines.

We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

In general, the Innovation Law requires, among other things, that the products developed as part of the programs under which the grants were given be manufactured in Israel and restricts the ability to transfer know-how funded by the IIA outside of Israel. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, among other things, any sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. The transfer of IIA-funded know-how outside of Israel requires prior approval and may be subject to payment of a redemption fee to the IIA, calculated in accordance with a formula provided under the Innovation Law (which is subject to a cap of six times the total amount of the IIA grants received, plus interest). These restrictions may impair our ability to sell, license or otherwise transfer IIA-funded know-how outside of Israel.

In general, manufacturing products developed with IIA-funded know-how outside of Israel also requires prior approval from the IIA. Even if we do receive approval to manufacture products developed with IIA-funded know-how outside of Israel, such transfer of manufacturing capacity outside of Israel may be subject to an increase in the amount of royalties payable, depending on the manufacturing volume that is performed outside of Israel, and to an increase in the rate of royalties. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

The restrictions under the Innovation Law (including with respect to the restriction of the transfer of IIA-funded know-how and manufacturing outside of Israel) continue to apply even after payment of the full amount of royalties payable in respect of grants. However, upon payment of the redemption fee on a transfer of IIA-funded know-how outside Israel, the obligations towards the IIA (including the obligation to pay royalties) and restrictions under the Innovation Law cease to apply.

We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or manufacture products developed with IIA-funded know-how outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA-funded know-how pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (however, there may be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing outside of Israel) as a condition to the IIA’s approval.

The Amended Articles provide that, unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.

The Amended Articles provide that, unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duties owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Amended Articles will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•        our ability to scale up upon our operations, including market acceptance of our vision and light control products;

•        the amount and timing of future sales;

•        our ability to meet technical and quality specifications;

•        our ability to accurately estimate the future supply and demand for our light and vision control products and changes to various factors in our supply chain;

•        the market for adoption vision and light control technologies;

•        existing regulations and regulatory developments in the United States and other jurisdictions;

•        our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

•        the need to hire additional personnel and our ability to attract and retain such personnel;

•        our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•        our dependence on third parties;

•        our financial performance;

•        the growth of regulatory requirements and incentives;

•        risks related to product liability claims or product recalls;

•        the overall global economic environment;

•        the impact of competition and new technologies;

•        our plans to continue to invest in research and develop technology for new products;

•        our plans to potentially acquire complementary businesses;

•        the impact of any resurgence of COVID-19 or any of its variants or any other pandemic on our business and on the business of our customers;

•        security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

•        the increased expenses associated with us being a public company.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find Additional Information.” We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $65.98 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase up to an additional 625,000 ordinary shares in full, we estimate that the net proceeds to us from this offering will be approximately $76.44 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per ordinary share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $3.875 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $16.74 million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering for the following purposes:

•        approximately $6 million for the purchase of equipment and materials for the expansion of our production lines;

•        approximately $3 million for research and development;

•        approximately $3 million for advertising and marketing;

•        approximately $1 million for payment of the remaining Second Earn Out Payment; and

•        approximately $51 million for working capital, including approximately $1.5 million in bonus payments to officers, employees and consultants payable upon the closing of this offering, and other general corporate purposes.

We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, although we have no binding agreements or commitments to do so at this time. Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depositary institutions.

The amount and timing of actual expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends to our shareholders and we do not anticipate or intend to pay cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend on a number of factors, among other things, our financial condition, results of operations, current and anticipated cash needs and availability and other factors that the Board may consider to be relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information. Our ability to declare and pay dividends may also be limited by covenants of existing and any future outstanding indebtedness we incur.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation — Material Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2024:

•        on an actual basis;

•        on a pro forma basis to give effect to (i) the adoption of our amended and restated articles of association immediately prior to the consummation of this offering and (ii) (a) the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares, (b) the issuance of 496,244 ordinary shares upon the exercise warrants in connection with this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility, and (c) the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements, each assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, as if such conversions and exercises had occurred on March 31, 2024;

•        on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the additional issuance and sale of 4,166,667 ordinary shares in this offering, at an assumed public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of ordinary shares had occurred on March 31, 2024.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and their accompanying notes and other financial information contained in this prospectus.

	As of March 31, 2024
	Actual (Unaudited)	Pro Forma (Unaudited)		Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$2,419	$8,619	(1)	$74,595	(2)
Long-term debt, including current portion and accumulated interest	$121,945	$57,038	(3)	$57,038
Redeemable convertible preferred shares:	$70,537	$—	(4)	$—
Convertible Preferred Shares A, A-1, A-2 and A-3, NIS 0.23 par value; 3,671,937 shares authorized; 2,192,611 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		—		—
Convertible Preferred Shares B, NIS 0.23 par value; 439,091 shares authorized; 333,366 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		—		—
Convertible Preferred Shares C, NIS 0.23 par value; 2,195,457 shares authorized; 590,059 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		—		—
Convertible Preferred Shares D, NIS 0.23 par value; 2,195,457 shares authorized; 1,587,881 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		—		—
Other stockholders’ (deficit) equity:
Ordinary shares, NIS 0.23 par value; 17,865,497 shares authorized; 5,277,268 shares issued and outstanding, actual; 49,200,191 shares authorized, no par value, 14,349,008 shares issued and outstanding, pro forma; 49,200,191 shares authorized, no par value, 18,515,675 shares issued and outstanding, pro forma as adjusted	320	883	(5)	1,141	(6)
Additional paid-in capital	37,294	168,587	(7)	234,305	(8)
Other comprehensive loss	(6,488)	(6,488)		(6,488)
Accumulated deficit	(185,077)	(166,189	)(9)	(166,189)
Total shareholders’ equity (capital deficiency)	(153,951)	(3,207	)(10)	62,769	(11)
Total capitalization	$38,531	$53,831	(12)	$119,807	(13)

____________

(1)      Adjusted to include an aggregate of $6,200 in convertible loans subscribed by certain lenders to the Company during the second quarter of 2024 pursuant to the 2023 CLA.

(2)      Adjusted to include an aggregate of $65,976 in net proceeds resulting from the sale of ordinary shares pursuant to this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(3)      Adjusted to include the sum of (i) an aggregate of $6,200 in convertible loans subscribed by certain lenders to the Company during the second quarter of 2024 pursuant to the 2023 CLA, and (ii) accrued interest of $1,488 on the convertible loans outstanding pursuant to the 2023 CLA, as of March 31, 2024, less $72,595 resulting from the issuance of 3,882,178 ordinary shares upon the conversion of outstanding loan amounts pursuant to our convertible loan agreements upon consummation of this offering, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus.

(4)      Adjusted to be reduce by $70,537 resulting from the conversion of all of the Company’s outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares upon the consummation of this offering.

(5)      Adjusted to include the sum of (i) $291 resulting from the conversion of all of the Company’s outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares upon the consummation of this offering, (ii) $241 resulting from the issuance of 3,882,178 ordinary shares upon the conversion of outstanding loan amounts pursuant to our convertible loan agreements upon consummation of this offering, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, and (iii) $31 resulting from the issuance of 496,244 ordinary shares upon the exercise of certain of our outstanding warrants upon the consummation of this offering that were issued pursuant to our convertible loan agreements and Israeli bank financing, including the 2018 Loan, 2020 Loan, 2020 CLA, 2023 CLA and 2020 credit facility.

(6)      Adjusted to include $1,134 from the issuance of 4,166,667 ordinary shares in this offering based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(7)      Adjusted to include additional paid in capital which his comprised of the sum of (i) $70,246 resulting from the conversion of all of the Company’s outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares upon the consummation of this offering, (ii) $51,978 resulting from the issuance of 3,882,178 ordinary shares upon the conversion of outstanding loan amounts pursuant to our convertible loan agreements upon consummation of this offering, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, and (iii) $9,069 resulting from the issuance of 496,244 ordinary shares upon the exercise of certain of our outstanding warrants upon the consummation of this offering that were originally issued pursuant to our convertible loan agreements and Israeli bank financing, including the 2018 Loan, 2020 Loan, 2020 CLA, 2023 CLA and 2020 credit facility.

(8)      Adjusted to include additional paid in capital of $64,842 resulting from the net proceeds from the sale of ordinary shares in this offering after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(9)      Adjusted to include additional accrued interest of $1,488 on the convertible loans outstanding pursuant to the 2023 CLA, as of March 31, 2024, less fair value reevaluation financial income of $20,376 from the issuance of 3,882,178 ordinary shares upon the conversion of outstanding loan amounts pursuant to our convertible loan agreements upon consummation of this offering, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus.

(10)    Adjusted to include the sum of (i) $70,537 resulting from the conversion of all of the Company’s outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares upon the consummation of this offering, (ii) $72,595 resulting from the issuance of 3,882,178 ordinary shares upon the conversion of outstanding loan amounts pursuant to our convertible loan agreements upon consummation of this offering, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, and (iii) $9,100 resulting from the issuance of 496,244 ordinary shares upon the exercise of certain of our outstanding warrants upon the consummation of this offering that were originally issued pursuant to our convertible loan agreements and the Israeli bank financing, including the 2018 Loan, 2020 Loan, 2020 CLA, 2023 CLA and 2020 credit facility. less accrued interest of $1,488 on the convertible loans outstanding pursuant to the 2023 CLA, as of March 31, 2024.

(11)    Adjusted to include an additional $65,976 in net proceeds resulting from the sale of ordinary shares pursuant to this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(12)    Adjusted to include the sum of (i) an aggregate of $6,200 in convertible loans subscribed by certain lenders to the Company during the second quarter of 2024 pursuant to the 2023 CLA, and (ii) $9,100 resulting from the issuance of 496,244 ordinary shares upon the exercise of certain of our outstanding warrants upon the consummation of this offering that were originally issued pursuant to our convertible loan agreements and the Israeli bank financing, including the 2018 Loan, 2020 Loan, 2020 CLA, 2023 CLA and 2020 credit facility.

(13)    Adjusted to include an aggregate of $65,976 in net proceeds resulting from the sale of ordinary shares pursuant to this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, shareholders’ equity (capital deficiency) and total capitalization by $3.88 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million ordinary shares offered by us at the assumed initial public offering price would increase (decrease) each cash and cash equivalents, additional paid-in capital, shareholders’ equity (capital deficiency) and total capitalization by $16.74 million.

The number of ordinary shares issued and outstanding pro forma and pro forma as adjusted in the table above is based on 5,277,268 ordinary shares outstanding as of March 31, 2024, together with the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of (i) 4,693,318 ordinary shares, (ii) the issuance of 496,244 ordinary shares upon the exercise of warrants upon consummation of this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility, and (iii) the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements, upon consummation of this offering, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, and excludes the following:

•        1,772,273 ordinary shares issuable upon exercise of warrants to purchase ordinary shares outstanding as of such date;

•        1,298,595 ordinary shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Share Award Plan outstanding as of such date, at a weighted average exercise price of $0.07, of which 879,065 were vested as of such date; and

•        394,927 ordinary shares reserved for future issuance as of such date under our 2016 Share Award Plan.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma as adjusted net tangible book value per ordinary share.

As of March 31, 2024, we had a historical net tangible book value of $(127.1) million, or $(24.08) per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding on March 31, 2024.

Our pro forma net tangible book value as of March 31, 2024 was $(46.85) million, or $(3.27) per ordinary share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding as of March 31, 2024 after giving effect to the conversion of all of our outstanding redeemable convertible preferred shares as of March 31, 2024 into an aggregate of 4,693,318 ordinary shares, the issuance of 496,244 ordinary shares upon the exercise of warrants in connection with this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility and the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus.

After giving further effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2024 would have been $1.03 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $4.3 per share to existing shareholders and immediate dilution of $16.97 per ordinary share to new investors. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and pro forma as adjusted net tangible book value per ordinary share immediately after the completion of this offering.

The following table illustrates this dilution per ordinary share:

Assumed public offering price per ordinary share		$18.00
Historical net tangible book value per ordinary share as of March 31, 2024	$(24.1)
Pro forma net tangible book value per ordinary share as of March 31, 2024	$(3.27)
Increase in net tangible book value per ordinary share attributable to new investors	$4.3
Pro forma as adjusted net tangible book value per ordinary share after this offering		$1.03
Dilution per ordinary share to new investors		$16.97
Percentage of dilution in net tangible book value per ordinary share for new investors		94.3%

The pro forma and pro forma as adjusted information is illustrative only and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2024 after this offering by approximately $0.21 per ordinary share, and would increase (decrease) dilution to investors in this offering by $(0.21) per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2024 after this offering by approximately $0.8 per ordinary share, and would decrease (increase) dilution to investors in this offering by approximately $(0.9) per ordinary share, assuming the assumed initial public offering price per ordinary share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional ordinary shares, the pro forma as adjusted net tangible book value will increase to $1.55 per ordinary share, representing an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $0.52 per ordinary share and an immediate dilution of $16.45 per ordinary share to new investors participating in this offering.

The following table shows, as of March 31, 2024, on a pro forma as adjusted basis, the number of ordinary shares purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ordinary shares in this offering at an assumed initial public offering price of $18.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	14,349,008	77.5%	$103,560,000.00	58%	$7.22
New investors	4,166,667	22.5%	$75,000,000.00	42%	$18.00
Total	18,515,675	100.0%	$178,560,000.00	100%	$9.64

To the extent any of our outstanding options are exercised, there will be further dilution to new investors. If the underwriters exercise their option to purchase additional ordinary shares from us in full:

•        the percentage of ordinary shares held by existing shareholders will decrease to approximately 75.0% of the total number of our ordinary shares outstanding after this offering; and

•        the number of ordinary shares held by new investors will increase to approximately 25.0% of the total number of our ordinary shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $70.8 million, $79.2 million, respectively, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million ordinary share increase (decrease) in the number of ordinary shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $57.0 million, $93.0 million, respectively, assuming the assumed initial public offering price of $18.00 per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations based on 14,349,008 ordinary shares outstanding as of March 31, 2024, which includes the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of 4,693,318 ordinary shares, the issuance of 496,244 ordinary shares upon the exercise of warrants in connection with this offering that were originally issued pursuant to the 2018 Loan, the 2020 Loan, the 2020 CLA, the 2023 CLA and the 2020 credit facility and the issuance of 3,882,178 ordinary shares upon the conversion of loan amounts under our convertible loan agreements, assuming an initial public offering price per share of $18.00, the midpoint of the price range set forth on the cover of this prospectus, as if such conversions and exercises had occurred on March 31, 2024, and excludes the following:

•        1,772,273 ordinary shares issuable upon exercise of warrants to purchase ordinary shares outstanding as of such date;

•        1,298,595 ordinary shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Share Award Plan outstanding as of such date, at a weighted average exercise price of $0.07, of which 879,065 were vested as of such date; and

•        394.927 ordinary shares reserved for future issuance as of such date under our 2016 Share Award Plan.

To the extent that outstanding options or warrants are exercised, new options or warrants are issued or we issue additional ordinary shares in the future, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements including the related notes thereto, beginning on page F-1 of this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include SPD LC films for smart glass applications, as well as CMS and other ADAS solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Honda, Mercedes, Ford, BMW, and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. As a result, the typical customer contract length is 15 to over 30 years for customers in our aeronautics segment, approximately eight years for customers in our automotive segment and five to ten years for customers in our safety tech segment. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 30 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2023, we generated approximately 22.5% of our revenue in the United States, 21.7% in Europe (excluding France), 45.8% in France, 1.4% in Israel, and 4.6% in Asia, with the remaining 4.0% generated in other countries across the world. In the same period, we generated approximately 43.4% of our revenue in the aerospace market, 38.1% in safety tech and commercial vehicle market and 18.5% in the automotive and architectural market combined. We also enjoy a diverse customer base, with no single customer representing more than 9.3% and 9.7% of our revenue for the year ended December 31, 2023 and three months ended March 31, 2024, respectively.

For more information regarding our business and operations, see the section entitled “Business” below.

Business Combination

On February 7, 2021, we entered into the share purchase agreement in connection with the Business Combination with the Sellers. The Closing Date of the Business Combination was January 26, 2022. The consideration for the Business Combination consisted of $23.7 million (€21.0 million) in cash, the repayment of Vision Lite’s loans in an amount of approximately $12.9 million (€11.4 million) and contingent consideration of up to $5.6 million (€5.0 million), contingent on the future revenues of Vision Lite. On the Closing Date, an amount of $9.4 million (€8.4 million) was paid in cash to the Sellers, $9.4 million (€8.4 million) was paid to the escrow agent and released thereafter to the Sellers on April 12, 2022, $3.4 million (€3.0 million) was paid to the Sellers on April 28, 2022 and May 11, 2022, respectively. In addition, on May 4, 2022, $1.3 million (€1.2 million) of the consideration was paid into escrow for the purposes of providing indemnification for claims of breach of representations by the Sellers. On January 15, 2023, the $1.3 million (€1.2 million) in escrow was released to the Sellers and invested in the Company in consideration for 9,643 Preferred D Shares. In addition, $12.9 million (€11.4 million) was used to pay off the remainder of Vision Lite’s loans. As of the Closing Date, we became the sole shareholder of Vision Lite.

The Vision Lite SPA also contains the Earn Out Agreement with the Sellers. The earn out agreement requires the Company to pay the Sellers amounts ranging up to $5.6 million (€5.0 million), split into two payments of up to $2.8 million (€2.5 million) each, conditional on the annual revenue targets for the calendar years 2022 and 2023. In March 2022, the Earn Out Agreement was amended to include two payments of up to $3.4 million (€3.0 million) each, contingent on meeting annual revenue targets for the calendar years 2022 and 2023. In June 2023, the Earn Out Agreement was amended to re-allocate the payments amongst the Sellers and set forth a payment schedule with respect to the initial $3.4 million (€3.0 million) payment. With respect to the other $3.4 million (€3.0 million) payment, the target revenue that obligates us to pay an earn out amount to the Sellers was increased to €54.4 million. We met the annual revenue target for calendar year 2022. If any portion of the First Earn Out Payment or Second Earn Out Payment is not paid within 90 days of its relevant due date, then such amount shall bear interest at a rate of seven percent per annum. In December 2023, we further amended the Earn Out Agreement with respect to the Amendment Seller and paid $1.7 million (€1.5 million) of the First Earn Out Payment to the Amendment Seller and agreed to pay the remaining balance of $0.325 million (€0.3 million) of the First Earn Out Payment. In March 2024, we paid the remaining balance of the First Earn Out Payment to the Amended Seller and in April 2024, we further amended the Earn Out Agreement such that we pay the Amendment Seller the relevant portion of the Second Earn Out Payment, totaling approximately $1.25 million (€1.15 million) in two installments comprising $0.3 million (€0.3 million) no later than April 30, 2024, which was previously paid, and $0.9 million (€0.85 million), payable within three business days following the closing of this offering or June 15, 2024, whichever is earlier.

Key Factors Affecting Our Performance

Driving customer adoption.    The adoption of light and vision control technologies is still in its early stages with significant runway for further penetration, and as a market leader, we believe that are well positioned to capitalize on the accelerating demand and market adoption by leveraging our best-in-class technologies and recent capacity expansions.

Acquiring new customers.    We are a key partner to our large and diversified customer base consisting of glass fabricators, film processors, automobile and aircraft OEMs, airlines and municipalities, among others. As part of our unique business model, we enable the glass industry to manufacture its own smart glass by providing fabricators with materials and technologies to manufacture locally. We manage a large network of glass fabricators worldwide, allowing us to support and grow with our end customers on a global basis and we intend to expand our network to capture further demand and market share over time. We plan to continue to sign new partnerships and win contracts with OEMs and suppliers as they expand their own product lines across the mobility and architecture markets and look for innovative technologies to differentiate their products. While we plan to build on our leadership in CMS technologies for the truck, bus and coach market, we are also focused on expanding our ADAS offering for commercial vehicles and believe we have a substantial opportunity with those customers given our ability to adapt our technologies to cater to the additional complexity that such vehicles require. Moreover, we plan to build on our dominant position amongst aircraft OEMs and completion centers to grow our network of airline customers given the increasing flexibility of airlines to exert more influence on cabin design decision-making.

Expanding our product portfolio and markets.    We embrace an entrepreneurial, R&D-centric mindset supported by our well-invested manufacturing platform and dedicated team with significant expertise in material science, mechatronics, image analysis and advanced manufacturing. We will continue to leverage these resources and capitalize on market and customer insights to expand our use cases through new innovative products and value-added features to drive growth. In particular, we emphasize engineering for tomorrow and believe that anticipating customer needs and preferences is an integral part of customer adoption. As a result, our business and engineering personnel become closely acquainted, and develop deep relationships, with our customers. These close customer relationships enable us to identify and forecast the needs of our customers and draw upon our intellectual property portfolio and expertise in technology research and development to create new products and successfully position our portfolio within the ever-changing business environment.

Leveraging our manufacturing and operational capabilities.    In recent years, we have made strategic investments to expand our manufacturing capabilities. We operate as a one-stop shop and are deeply involved across our products’ value chain, spanning across product development and nanoparticle synthesis through lamination and processing, enabling us to more effectively realize opportunities to reduce production costs and react faster to fluctuations in market demand. We believe there is an opportunity for significant margin expansion as we continue to scale our business and benefit from increased capacity utilization and fixed operating leverage. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives driven by our research and development efforts both on the material science and engineering sides. As an example, we have successfully reduced LC film thickness from 25 microns to 20 microns enabling an approximately 20% reduction in material cost for select products and have also successfully doubled our LC line running speed. We have identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity and improved margins in the coming years.

Acquisitions.    We believe we are well-positioned as an acquirer of choice due to our global presence, industry-recognized leadership in innovation, diverse manufacturing network and highly entrepreneurial, multi-cultural team with significant engineering and material science expertise. As a public company, we expect to have the added flexibility of financing future acquisitions through our public currency in addition to other funding sources. We have a proven track record with our successful acquisition and integration of Vision Lite in January 2022 and intend to target opportunities that strengthen our market position, expand our product portfolio, enhance our technologies and extend our manufacturing capabilities, including through vertical integration. In February 2023, we completed an acquisition of Resonac’s (formerly Hitachi Chemical) full SPD intellectual property portfolio and business, which included obtaining and learning the know-how with respect to Resonac’s technical and business information related to such acquired patents, another testament to our acquisition sourcing and execution capabilities.

Economic conditions and resulting business trends.    Our results of operations are impacted by the relative strength of the overall economy and its effect on business investment, unemployment, consumer spending behavior, and business and consumer demand. Our customers’ underlying business activities are also linked to the macroeconomic and geopolitical environment. Global supply chain disruptions, inflation, high energy prices and supply-demand imbalances are expected to continue in 2024. In addition, terrorism or other geopolitical events may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential material liability. While we do not believe that our business segments, products, lines of service, projects or operations have been materially impacted by the global supply chain disruptions, we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future. We cannot quantify such impact to our business at this moment, as we are an early growth stage company and have not yet commenced the mass production and sale of products. To mitigate supply chain risks we may face in the future, we aim to focus on Tier 1 suppliers located in close proximity to our production facilities and will seek to negotiate contracts with our suppliers that lock in price and delivery commitments. Since we are strategically located in close proximity to our customers, we have a geographic competitive advantage that deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world.

Impact of supply chain disruptions on business operations.    In connection with the ongoing global supply chain disruption, we continue to work with our suppliers on (i) mitigating the effects of recent procurement shortages, (ii) negating the impacts on supply chain disruption on costs and (iii) effectively scheduling for key product developments. Mitigation steps undertaken by us include design modifications that utilize parts and materials that are more readily available and the expansion of our supply chain to form a wider procurement network to source products in short supply. To date, these mitigation steps have been successful at reducing the impact of supply chain disruptions while also maintaining our commitment to product quality and performance reliability. To date, no new material risks have emerged as a result of these mitigation steps. We anticipate these supply chain challenges will continue to exist over the near term and plan to continually employ mitigation strategies to reduce the impact on future product deliveries.

Components of Operating Results

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document.

Revenues

We primarily derive revenue mainly from the sale of cockpit and cabin shading in our aeronautics segment, the sale of ADAS technology and driver safety doors in our safety tech segment, and the sale of SPD and LC films for smart glass applications in our architecture and automotive segments.

We expect revenue to increase over time as we expand our customer base. We expect that our revenue will fluctuate from period to period due to new product offerings, varying branding and sales activities, entrance into new end-markets and market segments and evolving policies and regulations in the United States and Europe.

Cost of revenues

Cost of revenues mainly consists of raw materials used in the production line for our products, shipping and handling costs, salary of headcount related to production, employee-related expenses and overhead expenses of internal assembly line and service costs. Cost of revenues also consists of royalties to the IIA.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. We received royalty-bearing grants, which represents participation of the IIA in approved programs for research and development. These grants are recognized as a reduction of research and development expenses as the related costs are incurred.

Research credit tax granted by the French Government is recognized when the tax credit becomes receivable, provided there is reasonable assurance that Vision Lite will comply with the conditions attributed to this credit and there is reasonable assurance the credit will be received. The tax credit is deducted from research and development expenses as the applicable costs are incurred.

We expect to continue to invest in research and development to enhance our solutions and offerings to our customers, including hiring additional employees and continuing research and development projects. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, office space rental costs, patent application and maintenance expenses, external professional service costs, including legal, accounting, audit, finance, business development, investor relations, and human resource services, and other consulting fees.

We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Sales and marketing expenses

Sales and marketing expenses include employee-related expenses, such as salaries and share-based compensation, expenses relating to outsourced and contracted services, such as subcontractor, advertising and exhibition expenses, public relations and websites costs.

We expect our sales and marketing expenses to increase in absolute dollars as we expand our commercial sales, marketing and business development teams; increase our presence globally; and increase marketing activities to drive awareness and adoption of our products. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percentage of sales in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

Financial expenses

The finance expenses consisted primarily of change in fair value of investments, warrants and financial liabilities measured at fair value, interest expenses on loans and exchange rate differences expenses.

Income Taxes

Income taxes primarily consist of income taxes from our subsidiaries in Germany, the United States and China.

Basis of Presentation

We currently conduct our business and report our financial results through three operating segments: architecture and automotive, safety tech and aeronautics.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our consolidated financial statements included elsewhere in this prospectus.

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

	Three Months Ended March 31,
(in thousands of USD, except share and per share data)	2023	2024
Revenues	$17,433	$24,729
Cost of revenues (exclusive of depreciation and amortization)	12,288	18,007
Depreciation and amortization	481	507
Total cost of revenues	12,769	18,514
Gross profit	4,664	6,215
Gross profit margin	27%	25%
Operating expenses:
Research and development expenses (exclusive of depreciation and amortization reflected below)	$3,445	$4,381
General and administrative expenses (exclusive of depreciation and amortization reflected below)	2,612	6,129
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	2,911	4,290
Depreciation and amortization	896	1,021
Other expenses	358	25
Operating loss	5,558	9,631
Financial expenses, net	12,947	3,554
Other income	—	—
Loss before income tax	18,505	13,185
Income tax	14	62
Loss for the period	$18,519	$13,247

Revenues

Revenues increased by approximately $7.3 million, or 41.9%, to $24.7 million for the three months ended March 31, 2024, compared to $17.4 million for the three months ended March 31, 2023. The increase resulted mainly from an increase in the volume of sales from existing and new customer accounts, primarily in aeronautics and safety-tech segments.

Cost of revenues

Cost of revenues increased by approximately $5.7 million, or 45.0%, to $18.5 million for the three months ended March 31, 2024, compared to $12.8 million for the three months ended March 31, 2023. The increase resulted mainly from an increase of $4.9 million in materials costs consist with the higher sales activity, and an increase of $1.0 million in payroll and related expenses, including share-based compensation, primarily due to an increase in salaries and an increase in the number of operational and production employees.

Gross Profit and Gross Profit Margin

Gross profit increased by approximately $1.6 million, or 33%, to $6.2 million for the three months ended March 31, 2024, compared to $4.6 million for the three months ended March 31, 2023. The increase resulted mainly from the increase in revenue from the corresponding quarterly period.

Gross profit margin represents our gross profit as a percentage of our revenue. Gross profit margin decreased by approximately 2% to 25% for the three months ended March 31, 2024, compared to 27% for the three months ended March 31, 2023.

For the three months ended March 31, 2024, our gross profit margin was 44.1%, (30)%, 29.2% and 12.8% in our aeronautics, automotive, architecture and safety tech segments, respectively. For the three months ended March 31, 2023, our gross profit margin was 34.9%, (29.4)%, 34.3% and 16.9% in our aeronautics, automotive, architecture and safety tech segments, respectively.

Research and development expenses

Research and development expenses increased by approximately $0.9 million, or 27.2%, to $4.4 million for the three months ended March 31, 2024, compared to $3.4 million for the three months ended March 31, 2023. The increase resulted mainly from an increase in payroll and related expenses in the amount of $0.5 million, which was primarily due to an increase in salaries and an increase in the number of research and development employees and an increase in materials costs in the amount of $0.3 million.

General and administrative expenses

General and administrative expenses increased by approximately $3.5 million, or 134.6%, to $6.1 million for the three months ended March 31, 2024, compared to $2.6 million for the three months ended March 31, 2023. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $2.4 million and by an increase in professional services costs in the amount of $0.4 million.

Sales and marketing expenses

Sales and marketing expenses increased by approximately $1.4 million, or 47.4%, to $4.3 million for the three months ended March 31, 2024, compared to $2.9 million for the three months ended March 31, 2023. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $0.7 million, an increase in rent and maintenance costs in the amount of $0.4 million and an increase in professional services costs in the amount of $0.2 million.

Other expenses

Other expenses decreased by approximately $0.33 million, or 93%, to $0.03 million for the three months ended March 31, 2024, compared to $0.36 million for the three months ended March 31, 2023, reflecting changes in the fair value of contingent consideration resulting from the Vision Lite acquisition.

Financial expenses, net

Financial expenses, net decreased by approximately $9.4 million, or 72.5%, to $3.6 million for the three months ended March 31, 2024, compared to $12.9 million for the three months ended March 31, 2023. This decrease was mainly due to a decrease of $10.2 million in the fair value of warrants and financial liabilities measured at fair value, a decrease of $0.9 million in loss from investment, off-set by an increase of $1.5 million in interest expense on loans and long-term debt.

Net loss

Net loss decreased by approximately $5.3 million, or 28.5%, to $13.2 million for the three months ended March 31, 2024, compared to $18.5 million for the three months ended March 31, 2023. The decrease was mainly due to a decrease in our financial expenses.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

(in thousands of USD, except share and per share data)	Year Ended December 31,
	2022	2023
Revenues	$49,033	$77,980
Cost of revenues (exclusive of depreciation and amortization)	37,457	55,992
Depreciation and amortization	1,889	2,047
Total cost of revenues	39,346	58,039
Gross profit	9,687	19,941
Gross profit margin	20%	26%
Operating expenses:
Research and development expenses (exclusive of depreciation and amortization reflected below)	$12,216	$16,035
General and administrative expenses (exclusive of depreciation and amortization reflected below)	12,856	16,187
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	10,693	15,302
Depreciation and amortization	3,711	3,664
Other expenses	2,594	747
Operating loss	32,383	31,994
Financial expenses, net	5,476	47,122
Other income	—	(32)
Loss before income tax	37,859	79,084
Income tax	44	183
Loss for the period	$37,903	$79,267

Revenues

Revenues increased by approximately $29.0 million, or 59.0%, to $78.0 million for the year ended December 31, 2023, compared to $49.0 million for the year ended December 31, 2022. The significant increase resulted mainly from revenues increases of $13.7 million from the aeronautics segment and $11.2 million from the safety-tech segment, as well as an increase in the volume of sales from existing and new customer accounts in the amount of $4.1 million from the architecture and automotive segment.

Cost of revenues

Cost of revenues increased by approximately $18.7 million, or 47.5%, to $58.0 million for the year ended December 31, 2023, compared to $39.3 million for the year ended December 31, 2022. The significant increase resulted mainly from an increase of $16.7 million in materials costs consistent with the higher sales activity, an increase of $1.9 million in rent and maintenance expenses and an increase of $1.5 million in payroll and related expenses, including share-based compensation, primarily due to an increase in salaries and an increase in the number of operational and production employees, offset by a decrease of $1.4 million in other expenses.

Gross Profit and Gross Profit Margin

Gross profit increased by approximately $10.2 million, or 106%, to $19.9 million for the year ended December 31, 2023, compared to $9.7 million for the year ended December 31, 2022. The increase resulted mainly from the increase in revenue year-on-year.

Gross profit margin represents our gross profit as a percentage of our revenue. Gross profit margin increased by approximately 6% to 26% for the year ended December 31, 2023, compared to 20% for the year ended December 31, 2022.

For the year ended December 31, 2023, our gross profit margin was 36.1%, 26.3% and 17.6% in our aeronautics, automotive and architecture and safety tech segments, respectively. For the year ended December 31, 2022, our gross profit margin was 27.3%, 27.5% and 13.4% in our aeronautics, automotive and architecture and safety tech segments, respectively.

Research and development expenses

Research and development expenses increased by approximately $3.8 million, or 31.3%, to $16.0 million for the year ended December 31, 2023, compared to $12.2 million for the year ended December 31, 2022. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $1.3 million, primarily due to an increase in the number of research and development employees and an increase in salaries, an increase in material costs in the amount of $0.8 million and an increase in rent and maintenance costs in the amount of $0.7 million.

General and administrative expenses

General and administrative expenses increased by approximately $3.3 million or 25.9%, to $16.2 million for the year ended December 31, 2023, compared to approximately $12.9 million for the year ended December 31, 2022. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $2.1 million and an increase in rent and maintenance expenses in the amount of $1.1 million.

Sales and marketing expenses

Sale and marketing expenses increased by approximately $4.6 million, or 43.1%, to $15.3 million for the year ended December 31, 2023, compared to $10.7 million for the year ended December 31, 2022. The increase resulted mainly from an increase in payroll and related expenses, including share-based compensation, in the amount of $2.4 million, an increase of $1.2 million in subcontractors and professional services costs and an increase in rent and maintenance costs in the amount of $0.8 million.

Other expenses

Other expenses totaled $0.7 million for the year ended December 31, 2023, compared to $2.6 million for the year ended December 31, 2022, and reflects changes in fair value of contingent consideration, resulting from the Vision Lite acquisition.

Financial expenses, net

Financial expenses, net increased by approximately $41.6 million, or 760.5%, to $47.1 million for the year ended December 31, 2023, compared to $5.5 million for the year ended December 31, 2022. This increase was mainly due to an increase of $29.3 million in the fair value of warrants and financial liabilities measured at fair value, an increase of $9.1 million in interest expense on loans, convertible loans and long-term debt and an increase in the loss from investment related to RFI shares in the amount of $2.0 million.

Net loss

Net loss increased by approximately $41.4 million, or 109.1%, to $79.3 million for the year ended December 31, 2023, compared to $37.9 million for the year ended December 31, 2022. The increase was mainly due to the increase in our costs of revenues, research and development expenses, sales and marketing expenses, general and administrative expenses and financial expenses.

Key Business Metrics and Non-GAAP Financial Measures

We monitor the key business metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metrics are revenue backlog, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow. Increases or decreases in our key performance metrics may not correspond with increases or decreases in our revenue.

Revenue Backlog

	Year Ended December 31,		Three Months Ended March 31,
(in thousands of USD)	2022	2023	2023	2024
Revenue backlog	$19,680	32,694	26,432	36,852

Revenue backlog is a key business metric that we define as booked orders based on purchase orders or hard commitments (having a duration of less than one year) that have not been shipped yet or have been shipped but not yet recognized as revenue. We consider revenue backlog to be a useful metric for management and investors, because it is not affected by accounting standards, and, while its evaluated independently of our deferred revenue pursuant to our revenue recognition policy, it can be an important indicator of our expected recognized revenue for the periods following the measurement date. Our revenue backlog as of March 31, 2024 was approximately $36.9 million, compared to revenue backlog of approximately $26.4 million as of March 31, 2023. Our revenue backlog as of December 31, 2023 was approximately $32.7 million, compared to revenue backlog of approximately $19.7 million as of December 31, 2022. The increase was primarily attributable to an increase in sales in 2023 in our aeronautics and safety tech business units compared to 2022. See “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Data” for information regarding the limitations of using revenue backlog as a financial measure.

EBITDA

	Year Ended December 31,		Three Months Ended March 31,
(in thousands of USD)	2022	2023	2023	2024
Loss for the period	$37,903	79,267	18,519	13,247
EBITDA	$(26,783)	(26,251)	(4,181)	(8,103)
Adjusted EBITDA	$(20,000)	(20,697)	(2,801)	(4,751)
Adjusted EBITDA Margin	(40.8)%	(26.5)%	(16.1)%	(19.2)%

EBITDA is a non-GAAP financial metric that we define as our net loss, the most directly comparable financial measure based on GAAP, excluding net financial expense, tax expense and depreciation and amortization. Our net loss was $79.3 million and $37.9 million for the years ended December 31, 2023 and 2022, respectively. Our EBITDA was approximately $(26.3) million and $(26.8) million for the years ended December 31, 2023 and 2022, respectively. This was primarily driven by operating expenses, including our share-based compensation, research and development expenses, general and administrative expenses and sales and marketing expenses. Our net loss decreased by approximately $5.3 million to $13.2 million for the three months ended March 31, 2024, compared to $18.5 million for the three months ended March 31, 2023. Our EBITDA decreased from $(4.2) million for the three months ended March 31, 2023 to $(8.1) million for the three months ended March 31, 2024. This decrease was primarily driven by increases in operating expenses, including our share-based compensation, research and development expenses, general and administrative expenses and sales and marketing expenses, partially offset by the higher gross profit in the three months ended March 31, 2024. See “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Data” for information regarding the limitations of using EBITDA as a financial measure and the table below for a reconciliation of EBITDA to its most directly comparable GAAP measure.

Adjusted EBITDA, Adjusted EBITDA Margin and Net Loss Margin

Adjusted EBITDA is a non-GAAP financial metric that we define as EBITDA (as defined above) excluding acquisition related costs, one-time expenses and equity-based compensation expenses. Our Adjusted EBITDA decreased from $(20.0) million for the year ended December 31, 2022 to $(20.7) million for the year ended December 31, 2023. This decrease was primarily driven by increases in operating expenses, research and development expenses, general and administrative expenses and sales and marketing expenses, partially offset by the higher gross profit in 2023. Our Adjusted EBITDA decreased from $(2.8) million for the three months ended March 31, 2023 to $(4.8) million for the three months ended March 31, 2024. This decrease was primarily driven by increases in operating expenses, research and development expenses, general and administrative expenses and sales and marketing expenses, partially offset by the higher gross profit in the three months ended March 31, 2024. See “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Data” for information regarding the limitations of using Adjusted EBITDA as a financial measure and the table below for a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure.

We define Adjusted EBITDA Margin as Adjusted EBITDA for the period divided by revenue for the same period. We consider Loss for the Period divided by revenue as the most directly comparable GAAP measure to Adjusted EBITDA Margin. Our Net Loss Margin increased from (77%) for the year ended December 31, 2022 to (102%) for the year ended December 31, 2023. Our Adjusted EBITDA Margin increased from (40.8%) for the year ended December 31, 2022 to (26.5%) for the year ended December 31, 2023. The increase was primarily driven by increase in revenue year-on-year. Our Net Loss Margin decreased from (106%) for the three months ended March 31, 2023 to (54%) for the three months ended March 31, 2024. Our Adjusted EBITDA Margin decreased from (16.1%) for the three months ended March 31, 2023 to (19.2%) for the three months ended March 31, 2024. The decrease was primarily driven by decrease in gross profit margin. See “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Data” for information regarding the limitations of using Adjusted EBITDA Margin as a financial measure and the table below for a reconciliation of Adjusted EBITDA Margin to its most directly comparable GAAP measure.

Free Cash Flow

	Year Ended December 31,		Three Months Ended March 31,
(in thousands of USD)	2022	2023	2023	2024
Net cash in operating activities	$(29,755)	(31,115)	(3.933)	(6,938)
Free Cash Flow	$(33,051)	(37,044)	(5,416)	(8,358)

Free Cash Flow is a non-GAAP financial metric that we define as net cash used in operating activities, the most directly comparable financial measure based on GAAP, less capital expenditures. Our Free Cash Flow decreased from $(33.1) million for the year ended December 31, 2022 to $(37.0) million for the year ended December 31, 2023. This decrease was primarily driven by increase of operating activities in the amount of $(1.3) million and additional capex investments in the amount of $(2.6) million. Our Free Cash Flow decreased from $(5.4) million for the three months ended March 31, 2023 to $(8.4) million for the three months ended March 31, 2024. This decrease was primarily driven by increase of operating activities. See “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial Data” for information regarding the limitations of using Free Cash Flow as a financial measure.

The following table reconciles Net Loss to EBITDA and Adjusted EBITDA, Net Loss Margin to Adjusted EBITDA Margin and Free Cash Flow to net cash used in operating activities, the most directly comparable GAAP measures:

	Year Ended December 31,		Three Months Ended March 31,
(in thousands of USD)	2022	2023	2023	2024
Net Loss	$(37,903)	(79,267)	(18,519)	(13,247)
Income tax expense (income)	$44	183	14	62
Financial (income) expenses, net	$5,476	47,122	12,947	3,554
Depreciation and amortization	$5,600	5,711	1,377	1,528
EBITDA	$(26,783)	(26,251)	(4,181)	(8,103)
Acquisition related costs and debt raising costs	$2,339	2,006	75	1,331
Non-cash fair value adjustments(1)	$2,594	747	896	25
Equity-based compensation expense	$1,678	2,567	422	2,160
Doubtful debt expenses(2)	$172	234	(13)	(164)
Adjusted EBITDA	$(20,000)	(20,697)	(2,801)	(4,751)
Net Loss Margin(3)	(77)%	(102)%	(106)%	(54)%
Adjusted EBITDA Margin	(40.8)%	(26.5)%	(16.1)%	(19.2)%

	Year Ended December 31,		Three Months Ended March 31,
(in thousands of USD)	2022	2023	2023	2024
Net cash used in operating activities	(29,755)	(31,115)	(3,993)	(6,938)
Capital expenditures(4)	(3,296)	(5,929)	(1,423)	(1,420)
Free Cash Flow	(33,051)	(37,044)	(5,416)	(8,358)

____________

(1)      One-time expenses related to the Earn Out Agreement with the Sellers.

(2)      Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

(3)      Net Loss Margin is defined as our Loss for the Period divided by revenue.

(4)      Capital expenditures mainly include expenditures related to leasehold improvements and production line and laboratory equipment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures” for more information.

The following table shows the breakdown of our historical capital expenditures and growth capital expenditures for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
(in thousands of USD)	2022	2023	2023	2024
Historical Capital Expenditures	$3,390	5,600	1,374	1,349
Growth Capital Expenditures	$282	329	49	71

We believe that these non-GAAP financial measures are useful in evaluating our business as a way of assisting an investor in evaluating future cash flows of the business.

Liquidity and Capital Resources

Overview

Our capital requirements will depend on many factors, including sales volume, the timing and extent of spending to expand our production capabilities, support research and development efforts, investments in information technology systems, the expansion of sales and marketing activities, increased costs as we continue to hire additional personnel, and market adoption of new and enhanced products and features. For the years ended December 31, 2023 and 2022, we had a net loss of $79.3 million and $37.9 million, respectively. For the three months ended March 31, 2024 and 2023, we had a net loss of $13.2 million and $18.5 million, respectively. As of December 31, 2023 and March 31, 2024, our cash, cash equivalents totaled $4.6 million and $2.4 million, respectively.

To date, our principal sources of liquidity have been proceeds from our private offerings of our convertible securities, proceeds from the issuance of SAFEs and proceeds from loans and credit facilities.

Based on our current business plan, we believe our current cash and cash equivalents, anticipated cash flow from operations and credit facilities, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. Even after completion of this offering, we may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products and may raise additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

If we are required to raise additional funds by issuing equity securities, dilution of shareholders may result. Any debt or equity securities issued may also have rights, preferences, and privileges senior to those of holders of our ordinary shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 9: Operating Leases” to our consolidated financial statements for information about our lease obligations. We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Capital Expenditures

For the years ended December 31, 2023 and 2022, we made capital expenditures of $5.9 million and $3.7 million, respectively. For the three months ended March 31, 2024 and 2023, we made capital expenditures of $1.4 million and $1.4 million, respectively. These capital expenditures mainly include expenditures related to leasehold improvements and demonstrations.

Government Grants

Our research and development efforts were financed, in part, through royalty-bearing and non-royalty-bearing grants from the IIA. As of March 31, 2024, we received IIA royalty-bearing grants totaling approximately $1.25 million of which approximately $0.12 million of such amount has been repaid. In addition, as of March 31, 2024, we received IIA non-royalty-bearing grants totaling approximately $1.12 million.

We are committed to pay royalties to the IIA at a rate of approximately 1.0% to 3.5% on sales proceeds from our products (and know-how and related services) that were developed, in whole or in part, using the IIA royalty-bearing grants we received under IIA programs up to the total amount of royalty-bearing grants received, linked to the U.S. dollar and bearing annual interest at rates prescribed by the IIA’s rules and guidelines.

We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. A company that receives a royalty-bearing grant from the IIA is typically required to pay royalties to the IIA on income generated from products incorporating IIA-funded know-how (including income derived from services associated with such products and from IIA-funded know-how), up to 100% of the U.S. dollar-linked royalty-bearing grant amount plus interest.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required.

In general, the Innovation Law requires that the products developed as part of the programs under which the grants were given be manufactured in Israel, unless prior approval is attained from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required, however, the IIA has a right to deny such transfer within 30 days following the receipt of such notice)). In general, the transfer of manufacturing capacity outside of Israel may be subject to an increase in the amount of royalties payable (depending on the manufacturing volume to be performed outside Israel) and to an increase in the rate of royalties.

The Innovation Law also restricts the ability to transfer IIA-funded know outside of Israel. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, among other things, any sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. This limitation does not restrict the export of products that incorporate IIA-funded know-how. A transfer of IIA-funded know-how outside of Israel requires prior approval and may be subject to payment of a redemption fee to the IIA, calculated in accordance with a formula provided under the Innovation Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (however, there may be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing outside of Israel) as a condition to the IIA’s approval.

The restrictions under the Innovation Law, including restrictions on the transfer of IIA-funded know-how and manufacturing outside of Israel, continue to apply even after the payment of the full amount of royalties in respect of grants. However, upon payment of the redemption fee on a transfer of IIA-funded know-how outside Israel, the obligations towards the IIA (including the obligation to pay royalties) and restrictions under the Innovation Law cease to apply.

We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or manufacture products developed with IIA-funded know-how outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA-funded know-how pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges.

Indebtedness

Israeli Bank Loans

During 2020, we entered into a loan agreement with an Israeli bank in the amount of $0.5 million, or the 2020 Loan. The annual interest rate was Libor + 10.5% and the loan was to be repaid in 30 monthly payments beginning in March 2021. As part of the terms of the loan, we issued to the bank warrants to purchase 4,180 series C preferred shares at an exercise price of $14.35 per share and exercisable for eight years commencing from the date of the loan. In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $60,000 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

On October 19, 2021, we entered into an additional loan facility agreement with an Israeli bank, pursuant to which we borrowed an aggregate loan amount of $3 million, which bore interest at a rate of 4.2% per annum, or the 2021 Loan. The 2021 Loan was to be repaid no later than March 31, 2022. As part of the terms of the 2021 Loan, we issued to the bank warrants to purchase up to 5,792 shares of the most senior class of our shares existing as of a date determined pursuant to the terms thereof (i.e., our series D preferred shares), at an exercise price of $31.08 per share and exercisable for eight years commencing from the date of the loan. The 2020 Loan, and 2021 Loan were secured by first ranking floating and fixed charges on substantially all of our tangible and intangible assets including intellectual property as well as first-priority fixed charge on all of our financial assets within our bank account. The loan agreements governing the bank loans contained certain financial covenants, including that we must maintain a minimum aggregate cash balance deposited in the bank of the higher of $0.3 million or 20% from the 2021 loan balance and 33% of other existing loans balances. As of December 31, 2023, the restricted amount from our marketable securities was $1.9 million.

In January 2022, the bank loans were repaid in full following the signing of the Facility Agreement described below. Following the signing of the Facility Agreement, inter alia, the commitments under the Company’s loans with an Israeli bank in an amount of $3.7 million were repaid except for: (i) the three outstanding warrants issued to the bank; (ii) a loan agreement dated May 13, 2020, pursuant to which the Company borrowed an aggregate loan amount of NIS 2.1 million; (iii) a pledge dated January 23, 2018 registered on February 2, 2018 and a pledge dated May 13, 2020 registered on June 8, 2020, and (iv) a fee to be paid to the bank in case of an exit event.

Convertible Loan Agreements

During the first quarter of 2020, we entered into convertible loan agreements, or the 2020 Convertible Loan Agreements, with three lenders, or the CLA Lenders, pursuant to which the CLA Lenders agreed to loan us a sum of $2.55 million, or the Loan Amount. The 2020 Convertible Loan Agreements were issued with accompanying warrants to purchase series C shares and bear 10% annual interest and matured on July 31, 2021. If the Loan Amount is repaid or converted prior to the maturity date, the interest will be calculated as of the maturity date and not the actual repayment or conversion date. During January 2021, one of the CLA Lenders converted its 2020 Convertible Loan Agreement into 15,008 series C preferred shares, for an amount of $230,000 including accrued interest. As a result of the 2020 Convertible Loan Agreement having converted into series C preferred shares in January 2021, such CLA Lender’s warrants expired according to their terms.

During March 2020, we entered into an additional convertible loan agreement, or the Subsequent 2020 Convertible Loan Agreement, with a lender (pursuant to which the lender agreed to loan us a sum of $3 million). The Subsequent 2020 Convertible Loan Agreement was issued with warrants to purchase preferred C shares and bore 8% annual interest with a maturity date of March 25, 2022. In September 2020, as a result of a Qualified Financing, the lender converted the Subsequent Loan Amount into 217,025 series C preferred shares, out of which 205,539 series C preferred shares were issued in September 2020 and 11,487 Series C preferred shares, were issued in April 2021. As a result of the Subsequent 2020 Convertible Loan Agreement having converted into series C preferred shares in September 2020, its warrants expired according to their terms.

In October 2021, we entered into an amendment to the 2020 Convertible Loan Agreements whereby the two remaining CLA Lenders under such 2020 Convertible Loan Agreements agreed to amend the 2020 Convertible Loan Agreements such that: (i) the maturity date was extended to July 31, 2022, (ii) the interest on the loan should be accrued and be compounded on a quarterly basis commencing August 1, 2021, (iii) repayment of the loan shall only occur upon 60 days’ prior written notice by the Company to the CLA Lenders, (iv) to the extent we are unable to repay the loan by the amended maturity date, the CLA Lenders shall agree to a further extension, and (v) the amendment shall take effect from July 15, 2021.

In January 2022, the two remaining CLA Lenders agreed with the lenders under the Facility Agreement that the rights of the CLA Lenders are subordinated in favor of the lenders under the Facility Agreement, including not having any rights to receive or to demand any amounts payable to them under the 2020 Convertible Loan Agreements (other than conversion into shares) until the obligations under the Facility Agreement have been discharged in full.

In July 2022, the 2020 Convertible Loan Agreement and the accompanying warrants were further amended in order to extend the term of the underlying loan, or the July 2022 CLA Amendment. Under the July 2022 CLA Amendment, the final date for repayment was amended and extended for an additional twelve (12) months to July 31, 2023. In addition, as of August 1, 2022, the interest was amended to reflect a net interest rate of twelve percent (12%) per annum, compounded on a quarterly basis, which shall be due and payable upon either repayment or conversion of the loan in accordance with the terms of the 2020 Convertible Loan Agreement, by way of the conversion of the interest into our series C preferred shares at a price per share equal to $10.72, or repayment of the interest, as shall be determined by the CLA Lenders. The July 2022 CLA Amendment further provides a mandatory conversion of the Loan Amount into our series C preferred shares immediately prior, and subject to, the closing of an IPO or SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to this offering). Upon the consummation of this offering, we expect to issue 322,478 ordinary shares upon the conversion of the principal and interest of the 2020 Convertible Loan Agreement, based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Under the July 2022 CLA Amendment, the exercise period under the accompanying warrants was amended to a period commencing on the date of the July 2022 CLA Amendment and ending on the earlier of (i) the second anniversary of the repayment of the Loan Amount or the conversion thereof in accordance with the terms of the 2020 Convertible Loan Agreement (whichever occurs first); and (ii) immediately prior to, and subject to the closing of, an IPO or a SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to this offering). In connection with the July 2022 CLA Amendment, each CLA Lender received additional warrants to purchase our series D preferred shares in an amount equal to eighteen percent (18%) of the total outstanding amount under the 2020 Convertible Loan Agreement as of July 31, 2022, equal to an aggregate of 17,103 series D preferred shares, exercisable at a price per share equal to $31.08. The additional warrants are exercisable until the earlier of (i) the closing of an IPO or a SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to this offering) or (ii) the 10th anniversary of the repayment of the Loan Amount or conversion thereof.

As of March 31, 2024, the remaining balance of the 2020 Convertible Loan Agreements (including the accrued interest) is convertible into 322,473 series C preferred shares.

In March 2023, we entered into an additional convertible loan agreement, or the 2023 Convertible Loan Agreement, with several lenders pursuant to which the lenders loaned us a sum of $38.9 million. The 2023 Convertible Loan Agreement was issued with warrants to purchase shares of the most senior class of our shares existing immediately prior to the exercise of such warrant and bear 12% annual interest, which shall be due and payable upon repayment or upon the conversion of the lender’s loan amount into a number of shares, or the 2023 CLA Shares, upon the occurrence of the following events: (i) an IPO (as defined in the 2023 Convertible Loan Agreement), (ii) a Deemed Liquidation (as defined in the 2023 Convertible Loan Agreement), (iii) a Qualified Financing (as defined in the 2023 Convertible Loan Agreement), (iv) an optional conversion, including in the event of a repayment of the loan amount, at the lender’s election or (v) at the lender’s election if not earlier converted prior to the third anniversary of the disbursement date of the loan proceeds with respect to such lender. The 2023 CLA Shares shall be a newly created series of our preferred equity having such rights and privileges as our then most recently authorized series of preferred equity with the additional rights as set forth in the 2023 Convertible Loan Agreement.

In July 2023, we entered into a further amendment to the outstanding 2020 Convertible Loan Agreements and the accompanying warrants, which we refer to as the CLA Amendment, such that: (i) as of August 1, 2023, the interest was amended to reflect a net interest rate of 12% per annum, compounded on a yearly basis, with the total interest not being less than 24%, and (ii) the loan under the 2020 Convertible Loan Agreements is subject to a mandatory conversion into our most senior class of security, upon and subject to, the closing of an IPO or SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to this offering). Upon the consummation of this offering, we expect to issue 3,559,695 ordinary shares upon the conversion of the principal and interest of the 2023 Convertible Loan Agreement, based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

In March 2024, we entered into an amendment to the 2023 Convertible Loan Agreement pursuant to which the maximum loan amount was raised to $40,000,000 and the Board was given authority under certain circumstances to determine that certain lenders qualify as Significant Lenders and/or Overallotment Lenders (as such terms are defined in the 2023 Convertible Loan Agreement and the warrants issued thereunder).

OIC 2024 Note Purchase Agreement

In January 2024, we entered into a note purchase agreement, or the 2024 Note Purchase Agreement, with Vision Lite, as the issuer, Gauzy Ltd., Gauzy USA, Inc. and Gauzy GmbH, as the guarantors and OIC Growth Fund I, L.P., OIC Growth Fund I PV, L.P., OIC Growth Fund I AUS, L.P. and OIC Growth Fund I GPFA, L.P., as purchasers, or the 2024 Note Purchasers, and OIC Investment Agent, LLC as administrative agent and collateral agent.

Under the 2024 Note Purchase Agreement, the 2024 Note Purchasers extended financing to Vision Lite in the principal amount of $23.5 million, which was utilized and drawn down in full by way of issuance and sale of senior secured notes, or the 2024 Notes, by Vision Lite to the 2024 Note Purchasers. In connection with the closing of the 2024 Note Purchase Agreement, we repaid the amounts owed under the Facility Agreement, other than with respect to certain amounts under the “phantom warrant.” See “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Indebtedness — Credit Facility.” In addition, in January 2024, we amended the 2024 Note Purchase Agreement, or the 2024 NPA Amendment, pursuant to which the 2024 Note Purchasers made available to us an additional commitment in the principal amount of up to $2.5 million that may be utilized and drawn down by way of issuance and sale of additional senior secured notes by Vision Lite to the 2024 Note Purchasers. In April 2024, the $2.5 million additional commitment under the 2024 Note Purchase Agreement (as amended by the 2024 NPA Amendment) has been utilized by way of issuance and sale of additional 2024 Notes.

In addition, under the 2024 Note Purchase Agreement, the 2024 Note Purchasers extended a commitment to purchase additional notes in an amount of up to $15.0 million (which commitment will be reduced on a dollar-for-dollar basis by any amounts invested by the 2024 Note Purchasers in our equity securities, including in an initial public offering, or the Second Tranche Notes). This commitment may be exercised following the consummation of an Eligible IPO, defined in the 2024 Note Purchase Agreement as an initial public offering that (a) is deemed to be a Qualified IPO (as defined in our Articles of Association as either (i) an IPO yielding net proceeds to us of at least $50,000,000 and reflecting a pre-money valuation as our board of directors shall approve or (ii) a SPAC transaction in which the combined company’s net cash position after the merger is increased by at least $50,000,000 (including the funds from the SPAC entity and/or a concurrent PIPE investment), and which reflects a pre-money valuation as our board of directors shall approve) and (b) is completed within 12 months from the closing date of the 2024 Note Purchase Agreement, with gross proceeds of at least $60 million (excluding any shares as may be purchased by any 2024 Note Purchaser (or their affiliates) in such initial public offering). The Second Tranche Notes will be convertible at our discretion into our ordinary shares at a conversion price equal to (i) during the first 90 days after the closing of the Eligible IPO, the price per share in the Eligible IPO, and (ii) thereafter, the 30-day volume weighted average trading price of our ordinary shares. We will, subject to applicable law, provide the 2024 Note Purchasers notice prior to the expected pricing date of an Eligible IPO, and if an Eligible IPO does not occur within a prescribed period following such notice, then the 2024 Note Purchasers will be entitled to require that Vision Lite issue the Second Tranche Notes, and those notes will be repaid within three months after their issuance (or a later date approved by the 2024 Note Purchasers).

The 2024 Notes bear annual interest, payable quarterly, and are due on November 8, 2028, provided that 2024 Notes may be subject to partial prepayment following the date the annual financial statements of the Company are due to be delivered in accordance with the 2024 Note Purchase Agreement, in an amount equal to 25% of the excess cash flow calculated in accordance with the terms of the 2024 Note Purchase Agreement. Subject to certain conditions specified therein, the 2024 Notes may be voluntarily prepaid at any time.

Amounts owing under the 2024 Note Purchase Agreement, including the principal, interest and fees payable on any issued 2024 Notes, are secured by first-ranking liens on our and certain of our subsidiaries’ assets.

In connection with the 2024 Note Purchase Agreement and the 2024 NPA Amendment, we issued to the 2024 Note Purchasers warrants, or the 2024 Note Purchaser Warrants, to purchase up to 682,282 series D-5 preferred shares of the Company (and from and after this offering, such number of ordinary shares of the Company that the aforementioned number of Preferred D-5 Shares would have converted into upon the consummation of this offering if issued prior to this offering). Under certain circumstances upon the completion of this offering, the number of ordinary shares of the Company issuable under the 2024 Note Purchaser Warrants may be increased by up to 137,040 ordinary shares. The 2024 Note Purchaser Warrants are exercisable until November 8, 2028 at a price per share equal to: (a) the price per share issued in the initial underwritten public offering of the Company’s shares, if completed on or prior to March 31, 2024, or otherwise, (b) the price of a Preferred D-5 share as determined by the latest 409A valuation of us completed between April 1, 2024 and June 30, 2024.

November 2023 Note Purchase Agreement

In November 2023, we entered into a note purchase agreement, or the Note Purchase Agreement, with Vision Lite, as the issuer, Gauzy Ltd., Gauzy USA Inc. and Gauzy GmbH, as the guarantors and Chutzpah Holdings Ltd., or the 2023 Note Purchaser, as purchaser, administrative agent and collateral agent. Under the Note Purchase Agreement, the 2023 Note Purchaser extended a credit facility to Vision Lite in an aggregate principal amount of $60.0 million, or the Commitment, that may be utilized and drawn down by way of issuance and sale of senior secured notes, or the 2023 Notes, by an issuer to the Note Purchaser. As of the date of this prospectus, Vision Lite is the sole issuer, although Vision Lite may designate additional issuers pursuant to the Note Purchase Agreement. As of the date of this prospectus, $25.0 million of the Commitment has been utilized and drawn down.

The principal amount of 2023 Notes issued to the 2023 Note Purchaser under the Note Purchase Agreement bears interest of 16.0% per annum, or the Interest Rate, payable by the relevant 2023 Notes issuer quarterly starting March 31, 2024. In addition, a commitment fee of 5.0% per annum is payable by the 2023 Notes issuer (or issuers in the event that we designate additional issuers pursuant to the Note Purchase Agreement) on the unutilized amount of the Commitment.

The 2023 Notes are due to be payable in full on November 8, 2028, provided that the Note Purchaser may call the prepayment of any issued 2023 Notes following the consummation of our initial public offering upon 30-days’ notice.

Upon repayment or prepayment of any 2023 Notes, the issuer of such 2023 Notes shall pay the Note Purchaser an exit fee equal to (A) the product of (i) the principal amount of the 2023 Notes being repaid or prepaid, multiplied by (ii) 4.0%, plus (B) an amount equal to the Interest Rate accruing on the amount calculated under (A) during a period from and including the date on which such 2023 Notes were issued and settled to but excluding the date of repayment or prepayment thereof. In addition, the 2023 Note Purchaser is entitled, upon the final repayment or prepayment of the 2023 Notes (including following acceleration of the amounts outstanding under the 2023 Notes and repayment by way of conversion), to payment of a make-whole amount equal to the positive difference (if any) of (i) the product of (A) the aggregate principal amount of the 2023 Notes multiplied by (B) the Minimum Return less (ii) the sum of (A) the aggregate principal amount of the 2023 Notes plus (B) the aggregate amount of interest on such prepaid principal amount paid or to be paid in cash or in kind to the 2023 Note Purchaser on the aggregate principal amount of the 2023 Notes on or prior to the date of such repayment or prepayment, plus (C) the amount of commitment fees paid or to be paid in cash to the 2023 Note Purchaser on or prior to the date of such repayment or prepayment, plus (D) the amount of Exit Fee paid or to be paid in cash to the 2023 Note Purchaser on or prior to the date of such repayment or prepayment. For the purposes hereof, (i) Minimum Return means an amount (if any) necessary for the 2023 Note Purchasers to achieve a 1.50 to 1.00 return on the aggregate original principal amount of all 2023 Notes issued and (ii) Exit Fee means (A) the product of (i) the principal amount of the 2023 Notes being repaid or prepaid, multiplied by (ii) four percent, plus (B) an amount equal to the interest rate accruing on the amount calculated under (A) during a period from and including the closing date on which such 2023 Notes were issued to but excluding the date of repayment or prepayment thereof.

At the 2023 Note Purchaser’s discretion, up to $20.0 million of the outstanding principal amount of the issued 2023 Notes may be converted following our initial public offering into our publicly traded ordinary shares. On May 28, 2024, we amended the 2023 Note Purchase Agreement to amend the conversion price. As amended, the conversion shall be effected at a price equal to the public offering price of our ordinary shares in our initial public offering multiplied by 80%, or the Conversion Percentage, provided that if an initial public offering has not occurred by November 8, 2024, the Conversion Percentage shall decrease by 5% and by an additional 5% every six months from and after November 8, 2024 and until such time the Conversion Percentage will be equal to 50%. For example, based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the conversion price would be $14.40.

The amounts owing under the Note Purchase Agreement, including the principal, interest and fees payable on any issued 2023 Notes, are secured by liens on the assets of Vision Lite, including a pledge of 100% of the equity interests in Gauzy SAS, and liens on all of our assets (including intellectual property), including a pledge of 100% of the equity interests in Vision Lite, Gauzy USA Inc. and Gauzy GmbH, which liens are second ranking and subject to the first ranking liens granted to the 2024 Note Purchasers and the obligations under the Note Purchase Agreement shall be junior and subordinated to the obligations under the 2024 Note Purchase Agreement.

In connection with the Note Purchase Agreement, we entered into (i) a debenture pursuant to which we granted, as security for amounts owing by us under the Note Purchase Agreement and any guarantee, a second ranking floating charge, over all of our rights and property currently existing and/or to be existing in the future and a second ranking fixed charge, over, inter alia, our authorized share capital and our reputation, rights under a certain shareholder loan agreement between us and Vision Lite, our fixed assets, our intellectual property, and shares held by us in certain subsidiaries; (ii) pledge agreements, pursuant to which we granted the 2023 Note Purchaser a second ranking pledge and security interest over the shares we hold in Vision Lite and over receivables owed to us by Vision Lite; and (iii) a pledge agreement, pursuant to which we granted to the 2023 Note Purchaser a second ranking pledge and security interest over the shares we hold in Gauzy GmbH. The security that we and Vision Lite granted to the 2023 Note Purchaser under the debenture and the various pledge agreements was junior and subordinate to the security that we and Vision Lite granted to the lenders under the Facility Agreement.

In connection with the Note Purchase Agreement, we issued (i) warrants to purchase up to 686,401 series D-5 preferred shares, or the D-5 Warrants, and (ii) warrants to purchase up to 274,559 series D-6 preferred shares, or the D-6 Warrants. The D-5 Warrants and the D-6 Warrants are exercisable until November 8, 2028. The D-5 Warrants and the D-6 Warrants will be exercisable into ordinary shares, following the closing of this offering, if not exercised prior to the closing of this offering (and the number of ordinary shares of the Company into which the D-5 Warrants and D-6 Warrants are exercisable, respectively, following this offering shall be the number of ordinary shares into which such Preferred D-5 shares and Preferred D-6 shares, respectively, would have converted had they been converted prior to this offering). The D-5 Warrants and the D-6 Warrants vest on a daily basis, such that each day from the date of their issuance the number of shares that may be purchased thereunder equals the product of (i) the maximum number of shares exercisable under the applicable warrant and (ii) a fraction, the numerator of which is the aggregate principal amount of the 2023 Notes issued to the 2023 Note Purchaser pursuant to the Note Purchase Agreement, and the denominator of which is $60,000,000. The D-5 Warrants are exercisable at a price per share, or the D-5 Exercise Price, equal to: (a) the price per share issued in this offering, if this offering is completed on or prior to March 31, 2024, or otherwise, (b) the price of a series D-5 preferred share as implied by the latest 409A valuation of us or by a valuation of our shares by an independent third-party appraiser appointed by us. The D-6 Warrants are exercisable at a price per share equal to the D-5 Exercise Price multiplied by 1.2.

The 2023 Note Purchaser was also granted the right to appoint one non-voting observer to the Board, until repayment of the 2023 Notes. Under the Note Purchase Agreement, we and our subsidiaries are subject to various negative and affirmative covenants, which include, among others, the following: (i) limitations on incurrence of additional financial indebtedness and granting of liens (subject to certain permitted incurrences of indebtedness); (ii) limitations on investments in, and formation or acquisition of, additional entities or joint ventures; (iii) limitations on the conduct of any material activities other than those related to the development, manufacture and marketing of vision and light control technologies or incidental thereto; (iv) we are required to maintain at all times a cash balance of at least $1.5 million; and (v) additional limitations on payments to shareholders of dividends or any indebtedness, and other limitations on change in control as specified in the Note Purchase Agreement. In addition, the Note Purchase Agreement contains events of default customary in such transactions, including non-payment, breach of covenants, breach of representations, bankruptcy, insolvency proceedings and creditors’ process, or occurrence of a material adverse event. In some events, default is subject to grace or cure periods prescribed by the Note Purchase Agreement.

Credit Facility

On January 19, 2022, we entered into a facility agreement with certain credit funds for a loan facility in the aggregate amount of up to $30 million, or the Facility and the Facility Agreement, respectively. Subsequent to entering into the Facility Agreement, on January 26, 2022, we drew down an amount of $20 million, or the First Loan, which was used to repay our bank loans with an Israeli bank, and towards the acquisition of Vision Lite.

The Facility Agreement was amended by a First Amendment on April 25, 2022, under which Vision Lite acceded to the Facility Agreement as an additional borrower, and assumed 25% of the first loan ($5 million) and 25% of the unutilized amount of the Facility ($2.5 million), against repayment of a corresponding amount owed by it to us under inter-company loans. The Facility was thereafter fully utilized on April 25, 2022 by the drawdown of loans by each of the Company and Vision Lite (aggregated into a loan in an amount of $22.5 million (75%) owed by us, and a loan in an amount of $7.5 million owed by Vision Lite (25%)), or the Facility Loans.

The credit funds also received a “phantom warrant” under the terms of the Facility Agreement which entitles them to a cash payment (allocated proportionately among the Company (75%) and Vision Lite (25%)) equal, in the aggregate, to the higher of (i) $3 million, or the Cash Payment; or (ii) the difference between the price per share (PPS) of a series D preferred share in an “Exit Event” (based on our valuation, as reflected in the terms of the Exit Event as defined below), and the preferred D shares PPS of $31.08, multiplied by 172,624 series D preferred shares (or such number of ordinary shares into which such shares shall have been converted, on or prior to such Exit Event, in accordance with their terms).

Notwithstanding the foregoing, if the Exit Event which triggers the payment under the “phantom warrant” is the transfer of less than 50% of the share capital of us, then the credit funds shall only be entitled to a portion of the phantom warrant payment; and the remaining portion shall be reserved and remain subject to the provisions of the “phantom warrant.”

An “Exit Event” for this purpose is (a) a transfer of 25% or more of the outstanding share capital of us; (b) any transaction, or a series of transactions, where the Company transfers all, or substantially all of its business, assets and operations to any person, other than a transfer to any corporation which is controlled by the Company; (c) any transaction, or a series of transactions which results in a change of control; (d) an IPO of our shares or listing of our shares for trade on any stock exchange or regulated market (including any merger with a SPAC).

If no Exit Event (or if only an Exit Event entitling for a partial payment under the “phantom warrant”) occurs until December 30, 2025, the credit funds are entitled during a period ending on December 30, 2035, on demand, to the Cash Payment under the “phantom warrant” (or the remaining portion thereof).

If the Exit Event is an IPO or a transaction in which our shareholders receive consideration in the form of shares of another entity, the credit funds are entitled to elect to receive the payment under the “phantom warrant” in listed shares of us or the shares of such other entity, as applicable, in lieu of a cash payment (and as discharge of the “phantom warrant”).

On July 3, 2023, we entered into a waiver and amendment agreement to the Facility Agreement, or the Waiver and Amendment Agreement, pursuant to which our repayment obligations were amended such that the repayment date for certain principal amounts occurring on June 30, 2023 in accordance with the Facility Agreement were to be postponed and repaid on September 30, 2023, or the Postponed Amounts, with the interest payments continuing to be repaid in accordance with the original payment schedule on the original repayment date pursuant to the Facility Agreement. The Postponed Amounts bear an additional interest at a rate of 2% per annum until repayment, which were due on September 30, 2023. Pursuant to the Waiver and Amendment Agreement, commencing July 1, 2023, the interest rate of the Facility Loans was increased at a rate of 1% per annum. Under the Waiver and Amendment Agreement, the credit funds were granted a right, upon full repayment of the Facility Loans, to demand payment of up to 50% of the “phantom warrant.” Under the Waiver and Amendment Agreement, were undertook to deliver to the credit funds, no later than July 31, 2023, commitments of investors to invest $10.0 million in the Company no later than September 30, 2023.

On October 5, 2023, we entered into another waiver and amendment agreement with respect to the Facility Agreement, under which it was agreed that our payment obligations under the Facility Agreement due on or prior to September 30, 2023 may be postponed until November 2, 2023, in consideration for payment of a waiver fee in a total amount of $1.5 million. We paid the waiver fee on November 11, 2023 along with the amount that was initially due on November 2, 2023.

On January 29, 2024, the parties to the Facility Agreement entered into a payoff and full satisfaction of secured obligations letter, or the Payoff Letter. Under the terms of the Payoff Letter, all amounts payable to the credit funds have been repaid to the credit funds, other than 50% of the “phantom warrant,” which remains payable pursuant to the provisions of the Facility Agreement. Upon the consummation of this offering, the parties to the Facility Agreement, will be entitled to receive, at their election, either $1.5 million or 83,333 ordinary shares, based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Paycheck Protection Program Loan

We applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020, or the CARES Act, to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. In May 2020, we received a $0.1 million loan from the U.S. Federal Government under the Paycheck Protection Program, or PPP. We applied for and were granted loan forgiveness in June 2022 by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. In addition, in May 2020, we entered into a bank loan in the amount of $0.5 million under an Israeli government established state-guaranteed loan plan for the financial support of businesses following the outbreak of the COVID-19 pandemic. The loan has a maturity date of May 20, 2025 and bears annual interest of prime plus 1.5% that is payable by us beginning from the second year of the loan, which has commenced as of the date of this prospectus.

Cash Flows

Three Months Ended March 31, 2024 Compared to Three Months March 31, 2023

The table below shows a summary of our cash flows for the periods indicated:

(in thousands of USD)	Three Months Ended March 31,
	2023	2024
	(USD)
Cash at beginning of the period	4,696	4,705
Net cash used in operating activities	(3,993)	(6,938)
Net cash used in investing activities	(1,423)	(1,420)
Net cash provided by financing activities	7,288	6,247
Net increase (decrease) in cash and cash equivalents	1,872	(2,111)
Translation adjustments on cash and cash equivalents and restricted cash	29	(47)
Cash at the end of the period	6,597	2,547

Net cash used in operating activities

Net cash used in operating activities increased by approximately $2.9 million, or 73.8%, to approximately $6.9 million for the three months ended March 31, 2024, compared to $3.9 million for the three months ended March 31, 2023. This increase was mainly due to a decrease of $5.3 million in the loss for the period, an increase of $1.7 million in share based compensation expenses, off-set by a decrease of $8.9 million in non-cash financial expenses and by a decrease of $0.9 million in loss from changes in restricted trading marketable securities.

Net cash used in investing activities

Net cash used in investing activities decreased by 0.2%, to approximately $1.420 million for the three months ended March 31, 2024, compared to approximately $1.423 million for the three months ended March 31, 2023. This decrease was mainly due to purchases of property, plant, and equipment.

Net cash used in financing activities

Net cash provided by financing activities decreased by $1.0 million, or 14.3%, to approximately $6.2 million for the three months ended March 31, 2024, compared to $7.3 million for the three months ended March 31, 2023. This decrease was mainly due to a decrease of proceeds from the issuance of redeemable convertible preferred shares in the amount of $1.3 million, a decrease in proceeds from the issuance of convertible loan agreement in the amount of $2.0 million, settlement of phantom warrants in the amount of $1.5 million, offset by an increase in net proceeds from long-term debt in the amount of $2.6 million and change in factoring loans in the amount of $1.0 million.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The table below shows a summary of our cash flows for the periods indicated:

(in thousands of USD)	Year Ended December 31,
	2022	2023
	(USD)
Cash and cash equivalents and restricted cash at beginning of the period	1,861	4,696
Net cash used in operating activities	(29,755)	(31,115)
Net cash used in investing activities	(39,486)	(10,623)
Net cash provided by financing activities	71,607	41,689
Net increase in cash and cash equivalents and restricted cash	2,366	(49)
Translation adjustments on cash and cash equivalents and restricted cash	469	58
Cash at the end of the period	4,696	4,705

Net cash used in operating activities

Net cash used in operating activities increased by approximately $1.36 million, or 4.6%, to approximately $31.1 million for the year ended December 31, 2023, compared to approximately $29.8 million for the year ended December 31, 2022. This increase was mainly from an increase of $41.4 million in the loss for the year, offset by increase of 33.8 million in non-cash financial expenses net of revaluation of contingent consideration due to the acquisition of Vision Lite, an increase of $4.0 million in employee relayed obligations and an increase of $2.3 million in net working capital.

Net cash used in investing activities

Net cash used in investing activities decreased by $28.9 million or 73.1%, to approximately $10.6 million for the year ended December 31, 2023, compared to $39.5 million for the year ended December 31, 2022. This decrease was mainly due to the acquisition of Vision Lite in the amount of $36.2 million in 2022, off-set by an increase of $2.3 million from purchases of property, plant and equipment, and an increase of $4.5 million related to the REC Agreement (as defined below) and the acquisition of Resonac’s full SPD IP portfolio.

Net cash provided by financing activities

Net cash provided by financing activities decreased by $29.9 million, or 41.8%, to approximately $41.7 million for the year ended December 31, 2023, compared to $71.6 million for the year ended December 31, 2022. This decrease was mainly due to a decrease of proceeds from the issuance of redeemable convertible preferred shares in the amount of $44.0 million and a decrease in net proceeds from long-term debt in the amount of $15.2 million (relating to the Facility Loans and the 2023 Note Purchase Agreement), off-set by an increase in proceeds from the issuance of convertible loans in the amount of $27.2 million and a decrease in payment with respect to bank borrowings in the amount of $4.5 million.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates. Please see Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

Share-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. We elected to recognize share-based compensation costs on a straight-line method for awards. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The application of the Black-Scholes model utilizes significant assumptions, including the underlying share price (see the section titled “Convertible Instruments” below) and volatility. Significant judgment is required in determining the expected volatility of our ordinary shares. Due to lack of tradability of our ordinary shares, we determined expected volatility based on a peer group of publicly traded companies. Increases (decreases) in the assumptions result in a directionally similar impact to the fair value of the option award.

Convertible Instruments

Financial instruments convertible to preferred shares are recorded as liabilities measured at their fair value and remeasured on each reporting date with changes in estimated fair value in the consolidated statement of operations and comprehensive loss.

The critical accounting estimates for the valuation of these instruments were (a) fair value of the underlying preferred shares and (b) volatility-based on peer companies’ volatility. The fair value of our preferred shares was determined based on various objective and subjective factors. These factors included, but were not limited to: (i) contemporaneous third-party valuations of ordinary shares which indicated the rights, preferences, and privileges of preferred shares relative to ordinary shares including a waterfall allocation which depicted fair value of ordinary shares and preferred shares; (ii) recent preferred share financing rounds, and (iii) the likelihood of an IPO scenario or liquidation events.

Goodwill Impairment

We perform an impairment test annually and whenever events or changes in circumstances indicate that the carrying amount of a reporting unit may not be recoverable. When tested for impairment, we estimate the fair values of our reporting units using a discounted cash flow model which utilizes Level 3 unobservable inputs. Key estimates include revenue growth rates and operating margins, terminal growth rates and discount rates. The discount rate used is based on the weighted average cost of capital (WACC), adjusted for the relevant risk associated with the country-and business-specific characteristics of each reporting unit. See note 8 to our consolidated financial statements included elsewhere in this prospectus for further details on the goodwill impairment test in 2023.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, which result from our financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on our financial performance and position. Our main financial instruments are our cash and other receivables, trade and other payables. The main purpose of these financial instruments is to raise finance for our operations. We actively measure, monitor and manage our financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from our financial instruments are mainly credit risk and currency risk. The risk management policies employed by us to manage these risks are discussed below.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. We closely monitor the activities of our counterparties and control access to our intellectual property which enables us to ensure the prompt collection. Our main financial assets are cash as well as trade receivables and other receivables and represent our maximum exposure to credit risk in connection with our financial assets. Wherever possible and commercially practical, we hold cash with major financial institutions in Israel.

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS, as the majority of our expenses are denominated in NIS. As most of our revenues are USD derived, the USD is our functional currency. Our policy is not to enter into any currency hedging transactions.

Liquidity risks

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but it can also increase the risk of loss. We have procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of December 31, 2023 and March 31, 2024, we had accumulated losses of approximately $171.8 million and $185.1 million, respectively.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•        a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•        to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

BUSINESS

Our Company

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include suspended particle device, or SPD, and liquid crystal, or LC, films for smart glass applications, as well as camera monitoring systems, or CMS, and other advanced driver assistance systems, or ADAS, solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Honda, Mercedes, Ford, BMW, and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading

Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. As a result, the typical customer contract length is 15 to over 30 years for customers in our aeronautics segment, approximately eight years for customers in our automotive segment and five to ten years for customers in our safety tech segment. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 30 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2023, we generated approximately 22.5% of our revenues in the United States, 21.7% in Europe (excluding France), 45.8% in France, 1.4% in Israel, and 4.6% in Asia, with the remaining 4.0% generated in other countries across the world. In the same period, we generated approximately 43.4% of our revenues in the aerospace market, 38.1% in safety tech and commercial vehicle market and 18.5% in the automotive and architectural market combined. We also enjoy a diverse customer base, with no single customer representing more than 9.3% and 9.7% of our revenue for the year ended December 31, 2023 and three months ended March 31, 2024, respectively.

Industry Overview and Market Potential

We operate in the light and vision control markets, and the history of our company’s involvement in these markets is linked by a common focus on controlling user interaction and experience with everyday environments, specifically within mobility and architectural applications. As an example, our dimmable smart glass technologies are used to control both the amount and type of light passing through automotive rooftops. This enables an enhanced and customized mobility experience for both drivers and passengers. Similarly, our innovative CMS technology builds on our foundation of advanced mirror expertise, a form of light control, and enables a safer and more comfortable driver experience.

Light Control

Advanced light control technologies are transforming many industries, including architectural and mobility markets, by replacing traditional mechanical products such as standard glass windows and sun visors with smart glass solutions. These technologies create countless user benefits, including a reduction in carbon emissions and improved public safety. By actively controlling the light that is transmitted through a transparent substrate, such as glass, light control technologies give traditionally passive materials dynamic and multi-purpose functionality. By allowing a surface to appear transparent, translucent or opaque on-command, light control technologies balance the benefits of natural light with the need for privacy and energy efficiency. Light control technologies can be integrated into windows, partitions and other transparent surfaces in a wide range of end-market applications.

The market potential for integrated advanced light control products continues to grow as more material applications develop. According to a recent research report conducted by Frost and Sullivan, the global smart glass market size is expected to reach $124 billion by 2028 and to grow at a CAGR of 22.8% from 2023 to 2028, driven primarily by the architecture and mobility markets.

Architectural applications are poised to represent a significant growth opportunity as light control technologies are increasingly integrated into new building construction in windows, skylights and partitions. Approximately 80% of flat glass produced globally has been historically used in building and construction applications. Adoption of smart glass in architectural applications is expected to be driven by the need for on-demand privacy and solar heat control in both new buildings and retrofits within the residential and commercial segments.

In the automotive market, we expect to continue to benefit from the increasing adoption of light control technologies in applications such as glass rooftops, side windows and windshields. In windshields for example, our technologies replace sun visors and can enhance the performance of head-up-displays, or HUDs, by controlling contrast in varying lighting conditions. We are well-established in this space and are working with many traditional and emerging OEMs and Tier 1 suppliers to incorporate our light control technologies into their products. For example, many electric vehicles on the market today feature glass panoramic rooftops without mechanical shading in order to increase head room, as the vehicles’ batteries typically occupy additional space underneath the passenger compartment. Our technologies are being embedded in these rooftops by various OEMs as a preferred solution to control light and heat, also helping to save energy and extend the driving range per charge.

From a policy perspective, both the United States and the European Union are working to promote the development of environmentally sustainable technologies. For example, in August 2022, the U.S. Federal Government passed the Inflation Reduction Act of 2022, which includes provisions from the Dynamic Glass Act that extend meaningful investment tax credits to electrically-controlled variable tint materials. The passing of these provisions is expected to further accelerate the adoption of light control technologies within architectural markets. Following the passing of the Dynamic Glass Act, the American Clean Power Association released a report stating that, as of July 31, 2023, $270 billion in capital investment had been announced for utility-scale clean energy projects and manufacturing facilities, which is equivalent to eight years’ worth of American clean energy investment, surpassing total investment into U.S. clean power projects commissioned between 2015 and 2022.

In the European Union, at least 30% of the NextGenerationEU Recovery Plan, which was added to the European Union’s 2021-2027 long-term budget, has been earmarked for tackling climate change and supporting environmentally-friendly projects. In 2020, the European Commission also established a framework for the European Green Deal such that the European Commission has set out to make Europe climate-neutral by 2050, which also sets the intermediate target of reducing net greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. Additionally, in October 2023, the Council of the European Union adopted the new Renewable Energy Directive to raise the share of renewable energy in the EU’s overall energy consumption to 42.5% by 2030 with an additional 2.5% indicative top-up to allow the target of 45% to be achieved.

Advanced light control technologies can generally be classified into two basic types: (1) “passive” technologies, where the change in glass transparency is a reaction to ambient conditions such as heat or light in the surrounding environment, and (2) “active” technologies, which are controlled by the user when an electrical current is applied.

The two main types of passive light control technologies are photochromic and thermochromic. They are primarily based on thin film dyes whose molecular structure changes in response to a change in the level of UV radiation or heat, causing the glass to block the passage of light. Photochromic technologies are primarily used in eyeglasses and are not considered to have broader commercial applications for smart glass solutions due to their slow response time and poor functionality at the high and low ends of the temperature range. Photochromic glass also performs poorly in vehicles or other enclosed settings where existing glass blocks incoming UV light, which is required for photochromic glass to operate.

Thermochromic technologies on the other hand, have been adapted for smart glass solutions and there are a number of companies that currently offer thermochromic “smart” glass products. Thermochromic glass reacts to heat from direct sunlight, thus the more intense the sunlight, the darker the glass becomes. When the UV rays from the sun hits the surface of thermochromic glass, it is able to partially block both UV and infrared light, and depending on the position of the sun, the glass self-tints to block excessive heat when the sun is hottest (i.e., at its highest position in the sky). The main limitation of thermochromic glass is that it cannot be actively controlled and has a relatively slow response time that is directly proportional to the increase or decrease in sun or heat.

Since passive technologies cannot be controlled by the user, their application in a “smart” setting is limited. Active light control technologies, on the other hand, enable user control over the state of the glass. This control can be achieved manually or automatically via control panels, mobile phones, tablets and other smart devices and systems.

The three main types of active light control technologies, which we are most focused on, are LC technologies, SPD technologies and electrochromic technologies.

Liquid Crystal (LC) Technologies

LC technologies, including polymer dispersed liquid crystal, or PDLC, sematic liquid crystal and cholesteric liquid crystal, are activated when an electrical current is applied to the material. This current causes the normally randomly aligned liquid crystal molecules to become oriented in such a way as to disperse light or allow light to pass through, thereby causing the material to change from opaque to transparent. This technology requires a constant power supply to maintain a transparent state. When in a powered state, the material is clear, allowing for full transparency; when unpowered, the material is completely opaque. Liquid crystal technologies in light control applications are commonly used when there is a need to control visible light for privacy, necessitating a fast response time. LC technologies can also enable glass to change the apparent color of light for an aesthetically-customizable environment.

Suspended Particle Device (SPD) Technologies

© AdobeStock– for illustrative purposes only

TOP: SPD Building Façade; Bottom: SPD Sunroof from ON to OFF in various dimming stages

SPD is an active light control technology in which an electromagnetic field is applied to the material in order to effect a change from opaque to transparent by realigning nanoparticles contained within a transparent medium. SPD regulates the amount of light and glare passing through a transparent aperture. The level of tint is adjustable and the SPD itself has a very wide dynamic range (i.e., SPD can block up to 99% of the total light transmission in an ‘off’ state). A continuous electrical current is required in order to maintain a desired transparency. SPD can be applied on a variety of surfaces including glass and other substrates such as polycarbonate. It is particularly suited in applications where there is a need for gradual light control, near to total black out shading and fail-to-dark functionality.

Electrochromic (EC) Technologies

Electrochromic, or EC, technology is an active light control technology that consists of a flat glass coat that includes multiple layers of metal oxide. The coated glass is fabricated into an insulated glass unit, or IGU, which can be tinted or cleared through the application of an electrical current. EC is used in flat glass applications, such as aircraft windows and commercial buildings.

Vision Control

Advanced vision control technologies, such as CMS and ADAS, are revolutionizing the commercial vehicle market by optimizing visibility to enhance the driver experience and improve safety. By monitoring and analyzing the spaces around trucks, buses and coaches, advanced vision control technologies eliminate blind spots and glare to offer a wider field of vision than a traditional side-view and rear-view mirror system and provide clearer images of external conditions. When advanced vision control technologies are installed as original equipment or retrofitted onto existing commercial vehicles, potential driving hazards, accidents and injuries are reduced by creating a safer environment for both the operator and other road users.

Current trends in the commercial and public transportation markets increasingly favor the adoption of advanced safety features and driver assistance technologies. This trend is being supported by operators’ desire to reduce costs and improve the driver experience, as well as the accelerating adoption of regulatory frameworks to enhance public safety in the European Union and United States. The growing trend of electrification of commercial vehicles is also increasing the demand for compact camera-based vision systems. Due to the increased cost of a commercial electric vehicle, operators have a strong incentive to utilize camera-based vision systems and other driver assistance technologies to protect their fleets, reduce vehicle downtime and improve safety.

The push for safer commercial transportation is driving manufacturers to integrate new, advanced technologies into their vehicle development pipelines in order to deliver improved safety features that are only possible with CMS and ADAS technologies. For instance, the European Union is mandating new regulations that require buses, coaches and trucks to incorporate ADAS technologies and warning systems to help prevent collisions with pedestrians, cyclists and other vulnerable road users, or VRUs. According to a recent research report conducted by Frost and Sullivan, the global safety tech market, including ADAS and CMS for trucks and buses and driver protection doors for buses, is expected to reach $15 billion by 2028 and to grow at a CAGR of 21.5% from 2023 to 2028.

Our technologies aim to deliver important environmental and social benefits to our customers and are well-aligned with industry trends. Our products eliminate the need for mechanical mirrors and deliver critical financial benefits. For example, CMS technologies have been shown to reduce the maintenance and downtime costs related to bus accidents by 40% over an 18-month period, and can deliver improvements in fuel economy of up to 4%, as traditional wing mirrors add to aerodynamic drag. As such, operators’ investments in advanced CMS systems typically carry a rapid payback period of two to three years while reducing total cost of ownership.

We believe that replacing traditional side-view mirrors with smart, adaptive cameras is a trend that will accelerate in the future. In December 2021, the City of London made the decision to aim to retrofit a majority of its public transportation fleet with CMS technologies and is currently evaluating which vehicles in the London bus fleet are suitable for retrofitting CMS. We anticipate a substantial number of the new buses in Europe will utilize ADAS technologies in the future, as we are seeing an increasing number of orders from the City of London for application on electric buses that incorporate these technologies. Additionally, in 2022, Mercedes adopted CMS technologies in their Actros model vehicle, which further supports our belief that CMS technologies will be rapidly adopted in the majority of new trucks and buses as well as retrofits in the coming years.

In addition to the OEM market for CMS and ADAS technologies, we see significant opportunity in retrofitting existing truck and bus fleets to address an increased focus on safety from operators and regulators. For example, in September 2022, we were sub-contracted to provide one of our customers with our ADAS technology pursuant to their contract with the city of Lyon, France, which is aiming to retrofit the city’s bus fleet of approximately 900 buses with ADAS technologies to promote public safety. Similarly, in July 2023, we were chosen by a city in Australia to retrofit its full fleet of approximately 1,000 public buses with our ADAS technologies. These are strong indications of broader market adoption of CMS and ADAS solutions and opportunities to retrofit the installed base of existing truck and bus fleets.

Key End-Markets

We work closely with customers and industry partners to develop and commercialize integrated light and vision control technologies, and establishing strategic partnerships and customer relationships is key to our business model. We believe these partnerships will help accelerate our research and development efforts to bring cutting-edge technology to the forefront of our markets.

Automotive

As advances in automotive technology offerings continue as part of the adoption of electric vehicles, the integration of light and vision control technologies is a natural next step in the evolution of the automobile. As an example, the implementation of ADAS technologies in cars is expected to be quickly adopted. In 2020, ADAS technologies were only installed in approximately 10% of the estimated 1.05 billion cars in use around the world, but this is predicted to increase to 30% in 2025 and 50% in 2030. We will continue to benefit from the increasing adoption of light control technologies in applications such as glass rooftops, side windows and windshields. Our technologies are enabling the replacement of traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. The continuing trend toward incorporating panoramic glass panels and sunroofs in passenger cars is expected to drive smart glass demand in the automotive industry as these sought-after features become increasingly technologically feasible. Since the batteries for electric vehicles are typically placed under the floor in the center of the car, glass panoramic sunroofs are becoming an industry standard as a solution to save head room as the glass panels installed on roofs are thinner than traditional automobile roofs. Utilizing smart glass in these glass panoramic sunroofs also allows for the control of the amount of heat, light and glare.

Commercial Vehicles

In the commercial vehicle market, OEMs are developing trucks and buses replacing traditional side-view mirrors with fully-integrated CMS technology that can analyze road conditions in real time and alert the driver of hazards to better protect VRUs. Meanwhile, light control technologies will allow operators the ability to provide passengers with controllable ambience settings on bus or train rides.

Aerospace

In aerospace, we expect key OEMs to devote a significant amount of resources and capital over the next decade to updating their fleets’ interiors with cabin shading technologies as a key differentiator in the marketplace. Here, we are leveraging our expertise in cockpit applications to expand our strong and growing market presence in the cabin light management market. We are also a leading provider of dimmable solutions and glazing options to commercial and private jet and helicopter OEMs. As one of the companies currently manufacturing dimmable solutions and solar protection for helicopters, we expect to expand our market share in this segment with our customizable light control solutions.

Architecture — Exterior Applications

According to the U.S. Department of Energy, in 2021, building use in the residential and commercial sectors accounted for 39% of total U.S. energy consumption and 75% of total U.S. electricity use, most of which is being used to maintain the building’s interior conditions. Integrating light control technologies into a building will help reduce energy use associated with lighting, heating and cooling by about 20%. By 2050, it is anticipated that the adoption of smart glass can eliminate 2.19 gigatons of CO2, resulting in $321.5 billion in savings.

Architecture — Interior Spaces

In addition to lowering a building’s carbon footprint, smart glass is a sophisticated interior design element that has a number of innovative functions. Coupling light control technologies with the benefits of using glass partitions balances the need for privacy with the desire to enhance and efficiently sanitize interior spaces. As an engineering solution, the use of glass as an interior partition maximizes space as glass partitions are generally thinner than standard drywall partitions, allowing architects and interior designers to fully utilize the potential of interior settings.

In certain public spaces, such as hospitals and hotels, the adoption of light control technologies in glass partitions is driven by the trend of replacing traditional blinds, shades and curtains, which are difficult to clean and can be hotbeds for contamination. The COVID-19 pandemic has reinforced the need to be able to quickly sanitize individual usage rooms while maintaining user privacy. As an added benefit, the use of glass partitions in these settings is environmentally friendly by reducing the use of linen. The application of light control technologies in glass partitions in these public settings can also upgrade the user experience. For example, a smart glass partition can automatically provide for privacy when a bathroom light is turned on.

Our Light and Vision Control Products

LCG® Products

Our LCG® technologies include a variety of PDLC and SPD films, which are laminated into, or retrofitted onto, glass or other transparent materials by our trusted partners worldwide. LCG® Film is defined as a smart glass interlayer with SPD or PDLC technology coated between two pieces of PET sheets with conductive coating. We are a Tier 2 supplier of PDLC and SPD films which are available as rolls, cut-to-fit sheets or in a prelaminated stack to best accommodate a partner’s process. We provide SPD or PDLC turn-key smart glass as a Tier 1 supplier in the aeronautics industry, and select opportunities in railway, marine and agricultural/construction vehicles.

A roll is defined as a continuous film wrapped on a core in varying lengths and widths depending on product type. These varying widths, including 1.3, 1.5 and 1.8 meters wide, are designed to optimize a partner’s yield, reducing wasted material and increasing bottom line. A cut-to-fit sheet is a PDLC or SPD film that is cut to a custom size and comes either with or without applied busbars according to a customer’s unique specifications. A prelaminated stack is a PDLC or SPD film that is encapsulated in an adhesive interlayer with complete electric preparation for a fully lamination-ready product without pre- or post-process requirements. Turn-key smart glass is a complete window or partition with laminated PDLC or SPD technology that simply requires installation.

Both PDLC and SPD films are available with invisible laser-etched patterning which creates segments in films for zoned light control. Patterning capabilities include linear, curved or free-formed shapes and designs for a highly customized smart glass solution. Each technology is compatible with various glass types, coatings, lamination stacks and IGU systems to satisfy specific customer and industry requirements. Films are able to be cut into unique shapes and specially thermoformed to address 3D/multi-axis curved and bent glass.

All of our PDLC and SPD products are operated by our patented controllers which are able to provide increased optical, mechanical and electrical performance. Controllers include our Mini, Flex and MultiPlex controllers which each power glass in different sizes, multi-segments and with different functions, including on/off, dimming and fading.

PDLC Products

Our liquid crystal products allow glass to switch from opaque to controlled levels of transparent in less than 0.1 seconds. Our wide range of indoor-and-outdoor grade liquid crystal LCG® technologies support spaces with glass-centric designs, such as providing instant transparency for visibility and an open atmosphere or privacy, high definition transparent display when paired with projection or solar IR reflection to assist with temperature control when our Solar Performance PDLC (SP-LCG®) is selected.

We have two types of PDLC technologies that allow glass professionals to create LCG® smart glass for end customers: films for lamination by glass fabricators and adhesive films that are retrofitted onto existing glass by film installers. Different product lines are available in white or grey.

PDLC Lamination Films

High Performance (HP-LCG®) films are designed to be used in interior architectural applications and are defined by our high optical, mechanical and electrical performance. HP-LCG® has low haze when operated at low voltage for reduced energy consumption supporting smart homes/buildings models.

ExtraClear Performance (EP-LCG®) PDLC films are fully optimized for visual performance with over 90% light transmission, making this our highest clarity film when turned on. With a unique composition, off-axis haze is reduced, making this product an ideal solution for tight corridors.

Solar Performance (SP-LCG®) blocks Solar IR light that creates heat, which makes spaces cooler, reduces HVAC requirements for increased energy efficiency and sustainability while supporting greater thermal comfort for occupants. SP-LCG® likewise mitigates glare while keeping interiors bright and ambient for visual comfort and continuous access to natural light for a greater sense of wellbeing. SP-LCG® has EOP-LCG® properties in addition to solar reflection capabilities.

Extended Outdoor Performance (EOP-LCG®) is suitable for use in extreme temperature conditions (ranging from -20°C to +90°C). EOP-LCG® offers extended durability in harsher weather conditions like humidity and prolonged light exposure, which makes it ideal for exterior glazing in automotive and architecture, and interior applications in built spaces such as saunas and refrigerators. This product is recommended when solar reflection is not required.

PDLC Adhesive Films

Adhesive LCG (A-LCG®) PDLC films are applied to existing glass, allowing any glass to instantly be converted into smart glass. Adhesive smart films support on-demand transparency, privacy and transparent displays when paired with projection. By retrofitting a project with A-LCG®, the function of glass is extended from the moment installation is complete, creating a spatial transformation.

Adhesive ExtraClear Performance (AEP-LCG®) PDLC films are fully optimized for visual performance with over 90% light transmission, which makes this our highest clarity film when turned on. With a unique composition, off-axis haze is reduced, making this product an ideal solution for tight corridors.

Adhesive Solar Performance (ASP-LCG®) PDLC films are ideal for improved thermal and visual comfort while also reducing HVAC cooling costs and direct glare that disrupts occupant wellbeing. By combining the ability to block IR with on-demand privacy and transparency, ASP-LCG® offers technologically advanced and sustainable projects an easy solution without necessitating a full window replacement. ASP-LCG® is optimized to perform in wide temperature ranges (-20°C to +90°C) and is most commonly specified for facades, skylights and atriums.

SPD Products

Our SPD-LCG® products block up to 99% of visible light, allowing any glass to dim instantly for dynamic shading with a view. Switching transparency in up to four seconds homogenously in all glass sizes makes this the fastest smart glass technology for shading available today. Our SPD technology is available as a film for lamination by licensed and certified partners. SPD-LCG® Smart Glass is created when SPD emulsions are coated between conductive interlayers to create films which are then laminated between two pieces of glass or polycarbonate with adhesive interlayers. SPD-LCG® can be comprised of multiple types of glass and lamination configurations and can be implemented into IGUs to best fit a customer’s needs. For example, in 2021, we partnered with LG Display to develop projection smart windows that provide on-road messaging for alerts, location-based advertising and passenger entertainment.

Our SPD films, which are available in architectural widths and are automotive grade, are optimized to maintain performance and durability in facades and transportation vehicles across all market segments. This technology is powered by our patented SPD controllers, which supply controlled voltage to determine the amount of visible light transmittance in on, off or when dimmed to a precise opacity level.

SPD Lamination Films

SPD-LCG® films are our flagship SPD technology, and the same product line currently used by industry-leading brands in the automotive, aviation, marine and railway industries. SPD-LCG® offers top optical, mechanical and electrical performance, fast switching times and precise dimming control for up to 99% light blocking.

SPD-Light is a variation of our SPD-LCG® that offers 60 – 70% light transmission instead of 50% and is ideal for products and projects where higher transparency and lower opacity are needed.

SPD-Black is currently in development by us and provides the next generation of SPD-LCG®, which expects the same trusted performance as our SPD-LCG® but with a black tint for additional color variations to meet differentiating customers’ requirements.

Combination PDLC and SPD Products

Our PDLC and SPD films can be laminated together into a single glass panel for a dual smart glass solution that provides all-in-one glazing to control daylight, glare and privacy, and can also be used in interior/exterior visible transparent displays when paired with projection. The two technologies can be independently controlled allowing users a completely customized experience. When the two films are laminated together, it creates a black-out solution. We are a Tier 1 supplier of laminated dual technology as a smart glass panel to the aeronautic, railway and marine industries for both new planes, trains and boats, as well as retrofits.

Acti-Vision is a product line offered as a turn-key transparent display which utilizes a combination of PDLC and SPD paired with protection to create transparent displays. When SPD and PDLC are both turned off, digital content is visible from the interior. When PDLC is turned on but SPD is off, digital content is visible from the exterior.

This complete transparent display partition or window includes a projector and a content management software and interface. This can be used to enhance the passenger experience with infotainment, or as a means for additional revenue streams when used as ad space.

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Representation of Acti-Vision on a train, or projection on combination PDLC and SPD

Our Controllers

Our Mini, FLEX and MultiPlex patented controllers that drive our PDLC and SPD films each offer a unique set of features best suited for varying glass sizes, input channels and user preferences, and also allow films to reach maximum optical and electrical performance. As the only smart glass controller in the market, our hardware employs square wave signals, which allows films to stay on 24-hours a day with no burn-in effects, for reduced mean time between failure, or MTBF. Controllers also act as a protector of film from power surges ensuring longevity.

To best suit customers’ control preferences for privacy, ambiance and shading, Gauzy LCG® products can be operated via different control methods, including wall mounted touch panels, radio frequency remotes or synced with automation applications. Each control method is paired with our patented controller, allowing on/off or dimming functionality of single or multiple smart glass panels and/or segments (patterned LCG®).

Smart Glass Quality Verification Tools for Glass Fabricators

Our innovative, patented ATE (automatic testing equipment), which is part of our unique go-to-market strategy, allows for quality verification of optical, mechanical and electrical properties before and after lamination of SPD and PDLC films by our partners in the glass industry, which allows them to produce their own smart glass products. The ATE, which is patent protected in multiple jurisdictions, is comprised of an ergonomic industrial station on wheels with special backlighting for visual inspection and multiple viewing angles of films and glass panels. Our software generates testing results for a set of defined parameters which are displayed on a movable touch screen and can be stored on the device or exported to a customer or us for review. The ATE is a part of our training and certification programs for glass fabricators, and ensures that lamination is done with confidence and quality for customer satisfaction and reduced material waste. This enables our glass fabricator partners to test their products for all optical, electrical, and mechanical parameters, ensuring an on-spec delivery.

Other Light Control Products

In addition to our smart glass technology products, we also offer certain manual and mechanical light control products directed towards the high-end private aerospace market. Our Comfort-Shade is a motorized shade that features substantial customization options for our customers. From an aesthetics perspective, Comfort-Shade can be personalized to match the interior design of an aircraft and can enhance the cabin fit and finish to provide our customers with a competitive differentiation. Comfort-Shade offers a number of different configurations, synchronizations and materials. Through its integrated electronics system, the Comfort-Shade assists aircraft crews through preventative maintenance and diagnosis assistance, allows for software upgrades without dismantling the shade and offers remote monitoring and maintenance. The quick, silent and smooth motion of the Comfort-Shade provides superior optical performance and is scratch resistant. The Comfort-Shade is easy to install in both new aircrafts and retrofitted on existing aircrafts. It may also be paired with mood lighting for enhanced ambiance and passenger experience contributing to a sense of comfort and wellbeing.

Vision Control Products

As an existing player already operating within the commercial vehicle manufacturing supply chain, we have developed industry-leading products to modernize the transportation industry with ADAS, CMS, and integrated light and vision control technologies. Our technologies support a safer driving experience for operators of long-body on-road vehicles such as buses, trucks and coaches. With the elimination of blind spots, preemptive warning messages and products that make public operators secure, driver confidence is increased, which contributes to safer roads for all users.

After 20 years of developing side-view mirrors for buses and trucks, we have developed solutions to replace traditional side-view mirrors with fully-integrated CMS. In the CMS technology environment today, we are a Tier 1 supplier and one of the market leaders in the bus and coach market due to the leading optical quality of our Smart Vision products.

Smart-Vision Camera Monitoring System

Smart-Vision Camera Monitoring System, or Smart-Vision CMS, replaces traditional side-view mirrors on a truck or bus with a superior, high-definition camera that connects to an interior display within the vehicle to improve driving safety through the elimination of blind spots. Our Smart-Vision CMS is also designed to optimize driver visibility by automatically adjusting the interior display depending on the varying light conditions such as the brightness in a tunnel, darkness at night or in rainy weather conditions. We believe these features are differentiated and superior as compared to other CMS products. Additionally, unlike traditional mirrors, the cameras are not affected by the glare of the sun or other light sources that can impair a driver’s vision and lead to accidents.

Customers of CMS technologies generally see returns on investments by lowering maintenance costs and maximizing vehicle availability due to a reduction in accidents, as well as offering greater fuel efficiency by improving the aerodynamics of the vehicle due to the removal the traditional side-view mirrors. As designed, our Smart-Vision CMS, which is currently used by 18 bus OEMs and installed on over 5,000 vehicles, can be easily installed by our professionals on new vehicles, or can be retrofitted onto existing trucks or busses.

Our production lines and production processes in our Tel Aviv, Israel and Texas facilities have an IATF 16949:2016 certification of the International Automotive Task Force, or the IATF. The IATF aligns automotive quality management systems throughout the world and provides guidance and tools for companies and organizations who want to ensure that their products consistently meet customer requirements and that quality and customer satisfaction are consistently improved. The certification defines the quality system requirements for the design, development, manufacturing, installation and servicing of automotive-related products. We have received the IATF 16949:2016 certification for our design and manufacturing of nano technologies and advanced materials.

Driver Assistance Systems

Blind-Spot Information System and Moving-Off Information System

Focused on addressing blind spots by utilizing our leading image analysis capabilities to identify pedestrians, bicyclists and other vehicles in real time, our driver assistance systems, Blind-Spot Information System (BSIS+) and Moving-Off Information System (MOIS+) technologies, send critical alerts to drivers that protect VRUs. These products can be fully integrated into our Smart-Vision CMS, adding an additional component that supports safer operation, or can act as a standalone system for a consumer’s vehicle. Both systems are CCTV compliant.

BSIS+ technology, utilizing a high dynamic range sensor, identifies and alerts the driver to the presence of a VRU so that a driver can stop the vehicle before life-threatening impact. Similarly, MOIS+ alerts the driver to the presence of a nearby VRU who could be in front of the vehicle, but hidden from the driver’s view. Our driver assistance systems provide a large detection area, with the exterior camera able to detect an area 4.25 meters wide and 37 meters long from the body of the vehicle. Additionally, the driver assistance systems’ image analysis detection system is able to recognize VRUs and notify the driver via an internal display.

Additional Views

Our Additional Views vision control system provides better visibility around a vehicle by offering blind-spot elimination, more security and high image quality. When installed on a bus, Additional Views offers a wide dynamic range that shows accurate image details in areas of contrasting light intensity and reduces image noise and natural colors. Additional Views features a screen divided into two views to show both sides of a bus and comes with a sunshield to help reduce glare while the driver is operating the bus.

Other Commercial Vehicle Products

Currently, we manufacturer a durable, customizable Driver Protection Door that is designed to offer the driver of a bus or commercial vehicle with enhanced safety measures by providing either a complete or partial door between the driver and the passengers on the commercial vehicle. Our Driver Protection Door has been installed on over 9,000 buses in the European Union, ensuring drivers are safe and protected from public passengers.

Additionally, our Opti-Shade is designed for the interiors of buses to provide passengers with shade protection and offer bus operators a high-quality, durable and low-maintenance shading system.

Research and Development

We devote substantial resources to research and development with the objective of developing new products and technologies, adding new features to existing products and reducing unit costs of our products. Our development strategy is to identify features and products for material, hardware and software that enhance and improve the performance of our solutions for our customers. We measure the effectiveness of our research and development by metrics, including product unit cost, efficiency, reliability, optical performance, customer adoption and customer surveys.

We have a strong research and development team with wide-ranging experience in material science, nanotechnology, electronics, mechatronics, image analysis and software engineering. As of May 17, 2024, our research and development organization had a headcount of 139 people. Our research and development expense totaled $16.0 million and $12.2 million for the years ended December 31, 2023 and 2022, respectively.

Product Roadmap

Our products reflect the innovation focus and capabilities of our technology departments. Our product roadmap is divided into four main categories: LC technologies, SPD technologies, electrochromic technologies, and other electronics and ADAS.

LC Technologies

We intend to continue to develop our PDLC and LC product portfolios to extend temperature ranges, improve optical ranges and enhance durability and reliability in order to be relevant for more applications, in more end-markets, in different geographies and for different regulations. As an example, we are developing an IR active control LC product that will be able to tune only the IR light through a transparent aperture such as a glass window. This will enable a world of new applications in buildings and vehicles and will allow for better energy management and significant cost reductions.

SPD Technologies

We are constantly working to enhance our SPD product offering with better optical performance, better cost performance and to maintain a growing SPD offering. One example is our Black SPD program, which revolutionizes the basic nano particle to be black-oriented and UV stable as a direct outcome of our customers’ demand for future utilization in the full range of passenger car glass.

EC Technologies

As part of our effort to extend light control technologies to the full range of possible applications and to provide our customers throughout our end-markets with a one-stop shop, we are working to develop a new ground-breaking EC technology from the very basic chemistry to allow for it to be also deployed on flexible substrates such as PET ITO. Our hardware employs unique proprietary signals, which allows films to stay on 24 hours a day with no burn-in effects, for reduced MTBF. Having the option to offer EC (blue, black) on film applications will ensure that our glass customer global network will have all three viable and commercial light control technologies at hand from us and allow them to be the most competitive in their own end-markets everywhere.

Electronics

The ability to efficiently drive and control our materials is expected to further accelerate the growth of the global light control market. We believe that, by optimizing optical performance and localizing product requirements to meet standards everywhere, we can extend our product reach to a greater addressable market. We are developing the electronics for the full extent of our product offering, enjoying a system optimized approach which is unique in our market. From a nano particle to the end film material, including the electronic drive control, we can provide our customers with the best performing products.

ADAS

We are developing cutting-edge ADAS vision control systems for commercial vehicles to answer the growing demand in regulation and features. We are currently developing next generation ADAS products for buses and trucks that will incorporate advanced driver monitoring system features, night-time vision perfection, BSIS requirements and many more confidential and proprietary features required by our customers. As a system integrator, we also develop the flexibility to add more functionality as add-ons if OEM’s or operators require. We constantly develop our systems to improve vehicle operator response times and reduce system costs to broaden our addressable markets.

Sales & Marketing

Our strategy has been to focus on the following four main end-markets where there is a growing need for our light and vision control technologies: aerospace, automotive, ADAS for commercial vehicles and architecture, including architectural applications in the residential, commercial, healthcare, hospitality and retail segments. Today, our products have been installed in more than 30 countries, including the United States, Canada, Mexico, Germany, Spain, France, Belgium, the Netherlands, Italy, the United Kingdom, Israel, Brazil, China, India, Thailand, Singapore, Australia and South Africa.

In the aerospace market, we work directly with OEMs, designers, completion centers and now increasingly, with the airlines directly. For our cockpit shading offering, we have key long-term relationships with leading OEMs and work closely with them to develop customized solutions. For our cabin shading management offering, we work with OEMs as well as designers and completion centers through the development of customized products that require integration with the completion center process. We also sell to airlines directly for retrofit opportunities, who increasingly have the optionality and decision-making power for the desired cabin shading management solution. The initial request for information from the customer through the selection process can typically take six to 12 months with an additional six months until the start of production, focused on engineering design, testing, certification and documentation, based on our past experience with customers.

In the automotive market, we sell directly to Tier 1 suppliers, but work closely with OEMs throughout the process. The selling cycle for automotive can typically take one to four years from proof of concept through qualification and serial production, based on our past experience with customers. During that time, we work closely with both the OEM and Tier 1 suppliers to customize our technologies for their needs. We leverage our relationships with OEMs to develop new cutting-edge products and technologies. Tier 1 suppliers range from glass manufacturers such as AGC and NSG, and system integrators such as Webasto, Valeo and BOS.

In the commercial vehicles sector, we are a leading Tier 1 supplier of CMS and ADAS solutions for trucks, buses and coaches and work directly with OEMs and fleet operators in the aftermarket. Our sales and marketing organization covers the complete chain of stakeholders. Within trucks, while our selling efforts are focused directly on OEMs, we enhance our marketing offering by working with fleets, driver training organizations and driver unions to gain critical insight into end-user needs which we leverage for the development of new innovative technologies.

We also engage with local regulatory bodies to create awareness and accelerate adoption. Within bus and coach, we primarily work directly with fleet operators who are focused on reducing accidents and maintenance costs. We also work with integrators on retrofit opportunities which we consider a significant opportunity for the business, and are increasingly working with OEMs directly to have full coverage of their needs and demands.

In the architecture market, we work closely with more than 75 glass fabricators in over 30 countries and train and certify them to integrate our technologies into their glass production lines, following a qualification and certification process. We enable the glass industry worldwide to produce their own smart glass locally that is embedded with our products. Our goal is to grow this network to over 250 fabricators worldwide over time. Our close relationships allow us to train and certify local glass fabricators in manufacturing glass with our technology. This certification process also allows us to provide a standard service warranty to our end customers, with the option to extend such warranty at a fee, assuring quality control of process and end product. This way, we are able to leverage our existing relationships with local glass fabricators to generate business by marketing our smart glass products up the value chain to end users such as architects, construction companies and designers. This allows us to become familiar with local developers and manufacturers in every country, and every city. We are able to elevate these local relationships to sell our products both for new buildings and to retrofit existing ones. In those cases where we have sold our smart glass portfolio to a new customer, we can connect the customer with a local glass fabricator whom we have trained and certified for local supply, installation and service.

Gauzy
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Additionally, we have a number of programs focused on educating installers and other industry professionals about our technology, and we use a combination of road shows, webinars and partner trainings to show them how best to design, sell and implement our technology in their projects.

Our sales strategy and the entrepreneurial culture of our company have allowed us to react quickly to trends in the countries in which we sell our products. For example, in response to the spike in production demand in the U.S. aerospace industry in 2021, we allocated resources and opened a dedicated production site and fulfilment center in Melbourne, Florida. For the year ended December 31, 2023, approximately 22.5% of our revenues were from the United States compared to approximately 29.1% for the year ended December 31, 2022.

Competition

Light Control

Light control technologies are transforming many industries, including the architectural and mobility markets. Our business is characterized by rapid changes as well as new and disruptive technologies. The market for light control solutions is a relatively new market with increasing competition for similar solutions. However, we believe that our solutions have technical superiority such as best-in-class optical performance, widest optical range, color control, segmentation, variety and more. We believe that our business model has an advantage over competitors who are manufacturing smart glass themselves and competing with glass fabricators, while also dealing with supply chain issues and local market customization challenges. The shipping and replacement costs for damaged products alone can deeply undercut their profitability. Our strategy enables our glass fabricator customers to manufacture smart glass themselves by efficiently providing them with the films, electronics and manufacturing expertise on a global and accelerated basis relative to some of our peers. We are also differentiated from our peers in that we serve multiple end-markets and regions, whereas many of them have a much narrower focus.

Our light control technologies and products compete principally with products from electrochromic glass manufacturers such as View Inc. and Sage (owned by Saint-Gobain Glass) as well as a select group of chemicals suppliers who range from large traditional companies such as Merck and Gentex to a few small suppliers primarily located in Asia. Several new entrants to the market, including a few low-cost manufacturers from Asia, have also announced plans to develop or have already shipped products. We believe that our light control products and unique business model offers significant technology and cost advantages that reflect a competitive differentiation over other technologies and competitors. In the SPD segment in particular, we believe we are the only licensed vendor in the world following our recent acquisition of all of Resonac’s (formerly Hitachi Chemical) full SPD intellectual property portfolio, which included obtaining and learning the know-how with respect to Resonac’s technical and business information related to such acquired patents.

Vision Control

Advanced vision control technologies, such as ADAS and CMS, are revolutionizing the commercial vehicle market. For our vision control solutions, we believe that our main competitors today are Orlaco (owned by Stonebridge Inc.) and Mekra (a joint venture with Bosch GmbH). We have a limited number of competitors of scale given the high technological barriers to entry. In the near future, innovation and advancement in vision control technologies is expected to dramatically increase. Our current product offerings and research and development capabilities have uniquely placed us to be at the forefront of this technological innovation.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our products.

As of May 17, 2024, our exclusively-owned patent portfolio included 141 issued patents, of which 18 are U.S. patents and 123 are foreign patents. In addition, as of May 17, 2024, we had a total of 23 pending patent applications, of which 8 are U.S. patent applications and 15 are foreign patent applications. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

We initially submit applications to the USPTO as provisional patent applications. Then, typically we continue by filing non-provisional patent applications under the Patent Cooperation Treaty, or the PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to later seek patent protection for an invention in any number of the member states of the PCT. Although a PCT application does not itself issue as a patent, it acts as a placeholder allowing the applicant to seek protection in any of the member states through national-phase applications.

We have trademark rights in our name, logo and other brand elements, including trademark registrations for select marks in the United States and other jurisdictions around the world, including “LCG®,” “GAUZY LCG®,” “GAUZY®,” “GAUZY® (Chinese alphabet),” “NOCTIS,” “NUANCE,” “SMART-VISION,” and “VISION SYSTEMS.”

We pursue the registration of domain names for websites that we use and that we consider material to the marketing of our products, including the gauzy.com domain.

We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for any such breach.

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated, or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our products. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Risk Factors — Risks Related to our Intellectual Property.”

Licenses with Research Frontiers, Inc.

Gauzy/RFI License Agreement

In September 2017, we entered a license agreement with RFI for certain technologies regarding the use of information and patents relating to its Light Valve Film, SPD Emulsions and Light Valve technology, or the Gauzy/RFI License Agreement.

Pursuant to the Gauzy/RFI License Agreement, we were granted (i) a non-exclusive, royalty-free license to use, make, lease, sell, or otherwise dispose of SPD Emulsions and Light Valve Film manufactured by us solely to Authorized Users (as defined below) as permitted under the Gauzy/RFI License Agreement and (ii) a non-exclusive, worldwide, royalty-bearing license to use, make, lease, sell, or otherwise dispose of architectural window products incorporating a Light Valve device.

Authorized Users, as defined in the Gauzy/RFI License Agreement, include RFI and a list of entities to which RFI has granted licenses of RFI’s intellectual property in their respective territories and fields of use. Unless otherwise agreed by RFI, RFI has the sole discretion to amend the list of Authorized Users upon delivery of notice to us, which effectively restricts the scope of our potential commercial clients for SPD Emulsions and Light Valve Film.

Under the terms of the Gauzy/RFI License Agreement, we are required to pay an annual minimum royalty of $20,000 to RFI. Additionally, we are required to sell and deliver SPD Emulsions to RFI at our direct cost, without mark-up or overhead, and to sell and deliver to RFI Light Valve Film or components thereof at our lowest price given to a third party. RFI may re-sell any such products to third parties, for research and development, proof of concept or other purposes, at a price equal to the purchase price paid by RFI to us for such products (i.e., with no additional markup), plus shipping, overhead, administrative and related costs.

RFI may terminate the Gauzy/RFI License Agreement upon 30 days’ notice due to our breach or non-payment. In the event that we have ceased general operations or ceased work relating to SPD film, RFI’s right to terminate the Gauzy/RFI License Agreement for convenience will be reinstated as of December 31, 2023, upon 30 days’ notice.

Vision System/RFI License Agreement

In January 2010, Vision Systems entered into a license agreement with RFI for certain technologies regarding the use of information and patents relating to its Light Valve technology, or the VS/RFI License Agreement. Pursuant to the VS/RFI License Agreement, as subsequently amended, Vision Systems was granted a non-exclusive, worldwide, royalty-bearing license to use, make, lease, sell, or otherwise dispose of window products incorporating Light Valve used in aircrafts, marine vehicles, non-military transportation vehicles and architecture.

Under the terms of the VS/RFI License Agreement, Vision Systems is obligated to pay RFI 15% of the net selling price of products it sells. The royalty payment is subject to reductions due to reduced price or return of products but shall be no less than $150,000 for each license year beginning in 2015. In addition, RFI may terminate the VS/RFI License Agreement (x) upon delivery of 60 to 90 days’ notice, or at least one years’ notice if Vision Systems is producing and selling the licensed products in accordance with the agreement, or (y) upon 30 days’ notice due to Vision System’s breach, non-payment, repeated providing of inaccurate reports or cessation of general operations or of work related to the licensed products.

Board Appointment to Research Frontiers, Inc.

On June 4, 2023, Eyal Peso, our Co-Founder and Chief Executive Officer, was appointed to RFI’s board of directors.

Resonac Patent Assignment and Know-How Disclosure Agreement

On February 28, 2023, we entered into a patent assignment and know-how disclosure agreement, or the REC Agreement, with Resonac Corporation (formerly Hitachi Chemical), or Resonac. Pursuant to the REC Agreement, we acquired Resonac’s full SPD intellectual property portfolio, consisting of 68 SPD film patents, and obtained knowhow of Resonac’s technical and business information related to SPD film for a total consideration of $4.5 million.

Government Regulation and Compliance

We are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. We are also required to obtain various licenses and permits from state and local authorities in connection with the operation of our businesses, including but not limited to: licensing, permitting and inspection requirements applicable to glaziers, electricians and engineers; building codes; and permitting and inspection requirements applicable to construction projects.

Our sales and marketing practices are regulated by federal, state and local agencies. These laws and regulations typically place restrictions on the manner in which products and services can be advertised and sold, and provide consumers with certain rescission rights.

Our operations include the use, handling, storage, transportation, generation and disposal of hazardous materials. We are subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes and occupational health and safety. We may become subject to litigation regarding environmental compliance and could incur in the future substantial costs, fines and civil or criminal sanctions and costs arising from regulatory proceedings, third-party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities.

Our facilities are also subject to Process Safety Management requirements (including the requirement under U.S. Occupational Safety and Health Administration regulations), which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Our ADAS technologies may be subject to future regulatory requirements. While there are currently no U.S. federal regulations specifically pertaining to self-driving equipment, the U.S. National Highway Traffic Safety Administration has published recommended guidelines on driver assistance technologies and retains the authority to investigate and/or take action on the safety of any vehicle, equipment or features operating on public roads.

The manufacturing of aerospace components is a highly regulated industry. The safety factors necessary for glass components are significantly higher than for other materials used in aircraft construction due to the loss of strength with duration of load, the variability in strength inherent in glass, and the thickness tolerances and high notch sensitivity. As such, we continually work with our OEMs to ensure we are compliant with manufacturing guidelines in the aerospace market.

We are also subject to federal, state and foreign laws regarding data privacy, data security and the protection of data that we collect, process, share, disclose, transfer and otherwise use, some of which contains personal information about identifiable individuals including, but not limited to, our customers, employees, partners and vendors such as contact details, payment card information and other personal identification information. We are therefore subject to U.S. laws (federal, state, local) and international laws and regulations, including in the European Economic Area, or EEA, and the United Kingdom, regarding data privacy, data security and our use of such data.

Certain state data protection, privacy, consumer protection, content regulation and other laws and regulations may be more restrictive than federal laws. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection that could affect us.

We are also subject to the European Union General Data Protection Regulation 2016/679 and applicable national supplementing laws, or collectively, the EU GDPR. We may also be subject to the GDPR. The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

The GDPR regulates cross-border transfers of personal data out of the EEA and the United Kingdom. Case law from the CJEU states that reliance on the standard contractual clauses — a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism — alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework, or DPF, as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as an EU GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF.

Since we are under the supervision of relevant data protection authorities in the EEA and we may also be subject to the supervision of the data protection authority in the United Kingdom, we may be fined under both the EU GDPR and UK GDPR for the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

We have taken some steps to comply with certain applicable laws, policies, legal obligations relating to data privacy, data protection and data security, however, we may not be in full compliance with all such requirements. It is also possible that the obligations imposed on us by applicable data privacy laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices in other jurisdictions.

Dynamic Glass Act

The Dynamic Glass Act of 2021, or the Dynamic Glass Act, is a clean energy bill that was introduced in the U.S. Congress on March 17, 2021. The bill amends the Internal Revenue Code of 1986 to ensure that electrochromic glass qualifies as an energy property for the energy tax credit. The Dynamic Glass Act defines “electrochromic glass” as glass that uses electricity to change its light transmittance properties to heat or cool a structure. On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, including the energy tax credit provisions from the Dynamic Glass Act. Following the enactment, if certain project criteria are met, these new energy properties are eligible for a thirty percent (30%) federal tax credit on construction projects that begin before 2024.

European Union Renewable Energy Initiatives

In 2020, the European Commission also established a framework for the European Green Deal such that the European Commission has set out to make Europe climate-neutral by 2050, which also sets the intermediate target of reducing net greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. Under the European Green Deal, renewable energy is a pillar of the clean energy transition.

Additionally, in October 2023, the Council of the European Union adopted the new Renewable Energy Directive to raise the share of renewable energy in the EU’s overall energy consumption to 42.5% by 2030 with an additional 2.5% indicative top-up to allow the target of 45% to be achieved. Since the introduction of the Renewable Energy Directive (2009/28/EC), the share of renewable energy sources in EU energy consumption has increased from 12.5% in 2010 to 21.8% in 2021.

Organizational Structure

We currently have four wholly-owned subsidiaries: Gauzy USA, Inc., which was incorporated in the State of Delaware; Gauzy GmbH, which was incorporated in Germany; Vision Lite SAS, which was incorporated in France; and Gauzy Trading (Shanghai) Co., Ltd., which was incorporated in China. Our subsidiary Vision Lite SAS currently wholly owns Vision Systems Corporate SAS, which was incorporated in France and has five wholly-owned subsidiaries: Vision Systems SAS, which was incorporated in France; Vision Systems North America, Inc., which was incorporated in Florida; Visi SYS Asia Pte Ltd., which was incorporated in Singapore; Vision Systems Middle East DWC LLC, which was incorporated in Dubai; and Safety Tech SAS, which was incorporated in France. Safety Tech SAS wholly owns Vision Systems Canada, which was incorporated in Canada.

The following diagram depicts our corporate structure, including ownership and voting control of each entity, on a post-offering basis:

Business Combination

On February 7, 2021, we entered into a share purchase agreement, or the Vision Lite SPA, with the shareholders, or the Sellers, of Vision Lite SAS, a French société par actions simplifiée, or Vision Lite, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination with the Sellers. The Business Combination closed on January 26, 2022, or the Closing Date. The consideration for the Business Combination consisted of $23.7 million (€21.0 million) in cash, the repayment of Vision Lite’s loans in an amount of approximately $12.9 million (€11.4 million) and contingent consideration of up to $5.6 million (€5.0 million), contingent on the future revenues of Vision Lite. On the Closing Date, an amount of $9.4 million (€8.4 million) was paid in cash to the Sellers, $9.4 million (€8.4 million) was paid to the escrow agent and thereafter released to the Sellers on April 12, 2022, $3.4 million (€3.0 million) was paid to the Sellers on April 28, 2022 and May 11, 2022, respectively. In addition, on May 4, 2022, $1.3 million (€1.2 million) of the consideration was paid into escrow for the purpose of providing indemnification for claims of breach of representations by the Sellers. On January 15, 2023, the $1.3 million (€1.2 million) in escrow was released to the Sellers and invested in the Company in consideration for 9,643 Preferred D Shares. In addition, $12.9 million (€11.4 million) was used to pay off the remainder of Vision Lite’s loans. As of the Closing Date, we became the sole shareholder of Vision Lite.

The Vision Lite SPA also contains certain earn out provisions, or the Earn Out Agreement, with the Sellers. The Earn Out Agreement requires the Company to pay the Sellers amounts ranging up to $5.6 million (€5.0 million), split into two payments of up to $2.8 million (€2.5 million) each, conditional on the annual revenue targets for the years ended December 31, 2022 and 2023. In March 2022, the Earn Out Agreement was amended to include two payments of up to $3.4 million (€3.0 million) each, contingent on meeting annual revenue targets for the calendar years 2022 and 2023. In June 2023, the Earn Out Agreement was amended to re-allocate the payments amongst the Sellers and set forth a payment schedule with respect to the initial $3.4 million (€3.0 million) payment, or the First Earn Out Payment. With respect to the other $3.4 million (€3.0 million) payment, the target revenue that obligates us to pay an earn out amount to the Sellers was increased to €54.4 million, or the Second Earn Out Payment. We met the annual revenue target for calendar year 2022. If any portion of the First Earn Out Payment or Second Earn Out Payment is not paid within 90 days of its relevant due date, then such amount shall bear interest at a rate of seven percent per annum. In December 2023, we further amended the Earn Out Agreement with respect to the Amendment Seller and paid $1.7 million (€1.5 million) of the First Earn Out Payment to the Amendment Seller and agreed to pay the remaining balance of $0.325 million (€0.3 million) of the First Earn Out Payment. In March 2024, we paid the remaining balance of the First Earn Out Payment to the Amended Seller and in April 2024, we further amended the Earn Out Agreement such that we shall pay the Amended Seller the relevant portion of the Second

Earn Out Payment, totaling approximately $1.25 million (€1.15 million) in two installments comprising $0.3 million (€0.3 million) no later than April 30, 2024, which was previously paid, and $0.9 million (€0.85 million), payable within three business days following the closing of this offering or June 15, 2024, whichever is earlier. Since we did not pay such amount to the Amendment Seller by April 25, 2024, the Second Earn Out Payment increased to $1.4 million (€1.3 million).

Property and Facilities

We are headquartered in Tel Aviv, Israel, where we occupy two sites, of approximately 3,178 square meters (or approximately 34,207 square feet) of total space, which operate as both an office space as well as a manufacturing, research and development facility. We lease our headquarters under agreements with three separate lessors. The lease agreements with two of the lessors are set to expire in December 2024 and the agreement with the third lessor is set to expire in August and October 2027. We lease an additional 14 office spaces around the world, including in the United States, Germany, France, China, Dubai, Singapore, South Korea and Canada. In addition, we have four manufacturing sites, which are located in Israel, Germany, France and the United States.

In 2022, we expanded our state-of-the-art LC material synthesis facility in Tel Aviv, Israel, which we estimate can now produce LC films for approximately 180,000 square meters of material annually, and we currently have plans to build a new line in this facility. Additionally, we believe our custom 11,000 square meter production facility, strategically located near Stuttgart, Germany, is capable of producing SPD film for approximately 600,000 square meters of material annually for the automotive and architecture industries. We currently estimate that we utilize approximately 25% of our PDLC production capacity in our Tel Aviv facility and approximately five to ten percent of our SPD production capacity in our Stuttgart facility, leaving ample room to grow production with minimal additional capital investment. In addition, our ADAS capabilities are supported by our facility in Lyon, France, which we estimate has a current annual production capacity of approximately 10,000 CMS units, and we plan to expand our annual production capacity in that facility to approximately 100,000 – 125,000 CMS units. We also leverage our 11,000 square meter fulfillment center in Melbourne, Florida as a final assembly site for our aeronautics products.

We further intend to expand our global facilities or add new office space as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Human Capital Resources

Our key human capital management objectives are to attract, retain and develop the highest quality talent throughout our company. To support these objectives, we strive to provide our employees good working conditions and competitive pay, as well as a wide range of benefits programs to eligible employees. We continuously evaluate our benefits programs and policies to meet present and future employee needs and desires. These programs and policies are intended to ensure the well-being of our employees. Programs and policies applicable to our employees generally include, but are not limited to, benefits programs, equity compensation plans, flexible work schedules, diversity and inclusion initiatives, professional development opportunities, paid time-off policies and recognition and rewards programs.

At Gauzy, culture is not just an incidental by-product of working together, it’s our way of life. We believe in integrity, inclusion, diversity, and fairness, as shown by the employee initiatives that we encourage and enforce:

•        respectful communication and cooperation between all employees;

•        teamwork and employee participation, encouraging the representation of all groups and employee perspectives;

•        work/life balance through flexible work schedules to accommodate employees’ varying needs; and

•        employer and employee contributions to our communities to promote a greater understanding and respect for diversity.

As of the date of this prospectus, we have 15 senior management positions, which includes our Chief Executive Officer and those who report to our Chief Executive Officer, which consists of seven reporting managers to the CEO from affiliates of Gauzy Ltd. and seven reporting managers to the CEO from Gauzy Ltd., all of whom are engaged on a full-time basis. As of the date of this prospectus, we had 636 employees in full-or part-time capacities. Our employees are located in Israel, France, the United States, Australia, China, Colombia, Germany, Italy, the Netherlands, Poland, Singapore, South Korea and the UAE.

None of Gauzy Ltd.’s employees are represented by labor unions or covered by collective bargaining agreements. Approximately 42% of Vision Systems employees participate in local union elections and 100% are covered by collective bargaining agreements. We believe that we maintain good relations with all our employees, but we do have an anonymous reporting system setup for employees to confidentially report concerns.

All of our employment agreements include customary provisions with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. Our consulting agreements with our representatives and our partners include provisions with respect to assignment to us of intellectual property rights developed in the course of their engagement as well as confidentiality. The enforceability of such provisions may be limited under applicable law.

Legal Proceedings

In September 2017, we entered into a license agreement with RFI for certain technologies regarding the use of information and patents relating to its Light Valve Film, SPD Emulsions and Light Valve technology. See “Intellectual Property — Gauzy/RFI License Agreement.” In October 2020, GGT filed a lawsuit in the U.S. District Court — Middle District of Florida against us, our subsidiary Vision Systems and RFI, alleging breach of contract, inducement of patent infringement, and patent infringement related to the patented technologies we license from RFI. The only claim relevant to us is the patent infringement claim. GGT seeks declaratory relief, injunctive relief and damages for royalty payments. We are currently a party to this litigation, and we do not collect royalties on these licenses. On November 30, 2021, our motion to dismiss GGT’s first amended complaint was granted with leave for plaintiffs to amend. On September 27, 2022, our motion to dismiss GGT’s second amended complaint was denied. On October 18, 2023, the inducement of patent infringement and patent infringement claims were dismissed without prejudice for 30 days during which time GGT was permitted to find replacement counsel. GGT was advised by the court that if it did not find a replacement counsel within such 30-day period that such patent infringement claim would be dismissed with prejudice. On November 16, 2023, GGT filed a motion asking for a 60-day extension of time to find counsel. We responded to such motion on November 29, 2023, and the court granted that motion, giving GGT until December 21, 2023 to secure and retain counsel. On December 21, 2023, GGT notified the court that it had reengaged one of its previous counsel. On February 20, 2024, we filed our motion seeking recovery of our attorney fees as a sanction against the plaintiff and its lawyers for bringing this lawsuit. On February 21, 2024, the court entered its order granting RFI motion for summary judgment, and granting RFI and our motion to sanction plaintiff for filing a frivolous lawsuit. We are currently waiting for a ruling on our motion for attorney fees.

Except as disclosed above, we have not been, and are not currently, a party to any material or pending litigation or regulatory proceedings that could have a material adverse effect on our business, operating results, financial condition or cash flows. From time to time, we may be involved in legal or regulatory proceedings arising in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this prospectus:

Name	Age	Position
Eyal Peso	44	Chief Executive Officer and Chairman
Adrian Lofer	49	Chief Technology Officer
Meir Peleg	48	Chief Financial Officer
Dudi Baruch	43	Chief Operations Officer
Brittany Kleiman Swisa	37	Chief Marketing Officer
Hadas Talmi Mahler	41	Chief Human Resources Officer
Michael Donnelly(1)(3)	43	Director
Gal Gitter	41	Director
Alexander Babitsky(2)(3)	49	Director
Danny Allouche(1)(2)(3)	49	Director
Ezriel Jesse Klein(1)(2)(3)	51	Director

____________

(1)      Member of the compensation committee.

(2)      Member of the audit committee.

(3)      Independent director (as defined under Nasdaq Stock Market Listing Rules).

Eyal Peso, Chief Executive Officer, Director

Eyal Peso is our co-founder and has served as Chairman of the Board and Chief Executive Officer since 2009. Mr. Peso is an experienced entrepreneur with a strong track record in building a technology company from early to growth stages, covering all aspects from innovation and research and development management, funding and finance, sales and marketing, and global multidiscipline operations. Prior to founding Gauzy, Mr. Peso was a business manager at Alvarion Technologies Ltd. (NASDAQ: ALVR) (acquired by SuperCom Ltd. in 2016), a leading telecom company. Mr. Peso holds a B.Sc in Electrical and Electronic Engineering and a Master’s degree in Business Administration, both from Tel Aviv University in Israel. Mr. Peso brings to our executive management and board of directors demonstrated senior leadership skills, years of experience in the High tech and electronics industries, and historical knowledge of our Company from the time of its founding.

Adrian Lofer, Chief Technology Officer

Adrian Lofer has served as our Chief Technology Officer since he cofounded our Company in October 2009. Mr. Lofer brings more than two decades of experience in research and development, and system engineering of multidisciplinary applications. Mr. Lofer heads our research and development and technological innovation, including hardware development, IP development and management, and technological strategic partnerships. In addition, Mr. Lofer manages our global quality management activities and our compliance with industry regulatory requirements. Mr. Lofer also oversees our global services and customer support. Prior to cofounding Gauzy, between 2007 and 2012, Mr. Lofer served as a lead research and development engineer at Alvarion Technologies Ltd. (NASDAQ: ALVR) (acquired by SuperCom Ltd. in 2016), a leading telecom company. Prior to that, between 2000 and 2007, Mr. Lofer served as a lead research and development engineer at NICE Systems Ltd. (NASDAQ: NICE), a contact center software and recorded data security company. Mr. Lofer holds a Bachelor of Science degree in Electrical and Electronics Engineering and a Master’s degree in Business Administration, both from Tel Aviv University.

Meir Peleg, Chief Financial Officer

Meir Peleg has served as our Chief Financial Officer since September 2017. Prior to joining us, between 2014 and 2017, Mr. Peleg served as Chief Financial Officer at F.B.M. Composite Materials Ltd., a leading composite parts manufacturer for the aircraft industry. Prior to that, between 2011 and 2014, Mr. Peleg served as Chief Financial Officer at Techsign Advanced Signs Systems Ltd., a developer and manufacturer of wayfinding signage systems (Vista Systems). Prior to that, between 2005 and 2011, Mr. Peleg served as a Supervisor at PricewaterhouseCoopers, a global professional services, accounting, and consulting firm. Mr. Peleg holds a Bachelor of Science degree in Economics and Computer Science, an accounting studies certificate, and a Master’s degree in Business Administration, all from Bar-Ilan University.

Dudi Baruch, Chief Operations Officer

Dudi Baruch has served as our Chief Operations Officer since October 2020. Mr. Baruch leads our operations, including supply chain, and engineering and production lines worldwide. Prior to joining us, between 2010 and 2020, Mr. Baruch served as a site manager at Alpha Bio Tec. (acquired by Danaher Corp. (NYSE: DHR) in 2014), a global provider of dental products and biomaterials. Prior to that, between 2008 and 2010, Mr. Baruch served as a supply chain manager at Omrix Biopharmaceuticals Ltd. (acquired by Johnson and Johnson (NYSE: JNJ) in 2008), a global provider of human plasma-based products. Mr. Baruch holds a Bachelor of Science degree in Industrial Engineering from the Technion — Israel Institute of Technology, and a Master’s degree in Business Administration from Ben Gurion University.

Brittany Kleiman Swisa, Chief Marketing Officer

Brittany Kleiman Swisa has served as our Chief Marketing Officer since January 2024, where she is responsible for our global marketing efforts. Prior to her appointment as our Chief Marketing Officer, Mrs. Kleiman Swisa served as our Global Vice President of Marketing and in various management roles within our marketing function from December 2016 to December 2023. Mrs. Kleiman Swisa brings over 15 years of experience in strategic marketing, product development & positioning, branding, public relations, and digital marketing. Prior to working at Gauzy with a focus on material science technologies, she worked in diverse industries including life-science technologies, real estate development & acquisitions, and in the nonprofit sector. She holds a Bachelor’s Degree in Communications from the University of Colorado, and a Masters Degree in Business Management for Technology Companies from New York University.

Hadas Talmi Mahler, Chief Human Resources Officer

Hadas Talmi Mahler has served as our Chief Human Resources Officer since January 2024, where she is responsible for our global human resources function. Prior to her appointment as our Chief Human Resources Officer, Mrs. Talmi Mahler served as our Executive Vice President of HR from January 2023 to December 2023, our Vice President of HR from January 2020 to December 2022 and in various other roles within our human resources function from June 2016 to December 2019. Mrs. Talmi Mahler is responsible for leading talent acquisition management, employee relations, performance management, compensation and benefits methodology, training and development and the HR information systems. Before joining Gauzy, Mrs. Talmi Mahler served as an HR Manager at PricewaterhouseCoopers, a global firm for professional services, accounting and consulting. Prior to that, she served in various HR positions at Intel (NASDAQ: INTC) manufacturing center in Israel. Mrs. Talmi Mahler holds a Bachelor of Arts in Behavioral Science and a Master’s degree in Business Administration, specializing in Organizational Behavior, both from Ben Gurion University.

Michael Donnelly, Director

Michael Donnelly has served on the Board since June 2023. Mr. Donnelly was appointed by our shareholder Ibex Israel Fund LLLP and its affiliates. Mr. Donnelly joined Ibex in September 2019 as a Partner and Managing Director to lead co-investment opportunities and work on special projects. Prior to joining Ibex, Mr. Donnelly was Managing Director of Investment Banking at GVC Capital in Greenwood Village, Colorado. During his 15 plus years at GVC, he assisted the corporate finance team in raising in excess of $600 million in over 120 transactions including four IPOS, 73 PIPEs, 30 Private Placements, 11 Follow-On Offerings, two Registered Directs and two Reverse Mergers. Mr. Donnelly graduated with a B.S. in Finance from the University of Colorado, where he was one of the Presidents of the University of Colorado Student Government. He currently serves on the University of Colorado Foundation Board of Trustees and serves as a Board Member for Ibex portfolio company Revel and is a Board Observer for Ibex portfolio company SiFive.

Gal Gitter, Director

Gal Gitter has served on the Board since December 2020 and was appointed by our shareholder Ibex Israel Fund LLLP and its affiliates. Mr. Gitter is a Partner and Managing Director at Ibex since May 2020. Prior to that, between January 2017 and May 2020, Mr. Gitter served as Associate Partner, Corporate Development at McKinsey & Company, a global management consulting firm. Prior to this role, between February 2014 and December 2016, Mr. Gitter served as Engagement Manager, and between June 2012 and February 2014, he served as Associate at McKinsey. Prior to that, between October 2009 and June 2010, Mr. Gitter served as Project Manager at Tnuva, a leading Israeli food company. Besides his role as a Managing Director at Ibex and serving as a Board member, Mr. Gitter serves as a board member in several other technology companies such as BeamUp Ltd., HoneyComb Insurance Ltd., Cylus Cyber Security Ltd., Vatbox Ltd., Groundwork BioAg Ltd., Glassbox Ltd., Cobwebs Technologies Ltd., and Talenya Ltd., and as a board observer in WekalO, Inc. Mr. Gitter has also served as a board member between February 2021 and February 2022 in Oribi Ltd. (acquired by LinkedIn in 2022). Mr. Gitter holds a Bachelor’s degree in Economics from the Technion — Israel Institute of Technology and a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania.

Alexander Babitsky, Director

Alexander Babitsky has served on the Board since February 2017 and was appointed by our shareholder Infinity Holding Ventures PTE, an affiliate of Waarde Capital B.V, where Mr. Babitsky served as a Venture Partner. Since October 2019, Mr. Babitsky serves as Chief Executive Officer at Entoprotech Ltd., a circular economy company, using Black Soldier Flies to turn food waste into high-quality protein and other advanced products. Since November 2012, Mr. Babitsky serves as the Founder and Director of NDN Advisers Ltd., a management consulting and corporate finance advisory firm. Prior to that, between July 2007 and May 2013, Mr. Babitsky served as Director for CIS Markets at Gryphon Emerging Markets Limited, a London-based corporate finance advisory firm focusing on emerging markets. Prior to that, between 2004 and 2006, Mr. Babitsky served as the Founder and consultant at N.G.Nir, a management consulting firm, and as a Co-Founder at Tulsa N.Y.M., a medical device company. Prior to that, between November 2002 and August 2004, Mr. Babitsky served as operations controller at Ceragon Networks Ltd. (NASDAQ: CRNT), a global telecommunication equipment company. Prior to that, between August 2000 and November 2002, Mr. Babitsky served as project manager at Kulicke and Soffa Industries, Inc. (NASDAQ: KLIC), a leading provider of semiconductor packaging and electronic assembly solutions company. Mr. Babitsky served as a board member between March 2013 and August 2019 in Utilight Ltd., and between September 2014 and July 2018 in Xplenty Ltd. (now Integrate.io). Mr. Babitsky holds a Bachelor’s degree in Industrial Engineering from the Technion — Israel Institute of Technology and a Master’s degree in Business Administration from the University of Oxford.

Danny Allouche, Director

Danny Allouche has served on the Board since February 2019 and was appointed by our shareholder Avery Dennison Corporation. Since August 2022, Mr. Allouche serves as Senior Vice President and Chief Strategy and Corporate Development Officer at Avery Dennison Corporation (NYSE: ADY), a global materials science and manufacturing company specializing in the design and manufacture of a wide variety of labeling and functional materials and solutions. Prior to this role, between May 2016 and July 2022, Mr. Allouche served as Vice President of Strategy and Corporate Development at Avery Dennison. Prior to this role, between March 2014 and May 2016, Mr. Allouche served as Vice President, Treasury and Corporate Development at Avery Dennison. Prior to that, between October 2010 and March 2014, Mr. Allouche served as Director and Vice President of Strategy and M&A at Avery Dennison. Prior to that, between August 2006 and May 2010, Mr. Allouche served as Vice President at Shamrock Activist Value Fund, a private equity fund. Prior to that, between August 2004 and August 2006, Mr. Allouche served as a consultant at Bain & Company, Inc. Besides his role at Avery Dennison and serving as our Board member, Mr. Allouche serves as a board member in Airtouch Solar Ltd., a solar panel cleaning company; (TASE: ARTS). Mr. Allouche holds a Bachelor’s degree in Economics from Northwestern University and a Master’s degree in Business Administration from the University of California, Los Angeles.

Ezriel Jesse Klein, Director

Ezriel Jesse Klein has served on the Board since November 2019 and was appointed by our shareholder BlueRed Capital Fund LP. Mr. Klein is the co-founder and Managing Partner at BlueRed Partners, a Singapore-based venture capital management firm, established in 2017. Prior to that, between 2014 and 2016, Mr. Klein served as an Advisor to the Chairman and as Head of Innovation and Strategic Investments at OUE Ltd. (SGX: LJ3), a leading pan-Asian, full-service real estate development, investment, and management company. Prior to that, between 2011 and 2013, Mr. Klein served as Managing Partner at Tamarix Fund Company, a venture management firm. Prior to that, between 2001 and 2011, Mr. Klein served as Regional Director and Head of Asia at Giza Venture Capital in Singapore, a venture capital firm that managed five technology funds. Prior to that, between 1999 and 2001, Mr. Klein served as Investment Manager at Giza Venture Capital. Prior to that, Mr. Klein served as an analyst at Giza Capital Markets, an investment bank (affiliate of Alex. Brown & Sons). Mr. Klein has served as a board member in several technology companies such as Unbound Security (NASDAQ: COIN) (acquired by Coinbase Global Inc.), and currently serves as a board member in Cynet, DouxMatok, InZiv, RenalSense, Optibus, Panorays, and EarlySense Ltd. Mr. Klein holds a Bachelor’s degree in Economics and International Relations from the Hebrew University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected, except for rights of certain of our shareholders to appoint members of the Board pursuant to our articles of association in effect prior to this offering.

Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of the Board. All rights to appoint directors and observers under our articles of association in effect prior to this offering will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires. The right of the 2023 Note Purchaser to appoint one non-voting observer to the Board under the Note Purchase Agreement shall continue to be in effect until the repayment of the 2023 Notes. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Our currently serving directors were appointed as follows:

•        Eyal Peso was appointed by our founders, Mr. Peso, Mr. Lofer and Mr. Dimitry Dobrenko.

•        Michael Donnelly was appointed by Ibex Israel Fund LLLP and its affiliates.

•        Gal Gitter was appointed by Ibex Israel Fund LLLP and its affiliates.

•        Alexander Babitsky was appointed by Infinity Holding Ventures PTE Limited.

•        Danny Allouche was appointed by Avery Dennison Corporation.

•        Ezriel Jesse Klein was appointed by Blue-Red Capital Fund LP.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.6890 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation
All directors and senior management as a group, consisting of 11 persons as of December 31, 2023.	$1,434,056	$226,120	$1,997,651

As approved by the Board, subject to and following the completion of this offering, we intend to distribute bonus payments to certain employees and consultants, such that in the event that the price per share to the public in this offering exceeds the price per series D share in our Series D round (i.e., $31.08 (as adjusted for any discounts pursuant to our articles of association and for any share splits prior to the closing of this offering)), or the Condition, and such amount, the Excess, we intend to distribute bonus payments to such employees and consultants up to a total amount of $537,500, to be allocated among such employees and consultants as the Board may instruct, and in the event the Condition is not met we intend to distribute bonus payments to such employees and consultants up to a total amount of $268,750, to be allocated among such employees and consultants as the Board may instruct.

In addition, subject to and following the completion of this offering, we intend to distribute bonus payments to certain officers, such that in the event the Condition is met we intend to distribute bonus payments to certain officers up to a total amount of $1,075,000, and in the event that the Condition is not met we intend to distribute bonus payments to some of such officers up to a total amount of $287,500.

As of December 31, 2023, options to purchase 830,559 ordinary shares granted to our directors and executive officers were outstanding under our 2016 Share Award Plan at a weighted average exercise price of $0.065 per share.

Following the closing of this offering, we intend to pay each of our non-employee directors an annual retainer of $50,000, with an additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) for membership of the audit committee and $7,500 (or $15,000 for the chairperson) for membership of the compensation committee.

In addition, following the closing of this offering, our non-employee directors will be granted (i) options under our 2016 Plan following the 30th trading day of our shares on Nasdaq (provided the director is still in office) with a value of $150,000, and (ii) thereafter, following each annual general meeting of our shareholders, options under our 2016 Plan (provided the director is still in office) with a value of $150,000 (with prorated awards granted to non-employee directors who join the Board on a date other than an annual general meeting of our shareholders). The options will vest over a three-year period with one-third vesting on the one-year anniversary of the date of grant and the remainder vesting in equal parts at the end of each calendar quarter thereafter, subject to acceleration upon a “Merger/Sale” (as defined in the 2016 Plan) and have an exercise price equal to the 30-trading days’ average closing price of our ordinary shares prior to the date of grant.

In addition, commencing from the first business day in Israel following the 30th trading day of our shares after the closing of this offering, or the First Grant Date, and on each anniversary of the First Grant Date, our office holders who are not non-employee directors, or Eligible Executives, provided that he or she is serving as an Eligible Executive at such time, will be granted options under our 2016 Plan with a value of up to three times (or five times for our chief executive officer) their annual aggregate gross base salary for the year in which the grant is made, which value shall be determined by our compensation committee and the Board (with prorated awards granted to Eligible Executives who are appointed on a date other than the annual grant date immediately preceding his or her appointment). The options will vest over a four-year period with one-quarter vesting on the one-year anniversary of the date of grant and the remainder vesting in equal parts at the end of each calendar quarter thereafter, subject to acceleration upon a “Merger/Sale” (as defined in the 2016 Plan) and have an exercise price equal to the 30-trading days’ average closing price of our ordinary shares prior to the date of grant.

In the event that the Condition is met, then options with a value equal to 0.1% of the Excess multiplied by the number of our issued and outstanding shares immediately following the closing of this offering shall be granted to each of Eyal Peso, our Chief Executive Officer, Adrian Lofer, our Chief Technology Officer, and Meir Peleg, our Chief Financial Officer under the 2016 Plan. The exercise price shall be equal to NIS 1.00 and all of the options shall be fully vested upon grant.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic issuers regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers or directors on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the proxy statement for our first annual meeting of shareholders following the closing of this offering, which will be filed under cover of a report on Form 6-K.

Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. Such notice periods ordinarily require 30 days advance notice, and in some cases 60 or 90 days. However, our employment agreements with each of Eyal Peso, our chief executive officer, and Adrian Lofer, our chief technology officer, provide for longer advance notice periods, each of 180 days (subject to our right, at our election, to reduce such notice period and pay for the remainder of the period in lieu of notice). These agreements also contain customary provisions regarding confidentiality of information, assignment of inventions, non-solicitation and non-competition. However, the enforceability of the non-competition provisions may be limited under applicable law.

For a description of the terms of our options and option plans, see “Management — Equity Incentive Plans” below.

Directors’ Service Contracts

Other than with respect to our directors who are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her service with our company.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we intend to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of the Nasdaq) applicable to U.S. domestic issuers.

We are a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer, we are permitted to follow home country corporate governance practices instead of certain Nasdaq corporate governance rules, provided that we disclose which of the Nasdaq requirements we are not following and the home country practice we intend to follow in lieu of such requirements. Pursuant to this “home country practice” exemption, we intend to follow Israeli practices in the following matters:

•        Nomination of Directors.    As permitted under Israeli law and pursuant to Israeli practice, the nominations for members of the Board will be generally made by the Board or a duly authorized committee thereof and not by a nominating committee of the Board consisting solely of independent directors or a majority of the independent directors in a vote in which only independent directors participate, as required under the Nasdaq rules;

•        Quorum at Shareholder Meetings.    As permitted under the Companies Law and pursuant to the Amended Articles, the quorum required for a general meeting of our shareholders consists of at least two shareholders, present in person or by proxy, who hold or represent at least 33 1/3% of the total voting power of our ordinary shares, provided, however, if any general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors, then the requisite quorum will consist of two or more shareholders, present in person or by proxy, who hold or represent at least 25% of the total voting power of our ordinary shares (for so long as such 25% quorum is permitted under stock exchange rules and regulations applicable to us, and if not so permitted, then the above 33⅓% quorum shall apply). If the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to applicable law and stock exchange rules and regulations, any number of shareholders regardless of the number of shares held or represented by them;

•        Proxy Solicitation and Statements.    We do not intend to comply with the Nasdaq rules regarding the solicitation of proxies and the provision of proxy statements for general meetings of shareholders. In accordance with Israeli practice, we intend to provide notices for shareholder meetings, including an agenda and other relevant information. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules;

•        Review and Approval of Related-Party Transactions.    Related-party transactions will be reviewed and approved in accordance with the requirements and procedures prescribed by the Companies Law, which generally require the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and, if applicable, shareholders, for transactions, including with respect to compensation, with directors, officers and controlling shareholders, rather than being reviewed and approved by the audit committee or other independent body of the Board as required under the Nasdaq rules. See “Management — Approval of Related Party Transactions under Israeli Law” for additional information;

•        Shareholder approval.    We will seek shareholder approval for corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635, which requires shareholder approval for, among other things, the adoption of and material changes to equity incentive plans or other equity compensation arrangement and issuances thereunder and for certain dilutive events (such as issuances that will result in a change of control, certain transactions, other than a public offering, involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company); and

•        Periodic Reports.    As opposed to making periodic reports available to shareholders in the manner prescribed by the Nasdaq rules, we intend to follow practice in Israel which is not to distribute such reports to shareholders. We may elect to make such reports available through a public website.

We otherwise intend to comply with the Nasdaq rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the home country practice exemption with respect to some or all of the other corporate governance rules.

Board Practices

Board of Directors

Under the Companies Law and the Amended Articles, our business and affairs will be managed under the direction of the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, the Board, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under the Amended Articles, the number of directors on the Board is determined by the Board and will be no less than three and no more than 11 directors and, other than external directors, if any, they are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2025 and after, each year the term of office of only one class of directors will expire.

Upon the closing of this offering, our directors will be divided among the three classes as follows:

•        the Class I directors are Gal Gitter and Alexander Babitsky, and their terms will expire at our annual general meeting of shareholders to be held in 2025;

•        the Class II directors, are Michael Donnelly and Ezriel Jesse Klein, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

•        the Class III directors are Eyal Peso and Danny Allouche, and their term will expire at our annual meeting of shareholders to be held in 2027.

Our directors are appointed by a simple majority vote of holders of our ordinary shares participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the annual general meeting shall be determined by the Board in its discretion, and (ii) in the event that the Board does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the annual general meeting in person or by proxy and voting on the election of directors (which means that the nominees receiving the largest number of “for” votes (up to the number of board seats being filled in such election) will be elected, provided that in the event of a tie, nominees proposed by the Board shall be given precedence over alternative nominees). In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on the Board until the third annual general meeting following such election or re-election or until they are removed at a general meeting of our shareholders in accordance with the Amended Articles or upon the occurrence of certain events in accordance with the Companies Law and the Amended Articles. In addition, the Amended Articles provide that vacancies on the Board may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by the Board.

Under the Amended Articles, the approval of the holders of at least 55% of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision and other provisions concerning the dismissal or removal of directors require the approval of at least 55% of the total voting power of our shareholders.

Chairperson of the Board

The Amended Articles provide that the chairperson of the Board is appointed by the members of the Board from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholders’ approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:

•        at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted on the proposal are voted in favor (disregarding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that are voted against such appointment does not exceed 2% of the aggregate voting rights in the company.

The shareholders’ approval can be provided for a period of up to five years following an initial public offering, and subsequently, for additional periods of up to three years. Prior to this offering, our shareholders approved Mr. Eyal Peso serving as chairperson of the Board, in addition to his role as our chief executive officer, for the five-year period following the closing of this offering.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq, are required to appoint at least two external directors. External directors are directors who meet certain qualification requirements, including certain independence criteria, set forth in the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, which do not have a

“controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we intend to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board.

Committees of the Board

The Board may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the Board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the Board, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, and compensation committee are described below.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors. We intend to opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee. See “Management — Corporate Governance Practices.”

Listing Requirements

Under the corporate governance rules of the Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Upon the closing of this offering, our audit committee will consist of Ezriel Jesse Klein, Danny Allouche and Alexander Babitsky. Danny Allouche will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the Nasdaq. The Board has determined that Danny Allouche is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the Nasdaq.

The Board has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

The Board has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of the Nasdaq, which include:

•        retaining and terminating our independent auditors, subject to ratification by the Board, and in the case of retention, to ratification by the shareholders;

•        pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•        overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•        reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing with (or furnishing to, as the case may be) the SEC;

•        recommending to the Board the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law;

•        reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•        identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the Board;

•        reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and directors and officers or their affiliates, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law;

•        establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

•        evaluating the yearly or periodic work plan proposed by the internal auditor before submission to the Board for approval and propose changes thereto, or approving the work plan; and

•        determining whether certain related-party transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder must be subject to a competitive procedure.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors. We intend to opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee. See “Management — Corporate Governance Practices.”

Listing Requirements

Under the corporate governance rules of the Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Michael Donnelly, Danny Allouche and Ezriel Jesse Klein. Ezriel Jesse Klein serves as chairperson of the compensation committee. The Board has determined that each member of our compensation committee is independent under the corporate governance rules of the Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•        making recommendations to the Board with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•        reviewing the implementation of the compensation policy and periodically making recommendations to the Board with respect to any amendments or updates to the compensation policy;

•        resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•        exempting, under certain circumstances, a transaction with our chief executive officer from the approval of our shareholders.

An “office holder” is defined in the Companies Law as a chief executive officer (referred to in the Companies Law as a general manager), chief business manager, deputy chief executive officer, vice chief executive officer, any other person assuming the responsibilities of any of these positions regardless of that person’s title, any other manager directly subordinate to the chief executive officer and a director.

The Board has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the Companies Law and the corporate governance rules of the Nasdaq and include among others:

•        recommending to the Board for its approval a compensation policy in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to the Board any amendments or modifications to such policies the committee deems appropriate, including as required under the Companies Law;

•        reviewing and approving the granting of options and/or other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

•        approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•        administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy that applies to its office holders approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of the compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, excluding abstentions, provided that either:

•        such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy that are voted against the policy does not exceed 2% of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later re-evaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•        the education, skills, experience, expertise and accomplishments of the relevant office holder;

•        the office holder’s position and responsibilities

•        prior compensation agreements with the office holder;

•        the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•        if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the Board and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•        if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•        with regards to variable components:

•        with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•        the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•        a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•        the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•        a limit to retirement grants.

Our compensation policy, which will become effective upon the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (such as cash bonuses) may not exceed a multiple of the executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our chief executive officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to approve performance objectives for executive officers who report to him or her.

The measurable performance objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. A non-material portion of the chief executive officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the Board.

The equity-based compensation under our compensation policy for our executive officers (including members of the Board) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term.

Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation may be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change to the terms of employment of an executive officer who reports directly to him or her (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law.

Our compensation policy also provides for compensation to the members of the Board in accordance with the amounts determined in our compensation policy.

Our compensation policy, which will become effective upon the closing of this offering, will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies

Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. We have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the closing of this offering.

Code of Conduct

Following the closing of this offering, the Board intends to adopt a written code of conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website.

Risk Management

One of the key functions of the Board is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, the Board is responsible for monitoring and assessing strategic and regulatory risk exposure, including monitoring the Company’s compliance with cybersecurity and data protection rules and regulations, approving the Company’s budget after considering various risks such as risks associated with supply chain, suppliers and key service providers, if any. Our Board receives periodic reporting on cybersecurity and other business operational risks.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means, in light of the circumstances, to obtain:

•        information on the business advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

•        all other important information pertaining to such action.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•        refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or personal affairs;

•        refrain from any action that is competitive with the company’s business;

•        refrain from exploiting any business opportunity of the company to receive a personal gain for him or herself or others; and

•        disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages caused as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association.

An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or other distribution to shareholders. An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided that a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•        reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law and the Israeli Economic Competition Law, 5748-1988, or, the Competition Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•        financial liabilities imposed on the office holder in favor of a third party;

•        financial liabilities imposed in an administrative proceeding on the office holder in favor of a third party harmed by a breach, pursuant to certain provisions of the Israeli Securities Law and the Competition Law; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law and the Competition Law.

An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, also by the shareholders). However, regulations promulgated under the Companies Law allow the insurance of office holders without shareholder approval and it may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s stated compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or liabilities.

The Amended Articles allow us to exculpate, indemnify and insure our office holders for any act (including any omission) performed by virtue of being an office holder to the fullest extent permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We intend to purchase additional insurance coverage prior to the consummation of this offering.

We have entered into agreements with each of our directors and other office holders exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of the duty of care, and undertaking to indemnify them to the fullest extent permitted by law.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law requires that an office holder promptly disclose to the company and, in any event, not later than the board meeting at which the transaction is first discussed, any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction of the company (unless it is with respect to a transaction which is not an extraordinary transaction in which the officer holder’s relative has a personal interest as discussed below). A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest also includes the personal interest of a proxy holder voting shares even if the proxy giver does not have a personal interest in the matter and the personal interest of the proxy giver, whether or not the person voting the shares has discretion.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning a transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee generally may not (unless it is with respect to a transaction which is not an extraordinary transaction) be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof. In such case, shareholder approval is also required.

Controlling Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter at a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•        at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and are voting on the matter must be voted in favor of approving the transaction, excluding abstentions; or

•        the shares voted by shareholders who do not have a personal interest in the transaction that are voted against the transaction represent no more than 2% of the voting rights in the company.

In addition, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions, other than for the provision of services or concerning the terms of engagement or compensation, can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of office holders, see the section titled “Approval of the Compensation of Office Holders.”

Pursuant to regulations promulgated under the Companies Law, certain transactions, including with respect to compensation, with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval under certain conditions.

Approval of the Compensation of Office Holders

Directors.    Under the Companies Law, the compensation of a public company’s directors requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting.

If the compensation of directors is inconsistent with the company’s stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

•        at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting on such matter, are voted in favor of the compensation package, excluding abstentions; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive officers other than the chief executive officer.    The Companies Law requires the approval of the compensation of a public company’s executive officers (office holders, other than the chief executive officer and directors) of (i) the compensation committee, (ii) the board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation), provided that the compensation committee and the board of directors members have considered the criteria for determining compensation set forth in the compensation policy. However, in special circumstances, if the shareholders of the company do not approve a compensation arrangement with such executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after re-evaluation of the transaction in light of the shareholders’ objection.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief executive officer.    Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after re-evaluation of the transaction in light of the shareholders’ objection. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation).

The compensation committee may waive the shareholder approval requirement with regard to the compensation of a candidate for the chief executive officer position if the compensation committee determines that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have, on the date of his appointment or during the two-year period preceding his or her appointment, an “affiliation” (including an employment relationship, a business or professional relationship or control) with the company or a controlling shareholder of the company or a relative thereof and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising his or her rights and performing his or her obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

•        an amendment to the articles of association;

•        an increase in the authorized share capital;

•        a merger; and

•        the approval of related-party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder of the company or exercise any other rights available to him or her under the company’s articles of association with respect to the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Equity Incentive Plans

2016 Share Award Plan

The Gauzy Ltd. 2016 Share Award Plan, or the 2016 Plan, was adopted by the Board on May 15, 2016. The 2016 Plan provides for the grant of equity awards to our, or our affiliates’, employees, officers, directors, advisors, consultants and other eligible service providers. The purpose of the 2016 Plan is to attract and retain the best available personnel for positions of substantial responsibility, providing additional incentive to employees, officers, advisors and consultants and promoting a close identity of interests between those individuals and us and our affiliates.

Administration

The Board or compensation committee administers the 2016 Plan, or the Administrator. Under the 2016 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2016 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2016 Plan and take all other actions and make all other determinations deemed necessary or advisable for the administration of the 2016 Plan.

Eligibility and Participation

The Administrator selects the individuals who will participate in the 2016 Plan. Eligibility to participate is open to officers, directors, employees of, and consultants or advisors engaged by, us or our affiliates.

Types of Awards

The 2016 Plan enables the grant of options, shares and other awards, including restricted shares, restricted share units, share appreciation rights, performance shares and other share or cash awards as the Administrator may determine.

The 2016 Plan further provides for granting awards in compliance with Section 102 and Section 3(i) of the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, or ITO. Section 102 of the ITO, or Section 102, allows employees, directors and officers who are not controlling shareholders and who are considered Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards, subject to certain terms and conditions. Our non-employee consultants, service providers and controlling shareholders who are considered Israeli residents for tax purposes may be granted awards under Section 3(i) and certain other sections of the ITO, which do not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of awards to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of awards directly to the grantee. We have elected the “capital gain track” pursuant to Section 102(b)(2) or 102(b)(3) of the ITO for grants to eligible Israeli grantees as provided above, which may allow favorable tax treatment for such grantees.

Authorized Shares

As of the date of this prospectus, there are 394,927 ordinary shares reserved and available for issuance under the 2016 Plan. The maximum number of shares which may be granted under the 2016 Plan shall be determined by the Board from time to time. Ordinary shares subject to options granted under the 2016 Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2016 Plan.

Grants

All awards granted pursuant to the 2016 Plan are evidenced by a notice of grant, in a form approved by the Administrator. The notice of grant will set forth the terms and conditions of the award grant. Each award will expire 10 years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the Administrator.

Exercise

An option under the 2016 Plan may be exercised by providing us with a written or electronic notice of exercise and full payment of the exercise price for such shares with respect to which the option is exercised, in such form and method as may be determined by the Administrator and permitted by applicable law, and any other deliverable as may be stipulated in the option agreement.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2016 Plan, neither the awards nor any right in connection therewith are assignable or transferable.

Termination of Employment or Services

In the event of termination of a participant’s employment or service with us or any of our affiliates for any reason other than (i) for “cause” (as defined in the 2016 Plan) or (ii) due to such participant’s death or disability, all vested and exercisable options held by such participant as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the option as set forth in the award agreement (and, after such period, all unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2016 Plan). On the date of termination, all unvested options shall expire and the shares covered by such options shall revert to the 2016 Plan. Awards other than options which are unvested and/or the restrictions on which have not lapsed at the time of such termination shall expire and revert to the 2016 Plan.

In the event of termination of a participant’s employment or service with us or any of our affiliates due to such participant’s death or disability, all vested and exercisable options held by such participant as of the date of termination may be exercised by the participant, the participant’s legal guardian, the participant’s estate, or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, within 12 months after such date of termination, but in no event later than the date of expiration of the option as set forth in the award agreement. Any options which are unvested as of the date of death or disability or which are vested but not then exercised within the 12-month period following such date, will expire and the shares covered by such options will revert to the 2016 Plan. All awards granted to such participant, other than options, which are unvested and/or the restrictions on which have not lapsed at the time of such termination shall expire and revert to the 2016 Plan.

Notwithstanding any of the foregoing, if a participant’s employment or services with us or our affiliates is terminated for “cause,” all outstanding awards granted to such participant (whether vested or unvested) will terminate on the date of such termination and revert to the 2016 Plan.

In the event that a participant does not comply in full with any non-competition, non-solicitation, confidentiality or any other requirement of any agreement between us or our affiliates and the participant, the Administrator may refuse to allow the exercise of the options and the shares covered by such options shall again be available for issuance under the 2016 Plan.

Adjustments

In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the shares, rights issuances or any other increase or decrease in the number of issued shares effected without receipt of consideration by us (but not including the conversion of any of our convertible securities), the Administrator may make an appropriate adjustment in the number of shares related to each outstanding award, the number of shares reserved for issuance under the 2016 Plan and the exercise price per share of each outstanding option, provided, however, that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share, unless otherwise determined by the Administrator. Except as expressly provided herein, no issuance by us of shares of any class, or securities convertible into shares of any class, shall affect an award granted to a participant, and no adjustment by reason thereof shall be made with respect to the number or price of shares subject to an award.

Dissolution or Liquidation

In the event of our dissolution or liquidation, the Administrator shall determine the period of time in which a vested and exercisable option may be exercised, which, in no event, is less than 15 days prior to such transaction. Options that were not previously exercised will expire immediately prior to the consummation of such proposed action.

Merger or Acquisition

In the event of a sale of all or substantially all of our assets or shares, or a merger, acquisition, reorganization or other like transaction of us with or into another corporation where we are not the surviving company, or a scheme of arrangement for the purpose of effecting such sale, merger or other transaction, the Board shall have discretion to (i) cause any outstanding awards to be assumed or an equivalent award substituted by the successor company or one of its affiliates, (ii) in the event such awards are not assumed or substituted for, provide the participant the right to exercise the vested award as to all or part of the shares, including discretion to accelerate vesting of unvested awards and provide for cancellation of unvested awards upon closing of the transaction, and/or provide for cancellation of each outstanding award in exchange for payment for each vested share (by cash and/or securities), as determined by the Board, or (iii) provide that upon or prior to the completion of the transaction that the terms of any award will be otherwise amended, modified or terminated and/or that the award will confer the right to receive any other security or asset, including cash, as the Board shall deem to be appropriate.

Amendment and Termination

The Board may terminate, amend or modify the 2016 Plan at any time. The 2016 Plan is scheduled to expire on May 15, 2026, which is 10 years after its adoption by the Board, however, the 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 28, 2024 by:

•        each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of May 28, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 14,513,272 ordinary shares issued and outstanding as of May 28, 2024. Percentage of shares beneficially owned after this offering is based on the number of ordinary shares deemed issued and outstanding after this offering is based on 18,679,939 ordinary shares (based on shares issued and outstanding as of May 28, 2024), which includes the ordinary shares offered hereby but assumes no exercise of the underwriters’ option to purchase additional shares in this offering.

As of May 28, 2024 and based on their reported registered office, 10 of our shareholders were U.S. persons, holding in aggregate approximately 40.7% of our outstanding ordinary shares immediately prior to this offering. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Following the closing of this offering, all of our shareholders, including the shareholders listed below, will have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. See “Description of Share Capital — Rights Attached to Shares.” A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Gauzy Ltd., 14 Hathiya Street, Tel Aviv 6816914, Israel.

Name of beneficial owner		Percentage of ordinary shares beneficially owned
	Ordinary shares beneficially owned	Before offering	After offering
5% or Greater Shareholders
Entities affiliated with Ibex Partners, LLC(1)	3,527,545	23.7%	18.5%
Olive Tree V Limited Partnership(2)	1,318,180	9.1%	7.0%
Infinity Holding Ventures PTE. Limited(3)	1,401,910	9.3%	7.3%
Avery Dennison Israel Ltd.(4)	869,728	6.0%	4.6%
Blue-Red Capital Fund L.P.(5)	933,635	6.3%	4.9%
Directors and Executive Officers
Eyal Peso(6)	870,683	5.8%	4.5%
Adrian Lofer(7)	339,153	2.3%	1.8%
Meir Peleg(8)	42,266	*%	*%
Dudi Baruch(9)	14,459	*%	*%
Brittany Kleiman Swisa(10)	19,319	*%	*%
Hadas Talmi Mahler(11)	17,756	*%	*%
Michael Donnelly	—	—	—
Gal Gitter	—	—	—
Alexander Babitsky(12)	27,183	*%	*%
Danny Allouche	—	—	—
Ezriel Jesse Klein(13)	4,895	*%	*%
All directors and executive officers as a group (11 persons)	1,335,714	8.8%	6.9%

____________

*        Indicates ownership of less than 1%

(1)     Consists of (A) (i) 2,198,333 ordinary shares, (ii) options to purchase 9,791 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus, (iii) 200,541 ordinary shares issuable upon the conversion of warrants to purchase series D-1 preferred shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus and (iv) 257,430 ordinary shares issuable upon the conversion of the 2020 CLA upon the consummation of this offering, each held by Ibex Israel Fund LLLP (“Ibex Israel”), (B) 488,326 ordinary shares held by Ibex Partners (Gauzy) LP (“Ibex Gauzy”) and (C) 373,122 ordinary shares held by Ibex Partners (MW) LLLP (“Ibex MW”). Does not include options to purchase 3,266 ordinary shares held by Ibex Israel that are subject to a vesting schedule that will be accelerated and become immediately exercisable upon the closing of this offering. To the best of our knowledge, Ibex Israel, Ibex Gauzy and Ibex MW are managed by an investment committee from Ibex Investors LLC. As such, Ibex Investors LLC may be deemed to have voting and investment control over the shares held by Ibex Israel, Ibex Gauzy and Ibex MW. The address of the principal office of Ibex Investors LLC is 260 N. Josephine 3rd Floor, Denver, CO 80206.

(2)      Consists of (i) 1,276,039 ordinary shares, (ii) options to purchase 4,895 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus and (iii) 37,245 ordinary shares issuable upon the conversion of warrants to purchase series D-1 preferred shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus. Does not include options to purchase 1,633 ordinary shares that are subject to a vesting schedule that will be accelerated and become immediately exercisable upon the closing of this offering. To the best of our knowledge, Olive Tree V Limited Partnership is managed by an investment committee from Olive Tree Ventures. As such, Olive Tree Ventures may be deemed to have voting and investment control over the shares held by Olive Tree V Limited Partnership. The address of the principal office of Olive Tree V Limited Partnership is 121 Menachem Begin Rd., 61st Floor, Tel Aviv, Israel.

(3)      Consists of (A) (i) 833,153 ordinary shares, (ii) options to purchase 3,916 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus, (iii) 23,006 ordinary shares issuable upon the conversion of warrants to purchase series D-1 preferred shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus and (iv) 541,834 ordinary shares issuable upon the conversion of the 2020 CLA upon the consummation of this offering, each held by Infinity Holding Ventures PTE. Limited and

(B) 39,030 ordinary shares held by Waarde Capital B.V., which is an affiliate of Infinity Holding Ventures PTE. Limited. Does not include options to purchase 1,308 ordinary shares held by Infinity Holding Ventures PTE. Limited that are subject to a vesting schedule that will be accelerated and become immediately exercisable upon the closing of this offering. To the best of our knowledge, Infinity Holding Ventures PTE. Limited, is managed by its ultimate beneficial owners, Maxim Rubin, Ays Sharaev Boris Pokrovskiy and Alexei Prudnikov. As such, Mr. Rubin, Mr. Sharaev Mr. Pokrovskiy and Mr. Prudnikov may be deemed to have voting and investment control over the shares held by Infinity Holding Ventures PTE. Limited. The address of the principal office of Infinity Holding Ventures PTE. Limited is 53 Eastwood Drive, Singapore 486145.

(4)      Consists of (i) 790,079 ordinary shares, (ii) options to purchase 4,895 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus, (iii) 10,457 ordinary shares issuable upon the conversion of warrants to purchase series D-1 preferred shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus and (iv) 64,296 ordinary shares issuable upon the conversion of the 2020 CLA upon the consummation of this offering. Does not include options to purchase 1,633 ordinary shares that are subject to a vesting schedule that will be accelerated and become immediately exercisable upon the closing of this offering. Avery Dennison Israel Ltd. is a subsidiary of Avery Dennison Corp, a public company with its common stock listed on the New York Stock Exchange. To the best of our knowledge, Avery Dennison Corp may be deemed to have sole power to vote or dispose of the shares held by Avery Dennison Israel Ltd. The principal business address for Avery Dennison Israel Ltd. is Kibbutz Hanita, 2288500, Israel.

(5)      Consists of (i) 546,313 ordinary shares, (ii) warrants to purchase 61,437 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus, and (iii) 325,884 ordinary shares issuable upon the conversion of the 2020 CLA upon the consummation of this offering. To the best of our knowledge, Blue-Red Capital Fund L.P. is managed by an investment committee from Blue-Red Partners PTE Ltd. As such, Blue-Red Partners PTE Ltd. may be deemed to have voting and investment control over the shares held by Blue-Red Capital Fund L.P. The address of the principal office of Olive Tree V Limited Partnership is 780 3rd Ave #4400, New York, NY 10017.

(6)      Consists of (i) 368,244 ordinary shares, and (ii) options to purchase 502,439 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(7)      Consists of (i) 326,806 ordinary shares, and (ii) options to purchase 12,347 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(8)      Consists of options to purchase 42,266 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(9)      Consists of options to purchase 14,459 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(10)    Consists of (i) 1,229 ordinary shares, and (ii) options to purchase 18,090 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(11)    Consists of options to purchase 17,756 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus.

(12)    Consists of (i) 26,209 ordinary shares, and (ii) options to purchase 974 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus. Does not include options to purchase 329 ordinary shares that will be accelerated and become immediately exercisable upon the closing of this offering.

(13)    Consists of options to purchase 4,895 ordinary shares that are currently exercisable or will be exercisable within 60 days from the date of this prospectus. Does not include options to purchase 1,633 ordinary shares that are subject to a vesting schedule that will be accelerated and become immediately exercisable upon the closing of this offering.

Certain Relationships And Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See “Management — Agreements with Executive Officers.”

The employment agreements with our executive officers provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. Such notice periods ordinarily require 30 days advance notice, and in some cases 60 or 90 days. However, our employment agreements with each of Eyal Peso, our chief executive officer, and Adrian Lofer, our chief technology officer, provide for longer advance notice periods, each of 180 days (subject to our right, at our election, to reduce such notice period and pay for the remainder of the period in lieu of notice).

Options

Since our inception, we have granted our executive officers and certain of our directors options to purchase our ordinary shares. The terms of such awards may contain acceleration provisions upon certain transactions. See “Management — Equity Incentive Plans.”

Exculpation, Indemnification and Insurance

The Amended Articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them in advance from a breach of their duty of care to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Office Holders.”

Equity and Other Financings

November 2023 Note Purchase Agreement

In November 2023, we entered into the Note Purchase Agreement with Vision Lite, as the issuer, Gauzy Ltd., Gauzy USA Inc. and Gauzy GmbH, as the guarantors and the Note Purchaser, as purchaser, administrative agent and collateral agent. The sole beneficial owner of the Note Purchaser is a former member of our board of directors. Under the Note Purchase Agreement, the Note Purchaser extended a credit facility to Vision Lite, which is a $60.0 million commitment, that may be utilized and drawn down by way of issuance and sale of the 2023 Notes by an issuer to the Note Purchaser. As of the date of this prospectus, Vision Lite is the sole issuer, but Vision Lite may designate additional issuers pursuant to the Note Purchase Agreement. As of the date of this prospectus, $25.0 million of the Commitment has been utilized and drawn down. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — November 2023 Note Purchase Agreement” for more information.

Secondary Transactions

In September 2019, certain of our shareholders sold an aggregate of 342,934 of our ordinary shares at a purchase price of $7.365 per share, for an aggregate purchase price of approximately $2.5 million to Blue-Red Capital Fund & Affiliates.

In October 2020, Adrian Lofer, our chief technology officer, transferred 29,388 of our series B preferred shares to Blue-Red Capital Fund & Affiliates at a purchase price of $7.681 per share in connection with the settlement of a loan between them.

In February 2024, our chief executive officer, chief technology officer and certain other members of our executive management collectively sold in a privately negotiated transaction a number of ordinary shares representing less than 10% of their personal collective holdings to a number of our existing shareholders for an aggregate purchase price of approximately $3 million. All of the shares purchased and sold in this transaction are restricted securities and are not being registered pursuant to this prospectus and are subject to lock-up agreements with the underwriters of this offering that restrict the holders’ ability to transfer these shares for a period of 180 days from the date of this prospectus.

Preferred Equity Financings

Series C Preferred Share Financing

From September 2020 through January 2021, we sold an aggregate of 1,161,893 of our series C preferred shares at a purchase price of $15.320 per share, for an aggregate purchase price of approximately $17.8 million. Our series C preferred shares will automatically convert into ordinary shares immediately prior to the closing of this offering.

The following table summarizes the series C preferred shares purchased by an affiliate of a member of the Board and/or holders of 5% or more of our outstanding share capital as of the date of this prospectus.

Shareholder	Series C Convertible Preferred Shares	Total Purchase Price ($)
South Lake One LLC(1)	652,757	10,000,000
Blue-Red Capital Fund & Affiliates(2)	130,550	2,000,000
Infinity Holding Ventures PTE. Limited(3)	195,825	3,000,000
Avery Dennison Israel Ltd(4)	52,216	800,000

____________

(1)      South Lake One LLC is a holder of 5% or more of our share capital.

(2)      Blue-Red Capital Fund & Affiliates is a holder of 5% or more of our share capital. Mr. Ezriel Jesse Klein is the managing partner of Blue-Red Capital Fund, and a member of the Board. Blue-Red Capital Fund & Affiliates includes Blue-Red Capital Fund Holdings Limited and Blue-Red Capital Fund L.P.

(3)      Infinity Holding ventures PTE. Limited is a holder of 5% or more of our share capital. Mr. Alexander Babitsky was a Venture Partner at Waarde Capital B.V., which is an affiliate of Infinity Holding Ventures PTE. Limited, and Mr. Babitsky is a member of the Board.

(4)      Avery Dennison Israel Ltd. is a holder of 5% or more of our share capital. Mr. Danny Allouche is the Senior Vice President and Chief Strategy and Corporate Development Officer at Avery Dennison Israel Ltd., and a member of the Board.

Series D Preferred Share Financing

From January 2022 through March 2023, we sold an aggregate of 1,661,245 of our series D preferred shares at a purchase price of $31.08 per share, for an aggregate purchase price of approximately $51.6 million. Our series D preferred shares will automatically convert into ordinary shares immediately prior to the closing of this offering.

From January 2022 through March 2023, we issued warrants to purchase an aggregate of 1,079,809 of our series D-1 preferred shares to various investors in connection with the purchase of our series D preferred shares. The warrants were issued with an exercise price equal to $34.19 per share.

The following table summarizes the series D preferred shares purchased by an affiliate of a member of the Board and/or holders of 5% or more of our outstanding share capital as of the date of this prospectus.

Shareholder	Series D Convertible Preferred Shares	Total Purchase Price ($)
Ibex Israel Fund LLLP(1)	299,587	9,310,501
Blue-Red Capital Fund & Affiliates	43,439	1,350,000
Olive Tree V Limited Partnership	57,301	1,780,812
Infinity Holding Ventures PTE. Limited	35,395	1,100,000
Bensille International Limited	123,880	3,850,000
Chutzpah Holdings Limited	51,483	1,600,000

____________

(1)      Ibex Israel Fund LLLP is a holder of 5% or more of our share capital. Mr. Michael Donnelly is a partner at Ibex Israel Fund LLLP and Gal Gitter is a partner and managing director at Ibex Israel Fund LLLP, and members of the Board.

SAFE Financings

Series B Preferred SAFE

In November 2018, we entered into Simple Agreement for Future Equity agreements, or the Series B Preferred SAFE Financing, with investors, or the Series B Preferred SAFE Investors, pursuant to which we obtained funding, including during 2019, in the aggregate amount of approximately $2,500,000 in exchange for our agreement to issue to the Series B Preferred SAFE Investors convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon the occurrence of a subsequent equity financing.

The following table summarizes parties related to us that participated in the Series B Preferred SAFE Financing:

Shareholder	Series B Convertible Preferred Shares	Total Investment Amount ($)
Eyal Peso	33,190	248,906.80
Adrian Lofer	29,388	220,390,70
Ibex Partners (Gauzy) LP(1)	43,913	329,318.20
Ibex Israel Fund LLLP	85,144	638,517.20
Ibex Partners (MW) LLLP(2)	33,550	251,606.90
Infinity Holding Ventures PTE. Limited	29,695	222,695.70
Alexander Babitsky(3)	7,367	55,254.08
Olive Tree V Limited Partnership	71,115	533,310.50

____________

(1)      Related party of Ibex Israel Fund LLLP

(2)      Related party of Ibex Israel Fund LLLP

(3)      Mr. Alexander Babitsky, was a Venture Partner at Waarde Capital B.V., which is an affiliate of Infinity Holding Ventures PTE. Limited, and Mr. Babitsky is a member of the Board. Infinity Holding Ventures PTE. Limited is a holder of 5% or more of our share capital.

In November 2019, we issued 333,366 Series B preferred shares to the Series B Preferred SAFE Investors pursuant to the Simple Agreement for Future Equity agreements entered into as part of the Series B Preferred SAFE Financing.

Series C Preferred SAFE

In March 2019, we entered into Simple Agreement for Future Equity agreements, or the Series C Preferred SAFE Financing, with an investor, or the Series C Preferred SAFE Investor, pursuant to which we obtained funding for an aggregate of $1 million in exchange for our agreement to issue to the Series C Preferred SAFE Investor convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon the occurrence of a subsequent equity financing.

In connection with the issuance of the series C preferred shares in September 2020, we issued 14,862 series C preferred shares to the Series C Preferred SAFE Investor pursuant to the Simple Agreement for Future Equity agreement entered into as part of the Series C Preferred SAFE Financing.

Additional Series C Preferred SAFE

In March 2020, we entered into a Simple Agreement for Future Equity agreement, or the Additional Series C Preferred SAFE Financing, with an investor, or the Additional Series C Preferred SAFE Investor, pursuant to which we obtained funding in an aggregate amount of $900,000 in exchange for our agreement to issue to the Additional Series C Preferred SAFE Investor convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon the occurrence of a subsequent equity financing.

In connection with the issuance of the series C preferred shares in September 2020, we issued 58,746 series C preferred shares and, in April 2021, we issued 3,943 series C preferred shares to the Additional Series C Preferred SAFE Investor pursuant to the Simple Agreement for Future Equity agreement entered into as part of the Additional Series C Preferred SAFE Financing.

Series D Preferred SAFE

In September 2021, we entered into Simple Agreement for Future Equity agreements, or the Series D Preferred SAFE Financing, with investors, or the Series D Preferred SAFE Investors, pursuant to which we obtained funding in an aggregate amount of $3,000,000 in exchange for our agreement to issue to the Series D Preferred SAFE Investors convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon occurrence of a subsequent equity financing.

The following table summarizes persons related to us that participated in the Series D Preferred SAFE Financing:

Shareholder	Series D Convertible Preferred Shares	Total Investment Amount ($)
Ibex Israel Fund LLLP	31,965	1,000,000
South Lake One LLC	31,965	1,000,000
Olive Tree V Limited Partnership	15,982	500,000
Avery Dennison Israel Ltd.	15,982	500,000

In connection with the issuance of the series D preferred shares in January 2022, we issued 95,901 series D preferred shares pursuant to the Simple Agreement for Future Equity agreements entered into as part of the Series D Preferred SAFE Financing. In connection with the Series D Preferred SAFE Financing, we also issued warrants to purchase 62,337 series D-1 preferred shares.

Convertible Loan Agreements

From January 2020 through March 2020, we entered into convertible loan agreements with lenders pursuant to which we obtained funding in the aggregate amount of $5,550,000, or the 2020 Convertible Loan Agreements Financing. Pursuant to the terms of the convertible loan agreements, at the discretion of the lenders, the loan is repayable in cash or shall be converted into shares of our most senior class of preferred shares at the time of conversion. In addition, we issued to the applicable lender warrants to purchase shares of our most senior class of preferred shares (i.e., our series C preferred shares) at the time of repayment with an exercise price equal to $10.72 per share, provided that the loan is repaid in cash. Under the CLA Amendment, such warrants are immediately exercisable until the earlier of (i) the second anniversary of the repayment of the loan or the conversion thereof in accordance with the terms of the 2020 Convertible Loan Agreements, as amended; and (ii) immediately prior to, and subject to the closing of, an IPO or a SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to this offering).

In connection with the CLA Amendment, each of the two remaining CLA Lenders received additional warrants to purchase an aggregate of 3,895 of our series D preferred shares exercisable at a price per share equal to $136.46. The additional warrants are exercisable until the earlier of (i) the closing of an IPO or a SPAC Transaction (as defined in our articles of association in effect prior to this offering) or (ii) the 10th anniversary of the repayment of the loan or conversion thereof.

The following table summarizes persons related to us that participated in the 2020 Convertible Loan Agreements Financing:

Shareholder	Series C Convertible Preferred Shares	Total Investment Amount ($)
Avery Dennison Israel Ltd.	15,008	200,000
Blue-Red Capital Fund & Affiliates		2,000,000
Ibex Israel Fund LLLP		350,000

In connection with the issuance of the series C preferred shares in September 2020 and in January 2021, a portion of the loans made under the 2020 Convertible Loan Agreements Financing was converted into an aggregate of 232,033 series C preferred shares.

In March 2023, we entered into the 2023 Convertible Loan Agreement with several lenders pursuant to which the lenders loaned us a sum of $38.9 million. The 2023 Convertible Loan Agreement was issued with warrants to purchase shares of the most senior class of our shares existing immediately prior to the exercise of such warrant and bear 12% annual interest, which shall be due and payable upon repayment or upon the conversion of the lender’s loan amount into the 2023 CLA Shares upon the occurrence of the following events: (i) an IPO (as defined in the 2023 Convertible Loan Agreement), (ii) a Deemed Liquidation (as defined in the 2023 Convertible Loan Agreement), (iii) a Qualified Financing (as defined in the 2023 Convertible Loan Agreement), (iv) an optional conversion, including in the event of a repayment of the loan amount, at the lender’s election or (v) at the lender’s election if not earlier converted prior to the third anniversary of the disbursement date of the loan proceeds with respect to such lender. The 2023 CLA Shares shall be a newly created series of our preferred equity having such rights and privileges as our then most recently authorized series of preferred equity with the additional rights as set forth in the 2023 Convertible Loan Agreement. In March 2024, we entered into an amendment to the 2023 Convertible Loan Agreement pursuant to which the maximum loan amount was raised to $40,000,000 and the Board was given authority under certain circumstances to determine that certain lenders qualify as Significant Lenders and/or Overallotment Lenders (as such terms are defined in the 2023 Convertible Loan Agreement and the warrants issued thereunder).

The following table summarizes persons related to us that participated in the 2023 Convertible Loan Agreement Financing:

Shareholder	Total Investment Amount ($)
Ibex Israel Fund LLLP	2,500,000
Blue-Red Capital Fund & Affiliates	1,092,836
Infinity Holding Ventures PTE. Limited(1)	7,700,000
Avery Dennison Israel Ltd.	700,000

____________

(1)      The Total Investment Amount includes $5,700,000 invested by Waarde Capital B.V., which is an affiliate of Infinity Holding Ventures PTE. Limited.

Distribution Agreement

In December 2014, and as amended in September 2017, February 2021 and September 2022, we entered into an exclusive joint product agreement, or the JPA, with Avery Dennison Israel Ltd., or ADI. According to the JPA, ADI has the exclusive right to manufacture for us products based on the PDLC technology that are retrofitted onto glass, worldwide, or the Retrofitted Products, as well as an exclusive right to distribute and sell the Retrofitted Products to certain specific third parties and the exclusive right to manufacture and sell the wet application Retrofitted Products, worldwide. SPD film and PDLC film for embedded and laminated glass products are specifically excluded from the exclusivity right. In addition, we may not engage with any other manufacturer to produce the Retrofitted Products and may not sell or distribute the Retrofitted Products to certain specified third parties other than through or in cooperation with ADI.

Rights of Appointment Pre-IPO

The Board currently consists of seven directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders, including our related parties, had rights to appoint members of the Board. See “Management — Arrangements for Election of Directors and Members of Management.”

All rights to appoint directors and observers under our articles of association in effect prior to this officer will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual general meeting of our shareholders at which the term of their class of director expires. The right of the Note Purchaser to appoint one non-voting observer to the Board under the Note Purchase Agreement shall continue to be in effect until the repayment of the 2023 Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — November 2023 Note Purchase Agreement” for more information.

Investors’ Rights Agreement

Pursuant to our amended and restated investor’s rights agreement, or IRA, dated May 15, 2024, among other things, certain holders of our share capital, including entities affiliated with Ibex Israel Fund LLLP, Olive Tree V Limited Partnership, Infinity Holding Ventures PTE, Avery Dennison Israel Ltd., Blue-Red Capital Fund and South Lake One LLC, have the right to demand that we file a registration statement or request that their ordinary shares be included in a registration statement that we are otherwise filing. See the section titled “Registration Rights” below for more information regarding these registration rights.

Registration Rights

Following this offering, certain of our shareholders or their transferees will be entitled to certain rights with respect to registration of their ordinary shares under the Securities Act. These rights are provided under the terms of the IRA, and include incidental (piggyback) registration rights, demand registration rights and Form F-3 registration rights. Each shareholder entitled to registration rights may assign its rights under the IRA to any transferee or assignee of all or part of the ordinary shares held by such shareholder, subject to certain conditions. The registration of ordinary shares by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

In any registration made pursuant to the IRA, all reasonable fees, costs and expenses of underwritten registrations will be borne by us (subject to certain limitations, as specified in the IRA) and all underwriters’ discounts and commissions in respect of the sale of shares shall be borne by the holders of the shares being registered. Additionally, we have agreed to indemnify selling shareholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact required to be made in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by us of securities laws, subject to certain exceptions.

The registration rights terminate five years following the completion of this offering.

Incidental (Piggyback) Registration Rights

Under the terms of the IRA, if we register any of our securities under the Securities Act for public sale (other than in a registration described below under “Demand Registration Rights” or “Form F-3 Registration Rights”), certain holders of our ordinary shares that we expect will hold approximately 20% of our ordinary shares on a fully diluted basis as of the closing of this offering will have the right to include their ordinary shares in the registration statement. However, this right does not apply to a registration relating solely to employee benefit plans or a registration relating to an SEC Rule 145 transaction on Form F-4 or similar forms. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be reduced, first, to the holders of the ‘preferred registerable shares’ (as defined in the IRA) pro rata among these holders, according to the total amount of securities entitled to be included by each such holder (provided that the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement) and, second to other holders of our ordinary shares as specified in the IRA. The number of occurrences of registrations under such right is unlimited.

Demand Registration Rights

Under the terms of the IRA, at any time (i) beginning six months following the closing of this offering, or (ii) following the closing of this offering and prior to the passage of six months following the closing of this offering, subject to the lock-up restrictions imposed by the underwriters in connection with this offering (which restrictions may be waived by the underwriters), we will be required, upon the written request of holders of a majority of the ‘preferred registerable shares’ (as defined in the IRA) that are entitled to registration rights under the IRA, to register, as soon as practicable, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $5 million. We expect that the holders of the ‘preferred registerable shares’ will hold approximately 23.27% of our ordinary shares on a fully diluted basis as of the closing of this offering. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone the filing of a registration statement once for up to 90 days in a 12-month period if the Board determines that the filing would be seriously detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the IRA.

Form F-3 Registration Rights

Under the terms of the IRA, following the completion of this offering, certain holders of our ordinary shares that we expect will hold approximately 20% of our ordinary shares on a fully diluted basis as of the closing of this offering will be entitled to Form F-3 registration rights. The holders having such registration rights can request that we register all or part of their shares on Form F-3 if we are eligible to file a registration statement on Form F-3 and if the aggregate price to the public of the shares offered is at least $2 million. We are only required to file two registration statements pursuant to the exercise of these Form F-3 registration rights in any 12-month period. We may postpone the filing of a registration statement on Form F-3 no more than once during any 12-month period, for a period of not more than 90 days, if the Board determines that the filing would be seriously detrimental to us. We are not required to effect a registration on Form F-3 under certain additional circumstances specified in the IRA.

Agreements with Research Frontiers Incorporated

In September 2018, we entered into a subscription agreement with RFI, or the 2018 Subscription Agreement, pursuant to which we purchased 1,086,956 shares of common stock of RFI at a price of $0.92 per share, for an aggregate subscription price of $1,000,000. For each two shares purchased, we received a warrant to purchase one share of common stock in RFI. All of such warrants issued under the 2018 Subscription Agreement were exercised as of May 2019 on a cashless basis.

Separately, in May 2019, we entered into another subscription agreement with RFI, or the 2019 Subscription Agreement, pursuant to which we purchased 724,638 shares of common stock of RFI at a price of $1.38 per share, for a total subscription price of $1,000,000. For each two shares purchased under the 2019 Subscription Agreement, we received a warrant to purchase one share of common stock in RFI, or total warrants to purchase 362,319 shares, all of which are currently outstanding.

As a result of our investments, we currently beneficially own 1,838,824 shares of RFI, which according to the Proxy Statement filed by RFI on April 28, 2023, represents 5.5% of RFI’s common stock.

In addition, each of Gauzy Ltd. and Vision Systems has entered into a license agreement with RFI. For more information regarding the license agreements, see “Business — Intellectual Property — Licenses with Research Frontiers, Inc.”

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of the Amended Articles are summaries and do not purport to be complete. A form of the Amended Articles will be filed with the SEC as an exhibit to our registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

Share Capital

As of May 14, 2024, we had 17,865,497 authorized ordinary shares, par value NIS 0.23, of which 2,308,142 ordinary shares were issued and outstanding as of such date. Under the Amended Articles, which will come into effect upon the closing of this offering, our registered share capital will consist of 49,200,191 ordinary shares, no par value, of which 18,515,675 shares will be issued and outstanding. All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and are not subject to preemptive rights. All ordinary shares have identical voting and other rights in all respects.

Warrants

From August 2020 through December 2021, we issued warrants to purchase up to an aggregate of 45,740 of our most senior preferred shares existing as of a date determined pursuant to the terms thereof to lenders in connection with a number of loan agreements. The warrants are exercisable for eight years from their date of issuance, and will be exercisable into 45,740 ordinary shares following the closing of this offering, if not exercised prior to the closing of this offering.

From January 2022 through September 2022, we issued warrants to purchase an aggregate of up to 1,217,455 of our series D-1 preferred shares which are exercisable for five years from their date of issuance, and will be exercisable into up to 1,217,455 ordinary shares following the closing of this offering, if not exercised prior to the closing of this offering.

Under the CLA Amendment, the warrants we issued in connection with the 2020 Convertible Loan Agreements to the two remaining CLA Lenders provides for the purchase of an aggregate 17,103 of our series D preferred shares which are exercisable until the earlier of (i) the second anniversary of the repayment of the loan or the conversion thereof in accordance with the terms of the 2020 Convertible Loan Agreements; and (ii) immediately prior to, and subject to the closing of, an IPO or a SPAC Transaction (as defined in our amended and restated articles of association immediately in effect prior to this offering).

In connection with the 2023 Convertible Loan Agreement we issued warrants to purchase up to an aggregate of 1,876,575 of the most senior class of our shares existing immediately prior to the exercise of such warrants which are exercisable for five years from the date of the conversion or repayment of the lender’s loan amount, and will be exercisable into 1,876,575 ordinary shares following the closing of this offering, In connection with the closing of the this offering, we expect 469,143 ordinary shares to be issued upon the exercise of such warrants.

In connection with the Note Purchase Agreement, we issued (i) D-5 Warrants to purchase 686,401 series D-5 preferred shares and (ii) D-6 Warrants to purchase 274,559 series D-6 preferred shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — November 2023 Note Purchase Agreement,” for additional information regarding these warrants.

In connection with the 2024 Note Purchase Agreement and 2024 NPA Amendment, we issued the 2024 Note Purchaser Warrants to purchase up to 682,282 series D-5 preferred shares of the Company (and from and after this offering, such number of ordinary shares of the Company that the aforementioned number of preferred D-5 shares would have converted into upon the consummation of this offering if issued prior to this offering). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — OIC 2024 Note Purchase Agreement,” for additional information regarding these warrants.

Preferred Shares

Upon the closing of this offering, other than as described below with respect to our series D preferred shares and series D-1 preferred shares, all of our redeemable convertible preferred shares outstanding will automatically convert into an aggregate of ordinary shares on a one-to-one basis, and will have no further preferences, privileges or priority rights of any kind. Following the closing of this offering, no preferred shares will be authorized under the Amended Articles.

Upon the closing of this offering, all of our outstanding redeemable convertible series D preferred shares (including all sub-classes) will automatically convert into an aggregate of ordinary shares.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 514335967. Our affairs are governed by our amended and restated articles of association, the Companies Law and other applicable Israeli law. Our purpose as set forth in the Amended Articles is to engage in any lawful act or activity.

The Powers of the Directors

The Board shall direct our policy and shall supervise the performance of our Chief Executive Officer and his or her actions. The Board may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our ordinary shares confer upon the holders thereof:

•        equal rights to attend and to vote at all of our general meetings, whether annual or special, with each ordinary share entitling the holder thereof, which attends the meeting and participates in the voting, either in person or by proxy, to one vote;

•        equal rights to participate in the distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

•        equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Dividend and distribution rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Amended Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the Board.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not already reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if the Board and, if applicable, the court, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets legally available for distribution will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Election of Directors

Under the Companies Law and the Amended Articles, our business and affairs will be managed under the direction of the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, the Board, subject to the employment agreement that we have entered into with him or her. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under the Amended Articles, the number of directors on the Board is determined by the Board and will be no less than three and no more than 11 directors and, other than external directors, if any, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2025 and after, each year the term of office of only one class of directors will expire.

Upon the closing of this offering, our directors will be divided among the three classes as follows:

•        the Class I directors are Gal Gitter and Alexander Babitsky, and their terms will expire at our annual general meeting of shareholders to be held in 2025;

•        the Class II directors, are Michael Donnelly and Ezriel Jesse Klein, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

•        the Class III directors will be Eyal Peso and Danny Allouche, and their term will expire at our annual meeting of shareholders to be held in 2027.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the annual general meeting shall be determined by the Board in its discretion, and (ii) in the event that the Board does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the annual general meeting in person or by proxy and voting on the election of directors (which means that the nominees receiving the largest number of “for” votes (up to the number of board seats being filled in such election) will be elected, provided that in the event of a tie, nominees proposed by the Board shall be given precedence over alternative nominees). In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on the Board until the third annual general meeting following such election or re-election or until they are removed at a general meeting of our shareholders in accordance with the Amended Articles or upon the occurrence of certain events in accordance with the Companies Law and the Amended Articles. In addition, the Amended Articles provide that vacancies on the Board may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by the Board. Under the Amended Articles, the approval of the holders of at least 55% of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision shall require the approval of at least 55% of the total voting power of our shareholders.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by the Board, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Under Israeli law, as a company whose shares are listed for trading on an exchange outside of Israel, the Board may call special meetings upon the written request of (i) two or more of our directors, (ii) one-quarter or more of the serving members of the Board or (iii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting rights or (b) 10% or more of our outstanding voting rights.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights in a company may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future (or, with respect to a company whose shares are listed for trade on an exchange outside of Israel, 5% if the matter is the appointment or removal of a director), provided that it is appropriate to discuss such a matter at the general meeting. The Amended Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the Board, which as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Under Israeli law, resolutions regarding the following matters must be passed at a general meeting of shareholders:

•        amendments to the company’s articles of association;

•        the exercise of the board of director’s powers by a general meeting if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for the proper management of the company;

•        appointment, fees or termination of the auditors, if the shareholders have not delegated their authority to set the fees for the auditors to the board of directors;

•        appointment of external directors, if applicable;

•        approval of related-party transactions requiring general meeting approval pursuant to the provisions of the Companies Law;

•        increases or reductions of the company’s authorized share capital; and

•        a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be generally provided at least 21 days prior to the meeting, and if the agenda of the meeting includes, among others, the appointment or removal of directors, the approval of certain related-party transactions or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and the Amended Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to the Amended Articles, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 33⅓% of the total voting power of our ordinary shares, provided, however, if any general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors, then the requisite quorum will consist of two or more shareholders, present in person or by proxy, who hold or represent at least 25% of the total voting power of our ordinary shares (for so long as such 25% quorum is permitted under stock exchange rules and regulations applicable to us, and if not so permitted, then the above 33⅓% quorum shall apply). The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine; provided that in the case of a meeting called at the request of serving members of the Board or shareholders, as described above, or by an Israeli court, the meeting shall be canceled if a quorum is not present. At a reconvened meeting, subject to applicable law and stock exchange rules and regulations, any number of shareholders present in person or by proxy shall constitute a quorum.

If a special general meeting was called at the request of a shareholder, and within half an hour of an adjourned meeting a legal quorum is not present, the meeting shall be cancelled.

Adoption of Resolutions

The Amended Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or the Amended Articles, or the Nasdaq rules, to the extent applicable. A shareholder may vote in a general meeting in person or by proxy.

Under the Companies Law, certain actions require the approval of a special majority vote, including: (i) an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder with our company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management — Approval of Related Party Transactions under Israeli Law.”

Under the Amended Articles, the approval of the holders of at least 55% of the total voting power of our shareholders is generally required to remove any of our directors from office, to amend the provision relating to dismissal or removal of any of our directors from office, or certain other provisions regarding our staggered board, shareholder proposals, special approval requirements, director vacancies, the size of our board and plurality voting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of our company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Changing Rights Attached to Shares

Under the Amended Articles, the rights, privileges or preferences of any class of our shares may be modified or cancelled by the Company.

An increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to modify or derogate or cancel the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Shares in Our Company

Our fully paid-up ordinary shares are issued in registered form and may be freely transferred under the Amended Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of the Nasdaq. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by the Amended Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.

Acquisitions under Israeli Law

Merger

The Companies Law includes provisions that govern a merger transaction. Under the Companies Law, the board of directors of each company that is a party to the merger must approve the merger and, unless certain requirements described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger must approve the merger, and, in the case of the target company, also a majority of each class of its shares. Pursuant to the Companies Law, the board of directors of a merging company is required to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial condition of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If, however, the merger involves a merger with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver the merger proposal to its secured creditors and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

Special Tender Offer

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company if there is no holder of 25% or more of the voting rights in the company or (2) the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (2) was from a shareholder holding 25% or more of the voting rights in the company which resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. In general, a special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the purchaser and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or may abstain from expressing an opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, may be liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Shares acquired in contradiction of the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a certain class of shares thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). In general, if (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding shares of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If a full tender offer is not accepted, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Shares acquired in contradiction of the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Antitakeover Provisions

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares will be authorized under the Amended Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to the Amended Articles, which requires the prior approval of our shareholders. The convening of the meeting, the shareholders entitled to participate in and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and the Amended Articles, as described above in “— Shareholder Meetings.” In addition, as disclosed under “— Election of Directors,” we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of the Board.

Access to Corporate Records

Under the Companies Law, shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Borrowing Powers

Pursuant to the Companies Law and the Amended Articles, the Board may exercise all powers and take all actions that are not required under law or under the Amended Articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Exclusive Forum

The Amended Articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of the Amended Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The Amended Articles also provide that unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duties owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Amended Articles will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with such laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of the Amended Articles described above.

Changes in Capital

The Amended Articles enable us to increase or reduce our authorized share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both the Board and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is 212.828.8436.

Listing

We have applied to list our ordinary shares on the Nasdaq under the symbol “GAUZ.” This offering is contingent on the listing of our ordinary shares on the Nasdaq.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise in full their option to purchase additional ordinary shares with respect to this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of 9,870,586 ordinary shares outstanding upon the closing of this offering. Of these shares, the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our ordinary shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Eligibility of Restricted Shares for Sale in the Public Market

Approximately 14,513,272 of our ordinary shares will be eligible for resale pursuant to Rule 144 after 90 days following the pricing of this offering as follows:

•        with respect to non-affiliates of our company who will hold approximately 10,263,239 ordinary shares upon the consummation of this offering, following the expiration of a non-affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144; and

•        with respect to affiliates of our company who will hold approximately 4,250,033 ordinary shares upon the consummation of this offering, following the expiration of an affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144, and subject to the volume, manner of sale and other limitations under Rule 144 applicable to securities held by affiliates.

In each case, the shares will also be subject to the contractual restrictions arising under the lock-up agreements described below.

All of the ordinary shares sold in this offering will be eligible for immediate sale upon the closing of this offering.

Lock-Up Agreements

Our directors, executive officers and holders of greater than 95% of our outstanding ordinary shares or our ordinary shares issuable upon the exercise of options and warrants have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of Barclays Capital Inc., which may, in its sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement. These agreements are described below under the section captioned “Underwriters.” Upon the expiration of the applicable lock-up restrictions, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations described in this section.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our ordinary shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfilment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

•        1% of the number of ordinary shares then outstanding; or

•        the average weekly trading volume of our ordinary shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six-month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the 90 days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our incentive option plans or other written agreements before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (see “Shares Eligible for Future Sale — Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•        persons other than affiliates, without restriction; and

•        affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Registration Rights

We have granted demand, “piggy-back” and Form F-3 registration rights to certain of our shareholders to register our ordinary shares for resale. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates. For a further description of these rights, see “Certain Relationships and Related Party Transactions — Registration Rights.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Material Israeli Tax Considerations and Government Programs

The following is a brief summary of certain material provisions of Israeli income tax laws applicable to us. This section also contains a brief summary of material Israeli income tax consequences concerning the purchase, ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor or particular investment circumstances or to certain types of investors subject to special treatment under Israeli law. Examples of such investors include Israeli residents, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that this discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

Taxation of our Company

Corporate Tax

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. However, the corporate tax rate applicable to a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Real Capital Gains (as defined below) derived by an Israeli resident company are generally subject to the prevailing corporate tax rate. Under the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Industry Encouragement Law and the regulations promulgated thereunder provide that an “Industrial Company” is an Israeli-resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, dividends and interest and linkage differentials, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” as defined in the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•        amortization of the cost of purchased patents, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing with the year in which the Industrial Company began to use them;

•        under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•        expenses related to a public offering are deductible in equal amounts over three years commencing in the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we have qualified or will qualify in the future as an Industrial Company and there can be no assurance that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

The Ordinance allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

•        the research and expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        the research and development are for the development or promotion of the company; and

•        the research and development are carried out by or on behalf of the company.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time, we may apply to the IIA for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that any such application will be approved.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment is made. To qualify for these incentives, we have to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

The Preferred Enterprise Incentives Regime — the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its Preferred Income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of

8%, or 5% if the Special Preferred Enterprise is located in a specified development zone. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations -0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals -20%, (iii) non-Israeli residents (individuals and corporations) -20%, subject to a reduced tax rate as may be provided under the provisions of an applicable tax treaty (in each case, subject to the receipt in advance of a valid certificate from the ITA allowing for such 20% rate or such lower treaty tax rate).

The Technological Enterprise Incentives Regime — the 2017 Amendment

The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment applies to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the research and development, or R&D, expenses in the three years preceding the relevant tax year were at least 7% on average of the company’s annual turnover or exceeded NIS 75 million in each such year, and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million was previously made in the company and the company did not change its line of business; (c) growth in income by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years. A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition belongs to a “Group” with annual consolidated revenues above NIS 10 billion.

Preferred Technological Enterprises enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale received prior approval from the IIA.

“Special Preferred Technological Enterprises” enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, Special Preferred Technological Enterprises enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid certificate from the ITA allowing for such 20% rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or non-Israeli shareholders, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, would apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the tax rate will be 4% or such lower rate as may be provided in an applicable tax treaty (in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such 4% rate or lower treaty tax rate).

We believe that we may be eligible for the tax benefits under the 2017 Amendment as a Preferred Technological Enterprise, but there is no assurance that we will meet all the terms and conditions required under the Investment Law that will allow us to enjoy any tax benefits under the Investment Law.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under Israeli domestic law or under an applicable tax treaty between Israel and the seller’s country of residence. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is currently not subject to tax in Israel. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who, alone or together with such person’s relatives or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or the power to direct the actions of someone who holds any of the aforesaid rights, regardless of the source of such right. Real Capital Gain derived by corporations generally is subject to tax at the prevailing corporate tax rate, which is currently 23%.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax if, among other conditions, the shares were not held through or attributable to a permanent establishment that the non-resident maintains in Israel (and certain other conditions are met). However, a non-Israeli “Body of Persons” (as defined in the Ordinance, and includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares of an Israeli resident company by a non-Israeli resident may be exempt from such Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from such Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributable (as determined under the U.S.-Israel Tax Treaty) to a permanent establishment that such Treaty U.S. Resident has in Israel; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of such company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the Treaty U.S. Resident would be subject to Israeli taxes (unless exempt under Israeli domestic law as described above).

Regardless of whether or not non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is a “substantial shareholder,” as defined above, at the time of the distribution or at any time during the preceding 12-month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for such relief is obtained in advance). Dividends paid on publicly traded shares, like our ordinary shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a “substantial shareholder”), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for such reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technological Enterprise, or such lower rate as may be provided under an applicable tax treaty (provided that a certificate from the ITA allowing for such 20% withholding tax rate or lower treaty rate is obtained in advance).

As discussed above, a reduced tax rate on dividends may be available under an applicable treaty (provided that a certificate from the ITA allowing for such lower treaty rate is obtained in advance). For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, a maximum rate of 12.5% applies to withholding tax on dividends that are paid by an Israeli corporation to a U.S. corporation holding 10% or more of the outstanding voting capital of an Israeli corporation throughout the tax year in which the dividend is distributed as well as during the previous tax year, provided that not more than 25% of the gross income of the Israeli corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the U.S.-Israel Tax Treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to the company’s gross income for the previous year (as discussed in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or Preferred Technological Enterprise, and partly to other sources of income, the withholding rate could be a blended rate reflecting the relative portions of the two types of income.

We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident that receives dividends from an Israeli resident from which the full tax was deducted will generally be exempt from filing a tax return in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the non-Israeli resident; (ii) the non-Israeli resident has no other taxable sources of income in Israel; and (iii) the non-Israeli resident is not subject to surtax (as explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law currently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, held for investment). Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations, or the Medicare contribution tax on net investment income. In addition, this discussion does not address special U.S. federal income tax considerations that may be relevant to a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to any U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trust or grantor trust; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) regulated investment companies; or (10) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the stock of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We have never paid, and do not intend to pay, dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period.

The amount of a distribution with respect to our ordinary shares will be equal to the amount of the fair market value of any property distributed increased by the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the gross income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, whether or not the payment is converted into U.S. dollars at that time, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Treasury regulations, or Foreign Tax Credit Regulations, that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction (although the IRS has provided temporary relief from the application of certain aspects of these regulations until further notice or guidance). U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition (or on the date of settlement of the sale, if certain conditions are met or elections are made), if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Certain non-corporate holders, including individuals, who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. As a result, if there are any foreign taxes imposed on any gain, the U.S. Holder may not be able to utilize foreign tax credit with respect to such taxes. Additionally, as discussed above, the Foreign Tax Credit Regulations may further limit your ability to claim such a foreign tax credit, depending on the nature of such foreign tax. U.S. Holders should consult their tax advisors concerning foreign tax credits.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•        75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

•        At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Cash is treated as generating passive income.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually after the close of each taxable year, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the offering price of our ordinary shares in this offering and the subsequent trading value of our ordinary shares, which may fluctuate significantly. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, unless a U.S. Holder validly makes one of the elections discussed below, such U.S. Holder would, upon receipt of certain “excess distributions” (described below) by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated rateably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as “excess distributions.” In addition, if we are a PFIC and we own directly or indirectly equity in any company that is also a PFIC, or a lower-tier PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such lower-tier PFIC.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a

QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election generally will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. A mark-to-market election may not be available with respect to a lower-tier PFIC.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to furnish its correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Information reporting generally will apply to distributions on, and proceeds from a disposition of our ordinary shares made within the United States or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

UNDERWRITING

Barclays Capital Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
Barclays Capital Inc.
TD Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated
B. Riley Securities, Inc.
Beech Hill Securities, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $               per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2,274,481 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $1,500,000.

Option to Purchase Additional Ordinary Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 625,000 additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.

Indication of Interest

In addition OIC Growth Fund has indicated an interest to purchase, directly or by way of an affiliate, up to 833,333 of ordinary shares in this offering, which represents no more than 20% of the total ordinary shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ordinary shares in this offering to this investor, or this investor may determine to purchase more, less or no ordinary shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any ordinary shares purchased by this investor as they will on any other ordinary shares sold to the public in this offering.

No Sales of Similar Securities

We, our executive officers and directors and holders of substantially all of our outstanding ordinary shares or our ordinary shares issuable upon the exercise of options and warrants have agreed, pursuant to lock-up agreements and subject to certain exceptions, not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days, after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc., provided that if such written consent is with respect to one of our officers or directors, subject to compliance with the notification requirements under FINRA Rule 5131, Barclays Capital Inc. will notify us of the impending release or waiver at least three business days before the release or waiver, and as required by FINRA Rule 5131, we have agreed to announce the impending release or waiver at least two business days before the release or waiver.

Nasdaq Global Market Listing

We expect the ordinary shares to be approved for listing on the Nasdaq, subject to notice of issuance, under the symbol “GAUZ.”

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•        the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•        our financial information,

•        the history of, and the prospects for, our company and the industry in which we compete,

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•        the present state of our development, and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representative may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.      to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.      to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the coordinator for any such offer; or

c.      in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial

Market Supervisory Authority FINMA, or FINMA, and the offer of ordinary shares has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ordinary shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law; or

(d)    as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

The securities offered hereunder may not be offered or sold to the public in Israel absent the publication of a prospectus that has been approved by the Israel Securities Authority, or the ISA. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the ISA. In Israel, this document is being distributed only to, and is directed only at, and any offer of the securities hereunder is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “certain high-net worth individuals,” each as defined or specified in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred by us in connection with our sale of ordinary shares in this offering.

SEC registration fee	$12,730.50
FINRA filing fee	$11,750.00
Nasdaq initial listing fee	$295,000.00
Transfer agent fees and expenses	$5,000.00
Printer fees and expenses	$50,000.00
Legal fees and expenses	$1,500,000.00
Accounting fees and expenses	$200,000.00
Miscellaneous	$1,700,000.00
Total	$3,774,481.00

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of our expenses of this offering.

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Gornitzky & Co., Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for us by Greenberg Traurig, LLP, New York, New York. The underwriters are being represented by Latham & Watkins LLP, New York, New York, with respect to U.S. law and Goldfarb Gross Seligman & Co., Tel Aviv, Israel, with respect to Israeli law.

EXPERTS

The financial statements of Gauzy Ltd. as of December 31, 2023 and 2022 and for each of the two years in the period then ended included in this prospectus, have been so included in reliance upon the report of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of Kesselman & Kesselman is 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Gornitzky & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

We have irrevocably appointed Gauzy USA, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 840 F Avenue, Suite 104, Plano, TX 75074.

Subject to specified time limitations legal procedures and certain exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•        the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•        the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•        the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•        the judgment was obtained by fraud;

•        the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•        the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•        the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•        at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. For further information with respect to us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.gauzy.com. The information contained on, or accessible from, or hyperlinked to our website is not a part of this prospectus and you should not consider information on our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

GAUZY LTD.

INDEX TO FINANCIAL STATEMENTS

Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023	F-2 – F-3
Condensed Consolidated Statements of Operations and Comprehensive Loss for Three Months Ended March 31, 2024 and 2023	F-4
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Capital Deficiency for Three Months Ended March 31, 2024 and 2023	F-5 – F-6
Condensed Consolidated Statements of Cash Flows for Three Months Ended March 31, 2024 and 2023	F-7 – F-8
Notes to the Condensed Consolidated Financial Statements	F-9 – F-21

The amounts are stated in U.S. dollars in thousands except share data

GAUZY LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(U.S. dollars in thousands, except share data)

	March 31, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$2,419	$4,575
Restricted cash	128	130
Trade receivables, net of allowance for credit losses of $740 and $904 as of March 31, 2024 and December 31, 2023, respectively	20,012	19,671
Institutions	7,155	6,926
Inventories	14,240	13,174
Other current assets	2,032	2,045
TOTAL CURRENT ASSETS	45,986	46,521

NON-CURRENT ASSETS:
Restricted long term bank deposit	125	127
Restricted investment in marketable securities	2,463	1,932
Operating lease right of use assets	11,790	12,377
Property and equipment, net	20,808	20,530
Other non-current assets	967	1,000
Intangible assets:
Customer relationships	13,339	13,917
Technology	5,111	5,698
Goodwill	21,062	21,550
Other intangible asset	4,132	4,292
TOTAL NON-CURRENT ASSETS	79,797	81,423
TOTAL ASSETS	$125,783	$127,944

Liabilities, redeemable convertible preferred shares and capital deficiency
CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loan	$4,231	$4,146
Short-term loan relating to factoring arrangements	9,877	10,032
Trade payables	16,428	13,989
Employee related obligations	8,500	8,745
Accrued expenses	6,494	6,767
Deferred revenues	837	742
Current maturities of operating lease liabilities	2,381	2,494
Current maturities of finance lease liabilities	148	240
Acquisition earn-out liability	2,694	2,997
Current maturities of long-term debt measured under the fair value option	—	14,286
Other current liabilities	470	448
TOTAL CURRENT LIABILITIES	52,060	64,886

GAUZY LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) — (Continued)
(U.S. dollars in thousands, except share data)

	March 31, 2024	December 31, 2023
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option (including $29,767 and $21,976 due to related parties as of March 31, 2024 and December 31, 2023, respectively)	45,037	30,841
Convertible loans (CLAs) measured under the fair value option (including $9,483 and $9,780 due to related parties, as of March 31, 2024 and December 31, 2023, respectively)	64,907	55,940
Long-term bank loan	7,034	7,850
Warrants and phantom warrants to purchase preferred shares	26,829	21,566
Operating lease liabilities	8,576	9,112
Finance lease liabilities	39	96
Long-term employee related obligations	1,712	1,868
Employee rights upon retirement	977	1,208
Other long-term liabilities (including $736 and $0 due to related parties, as of March 31, 2024 and December 31, 2023, respectively)	2,026	931
TOTAL LONG-TERM LIABILITIES	157,137	129,412
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$209,197	$194,298

REDEEMABLE CONVERTIBLE PREFERRED SHARES:

Convertible Preferred Shares A, A-1, A-2 and A-3 (hereafter “Preferred Shares A”) (NIS 0.23 par value per share, 3,671,937 shares authorized as of March 31, 2024 and December 31, 2023, 2,192,611 issued and outstanding as of March 31, 2024 and December 31, 2023, respectively);

Convertible Preferred Shares B (NIS 0.23 par value per share, 439,091 shares authorized as of March 31, 2024 and December 31, 2023, 333,366 issued and outstanding as of March 31, 2024 and December 31, 2023, respectively);

Convertible Preferred Shares C (NIS 0.23 par value per share, 2,195,457 shares authorized as of March 31, 2024 and December 31, 2023, 590,059 issued and outstanding as of March 31, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $9,039 as of March 31, 2024 and December 31, 2023, respectively)

Convertible Preferred Shares D (NIS 0.23 par value per share, 2,195,457 shares authorized as of March 31, 2024 and December 31, 2023 respectively, 1,587,881 issued and outstanding as of March 31, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $64,152 as of March 31, 2024 and December 31, 2023)

TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	$70,537	$70,537

CAPITAL DEFICIENCY:
Ordinary shares (NIS 0.23 par value per shares, 17,865,497 and 16,987,315 shares authorized as of March 31, 2024 and December 31, 2023 respectively; 5,277,268 and 5,276,184 shares issued and outstanding as of March 31, 2024 and December 31, 2023)	320	320
Additional paid-in capital	37,294	35,134
Other comprehensive loss	(6,488)	(515)
Accumulated deficit	(185,077)	(171,830)
TOTAL CAPITAL DEFICIENCY	$(153,951)	$(136,891)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY	$125,783	$127,944

The above share information has been adjusted to reflect the share split as discussed in note 2h.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)
(U.S. dollars in thousands, except share data)

	Three months ended March 31,
	2024	2023
REVENUES	$24,729	$17,433
Cost of revenues (exclusive of depreciation and amortization)	18,007	12,288
Depreciation and amortization	507	481
TOTAL COST OF REVENUES	18,514	12,769
GROSS PROFIT	6,215	4,664
Research and development expenses (exclusive of depreciation and amortization reflected below)	4,381	3,445
General and administrative expenses (exclusive of depreciation and amortization reflected below)	6,129	2,612
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	4,290	2,911
Depreciation and amortization	1,021	896
Other expenses (change in fair value of contingent consideration)	25	358
TOTAL OPERATING EXPENSES	15,846	10,222
OPERATING LOSS	(9,631)	(5,558)
INTEREST EXPENSES	(4,447)	(2,942)
OTHER FINANCIAL INCOME (EXPENSES)	893	(10,005)
FINANCIAL EXPENSES, net	(3,554)	(12,947)
LOSS BEFORE INCOME TAX	(13,185)	(18,505)
INCOME TAX	62	14
LOSS FOR THE PERIOD	(13,247)	(18,519)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	235	(364)
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	(587)	807
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	(556)	—
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	(5,065)	105
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(5,973)	548
NET COMPREHENSIVE LOSS	$(19,220)	$(17,971)
LOSS PER SHARE BASIC AND DILUTED	$(2.51)	$(6.63)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	5,276,210	2,793,004

The above share information has been adjusted to reflect the share split as discussed in note 2h.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY
(Unaudited)
(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares										Additional paid-in capital	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total capital deficiency
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D		Ordinary shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,276,184	$320	$35,134	$(515)	$(171,830)	$(136,891)
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2024
Exercise of options and warrants									1,084	*				*
Other comprehensive loss												(5,973)		(5,973)
Share-based compensation											2,160			2,160
Net loss													(13,247)	(13,247)
BALANCE AT MARCH 31, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,277,268	$320	$37,294	$(6,488)	$(185,077)	$(153,951)

____________

*        Less than $1 thousands

The above share information has been adjusted to reflect the share split as discussed in note 2h.

GAUZY LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY
(Unaudited) — (Continued)
(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares								Ordinary shares		Additional paid-in capital	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total capital Deficiency
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2023	3,653,293	$25,123	333,366	$2,292	1,522,532	$23,253	1,618,904	$44,451	2,786,413	$164	$6,952	$(1,742)	$(92,563)	$(87,189)
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2023
Exercise of options and warrants									7,232	1				1
Issuance of preferred shares, net of issuance expenses							42,340	1,187						—
Other comprehensive income (loss)
Share-based compensation												548		548
Net loss											422			422
BALANCE AT MARCH 31, 2023													(18,519)	(18,519)
	3,653,293	$25,123	333,366	$2,292	1,522,532	$23,253	1,661,244	$45,638	2,793,645	$165	$7,374	$(1,194)	$(111,082)	$(104,737)

The above share information has been adjusted to reflect the share split as discussed in note 2h.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three months ended March 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,247)	$(18,519)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,528	1,377
Gain (loss) from disposal and sale of fixed assets	(82)	179
Unrealized losses (gains) on restricted marketable securities	(533)	367
Share-based compensation	2,160	422
Earn-out liability Revaluation	25	358
Non-cash financial expenses	2,825	11,769
Changes in operating assets and liabilities:
Trade receivables	(769)	519
Other current assets	179	(333)
Institutions	(380)	(343)
Inventories	(1,318)	(1,443)
Operating lease assets	464	577
Other non-current assets	13	(45)
Trade payables	2,688	1,060
Accrued expenses	(200)	385
Payment of Earn-out	(328)	—
Other current liabilities	22	(8)
Other long-term liabilities	375	167
Employee related obligations	(221)	594
Employee rights upon retirement	30	(200)
Deferred revenues	99	(322)
Operating lease liabilities	(268)	(554)
Net cash used in operating activities	(6,938)	(3,993)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(1,420)	(1,423)
Net cash used in investing activities	(1,420)	(1,423)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments in respect of bank borrowings	(473)	(549)
Proceeds from exercise of options into ordinary shares	*	1
Financial lease payments	(56)	(85)
Proceeds from (payments to) short term loan relating to factoring arrangements, net	72	(955)
Proceeds from (payment to) of redeemable convertible preferred shares	—	1,316
Settlement of Phantom warrants	(1,500)	—
Proceeds from issuance of convertible loans	5,550	7,560
Proceeds from long term debt measured under the fair value option	27,254	—
Repayment of long-term debt measured under the fair value option	(24,600)	—
Net cash provided by financing activities	6,247	7,288

GAUZY LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Unaudited)
(U.S. dollars in thousands)

	Three months ended March 31
	2024	2023
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,111)	1,872
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(47)	29
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	4,705	4,696
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$2,547	$6,597

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$2,419	$6,470
Restricted cash	128	127
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$2,547	$6,597

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Purchases of property and equipment	$—	$(123)
Right-of-use assets obtained in exchange for lease obligations: Operating leases	$40	$33
Sale of property and equipment	$207	—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$(1,247)	$(1,067)

____________

*        Less than $1 thousands

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS:

a.      Gauzy Ltd. (the “Company”) was incorporated in Israel in 2009. The Company is engaged in the development, manufacturing and supply of technologies for operating and control of complex materials.

b.      The Company established wholly owned subsidiaries in the United States of America (the “U.S. Subsidiary”) for the purpose of marketing and selling the Company’s products in the United States, in Germany (the “German Subsidiary”) for the purpose of producing, marketing and selling the Company’s products in Germany, and in China (the “Chinese Subsidiary”), for the purpose of marketing and selling the Company’s products in China.

c.      On January 26, 2022, the Company obtained Control of Vision Lite SAS, a French société par actions simplifiée hereinafter, “Vision”, the Company and Vision together — “the Group”. Vision is engaged in the aeronautics, automotive, railway and marine industries. See Note 3 in the 2023 annual financial statements.

d.      In December 2022, the Company established a branch in South Korea located in Seoul, for the purpose of marketing and selling the Company’s products in South Korea, named Gauzy Ltd Korea. As of March 31, 2024 there has been no activity in the branch.

e.      As of March 31, 2024, the Company had an accumulated deficit of $185,077. During the three months ended March 31, 2024, the Company incurred operating losses of $9,631 and had negative cash flows from operating activities of $6,938. The Company has financed its operations mainly through the issuance of shares through private financing rounds, debt financing, warrants and Note Purchase Agreement (NPA), refer to Notes 9, 14, 15 and 22 in the 2023 annual financial statements. In January 2024, the Group entered into an additional note purchase agreement, the 2024 NPA, see Note 3a. In accordance with Group’s management assessment its existing cash and cash equivalents, the credit facility (NPA) and the 2024 NPA as of the issuance date of these financial statements, along with the Group’s estimated revenues provide sufficient resources to fund its planned operations through at least the next 12 months. As to the longer term, unless the Group reaches sufficient positive cash flows from its operations and available funds at a credit facility (NPA), it may be required to obtain further funding through public or private offerings, debt financings or other sources. Adequate additional funding may not be available to the Group on acceptable terms, or at all. If the Group is unable to raise capital when needed or on attractive terms, it may need to reduce, delay, or adjust its operating expenses.

f.       In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations.

The Company’s headquarters and one of its production sites is located in Tel Aviv, Israel. As of the issuance date of these consolidated financial, the conflict between Israel and Hamas has not had a material impact on the Company’s revenue, results of operations or financial position if at all. The Company cannot currently predict the intensity or duration of Israel’s war against Hamas, however, as most of the company’s productions sites are not located in Israel and that its revenues mostly generated worldwide, the Company does not believe the recent terrorist attack and the subsequent declaration of war by the Israeli government against the Hamas terrorist organization will have any material impact on its ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.      Basis of presentation

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2023, other than as stated below.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the 2023 annual consolidated financial statements. In the opinion of management, the financial statements reflect all normal and recurring adjustments necessary to fairly state the financial position and results of operations of the Company. The information included in these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s 2023 annual financial statements.

b.      Use of estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity and disclosure of contingent liabilities and assets at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

The Company’s results of operations for the three months ended March 31, 2024 are not necessarily indicative of results that could be expected for the entire fiscal year.

c.      Revenue recognition

As of March 31, 2024, the Company does not have any contracts for the provision of goods that result in the material contract assets and contract liabilities.

As permitted by ASC 606, the Company does not disclose information on unearned revenue as it generally enters into binding contracts for a period of one year or less.

d.      Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities and accounts receivable. The Company deposits cash and cash equivalents mostly with a single highly rated financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

For the periods ended March 31, 2024, and December 31, 2023, the Company’s largest customer represented 11.9% and 6.9% of accounts receivable, net, respectively.

e.      Goodwill

Following the separation of the architecture and automotive segment into the two operating segments (see Note 4), the Company reallocated goodwill to its reorganized reporting units using a relative fair value approach. The Company performed an impairment analysis for these two reporting units. Based on the Company’s assessment as of date of the change in the reporting units, and December 31, 2023, its annual impairment assessment date, it was concluded that the fair value of each of the architecture and automotive reporting units exceeded its carrying amount and therefore no goodwill impairment was required.

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

f.       Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.
Level 3	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

g.      Loans and Convertible Loans issued

Under the Fair Value Option Subsection of ASC Subtopic 825-10, Financial Instruments — Overall (“ASC 825”), the Company has an irrevocable option to designate certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in the statement of operations. Changes in fair value do not include accrued interest on debt instruments. Any changes in the fair value of liabilities resulting from changes in instrument-specific credit risk are reported in other comprehensive loss. The Company separately measures changes attributed to instrument-specific credit risk by calculating the difference between the overall change in the fair value of the instrument and the change attributed to fluctuations in the relevant risk-free benchmark rate.

The Company elected the fair value option for its NPAs and for its CLAs, as defined in Note 3 and Note 8.

h.      Share split

On May 28, 2024 the board of directors approved a forward share split (the “Share Split”), that was approved by the shareholders and became effective on May 28, 2024. The Share Split results in a four point four-for-one (4.390914:1) share split of the Company’s Preferred and Ordinary shares. No fractional shares were issued in connection with the Share Split. These financial statements have been adjusted retrospectively for the Share Split.

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 — OTHER SIGNIFICANT TRANSACTIONS AND AGREEMENTS DURING THE THREE MONTHS ENDED MARCH 31, 2024:

a.      In January 2024, the Group entered into an additional note purchase agreement, the 2024 NPA, with OIC and affiliated funds (hereinafter “2024 Note Purchases”).

Under the 2024 NPA, the 2024 Note Purchasers extended financing to Vision Lite in the principal amount of $23.5 million, which was utilized and drawn down in full by way of issuance and sale of senior secured notes, or the 2024 Notes. In connection with the closing of the 2024 Note Purchase Agreement, the Company repaid the amounts owed under the Facility Agreement, other than with respect to certain amounts under the “phantom warrant” (see Note 3(b)). In addition, under certain conditions, the Company may draw down an additional $2.5 million prior to April 1, 2024 under the 2024 Note Purchase Agreement by way of issuance and sale of additional 2024 Notes. On April 5, 2024, the Group received an additional amount of $1.895 million under the 2024 NPA, net of withdraw fees and reimbursed costs (see Note 12(a)).

In addition, under the 2024 NPA, the 2024 Note Purchasers extended a commitment to purchase additional notes in an amount of up to $15.0 million (which commitment will be reduced on a dollar-for-dollar basis by any amounts invested by the 2024 Note Purchasers to the Company’s equity securities, including in an initial public offering, or the Second Tranche Notes). This commitment may be exercised following the consummation of an Eligible IPO, defined in the 2024 Note Purchase Agreement as an initial public offering that is completed within 12 months from the closing date of the 2024 Note Purchase Agreement, with gross proceeds of at least $60 million (excluding any shares as may be purchased by any 2024 Note Purchaser (or their affiliates) in such initial public offering). The Second Tranche Notes will be convertible at our discretion into our ordinary shares at a conversion price equal to (i) during the first 90 days after the closing of the Eligible IPO, the price per share in the Eligible IPO, and (ii) thereafter, the 30-day volume weighted average trading price of our ordinary shares. The Company will, subject to applicable law, provide the 2024 Note Purchasers notice prior to the expected pricing date of an Eligible IPO, and if an Eligible IPO does not occur within a prescribed period following such notice, then the 2024 Note Purchasers will be entitled to require that Vision Lite issue the Second Tranche Notes, and those notes will be repaid within three months after their issuance (or a later date approved by the 2024 Note Purchasers).

The 2024 Notes bear annual interest, payable quarterly, and are due on November 8, 2028, provided that 2024 Notes may be subject to partial prepayment following the date the annual financial statements of the Company are due to be delivered in accordance with the 2024 Note Purchase Agreement, in an amount equal to 25% of the excess cash flow calculated in accordance with the terms of the 2024 Note Purchase Agreement. Subject to certain conditions specified therein, the 2024 Notes may be voluntarily prepaid at any time.

Amounts owing under the 2024 Note Purchase Agreement, including the principal, interest and fees payable on any issued 2024 Notes, are secured by first-ranking liens on our and certain of our subsidiaries’ assets.

In connection with the 2024 Note Purchase Agreement, the Company issued to the 2024 Note Purchasers warrants, or the 2024 Note Purchaser Warrants, to purchase up to 616,678 series D-5 preferred shares of the Company (and from and after this offering, such number of ordinary shares of the Company that the aforementioned number of Preferred D-5 Shares would have converted into upon the consummation of this offering if issued prior to this offering). Under certain circumstances upon the completion of this offering, the number of ordinary shares of the Company issuable under the 2024 Note Purchaser Warrants may be increased by up to 137,040 ordinary shares. The 2024 Note Purchaser Warrants are exercisable until November 8, 2028 at a price per share equal to: (a) the price per share issued in the

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 — OTHER SIGNIFICANT TRANSACTIONS AND AGREEMENTS DURING THE THREE MONTHS ENDED MARCH 31, 2024: (cont.)

initial underwritten public offering of the Company’s shares, if completed on or prior to March 31, 2024, or otherwise, (b) the price of a Preferred D-5 share as determined by the latest 409A valuation of us completed between April 1, 2024 and June 30, 2024.

The Company applied the Fair Value option to the 2024 NPA, see note 2(g). The company measures the warrants to preferred D5 shared at fair value.

b.      During February 2024, The Company paid $1.5 million of the phantom warrants in relation to the repayment of the Facility Loans (see note 16(d) in the 2023 annual financial statements).

c.      In March 14, 2024 the Company paid $328 (€300) of the Earn-out liability. In March 2024 the Company further amended the Earn-Out Agreement, with one of the Sellers, such that the Company shall use its best efforts to pay the relevant portion of the Second Earn-Out totaling to $1.3 million (€1.15 million) by April 25, 2024, instead of $1.4 million (€1.3 million). In the event that the Company does not pay such an amount by April 25, 2024, the relevant portion of the Second Earn-Out payment shall increase to the original amount of $1.4 million (€1.3 million). In May 2024 the Company paid $321 (€300). For the amendment of the Earn-Out agreement, with one of the sellers, see Note 12b.

d.      In February 2024, certain members of the Company’s executive management, including mainly the chief executive officer and chief technology officer, collectively sold in a privately negotiated transaction a number of ordinary shares representing less than 10% of their personal collective holdings to a number of the Company’s existing shareholders for an aggregate purchase price of approximately $3.0 million. All of the shares purchased and sold in this transaction are restricted securities and are not being registered pursuant to the Company’s prospectus and are subject to lock-up agreements with the underwriters of the Company’s offering that restrict the holders’ ability to transfer these shares for a period of 180 days from the date of the Company’s prospectus. The Company determined that the sale contains a compensatory element, and therefore an incremental compensation expense was recognized in the amount of $1,572 as stock-based compensation.

NOTE 4 — OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company operates its business and reports its financial results in four operating segments:

a.      Architecture — this segment focuses on sales for both interior and exterior applications for commercial, retail, residential, healthcare and hospitality customers.

b.      Automotive — this segment focuses on sales that enable OEMs to incorporate Company’s technology into glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades.

c.      Safety tech — this segment focuses on sales of advanced driver assistance systems for buses, coaches, recreational vehicles and specific vehicles, such as camera and motion sensor systems, smart mirrors and safety doors.

d.      Aeronautics — this segment focuses on the sale of shading and cabin management systems in private and commercial aircraft and helicopters.

The Company’s Chief Executive Office (“CEO”) was identified as the chief operating decision maker (“CODM”). The CODM reviews the financial information based on the Group’s financial statements, accompanied by disaggregated information about revenues and gross margin to make decisions about resources to be allocated to the segments and assess their performance.

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 — OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION (cont.)

The Company’s segments structure has been updated and the architecture segment and the automotive segment presented separately as of January 2024 and the CODM reviews this segment structure.

a.      Segment Information:

	For the period of three months ended March 31, 2024
	Architecture	Automotive	Safety tech	Aeronautics	Total
Revenues from external customers	2,630	1,306	10,657	10,136	24,729
Intersegment revenues	—	—	—	979	979
Gross profit (loss) (segment profit)	760	(385)	1,529	4,635	6,539
	For the period of three months ended March 31, 2023
	Architecture	Automotive	Safety tech	Aeronautics	Total
Revenues from external customers	3,016	150	7,272	6,995	17,433
Intersegment revenues	—	—	—	—	—
Gross profit (loss) (segment profit)	1,033	(44)	1,390	2,603	4,982
	For the three months ended, March 31,
	2024	2023
Total revenues for reportable segments	$25,708	$17,433
Elimination of intersegment revenues	(979)	—
Total consolidated revenues	24,729	17,433
Total reportable segment profit	6,539	4,982
Amounts not allocated to segments:
Amortization of Technology and lease assets included in cost of revenues	324	318
Research and development expenses, net	4,381	3,445
General and administrative expenses	6,129	2,612
Sales and marketing expenses	4,290	2,911
Depreciation and amortization	1,021	896
Other expenses	25	358
Consolidated operating loss	(9,631)	(5,558)
Financial expenses, net	(3,554)	(12,947)
Consolidated loss before income taxes	$(13,185)	$(18,505)

b.      Geographical information:

The following table summarizes revenue by region based on the shipping address of customers:

	For the three months ended March 31,
	2024	2023
United States	$7,268	$4,968
Israel	261	511
France	5,095	5,323
Rest of Europe	7,925	5,333
Asia	2,968	1,165
Rest of world	1,212	133
	$24,729	$17,433

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 — INVENTORIES:

Inventories consisted of the following:

	March 31, 2024	December 31, 2023
Finished products	$1,392	$1,163
Raw and packaging materials	12,663	11,882
Products in process	185	129
	$14,240	$13,174

The Company recorded inventory write-downs in the amount of $104 and $41 for the three months ended on March 31, 2024 and 2023, respectively and in the amount of $238 for the year ended on December 31, 2023. These write-downs are linked to slow-moving inventory.

NOTE 6 — FAIR VALUE MEASUREMENTS:

a.      Financial instruments measured at fair value on a recurring basis

The Company’s assets and liabilities that are measured at fair value as of March 31, 2024, and December 31, 2023, are classified in the tables below in one of the three categories described in “Note 2bb — Fair value measurement” in the 2023 annual financial statements:

	March 31, 2024
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$2,390		$2,390

Financial Liabilities
Warrants and phantom warrants		26,829	26,829
CLAs		64,907	64,907
NPAs		45,037	45,037
Earn-out liability		2,694	2,694
Other		$186	$186
	December 31, 2023
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$1,857		$1,857

Financial Liabilities
Warrants and phantom warrants		21,566	21,566
CLAs		55,940	55,940
NPA		21,976	21,976
Earn-out liability		2,997	2,997
Facility loans		23,151	23,151
Other		$186	$186

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — FAIR VALUE MEASUREMENTS: (cont.)

The following is a roll forward of the fair value of liabilities classified under Level 3:

	Three months ended March 31, 2024
	Warrants*	CLAs	NPAs	Facility loans	Earn-out liability	Other
January 1 ,2024	$21,566	$55,940	$21,976	$23,151	$2,997	$186
Issuance	9,553	5,550	17,701	—	—	—
Payment	(1,500)	—	—	(24,600)	(328)	—
Change in fair value	(2,790)	3,417	5,360	1,449	25	—
March 31, 2024	$26,829	$64,907	$45,037	$—	$2,694	$186
	Three months ended March 31, 2023
	Warrants*	CLAs	Facility loans	Earn-out liability	Other
January 1 ,2023	$8,267	$3,809	$29,745	$3,917	$185
Issuance	129	7,560	—	—	—
Change in fair value	3,100	7,271	1,435	358	—
March 31, 2023	$11,496	$18,640	$31,180	$4,275	$185

____________

*        Including ‘phantom warrants’, see Note 16(d) in the 2023 annual financial statements.

The fair value of the above liabilities, based on the Company’s share price that are classified as Level 3 for the March 31, 2024 and 2023 valuation were estimated using a hybrid model in order to reflect two scenarios: (1) IPO event and (2) other liquidation events. The IPO scenario was based on the fair value of the Company’s business based on management estimation. The other liquidation events scenarios were based on various market indications using an option pricing model (OPM) (income approach-based valuation technique). Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, and future cash flows, discount rates, the selection of comparable public companies, and the probability of and timing associated with possible future events.

The following table presents the main assumptions used in the hybrid model for the periods presented:

	March 31,
	2024	2023
Expected volatility	44.58%	44.41%
Assumptions regarding the price of the underlying shares:
Probability of an IPO scenario	30%	25%
Expected time to IPO (years)	0.5	0.75
Probability of liquidation events	70%	75%
Expected time to liquidation (years)	2.0	2.0

A significant increase in the expected volatility, probability of IPO, in isolation, could increase the fair value of the related instruments. A significant decrease in expected term or expected time to IPO, in isolation, could decrease the fair value of related instruments. In combination, changes in these inputs could result in a significantly higher or lower fair value measurement if the input changes were to be aligned or could result in a minimally higher or lower fair value measurement if the input changes were of a compensating nature.

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — FAIR VALUE MEASUREMENTS: (cont.)

As of December 2023, the Second Earn Out Period was met. As of March 31, 2024 the contingent consideration updated to $2.82 million (€2.55 million) and presented discounted using Company’s debt interest rate considering total payment of $2.0 million (€1.8 million) made at December 2023 and March 2024

The fair value of the contingent consideration arrangement as of March 31, 2023 was estimated by applying a Monte Carlo simulation methodology. That measure is based on significant inputs that are not observable in the market, i.e. — Level 3 inputs. Key assumptions include:

2023
Time to Maturity	0.75
Risk Free Rate	4.79%
Volatility	29.84%

b.      Financial instruments measured not at fair value on a recurring basis

Financial instruments not recorded at fair value on a recurring basis include cash and cash equivalents, restricted cash, bank deposits, trade receivables, trade and other payables and short-term borrowings. Due to their nature, their fair value approximates their carrying value.

The fair value of Vision’s bank loans approximates their carrying value.

NOTE 7 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY:

a.      As of March 31, 2024 and December 31, 2023, the share capital is composed of 0.23 NIS par value shares, as follows:

	March 31, 2024
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Ordinary Shares	17,865,497	5,277,268	$320
Preferred A Shares	1,343,233	755,566	$5,804
Preferred A-1 Shares	235,677	—	—
Preferred A-2 Shares	257,061	—	—
Preferred A-3 Shares	1,835,964	1,437,045	$9,882
Preferred B Shares	439,091	333,366	$2,292
Preferred C Shares	2,195,457	590,059	$8,967	$9,039
Preferred D Shares	2,195,457	1,587,881	$43,592	$64,152
Preferred D-1 Shares	1,602,683	—	—	—
Preferred D-2 Shares	1,646,592	—	—	—
Preferred D-3 Shares	878,182	—	—	—
Preferred D-4 Shares	1,251,410	—	—	—
Preferred D-5 Shares	1,646,592	—	—	—
Preferred D-6 Shares	373,227	—	—	—

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

	December 31, 2023
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Ordinary Shares	16,987,315	5,276,184	$320
Preferred A Shares	1,343,233	755,566	$5,804
Preferred A-1 Shares	235,678	—	—
Preferred A-2 Shares	257,062	—	—
Preferred A-3 Shares	1,835,964	1,437,045	$9,882
Preferred B Shares	439,091	333,366	$2,292
Preferred C Shares	2,195,457	590,059	$8,967	$9,039
Preferred D Shares	2,195,457	1,587,881	$43,592	$64,152
Preferred D-1 Shares	1,602,684	—	—	—
Preferred D-2 Shares	1,646,593	—	—	—
Preferred D-3 Shares	878,183	—	—	—
Preferred D-4 Shares	1,251,411	—	—	—
Preferred D-5 Shares	768,410	—	—	—
Preferred D-6 Shares	373,228	—	—	—

b.      In connection with the consummation of the 2024 NPA, on January 29, 2024, the shareholders of the Company adopted the amended and restated Articles of Association (the “2024 NPA Articles”) which included the issuance of the a class of Series D-5 Preferred Shares, Series D-6 Preferred Shares to be issued in connection with the 2024 NPA. The 2024 NPA Articles included the following main changes:

Amendment of the Company’s authorized shares:

The authorized share capital of the Company shall be NIS 33,766,123, comprised of an aggregate of 33,766,123 shares, divided into: 17,865,497 Ordinary Shares, 1,343,233 Preferred A Shares, 235,677 Preferred A-1 Shares, 257,061 Preferred A-2 Shares, 1,835,964 Preferred A-3 Shares, 439,091 Preferred B Shares, 2,195,457 Preferred C Shares, 2,195,457 Preferred D Shares, 1,602,683 Preferred D-1 Shares, 1,646,592 Preferred D-2 Shares, 878,182 Preferred D-3 Shares, 1,251,410 Preferred D-4 Shares, 1,646,592 Preferred D-5 Shares and 373,227 Preferred D-6 Shares.

NOTE 8 — CONVERTIBLE LOAN AGREEMENTS:

The Company entered into convertible loan agreements (the “CLA agreements”) in 202o (the “CLA”) and 2023 (the “2023 CLA”) with several lenders (the CLA lenders).

As of March 31, 2024 and December 31, 2023 convertible loans composed as follows:

	Principal amount
	March 31, 2024	December 31, 2023	Note
CLA	2,350	2,350	a
2023 CLA	32,775	27,225	b

a.      During the first quarter of 2020, the Company entered into convertible loan agreement which latest amendment was signed on July 31, 2023 with several lenders, pursuant to which the CLA Lenders agreed to loan the Company a sum of $2.35 million.

The CLA conversion clauses and interest rate described in the 2023 annual financial statements (see note 15a).

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — CONVERTIBLE LOAN AGREEMENTS: (cont.)

As of March 31, 2024, the balance of the CLA (including accrued interest) is convertible into 322,473 series C preferred shares.

b.      During 2023 the Company entered into convertible loan agreements, with the CLA Lenders. As of March 31, 2024, a sum of $32.8 million was subscribed by the lenders. As of May 20, 2024 the Company has raised additional $6.2 million. The 2023 CLA was issued with warrants to purchase the most senior class of preferred shares of the Company existing immediately prior to the conversion. The exercise period under the accompanying warrants commencing on the date of conversion or repayment of the applicable CLA Lender’s loan amount and ending on the fifth (5th) anniversary of the date thereof.

The 2023 CLA conversion clauses described in the 2023 annual financial statements (see note 15b).

As the 2023 CLA contained embedded features not closely reatled to the host contract, the Company elected to apply the fair value option to it. The Company recorded financial expense amounting to $3,417 for the three months ended in March 31, 2024.

c.      As of March 31, 2024 the aggregate unpaid principal balance of the Company’s convertible loans is $35.1 million, including accrued interest totaling to $9.4 million. The difference between the fair value and unpaid convertible loans is $20.4 million.

d.      On November 8, 2023 the Group entered a Note Purchase Agreement (the “NPA”) among Chutzpah Holdings Ltd. a related party, (“Purchaser”) as purchaser, administrative agent and collateral agent. Under the NPA, Purchaser extended a credit facility to the Group in an aggregate principal amount of $60.0 million, that may be utilized and drawn down by way of issuance and sale of senior secured notes (“Notes”) to Purchaser. As of the date of these consolidated financial statements the Group withdrew $25.0 million. See also note 15(c) to the 2023 annual financial statements.

The Company applied the Fair Value option to the NPA, see note 2(dd) in the 2023 annual financial statements.

As of March 31, 2024, the required annual principal payments of NPA, starting from the April 2024, are as follows:

March 31, 2024
2029 and thereafter	$25,000
Total	$25,000

As of March 31, 2024, the required annual principal payments of long-term debt, starting from April 2024, are as follows:

NOTE 9 — NONCONVERTIBLE LOANS:

March 31, 2024
2024	$2,789
2025	3,967
2026	3,159
2027	5,208
2028 and thereafter	20,704
Total	$35,827

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	For the Three Months Ended
	March 31, 2024	March 31, 2023
Numerator:
Net loss for the period	$(13,247)	$(18,519)
Net loss attributable to ordinary shareholders, basic and diluted	$(13,247)	$(18,519)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	5,276,210	2,793,004
Net loss per share attributable to ordinary shareholders, basic and diluted	$(2.51)	$(6.63)

The following instruments were not included in the computation of diluted EPS because of their anti-dilutive effect:

—     Redeemable convertible preferred shares;

—     Convertible loan agreements;

—     Warrants to purchase convertible preferred shares;

—     Simple agreements for future equity;

—     Share-based compensation.

NOTE 11 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders and directors of the Company:

a.      Transactions:

	Three months ended March 31,
	2024	2023
Share-based compensation to non-executive directors	$14	$14

b.      Balances:

	March 31, 2024	December 31, 2023
Long-term liabilities —
CLA’s	$9,483	$9,780
NPA	$29,767	$21,976
Othe non-current liabilities	$736	$—

GAUZY LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(U.S. dollars in thousands, except share and per share amounts)

Note 12 — subsequent events:

The Company’s management has performed an evaluation of subsequent events through May xx, 2024, the date the financial statements were available to be issued, except for the effect of the share split described in note 2(h), as to which the date is May 28, 2024.

a.      On April 4, 2024 the Group signed an amendment to the 2024 NPA such that additional Notes issued and purchased by the purchasers totaling to 2.5 million. On April 5, 2024, the Group received an additional amount of $1.895 million under the 2024 NPA, net of withdraw fees and reimbursed costs.

b.      In April 2024 the Company further amended the Earn-Out Agreement, with one of the Sellers, such that the Company will pay the remaining portion of the Second Earn-Out totaling to $0.92 million (€0.85 million) within three business days following the consummation of Company’s IPO or by June 15, 2024, whichever occurs first.

c.      In relation to the 2023 CLA, an additional sum of $6.2 million was subscribed by the lenders to the Company during the second quarter of 2024, see Note 8(b).

d.      In May 2024, the Company approved the granting options to its employees and subcontractors to purchase 70,362 ordinary shares at an exercise price of 0.23 NIS per share and 483,968 ordinary shares at an exercise price of $10.48 per share. The options vest over a four-year period, 25% of which vest on the first anniversary of the date of the grant, and the remaining amount vest over the following three years in equal parts at the end of each subsequent fiscal quarter, subject to continued employment or service with the Company at the time of vesting. The options expire 10 years from the date of grant. The estimated fair value of the options granted in May 2024 was $6.8 million.

e.      In May 2024, the Company’s Board of Directors approved, subject to and following an IPO event, to distribute bonus payments to certain employees and consultants up to an amount of $537.5 and distribute bonus payments to certain officers up to $1,075, in each case subject to the price per share in an IPO event.

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through May 29, 2024, the date the financial statements were available to be reissued.

f.       On May 28, 2024 the board of directors approved a forward share split (the “Share Split”), that was approved by the shareholders and became effective on May 28, 2024. See note 2h.

g.      During the second quarter of 2024, certain Preferred D Shares were converted to a total of 10,600 Ordinary Shares (adjusted to reflect the share split as discussed in note 2h).

h.      During May 2024, majority of the Series D SPA preferred shareholders consent to waiver the preferred D conversion adjustment mechanism (see note 14(d) in the annual financial statements) with connection to an IPO.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gauzy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gauzy Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in redeemable convertible preferred shares and capital deficiency and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv,	/s/ Kesselman & Kesselman
April 12, 2024, except for the effects of the stock split discussed in Note 2ii to the financial statements, as to which the date is May 28, 2024	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2012

GAUZY LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	December 31
	2023	2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	$4,575	$4,566
Restricted cash	130	130
Trade receivables, net of allowance for credit losses of $904 and $670 as of December 31, 2023 and 2022, respectively	19,671	13,692
Institutions	6,926	6,384
Inventories	13,174	10,540
Other current assets	2,045	640
TOTAL CURRENT ASSETS	46,521	35,952

NON-CURRENT ASSETS:
Restricted long-term bank deposit	127	128
Restricted investment in marketable securities	1,932	3,584
Operating lease right of use assets	12,377	8,971
Property and equipment, net	20,530	17,473
Other non-current assets	1,000	784
Intangible assets:
Customer relationships	13,917	14,458
Technology	5,698	7,311
Goodwill	21,550	20,780
Other intangible asset	4,292	99
TOTAL NON-CURRENT ASSETS	81,423	73,588
TOTAL ASSETS	$127,944	$109,540

Liabilities, redeemable convertible preferred shares and capital deficiency
CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loan	$4,146	$4,165
Short-term loan relating to factoring arrangements	10,032	7,544
Trade payables	13,989	11,729
Employee related obligations	8,745	6,529
Accrued expenses	6,767	3,790
Deferred revenues	742	2,417
Current maturities of operating lease liabilities	2,494	2,121
Current maturities of finance lease liabilities	240	295
Acquisition earn-out liability	2,997	3,199
Current maturities of long-term debt measured under the fair value option	14,286	9,044
Other current liabilities	448	393
TOTAL CURRENT LIABILITIES	64,886	51,226

GAUZY LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(U.S. dollars in thousands, except share data)

	December 31
	2023	2022
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option (including $21,976 due to related parties as of December 31, 2023)	30,841	20,701
Convertible loans (CLAs) measured under the fair value option (including $9,780 and $567 due to related parties as of December 31, 2023 and 2022, respectively)	55,940	3,809
Long-term bank loan	7,850	8,904
Warrants and phantom warrants to purchase preferred shares	21,566	8,267
Operating lease liabilities	9,112	6,581
Finance lease liabilities	96	278
Acquisition earn-out liability	—	718
Long-term Employee related obligations	1,868	—
Employee rights upon retirement	1,208	708
Other long-term liabilities	931	418
TOTAL LONG-TERM LIABILITIES	129,412	50,384

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 11)

TOTAL LIABILITIES	$194,298	$101,610
REDEEMABLE CONVERTIBLE PREFERRED SHARES:

Convertible Preferred Shares A, A-1, A-2 and A-3 (hereafter “Preferred Shares A”) (NIS 0.23 par value per share, 3,671,937 shares authorized as of December 31, 2023 and December 31, 2022, 2,192,611 and 3,653,293 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively);

Convertible Preferred Shares B (NIS 0.23 par value per share, 439,091 shares authorized as of December 31 and December 31, 2022, 333,366 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively);

Convertible Preferred Shares C (NIS 0.23 par value per share, 2,195,457 shares authorized as of December 31, 2023 and December 31, 2022, 590,059 and 1,522,532 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively; aggregate liquidation preference of $9,039 and $23,325 as of December 31, 2023 and December 31, 2022, respectively)

Convertible Preferred Shares D (NIS 0.23 par value per share, 2,195,457 and 1,756,366 shares authorized as of December 31, 2023 and December 31, 2022 respectively, 1,587,881 and 1,618,904 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively; aggregate liquidation preference of $64,152 and $65,406 as of December 31, 2023 and December 31, 2022)

TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	$70,537	$95,119

CAPITAL DEFICIENCY:
Ordinary shares (NIS 0.23 par value per shares, 16,987,315 and 12,574,446 shares authorized as of December 31, 2023 and 2022 respectively; 5,276,184 and 2,786,413 shares issued and outstanding as of December 31, 2023 and 2022)	320	164
Additional paid-in capital	35,134	6,952
Other comprehensive loss	(515)	(1,742)
Accumulated deficit	(171,830)	(92,563)
TOTAL CAPITAL DEFICIENCY	$(136,891)	$(87,189)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY	$127,944	$109,540

____________

*        The above share information has been adjusted to reflect the share split as discussed in note 2ii

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2023	2022
REVENUES (including $0 and $53 from related party, respectively)	$77,980	$49,033
Cost of revenues (including $0 and $71 from related party, respectively, exclusive of depreciation and amortization)	55,992	37,457
Depreciation and amortization	2,047	1,889
TOTAL COST OF REVENUES	58,039	39,346
GROSS PROFIT	19,941	9,687
Research and development expenses (exclusive of depreciation and amortization reflected below)	16,035	12,216
General and administrative expenses (exclusive of depreciation and amortization reflected below)	16,187	12,856
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	15,302	10,693
Depreciation and amortization	3,664	3,711
Change in fair value of acquisition earn-out liability	747	2,594
TOTAL OPERATING EXPENSES	51,935	42,070
OPERATING LOSS	(31,994)	(32,383)
OTHER INCOME	32	—
INTEREST EXPENSE	(13,493)	(3,759)
OTHER FINANCIAL EXPENSES	(33,629)	(1,717)
FINANCIAL EXPENSES, net	(47,122)	(5,476)
LOSS BEFORE INCOME TAX	(79,084)	(37,859)
INCOME TAX	183	44
LOSS FOR THE PERIOD	$(79,267)	$(37,903)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN	(367)	555
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	1,151	(2,410)
FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	443	113
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	$1,227	$(1,742)
TOTAL NET COMPREHENSIVE LOSS	$(78,040)	$(39,645)
LOSS PER SHARE, BASIC AND DILUTED	$(18.19)	$(13.65)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	4,356,665	2,776,678

____________

*                          The above share information has been adjusted to reflect the share split as discussed in note 2ii

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY
(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares								Ordinary shares		Additional paid-in capital	Accumulated other comprehensive Income (loss)	Accumulated deficit	Total capital deficiency
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2022	3,653,293	$25,123	333,366	$2,292	1,522,532	$23,253	—	—	2,768,239	$163	$5,274	—	$(54,660)	$(49,223)
CHANGES DURING 2022:
Exercise of options									18,174	1				1
Conversion of SAFE, see Note 17							96,530	2,693
Issuance of preferred shares, net of issuance expenses							1,522,374	41,758
Share-based compensation											1,678			1,678
Other comprehensive loss												(1,742)		(1,742)
Net loss													(37,903)	(37,903)
BALANCE AT DECEMBER 31, 2022	3,653,293	$25,123	333,366	$2,292	1,522,532	$23,253	1,618,904	$44,451	2,786,413	$164	$6,952	$(1,742)	$(92,563)	$(87,189)
CHANGES DURING 2023:
Exercise of options									23,254	2				2
Conversion of preferred shares to ordinary shares	(1,460,682)	(9,437)			(932,473)	(14,286)	(73,363)	(2,046)	2,466,517	154	25,615			25,769
Issuance of preferred shares, net of issuance expenses							42,340	1,187
Share-based compensation											2,567			2,567
Other comprehensive loss												1,227		1,227
Net loss													(79,267)	(79,267)
BALANCE AT DECEMBER 31, 2023	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,276,184	$320	$35,134	$(515)	$(171,830)	$(136,891)

____________

*        The above share information has been adjusted to reflect the share split as discussed in note 2ii

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(79,267)	$(37,903)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,711	5,600
Loss from sale of property and equipment	203	—
Unrealized losses (gains) on marketable securities	1,655	(350)
Share-based compensation	2,567	1,678
Earn-out liability Revaluation	747	2,594
Non-cash financial expenses	39,489	3,470
Deferred taxes	—	(34)
Changes in operating assets and liabilities:
Trade receivables	(5,395)	(5,005)
Institutions	(311)	(2,036)
Other current assets	(1,356)	259
Inventories	(2,271)	(1,602)
Operating lease right of use assets	2,532	1,586
Other non-current assets	8	151
Trade payables	1,909	1,552
Accrued expenses	2,874	905
Payment of Earn-Out	(344)	—
Other current liabilities	55	(253)
Other long-term liabilities	497	(721)
Employee related obligations	3,828	(207)
Employee rights upon retirement	88	(134)
Deferred revenues	(1,703)	2,361
Operating lease liabilities	(2,631)	(1,666)
Net cash used in operating activities	(31,115)	(29,755)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(5,929)	(3,672)
Acquisition of Vision Lite’s shares	—	(36,190)
Proceeds from sale of property and equipment	—	376
Purchase of IP	(4,500)	—
Investment in long-term deposits	(194)	—
Net cash used in investing activities	(10,623)	(39,486)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans and issuance of warrants	—	419
Proceeds from issuance of convertible loans	27,225	—
Payments in respect of bank borrowings	(1,829)	(6,293)
Payment of Earn-out liability	(1,323)	—
Proceeds from exercise of options into ordinary shares	2	1
Proceeds from issuance of redeemable convertible preferred shares	1,316	45,312
Issuance expenses	—	(707)
Proceeds in respect of bank borrowings	114	—

GAUZY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(U.S. dollars in thousands)

	Year ended December 31
	2023	2022
Proceeds from short term loan relating to factoring arrangements, net	2,159	3,678
Proceeds from long-term debt measured under the fair value option	19,750	29,580
Payments of long-term debt measured under the fair value option	(5,400)	—
Finance lease payments	(325)	(383)
Net cash provided by financing activities	41,689	71,607
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(49)	2,366
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	58	469
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	4,696	1,861
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$4,705	$4,696
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$4,575	$4,566
Restricted cash	130	130
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$4,705	$4,696
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Cashless exercise of warrants and conversion of other financial instruments to temporary (mezzanine) equity	$—	$5,000
Right-of-use assets obtained in exchange for lease obligations: Operating leases	$5,161	$1,134
Conversion of Preferred shares to Ordinary shares	$25,769	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$6,914	$2,527
Interest received	$—	$2
Income taxes paid	$46	$7

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS:

a.      Gauzy Ltd. (the “Company”) was incorporated in Israel in 2009. The Company is engaged in the development, manufacturing and supply of technologies for operating and control of complex materials.

b.      The Company established wholly owned subsidiaries in the United States of America (the “U.S. Subsidiary”) for the purpose of marketing and selling the Company’s products in the United States, in Germany (the “German Subsidiary”) for the purpose of producing, marketing and selling the Company’s products in Germany, and in China (the “Chinese Subsidiary”), for the purpose of marketing and selling the Company’s products in China.

c.      On February 7, 2021, the Company entered into a Share Purchase Agreement with the shareholders of Vision Lite SAS, a French société par actions simplifiée (hereinafter, “Vision”) as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision (“Business Combination”). The Company obtained Control of Vision on January 26, 2022, the Closing Date of the Business Combination, see Note 3 (The Company and Vision together — “the Group”). Vision is engaged in the aeronautics, automotive, railway and marine industries.

d.      In December 2022, the Company established a branch in South Korea located in Seoul, for the purpose of marketing and selling the Company’s products in South Korea, named Gauzy Ltd Korea. As of December 31, 2023 there has been no activity in the branch.

e.      As of December 31, 2023, the Company had an accumulated deficit of $171,830. During the year ended December 31, 2023, the Company incurred operating losses of $31,994 and had negative cash flows from operating activities of $31,115. The Company has financed its operations mainly through the issuance of shares through private financing rounds, debt financing, warrants and Note Purchase Agreement (NPA), refer to Notes 9, 14, 15 and 22. In January 2024, the Group entered into an additional note purchase agreement, the 2024 NPA, see Note 22(a). In accordance with Group’s management assessment its existing cash and cash equivalents, the NPA (credit facility) and the 2024 NPA as of the issuance date of these financial statements, along with the Group’s estimated revenues provide sufficient resources to fund its planned operations through at least the next 12 months. As to the longer term, unless the Group reaches sufficient positive cash flows from its operations and available funds at the NPA(credit facility) and the 2024 NPA, it may be required to obtain further funding through public or private offerings, debt financings or other sources. Adequate additional funding may not be available to the Group on acceptable terms, or at all. If the Group is unable to raise capital when needed or on attractive terms, it may need to reduce, delay, or adjust its operating expenses.

f.       In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations.

The Company’s headquarters and one of its production sites is located in Tel Aviv, Israel. As of the issuance date of these consolidated financial, the conflict between Israel and Hamas has not had a material impact on the Company’s revenue, results of operations or financial position if at all. The Company cannot currently predict the intensity or duration of Israel’s war against Hamas, however, as most of the company’s productions sites are not located in Israel and that its revenues mostly generated worldwide, the Company does not believe the recent terrorist attack and the subsequent declaration of war by the Israeli government against the Hamas terrorist organization will have any material impact on its ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

In December 2023, the Company received grant in the amount of $100 (360 NIS) from the Israeli government as a support in respect of the Gaza war.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.      Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b.      Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the fair value of financial instruments and share-based compensation, as well as estimating the fair value of the net asset of Vision. See Notes 10, 15 and 18, respectively.

c.      Foreign Currency Translation

The Company’s and its subsidiaries in US, Germany and China revenues are generated mainly in U.S. dollars. In addition, a substantial portion of the Company’s’ operational costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar. The functional currency of Vision is Euro, as Euro is the currency of the primary economic environment in which the operations of Vision and its subsidiaries are conducted and almost all of Vision’s operational expenses, as well as its financing are in Euro.

Transactions and balances, related to the Company’s and its subsidiaries in US, Germany and China, originally denominated in U.S. dollars are presented at their original amounts. Balances in non-U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions — exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) — historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

The financial statements of Vision and its subsidiaries are included in the consolidated financial statements, translated into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at yearly average exchange rates during the year. Differences resulting from translation of assets and liabilities are presented as other comprehensive loss.

d.      Principles of consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

e.      Cash and cash equivalents and restricted cash

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal due to funding agreements. The Company has presented restricted cash separately from cash and cash equivalents in the consolidated balance sheets. The Company includes its restricted bank deposits in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the combined statement of cash flows.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

f.       Restricted long-term bank deposits

Restricted bank deposits with maturity dates of more than one year are included in restricted long-term bank deposits. Long-term bank deposits are denominated in NIS. The interest rates on the Company’s deposits range between 0.05%-3.7%. As of December 31, 2023 and 2022, the Company had a lien on the Company’s bank deposits in respect of bank guarantees granted and in order to secure the lease agreements, see Note 9(b).

g.      Investments in marketable securities

The Company’s investments in marketable equity securities are recorded at fair value with changes in fair value recognized in financial income (expense), net in the consolidated statements of operations.

h.      Derivatives

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at their respective fair values. All gains and losses associated with derivatives are reported as financial income (expenses), net in the accompanying consolidated statements of operations.

i.       Inventories

Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using the weighted average cost method. The Company periodically reviews its inventory levels and writes down inventory that is expected to expire prior to being sold, inventory in excess of expected sales requirements and inventory that fails to meet commercial sale specifications, with a corresponding charge to cost of sales. For further details see Note 5.

j.       Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation and amortization.

The Group’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful lives.

Annual rates of depreciation are as follows:

Computers and electronic equipment	3 years
Laboratory equipment	14 – 15 years
Office furniture and equipment	3 – 17 years Mainly 3 years
Production lines, industrial fixtures, equipment and tooling	2 – 15 years Mainly 10 years
Demonstrations	4 – 5 years

Leasehold improvements are amortized by the straight-line method over the expected lease term, which is shorter than the estimated useful life of the improvements.

Depreciation of property under construction begins when it is available for use, that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

k.      Intangible assets

The Company’s intangible assets originated primarily from the acquisition of Vision (see Note 3), the RFI acquisition (see Note 6) and the agreement with Resonac Corporation — IP (see Note 8).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

Intangible assets acquired in a business combination and intangible asset related to completed projects purchased in asset acquisitions are accounted for pursuant to Accounting Standard Codification (“ASC”) 350, Intangibles — Goodwill and Other.

Intangible assets are amortized using a straight-line amortization over their estimated useful lives.

Annual rates of amortization rates are as follows:

Exclusivity right	4 years
Technology & IP	5 – 7 years
Customer relationships	15 years

Amortization of customer relationships and exclusivity right are presented under depreciation and amortization operating expenses. Amortization of technology and IP is allocated between costs of revenues and operating expenses.

l.       Goodwill

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration over the assigned fair values of the identifiable net assets acquired.

The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination. The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

ASC 350, “Intangibles — Goodwill and other” (“ASC 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired. The Company tests its goodwill for impairment every calendar year end. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test. The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

An interim goodwill impairment test may be required in advance or after of the annual impairment test if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2023, no such events occurred.

m.     Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

For the years ended December 31, 2023 and 2022, the Company did not recognize an impairment loss for its long-lived assets.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

n.      Trade Receivables

Accounting policy after the adoption of ASU 2016-13: Trade receivables are presented in the Company’s consolidated balance sheets net of allowance for expected credit losses. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing trade receivables considering current market conditions and supportable forecasts when appropriate. Changes in the allowance for expected credit losses are recognized in general and administrative expenses. Impact of the ASU was immaterial.

o.      Transfers of receivables

Vision has agreements with an unrelated third party (a factor) for factoring of specific accounts receivable. The factoring terms includes full recourse to the Company. Therefore, the Company bears the risk of non-payment by the customer for any reason.

The factoring is not treated as a sale in accordance with ASC 860 “Transfers and Servicing” but as a secured borrowing. Such borrowings are presented as short-term loans.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivables in cash flows from operating activities and payment of loans in cash flow from financing activities in the Company’s consolidated statement of cash flows.

As of December 31, 2023, Vison has balance of factoring arrangement against approximately $11,948 of accounts receivable.

p.      Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities and accounts receivables. The Company deposits cash and cash equivalents mostly with a single highly rated financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

For the year ended December 31, 2023, and 2022, the Company’s largest customer represented 9.3% and 8.5% of product revenue and 6.9% and 8.0% of accounts receivable, net, respectively. Most of the Company’s revenues from these customers were in the Aeronautics segment.

q.      Leases

Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842), requires lessees to record assets and liabilities on the balance sheet for all leases. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

Under Topic 842, the Company determines if an arrangement is a lease at inception. Upon initial recognition, the Company recognized a liability at the present value of the lease payments to be made over the lease term, and concurrently recognized a right of use (“ROU”) asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

The lease term for all the Company’s leases includes the noncancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

The subsequent measurement depends on whether the lease is classified as finance lease or an operating lease.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria.

For finance leases, the ROU asset is subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the ROU asset is amortized over the useful life of the underlying asset. Amortization of the ROU asset is recognized and presented separately from interest expense on the lease liability.

For operating leases, the ROU asset is subsequently measured at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent and any unamortized initial direct costs. Operating lease expense is recognized on a straight-line basis over the lease term.

Operating lease ROU assets are presented as operating lease right of use assets on the consolidated balance sheet. Operating lease liabilities are presented separately from other liabilities. Finance lease ROU assets are included in property and equipment. Finance lease liabilities are presented separately from other liabilities in the consolidated balance sheet.

r.       Contingencies

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be reasonably estimated, then the reasonably estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

s.       Share-based compensation

The Company’s employees’ and directors’ share-based payment awards are classified as equity awards. The Company accounts for these awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period using the straight-line method. Forfeitures are recognized as they occur. The Company accounts for its advisors’ equity classified share-based payment in a similar manner.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.

t.       Employee rights upon retirement

The Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits, at a rate of 8.33% of their monthly salary, with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit obligation.

The Company is relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s consolidated balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies.

The amounts of severance payment expenses were $592 and $527 and for the years ended December 31, 2023 and 2022, respectively.

In France, Vision has a noncontributory defined benefit pension plan covering substantially all employees upon their retirement. The benefits are based on years of service and the level of compensation during the last year. The provision for retirement benefits on December 31, 2022 and 2023 represents an accrual for lump-sum payments to be paid at the time an employee retires if he or she is still employed by the company at the date of retirement. See note 11 for further details.

u.      Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. In accordance with ASC Topic 606, the Company recognizes revenues when its customers obtain control of its product for an amount that reflects the consideration it expects to receive from its customers in exchange for that product. To determine revenue recognition for contracts that are determined to be in scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when such performance obligation is satisfied.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

The Company’s main revenue generating activity is the sale of films (a technology that adjusts the amount of light that goes through glass surfaces) and glass surfaces combined with films. The Company’s LCG® technologies include a variety of Polymer Dispersed Liquid Crystal (PDLC) based films and Suspended Particle Device (SPD) based film, both available in rolls or custom cut-to-fit sheets. These goods are provided with an assurance-type warranty. In some contracts, the Company also provides training services to its customers shortly after the delivery of the goods, which gives rise to a separate performance obligation.

Vision’s primary source of revenue is sales of product in the transportation market. Vision provides assurance type warranties for all of its products. Also, Vision grants limited rights of return for its products. The Company estimates future product returns upon sale, based on Vision’s historical return trends, by the customer and by product and other relevant information. Estimated returns reduce revenue and cost of goods sold.

Revenue from the sale of goods is generally recognized at a point in time, upon transfer of control over the goods. According to the Company’s shipment terms, control over the Company’s products is generally transferred upon delivery of the goods to the customer’s premise. Thus, shipping and handling are accounted for as fulfilment activities. For a small number of contracts, revenue is recognized over time because of the Company’s enforceable right to payment for performance completed to date on customized products for which the Company has no alternative use.

According to the Company’s payment terms, its customers generally pay 50% of consideration up-front with the remaining upon delivery while some customers have different payments terms such as 30-60 days from the invoice date. Vision’s payment terms generally include a payment requirement within 30 to 60 days after a performance obligation has been satisfied. Due to the short time period between payment and delivery, the Company does not have any contracts for the provision of goods that result in the material contract assets and contract liabilities.

Taxes levied by government authorities on revenue-bearing transactions that are collected by the Company from a customer, are excluded from the transaction price.

The Company applies the practical expedient in ASC 606-10-65-1 and does not adjust the transaction price for the effects of a significant financing component when a customer pays for a good within one year or less. Also, as permitted by ASC 606, the Company does not disclose information on unearned revenue for binding contracts and purchase orders for a period of one year or less.

v.      Cost of revenues

Cost of revenue consists of raw materials used in production line for the Company’s end product, shipping and handling costs, salary of headcount related to production, employee-related expenses and overhead expenses of internal assembly line, service costs, depreciation of production equipment and amortization of technology. Cost of revenues also consists of royalties to the Israel Innovation Authority, see Note 11(a).

w.     Research and development costs

Research and development costs are charged to the statement of operations as incurred. Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. The Company receives royalty-bearing grants, which represents participation of the Israel Innovation Authority in approved programs for research and development, see Note 11(a). These grants are recognized as a reduction of research and development expenses as the related costs are incurred.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

Research credit tax granted by the French Government is recognized when the tax credit becomes receivable, provided there is reasonable assurance that the Vision will comply with the conditions attributed to this credit and there is reasonable assurance the credit will be received. The tax credit is deducted from the research and development expenses as the applicable costs are incurred.

x.      Advertising expenses

Advertising costs are expensed as incurred and were approximately $323 and $340 for the years ended December 31, 2023 and 2022, respectively.

y.      Income taxes:

1)      Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company’s losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

2)      Uncertainty in income tax

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

z.      Loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred shares to be participating securities as the holders of the redeemable convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all redeemable convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

aa.    Comprehensive loss

Comprehensive loss includes currency translation adjustments, net actuarial gain (loss) on employee benefit obligations and changes in fair value of certain financial liabilities attributed to own credit risk.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

bb.    Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

cc.    Financial instruments issued

When the Company issues preferred shares, it considers the provisions of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of ASC 480, the Company further analyzes the instrument’s characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of ASC 480-10-S99. The Company’s redeemable convertible preferred shares are not mandatorily or currently redeemable. However, they include a liquidation or Deemed Liquidation (as defined in Note 14) events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity.

When the Company issues other freestanding instruments, the Company first analyzes the provisions of ASC 480 in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of ASC 815-40 in order to determine whether the instrument should be classified within equity or classified as an asset or liability, with subsequent changes in fair value recognized in the statements of operations in each period. Generally, the Company’s issued financial instruments convertible to preferred shares are in the scope of ASC 480. For further details see Note 16 on warrants issued together with bank loans, Facility agreement, SAFE, CLA and the NPA, and Note 22(a) on warrants issued together with the 2024 NPA.

dd.    Loans and Convertible Loans issued

Under the Fair Value Option Subsection of ASC Subtopic 825-10, Financial Instruments — Overall (“ASC 825”), the Company has an irrevocable option to designate certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in the statement of operations. Changes in fair value do not include accrued interest on debt instruments. Any changes in the fair value of liabilities resulting from changes in instrument-specific credit risk are reported in other comprehensive loss. The Company separately measures changes attributed to instrument-specific credit risk by calculating the difference between the overall change in the fair value of the instrument and the change attributed to fluctuations in the relevant risk-free benchmark rate.

The Company elected the fair value option for its CLAs and for its NPA, as defined in Note 15. The Company also elected the fair value option for its Facility Loans, see Note 9(c).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

ee.    Debt modifications

When the Company modifies the terms of its debt, it determines whether to account for these modifications as troubled debt restructuring. For modifications that are not trouble debt restructuring, it goes on to determine whether to account for these modifications as debt modifications or debt extinguishments. As part of the assessment, the Company determines whether the amended terms are substantially different, defined as the present value of the remaining cash flows after amendment differ by at least 10% of those prior to the amendment.

ff.     Interest Expense and line of credit fees

Debt discounts are created as a result of the allocation of proceeds received to a basket of debt instruments measured at amortized cost and warrants (or other instruments subsequently measured at fair value). Discounts are amortized to interest expense under the effective interest method over the life of the recognized debt liability.

Debt issuance costs include the costs of debt financings measured at amortized cost undertaken by the Company, including legal fees and other direct costs of the financing. Debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheet as a direct deduction from the carrying amount of the debt liability and are amortized to interest expense over the term of the related debt, using the effective interest method.

Periodic fees relating to a line of credit arrangements are expensed as incurred.

gg.    Business Combinations

The Company’s consolidated financial statements include the operations of acquired businesses from the date of the acquisition’s consummation. Acquired businesses are accounted for using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of its fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under other assets impairments, restructuring and other items.

hh.    Newly issued and recently adopted accounting pronouncements:

The Company qualifies as an emerging growth company (“EGC”) as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Using exemptions provided under the JOBS Act for EGCs, the Company has elected to defer compliance with new or revised ASUs until it is required to comply with such updates, which is generally consistent with the adoption dates of private companies.

Recently Adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which replaces the existing incurred loss model with a current expected credit loss (“CECL”) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional Accounting Standard Updates to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

guidance. Under the ASU, the Company is required to use a forward-looking CECL model for accounts receivables and other financial instruments. The Company adopted the ASU on January 1, 2023 and it did not have a material impact on its consolidated financial statement.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. ASU 2020-06 simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, the amendments in the ASU also simplify the guidance in ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity, which is expected to decrease the number of freestanding instruments and embedded derivatives accounted for as assets or liabilities. Finally, the amendments revise the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding an entity’s ability to rebut the presumption of share settlement for instruments that may be settled in cash or other assets. The Company early adopted ASU 2020-06 on January 1, 2023 and applied the ASU to the Company’s accounting for its convertible debenture and warrants. The ASU did not have a material impact on the Company’s financial statements and related disclosures.

Recent Accounting Guidance Issued:

In October 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer recognizes such items at fair value on the acquisition date. ASU 2021-08 amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities (deferred revenue) in a manner consistent with how Vision recognized and measured them in its preacquisition financial statements.

In addition, as a result of the amendment, acquirer likely would subsequently recognize the same amount of revenue that Vision would have recognized if no business combination took place. As an Emerging Growth Company, the ASU will be effective for fiscal years beginning after December 15, 2023 and interim periods therein. The impact of the ASU depends on the business combinations entered into on the year of adoption.

In June 2022, the FASB issued ASC 2022-03 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. As an Emerging Growth Company, the ASU is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the effect that ASU 2022-03 will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

profit or loss and assets. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this ASU to determine its impact on the Company’s segment disclosures.

In December, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption. This ASU will impact the Company’s income tax disclosures, but not Consolidated Financial Statements.

In March 2024, the SEC adopted new rules relating to the disclosure of a range of climate-change-related physical and transition risks, data, and opportunities. The adopted rule contains several new disclosure obligations, including, (i) disclosure on how the board of directors and management oversee climate-related risks and certain climate-related governance items, (ii) disclosure of information related to a registrant’s climate-related targets, goals, and/or transition plans, and (iii) disclosure on whether and how climate-related events and transition activities impact line items above a threshold amount on a registrant’s consolidate financial statements, including the impact of the financial estimates and the assumptions used. This new rule will be effective in the Company’s annual disclosures starting from the year ending December 31, 2027. The Company is in the process of assessing the impact on its consolidated financial statements and disclosures.

ii.      Share split

On May 28, 2024 the board of directors approved a forward share split (the “Share Split”), that was approved by the shareholders and became effective on May 28, 2024. The Share Split results in a four point four-for-one (4.390914:1) share split of the Company’s Preferred and Ordinary shares. No fractional shares were issued in connection with the Share Split. These financial statements have been adjusted retrospectively for the Share Split.

Note 3 — BUSINESS COMBINATION:

a.      General

On January 26, 2022, the Company acquired 100% of the outstanding common shares of Vision Lite SAS, a French société par actions simplifiée, based in France, Vision, is a leading Tier 1 supplier for light control technologies and ADAS products across the transportation industry, notably in aviation, railway, bus/coach, and marine. Vision is engaged primarily in shading systems for the aeronautic industry worldwide, and rear-view mirrors, driver protection doors, and ADAS for the automobile industry in Europe.

The rational for the acquisition was to create a combined company that would strengthen the Company’s market position, expand its product portfolio, enhance the technologies and extend the Company’s manufacturing capabilities through vertical integration.

b.      Consideration and identifiable net assets acquired

The consideration for the Business Combination consisted of a consideration of €21,000 in cash, the repayment of Vision loans in an amount of approximately €11,436 and contingent consideration of up to €5,000, contingent on the future revenues of Vision. Between closing date and May 11, 2022 an amount of $22,255 (€19,800) was paid to the sellers. In addition, on January 15, 2023 an amount of $1,316 (€1,200) previously held in escrow was released to the sellers and invested in the company in consideration for 42,340 Preferred D Shares.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 3 — BUSINESS COMBINATION: (cont.)

In addition, $12,854 cash (€11,436) was transferred by the Company to pay-off Vision loans. The contingent consideration was split into two payments of up to €2,500 million each, subject to Vision meeting certain operational milestones. The fair value of the contingent consideration at closing $1,323 (€1,173) (see Note 3(c) below). As of the Closing Date, Gauzy became the sole shareholder of Vision.

The following table summarizes the consideration paid for Vision and the fair value of the assets acquired and liabilities assumed at the acquisition date, based on a PPA performed by independent valuation experts:

Consideration:
Cash	$36,578
Contingent consideration	1,323
Fair value of total consideration transferred	37,901

Acquisition-related costs included in general & administrative expense	(1,108)

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	388
Trade receivables	7,460
Inventory	7,848
Institutions	4,202
Other current assets	761
Property, plant and equipment	11,370
Operating lease right of use assets	7,904
Customer Relationships*	16,300
Technology*	9,500
Other non-current assets	749
Total assets	66,482
Accounts payable	(8,139)
Payroll and other related payables	(5,591)
Accrued expenses and other current liabilities	(1,940)
Operating lease liabilities, current	(1,572)
Finance lease liabilities, current	(426)
Short term-debt and current maturities of long-term debt	(3,071)
Short term loan relating to factoring arrangements	(4,019)
Gauzy Loan	(4,593)
Long term debt	(12,570)
Operating lease liabilities, noncurrent	(6,332)
Finance lease liabilities, noncurrent	(539)
Postretirement employee benefits	(1,511)
Other noncurrent liabilities	(250)
Total liabilities	(50,553)
Total identifiable net assets assumed	15,929
Goodwill	21,972
Total	$37,901

____________

*        The average expected useful life of Customer Relationships and Technology is approximately 15 and 5 years, respectively.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 3 — BUSINESS COMBINATION: (cont.)

The fair value of customer relationships was based on the ‘relief from royalties (RFR)’ method. That measure is based on significant inputs that are not observable in the market, or Level 3 inputs (see discussion of the fair value hierarchy in Note 2(bb)). Key assumptions include (a) a discount rate of 19%; (b) upsell rate of 1% – 3%; and (c) attrition rate of up to 7%.

The fair value of acquired technology was based on the ‘multi period excess earnings (MPEEM) method. That measure is based on significant inputs that are not observable in the market, or Level 3 inputs. Key assumptions include (a) a discount rate of 19.5%; and (b) royalty rate of 5%.

c.      Contingent consideration

The purchase price included a contingent consideration arrangement that required the Company to pay the sellers of Vision ranging between $0 and $5,639 (€5,000), conditional on the annual revenues targets for the calendar years 2022 and 2023. The fair value of the contingent consideration arrangement of $1,323 was estimated by applying a Monte Carlo simulation methodology. That measure is based on significant inputs that are not observable in the market, i.e. — Level 3 inputs (see discussion of the fair value hierarchy in Note 2(bb)). Key assumptions include:

Assumptions
Time to Maturity	1 – 2 years
Risk Free Rate	1.18%
Volatility	31.77%

Between March 2022 and December 2023 the Earn-Out Agreement was amended several times. Under the amended terms of the agreement, the First Earn-Out payment was reduced to $2.5 million (€2.4 million) and the Second Earn-Out payment was reduced to $2.3 million (€2.2 million). The annual revenue target for 2022 was met, and the revenue target for 2023 was increased and met. The First Earn-Out Payment will become accelerated and immediately due and payable within 15 days following the occurrence of the listing of our securities on a U.S. securities exchange. On December 28, 2023 the Company paid $1.7 million (€1.5 million) of the Earn-out liability.

The amendments were treated as post-combination events and their impact was recognized as an operating expense.

For additional payment made subsequent to this report period, see note 22(b).

d.      Goodwill

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Vision. None of the goodwill recognized is expected to be deductible for income tax purposes.

NOTE 4 — OPERATING SEGEMENTS AND GEOGRAPHICAL INFORMATION:

The Company operates its business and reports its financial results in three operating segments:

a.      Architecture and automotive — this segment focuses on sales that enable OEMs to incorporate the Company’s technology in glass rooftops, side windows and windshields to replace conventional sun visors and shades. For commercial vehicles customers, the Company is a Tier 1 supplier for vision control technologies for the truck, bus and coach market. In addition, the Company’s products in this segment are sold for both interior and exterior applications for commercial, retail, residential, healthcare and hospitality customers.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 — OPERATING SEGEMENTS AND GEOGRAPHICAL INFORMATION: (cont.)

b.      Safety tech — this segment focuses on sales of advanced driver assistance systems for buses, coaches, recreational vehicles and specific vehicles, such as camera and motion sensor systems, smart mirrors and safety doors.

c.      Aeronautics — this segment focuses on the sale of shading and cabin management systems in private and commercial aircraft and helicopters.

The Company’s Chief Executive Office (“CEO”) was identified as the chief operating decision maker (“CODM”). The CODM reviews the financial information based on Gauzy and Vision’s individual financial statements, accompanied by disaggregated information about revenues and gross profit to make decisions about resources to be allocated to the segments and assess their performance.

d.      Segment Information:

	December 31, 2023
	Architecture and automotive	Safety tech	Aeronautics	Total
Revenues from external customers	$14,448	$29,703	$33,829	$77,980
Intersegment revenues			2,057	2,057
Gross profit (segment profit)	$3,806	$5,231	$12,202	$21,239
	December 31, 2022
	Architecture and automotive	Safety tech	Aeronautics	Total
Revenues from external customers	$10,421	$18,455	$20,157	$49,033
Intersegment revenues	—	—	34	34
Gross profit (segment profit)	$2,861	$2,482	$5,503	$10,846
	December 31
	2023	2022
Total revenues for reportable segments	$80,037	$49,067
Elimination of intersegment revenues	(2,057)	(34)
Total consolidated revenues	77,980	49,033

Total reportable segment profit	21,239	10,846
Total segments profit	21,239	10,846
Amounts not allocated to segments:
Amortization of Technology and lease assets included in Cost of revenues	1,298	1,159
Research and development expenses, net	16,035	12,216
General and administrative expenses	16,187	12,856
Sales and marketing expenses	15,302	10,693
Depreciation and amortization	3,664	3,711
Other expenses	747	2,594
Consolidated operating loss	(31,994)	(32,383)
Other income	32
Other financial expenses, net	(47,122)	5,476
Consolidated loss before income taxes	$(79,084)	$(37,859)

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 — OPERATING SEGEMENTS AND GEOGRAPHICAL INFORMATION: (cont.)

e.      Geographical information

The following table summarizes revenue by region based on the shipping address of customers:

	Year ended December 31
	2023	2022
Israel	$1,096	$1,699
United States	17,543	14,258
Asia	3,572	4,697
France	35,753	11,334
Rest of Europe	16,936	15,783
Rest of world	3,080	1,262
	$77,980	$49,033

The following table presents the Company’s long-lived assets, net of depreciation and amortization, by geographic region:

	December 31
	2023	2022
Israel	$4,846	$4,905
United States	321	375
Europe	27,714	21,079
China	8	2
Rest of the world	18	83
Total long-lived assets, net	$32,907	$26,444

Long-lived assets include property, plant and equipment and right-of-use (ROU) assets of leases.

f.       Major customers

See note 2(p) above.

NOTE 5 — INVENTORIES:

Inventories consisted of the following:

	December 31
	2023	2022
Finished products	$1,163	$1,572
Raw and packaging materials	11,882	8,763
Products in process	129	205
	$13,174	$10,540

The Company recorded inventory write-downs in the amount of $238 and $212 for the year ended December 31, 2023 and 2022, respectively. These write-downs are linked to slow-moving inventory.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — INVESTMENT IN MARKETABLE SECURITIES:

Investment in RFI assets

The Company invests in securities of Research Frontiers Incorporated, a Nasdaq listed company, or RFI. As of December 31, 2023 the Company holds 1,838,824 shares of RFI’s common stock, which represents 5.5% of RFI’s shares.

The Company’s investment in RFI common stock is recorded at fair market value and unrealized gains and losses are included in financial income (expense), net, in the consolidated statements of operations and comprehensive loss.

The price per share of RFI’s common stock as of December 31, 2023 and 2022 is $1.01 and $1.91, respectively. The revaluation of the above-mentioned investment, for the years ended December 31, 2023 and 2022, amounted to $(1,655) and $350, respectively. The revaluation was recorded as financial expense, net.

In 2019 the Company also received an additional 4-year exclusivity for an RFI patent. See Note 8.

In January 2022, the Company entered into a facility agreement with certain credit funds in the amount of $30,000, see Note 9(c). As of December 31, 2023, the restricted amount from the Company’s RFI shares pledged for the credit funds is $1,857.

NOTE 7 — PROPERTY AND EQUIPMENT:

Composition of property and equipment, grouped by major classifications, is as follows:

	December 31
	2023	2022
Cost:
Computers and electronic equipment	$404	$230
Office furniture, and equipment	426	651
Laboratory equipment	1,937	1,770
Leasehold improvements	4,276	3,034
Product line, Industrial fixtures, equipment and tooling	8,301	9,216
Assets under construction – product line and demonstrations	9,210	6,141
	$24,554	$21,042
Less:
Accumulated depreciation	$4,024	$3,569
Property and equipment, net	$20,530	$17,473

Depreciation expenses were $2,509 and $2,775 in the years ended December 31, 2023 and 2022, respectively.

NOTE 8 — INTANGIBLE ASSETS:

a.      Identified intangible assets

In September 2018, the Company entered into a subscription agreement with RFI, see Note 6.

In 2019 the Company received 4-year exclusivity for an RFI patent which was accounted as an intangible asset with a value of $951. The exclusivity right asset was amortized over the useful life using a straight-line method, over the exclusivity period of 4 years ended 2023, see Note 2(k).

For intangible assets acquired in a business combination, see Note 3.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — INTANGIBLE ASSETS: (cont.)

On February 28, 2023, the Company entered into a Patent Assignment and Technology Information Disclosure Agreement with Resonac Corporation (“REC”). Pursuant to the agreement, the Company acquired specific Suspended Particle Device (“SPD”) film patents from REC and obtained knowhow of REC’s technical and business information related to SPD film for a total consideration of $4.5 million. The Company paid REC the consideration in two payments until September 2023. The acquired technology is accounted for as an IP intangible asset, amortized over a period of 7 years starting in September 2023, Intangible assets consisted of the following:

	December 31, 2023
	Cost	Accumulated amortization	Currency translation adjustment	Net
Exclusivity right	$951	$(951)	$—	$—
Technology	9,500	(3,487)	(315)	5,698
Customer relationships	16,300	(1,994)	(389)	13,917
IP	4,500	(208)	—	4,292
Total identified intangible assets	$31,251	$(6,640)	$(704)	$23,907
	December 31, 2022
	Cost	Accumulated amortization	Currency translation adjustment	Net
Exclusivity right	$951	$(852)	$—	$99
Technology	9,500	(1,645)	(544)	7,311
Customer relationships	16,300	(941)	(901)	14,458
Total identified intangible assets	$26,751	$(3,438)	$(1,445)	$21,868

Amortization expenses recorded for identified intangible assets in the Consolidated Statements of Operations for each period and were as follows:

	For the year ended December 31,
	2023	2022
Exclusivity right	$99	$238
Technology	1,842	1,646
Customer relationships	1,053	941
IP	208	—
Total amortization expenses	$3,202	$2,825

Future amortization expenses are expected to be as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Future amortization expenses	3,561	3,561	3,561	1,843	1,707	9,674	23,907

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — INTANGIBLE ASSETS: (cont.)

b.      Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 were as follows:

	Architecture and automotive	Safety tech	Aeronautics	Total
Balance as of December 31, 2021	$—	$—	$—	$—
Changes during the period:
Goodwill acquired	10,728	6,002	5,242	21,972
Translation differences	(582)	(326)	(284)	(1,192)
Balance as of December 31, 2022	$10,146	$5,676	$4,958	$20,780
Changes during the period:
Translation differences	375	211	184	770
Balance as of December 31, 2023	$10,521	$5,887	$5,142	$21,550

The Company operates its business through three reporting segments: Architecture and automotive, Safety tech and Aeronautics. Safety tech and Aeronautics were identified as reporting units. See Note 4 for additional segment information.

The Company determines the fair value of its reporting units using the income approach. According to the income approach, the Company uses discounted cash flows to estimate the fair value. Cash flow projections are based on the Company’s estimates of revenue growth rates and operating margins, taking into consideration the industry’s and market’s conditions. The discount rate used is based on the weighted average cost of capital (“WACC”), adjusted for the relevant risk associated with country-specific and business-specific characteristics.

As of December 31, 2023, the Company performed a quantitative assessment of the reporting units’ fair value. No impairment charges were recognized as of December 31, 2023. This, based on the following assumptions:

	Architecture and automotive	Safety tech	Aeronautics
Discount rate	19%	19%	20%
Terminal growth rate	3%	3%	3%

If business conditions or expectations were to change materially, it may be necessary to record impairment charges to the Company’s Safety Tech and Aeronautics reporting units in the future.

NOTE 9 — NONCONVERTIBLE LOANS:

a.      During 2018, the Company entered into a loan agreement with an Israeli bank in the amount of $1,000 (the “2018 Loan”) which was repaid in full by May 2021. As part of the terms of the loan, the Company issued to the bank warrants to purchase 33,810 series A-3 preferred shares at an exercise price of $5.914 per share and exercisable for 6 years commencing from the date of the loan, see Note 16(a). In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $150 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

During 2019, the Company entered into a loan agreement with an Israeli bank in the amount of $1,000 (the “2019 Loan”) which was repaid in full by January 2022. In addition, in the case of an IPO or certain liquidity events, the bank shall be entitled to receive a bonus of $200 (the “Bonus”).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — NONCONVERTIBLE LOANS: (cont.)

During 2020, the Company entered into an additional loan agreement with an Israeli bank in the amount of $500 (the “2020 Loan”) which was repaid in full by January 2022. As part of the terms of the loan, the Company issued to the bank warrants to purchase 4,180 series C preferred shares at an exercise price of $14.35 per share and exercisable for 8 years commencing from the date of the loan, see Note 16(a). In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $60 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

On October 19, 2021, the Company entered into a loan facility agreement with an Israeli bank, pursuant to which the Company borrowed an aggregate loan amount of $3,000, which bears interest at a rate of 4.2% per annum (the “2021 Loan”) which was repaid in full by January 2022. As part of the terms of the 2021 Loan, the Company issued to the bank warrants to purchase 5,792 the most senior class of shares, currently series D preferred shares, at an exercise price of $31.08 per share and exercisable for 8 years commencing from the date of the loan, see Note 16(a).

The warrants issued to the bank are classified as liabilities under ASC 480, as they are convertible to contingently redeemable preferred shares, and thus embody an obligation. The obligation to pay the Bonus to the bank meets the definition of a ‘derivative’ under ASC 815-10-15-83. Thus, both financial instruments are subsequently measured at fair value through profit or loss, see also Note 16(a).

b.      In 2020, the Company also entered into a bank loan under an Israeli government established state-guaranteed loan for the financial support of businesses following the outbreak of the COVID pandemic. The loan, in the amount of $592 (approximately NIS 2.1 million), has a term of 5 years. The loan bears annual interest of the prime rate plus 1.5% that is paid by the Company beginning from the second year of the loan. The total interest expenses related to COVID Loan amounted to $22 and $19 for the years ended 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the Company has a lien against its bank deposit in the amount of $30, in respect of the aforementioned bank loan granted under the Israeli government as support for the COVID pandemic.

In January 2022, the Bank Loans were repaid in full following the signing of the Facility Agreement, see Note 9(c), except for (i) the three outstanding warrants issued to the bank (see Note 16(a)); (ii) a loan agreement dated May 13, 2020, pursuant to which the Company borrowed an aggregate loan amount of NIS 2.1 million in connection with a pledge dated May 13, 2020 registered on June 8, 2020 (see Note 9(b) above); and (iii) a fee to be paid to the bank in case of an exit event.

c.      On January 19, 2022, the Company entered into a facility agreement with certain credit funds for a loan facility in the aggregate amount of up to $30,000 (the “Facility” and the “Facility Agreement”, respectively). Subsequent to entering into the Facility Agreement, on January 26, 2022, the Company drew down an amount of $20,000 (the “First Loan”) which was used to repay the Company’s loans with an Israeli bank, and towards the acquisition of Vision as set forth above.

The Facility Agreement was amended by a First Amendment on April 25, 2022, under which Vision acceded to the Facility Agreement as an additional borrower, and assumed 25% of the first loan ($5,000) and 25% of the unutilized amount of the Facility ($2,500), against repayment of a corresponding amount owed by it to the Company under inter-company loans. The Facility was thereafter fully utilized on April 25, 2022 by the drawdown of loans by each of the Company and Vision (aggregated into a loan in an amount of $22,500 (75%) owed by the Company, and a loan in an amount of $7,500 owed by Vision (25%)) (the “Facility Loans”).

The credit funds also received a “phantom warrant” under the terms of the Facility Agreement, for further details see Note 16(d).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — NONCONVERTIBLE LOANS: (cont.)

The Facility Loans are secured by a guarantee of the Company of the obligations of Vision and by certain charges and pledges granted by each of the Company and Vision over their assets to secure their respective obligations under the Facility Agreement (including, but not limited to, pledges over the shares of the Company’s subsidiaries, including the shares of the Vision).

The Company must (1) utilize amounts received by it as proceeds from an IPO or a merger transaction with a SPAC or as indemnities or compensation pursuant to the terms and conditions of the Share Purchase Agreement with the Vision (other than such indemnities and compensations that do not amount, in the aggregate with any such previous amounts of indemnities and compensations, to $1,000), unless amounts equal to the amounts of such indemnities or compensations are invested in or loaned to Vision, for prepayment; and (2) prepay the Facility Loans upon any “Change of Control” (being an event in which a person gains ownership of

(a) more than 50% of the Company; (b) the right to appoint a majority of the Board of Directors of the Company).

If the Group prepays the Facility Loans, it will pay a prepayment compensation equal to either interest and fees that would have become payable, until lapse of 6 months following the prepayment date; or interest and fees payable that were yet to be paid, for a period between 18 to 24 months following the drawn down dates, depending on the date of prepayment. Prepayment compensation is also payable upon IPO or a merger transaction with a SPAC, and upon any Change of Control, as mentioned above.

As the Facility Loans contained embedded features not closely related to the host contract, the Company elected to apply the fair value option to them. The Company recorded financial expense amounting to $3,984 and other comprehensive income amounting to $443, attributed to changes in own credit risk for the year ended December 31, 2023.

The following are the main covenants provided under the Facility Agreement:

—	The Group must maintain at all times an unrestricted cash balance of at least $1,500.
—	The Company may not distribute dividends or make payments on account of shareholder loans.
—

The Company must procure additional funding in an amount of $10,000 for each of the years 2022 and 2023 (in equity or debt, provided that such debt is subordinated to the loans under the Facility Agreement) following the effective date of the Facility Agreement.

—

The Company and its subsidiaries may not incur any debt other than permitted debt, which includes: (i) existing debt; (ii) ordinary course trade debt; (iii) unsecured financial debt in the ordinary course of business, with respect to Company — up to NIS 850,000 and for Vision — up to $800,000; and (iv) indebtedness of members of Vision in respect of factoring or sale of accounts receivables — up to $4.27 million (to be updated on a calendar quarterly basis, in accordance with changes to the revenues of Vision) but in any event not more than the lower of 65% of the revenues of Vision in the immediately preceding quarter and $6.4 million.

—	The Group shall not pledge its assets, other than permitted security, which includes: (i) security existing at closing; and (ii) ordinary course liens and pledges.
—	The Company and its subsidiaries undertake not to enter into related party transactions, other than agreements existing at closing or in the ordinary course and at arm’s length.

On July 3, 2023 the Group entered into a waiver and amendment agreement with respect to the Facility Agreement (the “Waiver and Amendment Agreement”), pursuant to which the Group’s repayment obligations have been amended such that the repayment date for certain principal amounts occurring on June 30, 2023 in accordance with the Facility Agreement, shall be postponed and repaid on

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — NONCONVERTIBLE LOANS: (cont.)

September 30, 2023 (the “Postponed Amounts”). Notwithstanding the aforementioned, the interest payments in accordance with the Facility Agreement shall be paid in accordance with the original payment schedule on the original repayment date. The Postponed Amounts shall bear an additional interest at a rate of 2% per annum. until repayment, due on September 30, 2023. Commencing July 1, 2023, the interest rate of the Facility Loans shall be increased at a rate of 1% per annum. Under the Waiver and Amendment Agreement, the credit funds have been granted a right, upon full repayment of the Facility Loans, to demand payment of up to 50% of the “phantom warrant” (see Note 16(d)). Under the Waiver and Amendment Agreement, the Group undertook to deliver to the credit funds, no later than July 31, 2023, commitment(s) of investor(s) to invest $10.0 million in the Company no later than September 30, 2023.

During October 5, 2023 the Group entered into a waiver and amendment agreement with respect to the Facility Agreement, under which it was agreed that the payment obligations of the Group under the Facility Agreement due on or prior to September 30, 2023 may be postponed until November 2, 2023, in consideration for payment of a waiver fee in a total amount of $1.5 million.

As of December 31, 2023, the Company meets the conditions above or met them within the remedy period, as described below.

As of December 31, 2023, the aggregate unpaid principal balance of the Facility Loans was $24,600. The difference between the fair value and unpaid principal was $1,449.

In connection with the closing of the 2024 Note Purchase Agreement, the Company repaid the amounts owed under the Facility Agreement, for further details see Note 22(a) and Note 22(d).

d.      Other than the loans mentioned above, Vision has entered into multiple loans at the amount of $11,753, of which $4,009 are due within a year. The loans bear interest at rate up to %5.00 (weighted average: %3.12).

During 2023, following a negotiation between Vision and its lending banks, the principal payments of the majority of Vision’s bank loans between February 2023 to January 2024 has been deferred to January 2024 going forward. The loans’ term has extended by twelve months. The principal amount of the loans deferred was $9.4 million (Euro 9.3 million). The interest on the loans will be paid on an going basis, and will be increased by approximately 4%. Most of the changes were accounted for as loan modifications. Since the loans were issued at par, Vision applied the new interest rate as of June 2023 going forward.

As of December 31, 2023, the required annual principal payments of long-term debt, starting from the year 2024, are as follows:

December 31, 2023
2024*	$17,765
2025*	14,756
2026	2,624
2027	1,243
2028 and thereafter	141
Total	$36,529

____________

*        Includes Facility Agreement principal repayment in the amounts of $13,500 and $11,100 for the years 2024 and 2025 respectively.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.      Other current assets:

	December 31
	2023	2022
Prepaid expenses	$1,532	$372
Other	513	268
	$2,045	$640

b.      Other current liabilities:

Institutions	$214	$53
Warranty liability	234	258
Expenses payable and other	—	63
Employee rights upon retirement	—	19
	$448	$393

c.      Financial expense, net:

	Year ended December 31
	2023	2022
Change in fair value of marketable securities measured at fair value	$(1,655)	$350
Change in fair value of warrants and financial liabilities measured at fair value	(31,820)	(2,538)
Interest expense on loans	(13,493)	(3,759)
Foreign exchange loss, net	733	436
Other, net	(887)	35
Total financial income (expense), net	$(47,122)	$(5,476)

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES:

a.      Government grants

Israel Innovation Authority (“IIA”) grants program.

In February 2014, the Company received approval from the IIA for participation in research and development activities performed by the Company (“Support Grant”) during 2013 in the amount of $92. As of December 31, 2023, and the date of approval of these financial statements, the Company received a total amount of $77, under the Support Grant. The Company is obligated to pay royalties of 3% to 3.5% to the government of Israel, computed based on the revenues from sales of products that the Company is developing that are assisted by the Support Grant until 100% of the Support Grant, linked to the U.S. dollar, is repaid. Pursuant to reporting and royalty payment procedures of the IIA, such royalties are to be paid at an annual interest rate equal to LIBOR (“the IIA Royalties Computation Method”).

In December 2016, and December 2017, the Company received approvals from the IIA for additional Support Grants for research and development activities performed by the Company during the 12 months ended November 30, 2017, and November 30, 2018, in an aggregate amount of approximately $680 (NIS 2,641) and $480 (NIS 1,565), respectively. The Company is obligated to pay royalties of 1% to 1.5% royalties to the government of Israel, computed based on the IIA Royalties Computation Method.

As part of the Support Grant programs, the Company received total amounts of $737 (NIS 2,641) and $437 (NIS 1,565), respectively. The Company did not receive any grants during 2021-2023 and is not expected to receive further grants under the IIA grants program.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES: (cont.)

The Company’s royalty expenses to the government of Israel for the years ended December 31, 2023 and 2022 in respect of the mentioned programs were $31 and $59, respectively.

As of December 31, 2023, the Company had a contingent obligation to the IIA in the amount of approximately $1,275 including annual interest of LIBOR linked to the dollar.

In October 2023, it was published that the interest rate on the Support Grant will be replaced with a 12-month Term SOFR which is published on the first trading day of each calendar year.

b.      Agreement with an investment banker

During the year ended December 31, 2020 the Company entered into a contract with an investment banker, as subsequently amended for the purpose of obtaining advisory services regarding possible future mergers, possible fund raising and debt financing alternatives. For those services, the Company agreed to pay a fee equal to a percentage of the principal amount of debt issued by and/or committed to the Company in a debt financing, and the gross proceeds raised in a PIPE, and a fixed amount for the closing of Vision acquisition, all net of taxes, at the closing of the fund-raising round, debt financing and business combination transaction.

With the Closing of the Facility Agreement on January 19, 2022 (see Note 9(c)) and the closing of the business combination and Series D Round on January 26, 2022, respectively (see Note 3 and Note 14(d)), the Company’s commitment to the investment banker totaled to $2,500. The services related to business combination were treated as transaction expenses and recorded in other expenses, the services related to the fund raising of Round D, were treated as issuance expenses and presented net of the issuance of preferred shares in the statement of changes in redeemable convertible preferred shares, the services related to the Facility Agreement were treated as debt and derivative transaction expenses and adjusted the net amount of debt recognized or recorded in the Company’s statement of operation, respectively. As of December 31, 2023, payable balance of the investment banker was $1,575 as recorded in the balance sheet.

c.      Employee retirement benefits

Vision’s retirement commitments are partly covered by payments made under a retirement contract for the benefit of employees and managed externally at Natixis Financial Institution. The provision for retirement benefits on December 31, 2023 represents an accrual for lump-sum payments to be paid at the time an employee retires if he or she is still employed by the Company at the date of retirement.

Vision’s benefit obligation on December 31, 2023 was $1,658. Vision’s plan assets consisted of cash deposits in an amount of $439 on December 31, 2023.

The Group recognized a net amount of $88 in profit and loss for the net benefit obligation in 2023.

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

2024*	$11
2025	12
2026	58
2027	154
2028	97
2029 and thereafter	887
Total payments	$1,219

____________

(*)      presented as part of employee related obligations

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 — COMMITMENTS AND CONTINGENT LIABILITIES: (cont.)

Weighted-average assumptions used to determine net benefit cost for 2023 were as follows:

2023
Discount rate	3.2%
Rate of compensation increase	3.0%
Turnover rate	5.6%
Expected long-term rate of return on plan assets	3.2%

NOTE 12 — LEASES:

The Group enters into operating leases of research and development facilities, production facilities and executive offices in Israel, production facilities in Germany, buildings, equipment, leases in France, and offices in the United States and China, under several lease agreements. Vision also enters into financing leases of production equipment, machines and molds in France.

The lease agreements for the facilities in Israel are denominated in NIS and linked to the Israeli consumer price index (“CPI”). The lease agreements in Germany and France are denominated in Euro. The lease agreements for the facilities in the United States are denominated in USD. The lease agreements for the facilities in the China are denominated in RMB.

The remaining lease terms are up to 10 years as of December 31, 2023, including the option to extend the lease period. Vision has an option to purchase the production equipment at the end of the lease.

In addition, the Company provided a rental security in the form of restricted bank deposit of total $127, and rental securities in the form of restricted deposit of total $84, in order to secure the lease agreements.

The Company entered into operating lease agreements in connection with the leasing of several vehicles. The lease periods are generally for three years and the payments are linked to the Israeli CPI or are denominated in Euro. To secure the terms of the lease agreements in Israel, the Company has made certain prepayments to the leasing company, representing approximately three months of lease payments. These amounts have been recorded as part of the operating lease right to use assets.

Operating lease costs for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31
	2023	2022
Fixed payments and variable payments that depend on an index or rate:
Equipment leases	$646	$479
Office and operational spaces lease expenses	2,090	1,646
Vehicle lease expenses	151	190
Total	$2,887	$2,315

Additional information for the years ended December 31, 2023 and 2022:

	Year Ended December 31
	2023	2022
Variable lease cost (included in the operating lease costs)	$54	$37

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 12 — LEASES: (cont.)

Operating cash flows, for amounts included in the measurement of lease liabilities are as follows:

	Year Ended December 31
	2023	2022
Equipment leases	$705	$400
Office and operational spaces lease expenses	$2,037	$1,736
Vehicle lease expenses	$150	$146

Supplemental information related to operating leases is as follows:

	December 31
	2023	2022
Operating lease right-of-use assets	$12,377	$8,971
Operating lease liabilities	$11,606	$8,702
Weighted average remaining lease term	2.7	4.3
Weighted average discount rate	12.29%	9.08%

Financing lease costs for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31
	2023	2022
Amortization of right of use assets	$273	$321
Interest on lease liabilities	10	15
Total	$283	$336

As of December 31, 2023, the Company has not entered into lease agreements that include options to extend them that are not included in the measurement of the lease liability.

Maturities of lease liabilities are as follows:

	Operating leases	Financing leases
2024	$2,728	$250
2025	2,008	75
2026	1,724	13
2027	1,654	—
2028 and thereafter	5,635	—
Total lease payments	$13,749	$338
Less imputed interest	$2,143	$2
Total lease liabilities	$11,606	$336

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 13 — FAIR VALUE MEASUREMENTS:

a.      Financial instruments measured at fair value on a recurring basis

The Company’s assets and liabilities that are measured at fair value as of December 31, 2023, and 2022, are classified in the tables below in one of the three categories described in “Note 2 — Fair value measurement” above:

	December 31, 2023
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$1,857		$1,857
Financial Liabilities
Warrants and phantom warrants		21,566	21,566
CLAs		55,940	55,940
NPA		21,976	21,976
Earn-out liability		2,997	2,997
Facility loans		23,151	23,151
Other		$186	$186
	December 31, 2022
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$3,512		$3,512
Financial Liabilities
Warrants and phantom warrants		8,267	8,267
CLAs		3,809	3,809
Earn-out liability		3,917	3,917
Facility loans		29,745	29,745
Other		$185	$185

The following is a roll forward of the fair value of liabilities classified under Level 3:

	2023
	Warrants*	CLAs	NPA	Facility loan	Earn-out liability	Other
January 1, 2023	$8,267	$3,809	$—	$29,745	$3,917	$185
Issuance	14,649	27,225	19,750	—	—	—
Payment	—	—	—	(5,400)	(1,667)	—
Change in fair value	(1,350)	24,906	2,226	(1,194)	747	1
December 31, 2023	$21,566	$55,940	$21,976	$23,151	$2,997	$186

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 13 — FAIR VALUE MEASUREMENTS: (cont.)

	2022
	Warrants*	SAFEs	CLAs	Facility loan	Earn-out liability	Other
January 1, 2022	$380	$3,000	$3,143	$—	$—	$195
Issuance	8,338	—	—	26,657	—	—
Business Combination	—	—	—	—	1,323	—
Change in fair value	(451)	—	666	3,088	2,594	(10)
Classification to warrants and equity	—	(3,000)	—	—	—	—
December 31, 2022	$8,267	$—	$3,809	$29,745	$3,917	$185

The fair value of the Company’s liabilities, based on the Company’s share price that are classified as Level 3 for the December 2023 and 2022 valuation was estimated using a hybrid model in order to reflect two scenarios: (1) IPO event and (2) other liquidation events. The IPO scenario was based on the fair value of the Company’s business based on management estimation. The other liquidation events scenario was based on various market indications using an option pricing model (OPM) (income approach-based valuation technique). Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, and future cash flows, discount rates, the selection of comparable public companies, and the probability of and timing associated with possible future events.

The following table presents the main assumptions used in the hybrid model for the periods presented:

	December 31
	2023	2022
Expected volatility	44.87%	44.07%
Assumptions regarding the price of the underlying shares:
Probability of an IPO scenario	25%	25%
Expected time to IPO (years)	0.75	1.0
Probability of liquidation events	75%	75%
Expected time to liquidation (years)	2.0	2.0

A significant increase in the expected volatility, probability of IPO, in isolation, could increase the fair value of the related instruments. A significant decrease in expected term or expected time to IPO, in isolation, could decrease the fair value of related instruments. In combination, changes in these inputs could result in a significantly higher or lower fair value measurement if the input changes were to be aligned or could result in a minimally higher or lower fair value measurement if the input changes were of a compensating nature.

As of December 2023, the Second Earn Out Period was met. The discounted contingent consideration updated to $3.0 million (€2.7 million) using Company’s debt interest rate considering a payment of $1.7 million (€1.5 million) at December 28, 2023 (see Note 3(c)).

The fair value of the facility loan, measured under the fair value option (see Note 9(c)), was measured by discounting the predicted cashflows of the loan, including anticipated prepayment penalties when applicable, using a spread equal to 0.65% above an ilCaa1 USD yield curve.

b.      Financial instruments measured not at fair value on a recurring basis

Financial instruments not recorded at fair value on a recurring basis include cash and cash equivalents, restricted cash, trade receivables, bank deposits, trade and other payables and short-term borrowings. Due to their nature, their fair value approximates their carrying value.

The fair value of Vision’s bank loans approximates their carrying value.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 14 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY:

a.      As of December 31, 2023 and 2022, the share capital is composed of 0.23 NIS par value shares, as follows:

	December 31, 2023
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Ordinary Shares	16,987,315	5,276,184	$320
Preferred A Shares	1,343,233	755,566	$5,804
Preferred A-1 Shares	235,678	—	—
Preferred A-2 Shares	257,062	—	—
Preferred A-3 Shares	1,835,964	1,437,045	$9,882
Preferred B Shares	439,091	333,366	$2,292
Preferred C Shares	2,195,457	590,059	$8,967	$9,039
Preferred D Shares	2,195,457	1,587,881	$43,592	$64,152
Preferred D-1 Shares	1,602,684	—	—	—
Preferred D-2 Shares	1,646,593	—	—	—
Preferred D-3 Shares	878,183	—	—	—
Preferred D-4 Shares	1,251,411	—	—	—
Preferred D-5 Shares	768,410	—	—	—
Preferred D-6 Shares	373,228	—	—	—
	December 31, 2022
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Ordinary Shares	12,574,446	2,786,413	$164
Preferred A Shares	1,343,233	1,333,907	$9,174
Preferred A-1 Shares	235,678	235,678	$1,620
Preferred A-2 Shares	257,062	257,062	$1,768
Preferred A-3 Shares	1,835,964	1,826,646	$12,561
Preferred B Shares	439,091	333,366	$2,292
Preferred C Shares	2,195,457	1,522,532	$23,253	$23,325
Preferred D Shares	1,756,366	1,618,904	$44,451	$65,406
Preferred D-1 Shares	1,317,274	—	—	—

b.      Each ordinary share confers upon its holder the right to one vote and to receive dividends as declared by the Board of Directors of the Company. Since inception, the Company has not declared any dividends.

c.      Preferred shares rights under the Company’s articles of association prior to the adoption of the Round D Articles (as defined below):

The holders of the redeemable convertible preferred shares A, A-1, A-2, A-3, B and C (the “Series A, B and C Preferred Shares”) had the following rights, preferences and privileges:

Voting rights:

The holder of each Series A, B and C Preferred Share had the right to one vote for each ordinary share into which such preferred share could then be converted.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 14 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

Right to convert:

1)      Each Series A, B and C Preferred Share is convertible, at the option of the holder thereof, at any time after the issuance of such share, into such number of fully paid and non-assessable ordinary shares of the Company as is determined by the conversion rate then in effect for such preferred share, based on the share’s conversion price (see below).

The initial conversion price per share for the Series A, B and C Preferred Shares is their applicable original issue price, provided, however, that the conversion price for the Series A, B and C Preferred Shares is subject to adjustments, as described in the Company’s articles of association (see below).

Automatic conversion:

Each Series A, B and C Preferred Share shall be automatically converted, without payment of additional consideration, into ordinary shares at the conversion rate then in effect, upon the earlier of: (a) a Qualified IPO, as defined below, or (b) if the majority of the then outstanding Series A, B and C Preferred Shares voting together as a single class have requested in writing to convert their shares into ordinary shares.

Qualified IPO means, an (i) IPO yielding net proceeds to the Company of at least $25,000 and having a pre-money valuation that equals or exceeds $125,000.

Anti-dilution protection:

The Series A, B and C Preferred Shares have certain anti-dilution protection. According to the anti-dilution rights, the conversion price then in effect for such preferred share shall be reduced, concurrently, for no additional consideration in an event the Company issues new securities for an effective price which is less than the applicable conversion price then in effect for each Series A, B and C Preferred Share.

Amendment of distribution preference:

In the event of a liquidation or a distribution, all of the assets or proceeds available for distribution to the shareholders (the “Distributable Proceeds”) shall be distributed among the shareholders on a pro rata basis amongst themselves (on an as-converted basis) according to the order of preference in the seniority of the class of shares, see below in note 14(f) the current distribution preference.

The Company concluded that the preferred shares, before and after the amendment of the Company’s articles of association, should be presented outside permanent equity. This is because under both versions of the Company’s articles of association, they include Deemed Liquidation events that would constitute a redemption event that is outside of the Company’s control.

d.      On December 17, 2021, the Company entered into the Series D Share Purchase Agreement with existing and new investors, as amended on May 26, 2022 and September 30, 2022, (the “Series D SPA”) as well as ancillary agreements with certain investors to raise capital in the amount of up to $75,000 providing for, among other things, the issuance by the Company of series D preferred shares, and warrants to purchase series D-1 preferred shares (the “Series D Round”), with such shares to have the rights and privileges as set forth in the Round D Articles. The initial closing of the Series D Round occurred on January 27, 2022, in which an amount of $24,444 was subscribed by investors including an amount of $3,000 received by the Company pursuant to a certain SAFE dated August 24, 2021 (see Note 17), by and between the Company and the parties set forth therein, which was converted into series D preferred

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 14 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

shares at the closing of the Series D Round in 2022. Following the amendments to the Series D Round, the Company had until March 31, 2023, to raise the additional amounts. As of December 31, 2023, the Company has raised an additional $27,184.

In connection with the Series D Round, on January 25, 2022, the shareholders of the Company adopted the amended and restated Articles of Association (the “Round D Articles”) which included the new class of Series D Preferred Shares and Series D-1 Preferred Shares issued in connection with the Series D Round. The Round D Articles included the following main changes:

Amendment to definition of a Qualified IPO:

The definition of a Qualified IPO was amended to include an IPO yielding net proceeds to the Company of at least $50 million (instead of $30 million) reflecting a pre-money valuation of at least $450 million (instead of $150 million – $250 million, depending on the timing of the IPO) (“Target Value”); or a SPAC Transaction in which the combined company’s net cash position after the merger is increased by at least $50 million (including funds from the SPAC entity and/or a concurrent PIPE investment) and which reflects a pre-money Company valuation that equals or exceeds the Target Value.

Addition of Distribution Preference:

The distribution preference was amended to first, allow the holders of Preferred D Class Shares and Preferred D-1 Class Shares (“Preferred D Holders”) to receive, from the Distributable Proceeds, on a pro-rata basis (on an as-converted basis) among the Preferred D Holders, prior and in preference to the holders of the other shares, for each Preferred D Class Share and Preferred D-1 Class Share held by them, an amount equal to the original issue price of each Preferred D Class Share and Preferred D-1 Class Share ($31.08 and $34.19, respectively, as adjusted for any recapitalization, share combinations, share dividends, share splits and the like with respect to such shares) times 1.3, plus any declared an unpaid dividend, from the date of issuance of such share until the date of Distribution of such Distributable Proceeds, less any amount previously paid in respect of the Preferred D

Class Shares or Preferred D-1 Class Shares, see below in note 14(f) the current distribution preference.

Preferred D Shares conversion adjustment mechanism:

Preferred D Shares contain a unique adjustment mechanism to the conversion ratio, according to which, until immediately following the earlier of a Qualified IPO and a Deemed Liquidation (as defined in the Company’s Round D Articles), upon the first event (and in each such event) of (1) a Deemed Liquidation; or (2) upon issuance of new securities by the Company at valuation less than the Target Value, the conversion price of Preferred D Shares would be reduced to 20% discount on the lowest price per share for which the Company issued new securities (the “Discount”). Alternatively, if requested by the Preferred D Holders, holding a majority of the Preferred D Shares, the Company shall issue to the Preferred D Holders at such time, for no additional consideration, additional Preferred D Shares by also adjusting the original issue price of the shares.

As the consummation of a Designated IPO or a SPAC Transaction (as both terms are defined in the Round D Articles) has not occurred prior to August 31, 2022, the Discount was amended to thirty percent (30%).

At the closing of the Series D Round in January 2022, the Company issued to the investors a total of 786,540 series D preferred shares, of which 96,530 were issued upon conversion of the SAFE that was signed in September 2021, and 64,353 were issued in consideration for the $2,000 invested prior to the

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 14 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

closing (but as part of the total investment in the round). For the accounting treatment of the warrants to purchase series D-1 preferred shares, see Note 16. Any proceeds in excess of the fair value of the warrants were attributed to the issuance of series D preferred shares.

e.      On March 31, 2023 the Series D SPA deferred closing occurred, following the majority of the Series D SPA preferred shareholders consent from September 30, 2022 to extend the round until March 31, 2023.

f.       In connection with the consummation of the 2023 CLA, on April 27, 2023, the shareholders of the Company adopted the amended and restated Articles of Association (the “CLA Articles”) which included the issuance of the new class of Series D-2 Preferred Shares, Series D-3 Preferred Shares and Series D-4 Preferred Shares to be issued in connection with the 2023 CLA conversion (the “Preferred CLA Class Shares”). The CLA Articles included the following main changes:

Amendment of the Company’s authorized shares:

The authorized share capital of the Company shall be NIS 26,345,486, comprised of an aggregate of 26,345,486 shares, divided into: 13,650,220 Ordinary Shares, 1,343,233 Preferred A Shares, 235,678 Preferred A-1 Shares, 257,062 Preferred A-2 Shares, 1,835,964 Preferred A-3 Shares, 439,091 Preferred B Shares, 2,195,457 Preferred C Shares, 2,195,457 Preferred D Shares, 1,602,684 Preferred D-1 Shares, 548,864 Preferred D-2 Shares, 790,365 Preferred D-3 Shares and 1,251,411 Preferred D-4 Shares.

Amendment in the distribution preference:

The distribution preference was amended to first, allow the holders of the Preferred CLA Class Shares to receive, from the Distributable Proceeds, on a pro-rata basis (on an as-converted basis) among the Preferred CLA Class Shares holders, prior and in preference to the holders of the other shares, for each Preferred CLA Class Share held by them, an amount equal to the original issue price of each Preferred CLA Class Share (the price per share upon conversion pursuant to the 2023 CLA) times with respect to the Preferred D-2 Shares and the Preferred D-3 Shares, 1.5, and with respect to the Preferred D-4 Shares, 2,, plus any declared an unpaid dividend, from the date of issuance of such share until the date of Distribution of such Distributable Proceeds, less any amount previously paid in respect of the Preferred CLA Class Shares pursuant to this distribution preference (the “Preferred CLA Preference Amount”); In the event that the Distributable Proceeds shall be insufficient for the distribution of the Preferred CLA Preference Amount in full to all of the Preferred CLA Class Shares holders, the Distributable Proceeds shall be distributed among the Preferred CLA Class Shares holders on a pro rata basis in proportion to the amounts such holders would have received had the remaining Distributable Proceeds been sufficient for the distribution of the Preferred CLA Preference Amount in full.

Notwithstanding the foregoing, in the event the Distributable Proceeds are in an amount which — had all of the Preferred CLA Class Shares, the Preferred D Shares and Preferred C Shares been converted into Ordinary Shares immediately prior to such Distribution, and all Distributable Proceeds distributed among all holders of Shares of the Company on a pro-rata basis — would provide an amount of Distributable Proceeds to the Preferred CLA Class Shares holders, Preferred D Holders and the Preferred C Holders equal to or greater than the Preferred CLA Preference Amount, Preferred D Preference Amount and the Preferred C Preference Amount, then all Distributable Proceeds shall be distributed amongst all holders of Shares of the Company on a pro-rata basis.

Special Mandatory Conversion:

In the event that a holder of preferred shares does not participate in a Qualified Financing (as defined in the CLA Articles), by purchasing in the aggregate, in such Qualified Financing, and within the time period specified by the Company, such holder’s Required Portion (as defined in the CLA Articles) of

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 14 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

the Offered Securities (as defined in the CLA Articles) in such Qualified Financing, then the Applicable Portion (as defined in the CLA Articles) of the preferred shares held by such holder of preferred shares shall automatically, and without any further action on the part of such holder of preferred shares or the Company, be converted into Ordinary Shares at the Preferred Conversion Price (as defined in the CLA Articles) in effect immediately prior to the consummation of such Qualified Financing, effective upon, subject to, and concurrently with, the consummation of the Qualified Financing.

The Amendment of the CLA Articles did not have an impact on the Company’s equity.

g.      Following the adoption of the CLA Articles (see Note 14f) and the consummation of the 2023 CLA (see Note 15b), certain Preferred A Shares, Preferred A-1 Shares, Preferred A-2 Shares, Preferred C Shares, And Preferred D Shares were converted to a total of 2,466,517 Ordinary Shares.

h.      In connection with the consummation of the NPA, on November 7, 2023, the shareholders of the Company adopted the amended and restated Articles of Association (the “NPA Articles”) which included the issuance of the a class of Series D-5 Preferred Shares, Series D-6 Preferred Shares to be issued in connection with the NPA (see note 15(c). The NPA Articles included the following main changes:

Amendment of the Company’s authorized shares:

The authorized share capital of the Company shall be NIS 32,009,765, comprised of an aggregate of 32,009,765 shares, divided into: 16,987,315 Ordinary Shares, 1,343,233 Preferred A Shares, 235,678 Preferred A-1 Shares, 257,062 Preferred A-2 Shares, 1,835,964 Preferred A-3 Shares, 439,091 Preferred B Shares, 2,195,457 Preferred C Shares, 2,195,457 Preferred D Shares, 1,602,684 Preferred D-1 Shares, 1,646,593 Preferred D-2 Shares, 878,183 Preferred D-3 Shares, 1,251,411 Preferred D-4 Shares, 768,410 Preferred D-5 Shares and 373,228 Preferred D-6 Shares.

NOTE 15 — CONVERTIBLE LOAN AGREEMENTS:

a.      During the first quarter of 2020, the Company entered into convertible loan agreements (the “CLA”) with three lenders (the “CLA Lenders”) pursuant to which the CLA Lenders agreed to loan the Company a sum of $2,550 (“Loan Amount”). The CLAs were issued with warrants to purchase series C shares, see Note 16(b), and bear 10% annual interest and matured on July 31, 2021 (“Maturity Date”). If the Loan Amount is repaid or converted prior to the Maturity Date, the interest will be calculated as of the Maturity Date and not the actual repayment or conversion date.

The CLA contains conversion clauses such as:

1)      Conversion upon a Qualified Financing (as defined in the CLA agreements, “Qualified Financing”) the CLA Lenders may require the Company to convert the Loan Amount into the Company’s most senior class shares issued in the Qualified Financing equal to the number determined by dividing the Loan Amount by the price per share in the Qualified Financing.

2)      Merger and Acquisition (M&A) Transaction — the CLA Lenders may require the Company to either repay the Loan Amount and the interest or to convert the Loan Amount into the most senior class of shares of the Company existing immediately prior to the closing of such event at a conversion price per share equal to the lower of:

(i)     the price per share in such an event; and

(ii)    a price per share reflecting a $110,000 pre-money Company valuation on a fully diluted basis as of such date.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — CONVERTIBLE LOAN AGREEMENTS: (cont.)

3)      Conversion upon the Maturity Date — the CLA Lenders shall either require the Company to repay the Loan Amount and the interest or to convert the Loan Amount into the most senior class of shares of the Company outstanding at the time of such conversion (but of a new sub-class if there are a differing issuance prices) as follows:

(i)     if a Qualified Financing has occurred, the Loan Amount shall be converted in accordance with conversion upon a Qualified Financing;

(ii)    if a Qualified Financing has not occurred but a Non-Qualified Financing (as defined in the CLA agreements, “Non-Qualified Financing”) has occurred, the Loan Amount shall be converted at a price per share equal to the number determined by dividing the Loan Amount by the lowest price per share in any Non-Qualified Financing; and

(iii)   if neither a Qualified Financing nor a Non-Qualified Financing has occurred, the Loan Amount shall be converted at a price per share reflecting a $77,000 pre-money Company valuation on a fully diluted basis as of such date. Based on that, as of December 31, 2020 the loan (including accrued interest) is convertible into 191,422 Preferred C shares.

4)      Upon repayment or conversion of the Loan Amount, the CLA Lenders shall have the right to receive the interest as a cash payment or to convert the interest into shares of the Company. In the event the lenders elects to convert the interest into shares of the Company, the interest shall be converted as follows:

(i)     if such conversion is in connection with the conversion of the Loan Amount, the interest shall be converted together with and pursuant to the same terms as the Loan Amount; and

(ii)    if such conversion is in connection with the repayment of the Loan Amount, the interest shall be converted into the most senior class of shares of the Company outstanding at the time of such conversion (but of a new sub-class if there are differing issuance prices), equal to the number determined by dividing the interest by a price per share reflecting a $77,000 pre-money Company valuation on a fully diluted basis as of such date.

During January 2021, one of the CLA Lenders converted its CLA into 15,008 series C preferred shares, for an amount of $230 including accrued interest. As a result of the CLA having converted into series C preferred shares in January 2021, its warrants expired according to its terms.

The Company entered into amendment to the CLA whereby the two remaining CLA Lenders under such CLA agreed to amend the CLA such that: (i) the Maturity Date was extended currently to July 31, 2023, (ii) the interest on the loan should be accrued and be compounded on a quarterly basis commencing August 1, 2021, (iii) repayment of the loan shall only occur upon 60 days’ prior written notice by the Company to the CLA Lenders, (iv) to the extent the Company is unable to repay the loan by the amended Maturity Date, the CLA Lenders shall agree to a further extension, (v) the CLA Lenders agreed with the lenders under the Facility Agreement (see Note 9(c) that the rights of the CLA Lenders are subordinated in favor of the lenders under the Facility Agreement including not having any rights to receive or to demand any payments under the CLA (other than to convert into shares) until the obligations under the Facility Agreement has been discharged in full, (vi) as of August 1, 2022, the interest was amended to reflect a net interest rate of twelve percent (12%) per annum, compounded on a quarterly basis, which shall be due and payable upon either repayment or conversion of the loan in accordance with the terms of the CLA, by way of the Company’s conversion of the interest into Preferred C Shares of the Company at a price per share equal to $10.72, or repayment of the interest, as shall be determined by the lenders, and (vii) a mandatory conversion of

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — CONVERTIBLE LOAN AGREEMENTS: (cont.)

the loan into Preferred C Shares of the Company immediately prior, and subject to, the closing of an IPO or SPAC Transaction (as defined in the Company’s articles of association, as in effect from time to time), regarding the amendments related to the accompanying warrants, see Note 16(b).

On July 31, 2023, the CLA and the accompanying warrants mentioned above, were further amended in order to extend the term of the underlying loan for an additional 24 months until July 31, 2025. In addition, the interest was amended such that in the event the CLA is converted in accordance with its terms prior to the amended maturity date, the CLA shall accrue total interest of 24% from the date of the amendment until the earlier of the conversion and the maturity date.

As of December 31, 2023, the remaining balance of the CLA (including the accrued interest) is convertible into 319,250 series C preferred shares.

b.      During 2023 the Company entered into convertible loan agreements, (the “2023 CLA”) with several lenders (the “CLA Lenders”) pursuant to which the CLA Lenders agreed to loan the Company up to $25.0 million (the “Loan Amount”). As of December 31, 2023, a sum of $27.2 million was subscribed by the lenders. As of April 12, 2024, a sum of $34.3 million was subscribed by the lenders. The CLA were issued with warrants to purchase the most senior class of shares of the Company existing immediately prior to the conversion. The exercise period under the accompanying warrants commencing on the date of conversion or repayment of the applicable CLA Lender’s Loan Amount and ending on the fifth (5th) anniversary of the date thereof.

The CLA contains conversion clauses such as:

1)      Conversion upon an IPO (as defined in the Company’s articles of association, as in effect from time to time), each CLA Lender may require the Company to repay the applicable lender’s Loan Amount and the interest from the IPO proceeds or convert its applicable Loan Amount and interest into the Company’s most senior class of shares then issued equal to the number determined by dividing the lenders loan amount plus interest by the IPO PPS (as defined in the 2023 CLA).

2)      Conversion upon a Deemed Liquidation (as defined in the Company’s articles of association, as in effect from time to time), each CLA Lender may require the Company to repay the applicable lender’s Loan Amount and the interest or convert its applicable Loan Amount and interest into the Company’s most senior class of shares then issued equal to the number determined by dividing the lenders loan amount plus interest by the Deemed Liquidation PPS (as defined in the 2023 CLA).

3)      Conversion upon a Qualified Financing (as defined in the 2023 CLA) each CLA Lender may require the Company to convert its applicable Loan Amount and interest into the Company’s most senior class of shares then issued equal to the number determined by dividing the lenders loan amount plus interest by the Qualified Financing PPS (as defined in the 2023 CLA).

4)      Optional conversion or repayment, each CLA Lender may convert its applicable Loan Amount and interest into the Company’s most senior class of shares then issued equal to the number determined by dividing the lenders loan amount plus interest by the Optional PPS (as defined in the 2023 CLA). Otherwise, a lender who does not so notify the Company shall be deemed to have elected to have the Company repay its applicable lender loan amount.

5)      Conversion upon the Final Date (as defined in the 2023 CLA) each CLA Lender may convert its applicable Loan Amount into the Company’s most senior class of shares then issued equal to the number determined by dividing the lenders loan amount plus interest by the Final Date PPS (as defined in the 2023 CLA).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — CONVERTIBLE LOAN AGREEMENTS: (cont.)

6)      Each lender’s Loan Amount shall bear interest at a rate of twelve percent (12%) per annum (compounded annually). The interest shall be due and payable upon repayment, or upon the conversion of the lender’s Loan Amount; Notwithstanding the foregoing, any Lender extending an amount which reflects an increase of thirty percent (30%) or more over its Required Pro Rata Portion (as defined in the 2023 CLA) based on a loan amount of US $15.0 million (each such Lender, an “Overallotment Lender”) shall bear simple non-compounding interest of twenty-four percent (24%) (the “Overallotment Interest”) from the relevant Disbursement Date (as defined in the 2023 CLA) until the earlier of the expiration of the Bonus Period (as defined in the 2023 CLA) or the repayment or conversion of such Overallotment Lender’s Loan Amount. Following the Bonus Period, such (including the Overallotment Interest) shall continue to bear interest at the rate as set forth in the first sentence above.

For existing investors not participating in the 2023 CLA round, their existing Preferred Shares were converted to ordinary shares, see Note 14(g).

As the instruments contain multiple embedded features, the Company elected to account for the CLAs and Subsequent CLA under the fair value option in accordance with ASC 825. Under the fair value option, changes in fair value are recorded in earnings. The Company recorded financial expense amounting to $24,906 and $666 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the required annual principal payments of CLAs, starting from the year 2024, are as follows:

December 31, 2023
2028 and thereafter	$29,575
Total	$29,575

c.      On November 8, 2023 the Group entered a Note Purchase Agreement (the “NPA”) among Chutzpah Holdings Ltd. a related party, (“Purchaser”) as purchaser, administrative agent and collateral agent. Under the NPA, Purchaser extended a credit facility to the Group in an aggregate principal amount of $60.0 million, that may be utilized and drawn down by way of issuance and sale of senior secured notes (“Notes”) to Purchaser. As of the date of these consolidated financial statements the Group withdrew $19.75 million.

The principal amount of any Notes issued to Purchaser under the NPA bear interest at a rate of 16.0% per annum, payable by the issuer quarterly, starting March 31, 2024. In addition, a commitment fee of 5.0% per annum is payable by the issuer on the unutilized amount of the credit facility (being $60.0 million, subject to any termination in whole or part, less the aggregate principal amount of Notes issued under the NPA).

Upon repayment or prepayment of any Notes, the issuer of such Notes has to pay the Purchaser an exit fee equal to 4.0% of the principal amount of the Notes being repaid or prepaid. In addition, Purchaser is entitled, upon the final repayment or prepayment of the Notes (including by way of conversion), to payment of a make whole amount equal the difference (if any) between (i) the aggregate principal amount of all issued Notes, including interest, commitment fees, exit fees and any agent fees payable to the Purchaser, and (ii) an amount equal to 1.5x of the gross principal amount of the Notes issued to Purchaser under the NPA.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — CONVERTIBLE LOAN AGREEMENTS: (cont.)

The Notes are due to be payable in full on November 8, 2028, provided that Purchaser may call the prepayment of any issued Notes following (i) the consummation of an initial public offering of the common shares of the Company (“IPO”), with a 30 day notice, or (ii) the consummation of any financing transaction which includes the refinancing or repayment of the loans of under the Facility Agreement.

Following the consummation of an IPO, at Purchaser’s discretion, up to $20.0 million of the outstanding principal amount of the issued Notes may be converted into publicly tradable common shares of the Company. The conversion shall be effected at a price equal to the public offering price of the Company’s common shares in its initial public offering, after applying a 20% discount rate, provided that if an IPO has not occurred by November 8, 2024, the percentage discount rate shall increase by an additional 5% on such date and every 6 months from and after November 8, 2024, provided however that the total discount rate shall not exceed 50%.

The amounts owing under the NPA, including principal, interest and fees payable to Purchaser, are secured by a second ranking lien on the assets of Group and subject to the first ranking liens granted to the credit funds under the Facility Agreement.

Regarding the warrants granted by the Company to the Purchaser under the “NPA”, see Note 16(g).

Under the NPA, the Company and its subsidiaries are subject to various negative and affirmative covenants, which include, among others, the following: (i) limitations on incurrence of additional financial indebtedness and on grant of liens (subject to certain permitted incurrence of indebtedness); (ii) limitations on investments in, and formation or acquisition of, additional entities or joint ventures; (iii) limitations on the conduct of any material activities other than those related to the development, manufacture and marketing of vision and light control technologies or incidental thereto; (iv) the Company is required to maintain at all times a cash balance of at least $1.5 million; and (v) additional limitations on payments to shareholders of dividends or any indebtedness, and other imitations on change in control as specified in the NPA. In addition, the NPA contains events of default customary in such transactions, including non-payment; breach of covenants; breach of representations; bankruptcy, insolvency proceedings and creditors’ process; occurrence of a material adverse event, in each case may be subject to grace or cure periods prescribed by the NPA.

The Company applied the Fair Value option to the NPA, see note 2(dd).

As of December 31, 2023, the required annual principal payments of NPA, starting from the year 2024, are as follows:

December 31, 2023
2028 and thereafter	$19,750
Total	$19,750

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 16 — WARRANTS AND PHANTOM WARRANTS TO PURCHASE PREFERRED SHARES:

As of December 31, 2023 and December 31, 2022 the outstanding number of warrants and phantom warrants composed as follows:

	December 31, 2023	December 31, 2022	Note
Warrants to convertible preferred A-3	33,810	33,810	a
Warrants to convertible preferred C	28,049	28,049	a,b,c
Warrants to convertible preferred D	22,894	22,894	a,b
Warrants to convertible preferred D-1	1,079,809	1,052,287	e
Phantom warrants	173,757	173,757	d
Warrants to convertible preferred D5	225,943	—	f
Warrants to convertible preferred D6	90,374	—	f

a.      During the years 2018 to 2021 the Company entered into several loan agreements with an Israeli bank, see Note 9(a). As part of the term of the agreements, the Company issued to the bank warrants to purchase 33,810 series A-3 preferred shares at an exercise price of $5.914 per share, warrants to purchase 4,180 series C preferred shares at an exercise price of $14.35 per share, and warrants to purchase 5,792 of the most senior class of shares, currently series D preferred shares, at an exercise price of $31.08 per share. The warrants’ exercisable period ranges between 6 years to 8 years from the date of the loans.

In addition, under the terms of the warrants, the holder has the right to receive an alternative payment of $210 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrants.

b.      During 2020, the Company entered into CLAs with three lenders, see Note 15(a). The CLAs included a grant of warrants to purchase an aggregate of 23,777 series C preferred shares exercisable at $10.72 per share for a period commencing upon the repayment date of the CLAs and ending two years thereafter.

During January 2021, one of the lenders converted its CLA into series C preferred shares and its warrants to purchase 1,866 series C preferred shares expired according to its terms. As of December 31, 2023, there are outstanding warrants to purchase 21,911 series C preferred shares.

On July 1, 2022, the CLA and the accompanying warrants were further amended in order to extend the term of the underlying loan (the “CLA Amendment”). Under the CLA Amendment, the exercise period under the accompanying warrants was amended to a period commencing on the date of the CLA Amendment and ending on the earlier of (i) the second anniversary of the repayment of the loan or the conversion thereof in accordance with the terms of the CLA (whichever occurs first); and (ii) immediately prior to, and subject to the closing of, an IPO or a SPAC Transaction (as defined in the Articles). In connection with the CLA Amendment, the lenders received additional warrants to purchase 17,103 series D preferred shares of the Company, exercisable at a price per share equal to $31.08. The additional warrants are exercisable until the earlier of (i) the closing of an IPO or a SPAC Transaction (as defined in the Articles) or (ii) the 10th anniversary of the repayment of the loan or conversion thereof.

c.      On February 12, 2020, the Company issued warrants to an institutional investor to purchase preferred shares in connection with the provision of a credit facility, that was not drawn down upon. The warrant is exercisable into 1,958 series C preferred shares at an exercise price of $15.32 per share until the earlier of (i) the closing of an IPO or change of control event or (ii) the sixth anniversary of the date of issuance.

d.    As part of the Facility Agreement (see Note 9(c)), the credit funds also received a “phantom warrant”, which entitles them to a cash payment (allocated proportionately among the Company (75%) and Vision (25%)) equal, in the aggregate, to the higher of (i) $3,000; or (ii) the difference between the price per share (PPS) of a series D preferred share in an “Exit Event” (based on the Company’s valuation, as

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 16 — WARRANTS AND PHANTOM WARRANTS TO PURCHASE PREFERRED SHARES: (cont.)

reflected in the terms of the Exit Event as defined below), and the Preferred D Shares PPS of $31.08, multiplied by 172,624 Series D Preferred Shares (or such number of ordinary shares into which such shares shall have been converted, on or prior to such Exit Event, in accordance with their terms). Notwithstanding the foregoing, if the Exit Event which triggers the payment under the phantom warrant is the transfer of less than 50% of the share capital of the Company, then the credit funds shall only be entitled to a portion of the phantom warrant payment; and the remaining portion shall be reserved and remain subject to the provisions of the “phantom warrant”.

An “Exit Event” for this purpose is (a) transfer of 25% or more of the outstanding share capital of the Company; (b) any transaction, or a series of transactions, where the Company transfers all, or substantially all of its business, assets and operations to any person, other than a transfer to any corporation which is controlled by the Company; (c) any transaction, or a series of transactions which results in a change of control; (d) an IPO of the Company’s shares or listing of Company shares for trade on any stock exchange or regulated market (including any merger with a SPAC).

If no Exit Event (or if only an Exit Event entitling for a partial payment under the “phantom warrant”) occurs until December 30, 2025, the Credit Funds are entitled during a period ending on December 30, 2035, on demand, to a cash payment under the “phantom warrant” of $3,000 (or the remaining portion thereof).

If the Exit Event is an IPO or a transaction in which shareholders of the Company receive consideration in the form of shares of another entity, the credit funds are entitled to elect to receive the payment under the phantom warrant in listed shares of the Company or the shares of such other entity, in lieu of a cash payment (and as discharge of the “phantom warrant”).

The Company accounted for the phantom warrant as a derivative liability, to be measured at fair value through profit or loss. Consideration received in excess of the fair value of the phantom warrant upon initial recognition was attributed to the Facility Loan.

Pursuant to the Waiver and Amendment Agreement (see Note 9(c)), upon the full repayment of the Facility Loans, each of the credit funds shall be entitled to demand payment in cash of up to 50% of its share in the phantom warrant, in an aggregate amount of $1.5 million, on account of the full amount that the credit funds shall be entitled to under the phantom warrants, as set forth above. (See note 22(d)).

e.      In connection with the Series D SPA (see Note 14(e)), the Company issued warrants to purchase 1,052,287 Series D-1 preferred shares to various investors including 62,746 warrants that were issued as part of the $3,000 SAFE (see note 17). The warrants are exercisable for five years from their date of issuance. The warrants were issued with an exercise price equal to $34.19 per share.

The Company classified the warrants for the purchase of shares of its convertible Preferred Shares as a liability in its consolidated balance sheets as these warrants were freestanding financial instruments which underlying shares are contingently redeemable (upon a certain liquidation events) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrant liability was initially recorded at fair value upon the date of issuance and was subsequently remeasured at fair value at each reporting date. The Company recorded revaluation expenses amounting to $619 and $451 for the years ended 2023 and 2022, respectively, and recorded as financial income (expense), net, in the Statement of Operations and Comprehensive Loss.

f.       In connection with the NPA (see Note 15(c)), The Company granted non-voting warrants to Purchaser for the purchase of: (i) 686,401 Preferred D-5 Shares of the Company, representing 5% of the share capital of the Company on a fully diluted basis (as of the issuance thereof), with an exercise price equal to (a) if an IPO is completed on or prior to March 31, 2024, the price per share for each common share of the Company issued at the IPO; and otherwise, (b) the price of the shares underlying such warrant as implied by the latest 409A valuation of the Company or by a valuation of the shares of the

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 16 — WARRANTS AND PHANTOM WARRANTS TO PURCHASE PREFERRED SHARES: (cont.)

Company by an independent third party appraiser appointed by the Company, and (ii) 274,559 Preferred D-6 Shares of the Company, representing 2% of the share capital of the Company on a fully diluted basis (as of the issuance thereof), with an exercise price equal to (a) if an IPO is completed on or prior to March 31, 2024, the price per share for each common share of the Company issued at the IPO; and otherwise, (b) the price of the shares underlying such warrant as implied by the latest 409A valuation of the Company or by a valuation of the shares of the Company by an independent third party appraiser appointed by the Company, and in each case multiplied by 1.2. The warrant shares issuable under the Warrants shall vest and be exercisable in accordance with the proportionate portion that the aggregate principal amount of Notes issued under the NPA bears to $60.0 million.

g.      In connection with the 2024 Note Purchase Agreement, the Company issued to the 2024 Note Purchasers warrants, for further details see Note 22(a).

NOTE 17 — SIMPLE AGREEMENTS FOR FUTURE EQUITY

During August 2021, a SAFE was entered into between the Company and several existing investors for a future issuance of series D preferred shares for a total amount of $3,000. In addition, the SAFE holders received all the rights of Series D Round investors including, inter alia, the issuance of warrants to purchase series D-1 preferred shares, see Note 16(e). The SAFE was converted into a total of 96,530 series D preferred shares in January 2022, see Note 14(d).

The Company classified the SAFEs as liabilities in its consolidated balance sheets in accordance with ASC 480-10. The SAFEs liabilities were initially recorded at fair value upon the date of issuance and were subsequently remeasured at fair value at each reporting date.

NOTE 18 — SHARE-BASED COMPENSATION:

In May 2016, the Board of Directors approved a new equity incentive plan (the “Plan”). During 2022 the Board of Directors approved an additional increase of the pool of 707,358 ordinary shares for grant to Company employees.

As of December 31, 2023, 394,247 shares remain available for grant under the Plan. The Company’s option awards generally vest over a four-year period, with 25% of the options vesting on the first year anniversary of grant and the remaining options vesting over the remaining period every quarter, and have a maximum term of 10 years.

Options granted to employees and non-employees:

In the years ended December 31, 2023, and 2022, the Company granted options as follows:

	Year ended December 31, 2023
	Award amount	Exercise price	Vesting period	Expiration
Employees	339,185	0.23 NIS	4 years	10 years
Subcontractors	4,997	0.23 NIS	4 years	10 years
Total granted	344,182

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 18 — SHARE-BASED COMPENSATION: (cont.)

	Year ended December 31, 2022
	Award amount	Exercise price	Vesting period	Expiration
Employees	103,020	0.23 NIS	4 years	10 years
Subcontractors	3,293	0.23 NIS	4 years	10 years
Total granted	106,313

The fair value of options granted to employees, subcontractors and directors during 2023 and 2022 was $3,716 and $1,028, accordingly.

The fair value of each option granted is estimated using the Black-Scholes option pricing method. The volatility was calculated on a daily basis for a period equal to the expected term of each option and based on the 75th percentile of the observations from comparable companies.

The estimation of the risk-free interest rates was based on the zero-coupon yield of U.S. Treasury bonds for the expected term of each option. The Company’s management uses the simplified method for as its expected life for employees, and the expected term of each option as its expected life for sub-contractors. The Company’s historical share option exercise experience does not provide a reasonable basis for estimating the expected term. The expected term of the options granted represents the period of time that granted options are expected to remain outstanding.

The underlying data used for computing the fair value of the options (as of the grant date) are as follows:

	2023	2022
Employees
Expected term (years) –	5.91 – 6.14	6.11
Expected volatility	40.98% – 42.14%	41.69% – 42.54%
Risk free interest rate	3.80% – 3.83%	1.85% – 4.36%
Expected dividend yield	0.00%	0.00%
Exercise price	0.06	0.06 – 0.07

Non-Employees
Expected term (years) –	10.00	10.00
Expected volatility	42.09% – 42.17%	42.94%
Risk free interest rate	3.64% – 3.75%	1.89%
Expected dividend yield	0.00%	0.00%
Exercise price	0.06	0.07

Assumptions regarding the price of the underlying shares:
Probability of an IPO	25%	25%
Expected time to IPO (years)	0.75	1.00
Probability of liquidation event	75%	75%
Expected time to liquidation (years)	2.0	1.5 – 2.0

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 18 — SHARE-BASED COMPENSATION: (cont.)

Summary of outstanding and exercisable options:

The following table summarizes the number of options outstanding for the years ended December 31, 2023 and December 31, 2022, and related information:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate Intrinsic Value (in U.S. dollars)
Outstanding at December 31, 2022	1,008,927	$0.068	8.12	$9,601
Granted	344,182	$0.063	9.80	$—
Exercised	(23,254)	$0.062	(7.10)	$224
Forfeited	(24,374)	$0.067	(8.91)	$—
Expired	(5,006)	$0.070	—	$—
Outstanding at December 31, 2023	1,300,475	$0.066	7.75	$14,109
Exercisable at December 31, 2023	818,625	$0.067	7.28	$8,881
Vested and expected to vest at December 31, 2023	1,300,475	$0.066	7.75	$14,109
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate Intrinsic Value (in U.S. dollars)
Outstanding at December 31, 2021	973,764	$0.067	8.37	$9,347
Granted	106,313	$0.070	9.84	$—
Exercised	(18,174)	$0.068	(6.89)	$162
Forfeited	(48,546)	$0.069	(8.81)	$—
Expired	(4,430)	$—	—	$—
Outstanding at December 31, 2022	1,008,927	$0.068	8.12	$9,601
Exercisable at December 31, 2022	550,708	$0.067	7.84	$5,241
Vested and expected to vest at December 31, 2022	1,008,927	$0.068	8.12	$9,601

The Company assumes that all outstanding options are expected to vest. The weighted average fair values at grant date of options granted for the years ended December 31, 2023 and 2022 were $47.41 and $42.47 per share, respectively.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 18 — SHARE-BASED COMPENSATION: (cont.)

Summary of status of the Company’s nonvested employee options:

The following table summarizes the number of options outstanding for the years ended December 31, 2023 and December 31, 2022, and related information:

	Number of options	Weighted- average grant-date fair value price
Outstanding at December 31, 2022	458,218	8.24
Granted	344,182	10.80
Vested	(296,176)	8.76
Forfeited	(24,374)	9.53
Outstanding at December 31, 2023	481,850	9.68

Outstanding at December 31, 2021	698,770	7.91
Granted	106,313	9.67
Vested	(298,319)	8.40
Forfeited	(48,546)	8.41
Outstanding at December 31, 2022	458,218	8.24

On December 31, 2023, there was $4,537 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.10 years.

On December 31, 2022, there was $3,621 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.28 years.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year ended December 31
	2023	2022
Cost of sales	$139	$72
Research and development	240	165
General and administrative	1,964	1,327
Sales and marketing	224	114
	$2,567	$1,678

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 19 — INCOME TAX:

a.      Corporate taxation in Israel

The Company is taxed according to the regular corporate income tax in Israel. The corporate tax rate is 23%.

b.      Income taxes on non-Israeli subsidiaries

The Company’s main subsidiaries incorporated in the U.S. in the state of Delaware, France, Germany and China (see Note 1) are assessed for tax purposes in accordance with the tax laws in the countries of their residence. In the year 2023, the Company’s U.S. subsidiary is subject to combined federal and state income taxes of approximately 21%, the subsidiary in Germany is subject to combined corporation tax and trade tax of approximately 28%, Vision is subject to income and capital gains tax of 25%, and the subsidiary in China is subject to combined corporation tax and trade tax of approximately 25%.

c.      Tax loss carryforwards

As of December 31, 2023, the expected tax loss carryforwards of the Company were approximately $85,689 which may be carried forward and offset against taxable income in the future for an indefinite period. Vision has tax loss carryforwards of $50,809, which may be carry forward indefinitely. The Company has recognized valuation allowance for the full amount in respect of these tax loss carryforwards since their utilization is not expected in the foreseeable future.

Israel and foreign components of income (loss) from continuing operations, before income taxes consisted of:

	Year ended December 31
	2023	2022
Israel	$(65,124)	$(28,781)
Foreign	(13,960)	(9,078)
Total	$(79,084)	$(37,859)

The majority of the Company’s income tax expenses arise from its foreign subsidiaries.

d.      Uncertainty in income tax

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was recorded due to immateriality.

e.      Tax rate reconciliation

Income tax expense attributable to income from continuing operations was 183 and 44 for the years ended on December 31, 2023 and 2022, respectively, and differed from the amounts computed by applying an Israeli Statutory income tax rate of 23%, to pretax income from continuing operations, mainly as a result of changes in valuation allowance of $9,577 and $6,477 respectively, as well as nondeductible expenses.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 19 — INCOME TAX: (cont.)

	Year ended December 31
	2023	2022
Loss before income taxes	$(79,084)	$(37,859)
Statutory tax rate	23%	23%
Computed “expected” tax income	(18,189)	(8,708)
Foreign tax rate differences and exchange rate differences	925	1,204
Non-deductible stock compensation and revaluation of financial assets	8,260	917
Effect of other non-deductible differences	(134)	(157)
Change in valuation allowance	9,577	6,477
Net Operating Loss True-up	—	512
Subsidiaries tax rate differences	(256)	(201)
Reported taxes on income	$183	$44

f.       Deferred tax

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31
	2023	2022
Deferred tax assets
Operating loss carryforwards	$32,044	$23,328
Research and development	3,591	3,485
Accrued vacation and convalescence	220	189
Lease liability	507	603
Accrued expenses	224	150
Phantom warrants	643	638
Bonus	43	43
Credit loss allowance	76	67
Other	304	512
Total deferred tax assets	$37,652	$29,015

Deferred tax liabilities
RFI Assets	(130)	(524)
Intangible assets	(4,904)	(5,442)
Facility agreement	(385)	(193)
Intercompany balance write-off	(1,103)	(1,063)
Right of use asset	(837)	(922)
Other	(229)	(384)
Total deferred tax liabilities	$(7,588)	$(8,528)
Valuation allowance	$(30,064)	$(20,487)
Deferred tax assets, net of valuation allowance	$—	$—

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 19 — INCOME TAX: (cont.)

g.      Roll forward of valuation allowance:

The following table presents a reconciliation of the beginning and ending valuation allowance:

Balance as of December 31, 2021	$(12,457)
Business combination	(1,553)
Additions	(6,477)
Balance as of December 31, 2022	$(20,487)
Additions	(9,577)
Balance as of December 31, 2023	$(30,064)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on these factors, the Company recorded a full valuation allowance on December 31, 2023 and 2022.

h.      Tax assessments

The Company’s tax assessments through 2018 are considered final. The U.S. subsidiaries have final tax assessments through 2019 respectively. Vision has final tax assessment through tax year 2021. The German and Chinese subsidiaries do not have final tax assessments.

During the second quarter of 2023, Vision has agreed with social and tax authorities in France, to defer the payment of social charges and VAT due between February to June 2023 at the amount of $3.69 million (€3.57 million) which will be paid in monthly installments starting October 2023 over 3 years.

NOTE 20 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS:

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31
	2023	2022
Numerator:
Net loss attributable to ordinary shareholders, basic and diluted	$79,267	$37,903
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	4,356,665	2,776,678
Net loss per share attributable to ordinary shareholders, basic and diluted	$18.19	$13.65

The above share information has been adjusted to reflect the share split as discussed in note 2ii.

The following instruments were not included in the computation of diluted earnings per share because of their anti-dilutive effect:

—     Redeemable convertible preferred shares (see Note 14);

—     Convertible loan agreements (see Note 15);

—     Warrants to purchase convertible preferred shares (see Note 16);

—     Simple agreements for future equity (see Note 17);

—     Share-based compensation (see Note 18).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 21 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders and directors of the Company:

a.      Transactions:

	Year ended December 31
	2023	2022
Share-based compensation to non-executive directors	$56	$56

b.      Balances:

	December 31
	2023	2022
Long-term liabilities —
CLA	$9,780	$567
Long-term debt measured under the fair value option	$21,976	$—

c.      During December 2014 and as amended in September 2017, February 2021 and September 2022 the Company entered into an exclusive joint product agreement (the “JPA”), with one of its current investors and a related party. According to the JPA (as amended), the investor had the exclusive right to manufacture for the Company products based on the PDLC technology that are retrofitted onto glass, worldwide (the “Retrofitted Products”), as well as an exclusive right to distribute and sell the Retrofitted Products to certain specific third parties and the exclusive right to manufacture and sell the wet application Retrofitted Products, worldwide. SPD film and PDLC film for embedded and laminated glass products were specifically excluded from the exclusivity right. In addition, the Company was not engaged with any other manufacturer to produce the Retrofitted Products and shall not sell or distribute the Retrofitted Products to certain specified third parties other than through or in cooperation with the investor. In September 2022, the cooperation agreement was terminated.

Note 22 — subsequent events:

The Company’s management has performed an evaluation of subsequent events through April 12, 2024, the date the financial statements were available to be issued except for the effect of the share split described in note 2ii, as to which the date is May 28, 2024.

a.      In January 2024, the Company entered into a note purchase agreement, or the 2024 Note Purchase Agreement, with Vision Lite, as the issuer, Gauzy Ltd., Gauzy USA, Inc. and Gauzy GmbH, as the guarantors and OIC Growth Fund I, L.P., OIC Growth Fund I PV, L.P., OIC Growth Fund I AUS, L.P. and OIC Growth Fund I GPFA, L.P., as purchasers, or the 2024 Note Purchasers, and OIC Investment Agent, LLC as administrative agent and collateral agent.

Under the 2024 Note Purchase Agreement, the 2024 Note Purchasers extended financing to Vision Lite in the principal amount of $23.5 million, which was utilized and drawn down in full by way of issuance and sale of senior secured notes, or the 2024 Notes, by Vision Lite to the 2024 Note Purchasers. In connection with the closing of the 2024 Note Purchase Agreement, the Company repaid the amounts owed under the Facility Agreement, other than with respect to certain amounts under the “phantom warrant”. In addition, in January 2024, the Company amended the 2024 Note Purchase Agreement, or the 2024 NPA Amendment, pursuant to which the 2024 Note Purchasers made available to the Company an additional commitment in the principal amount of up to $2.5 million that may be utilized and drawn down by way of issuance and sale of additional senior secured notes by Vision Lite to the 2024 Note Purchasers. As of April 2024, the $2.5 million additional commitment under the 2024 Note Purchase Agreement (as amended by the 2024 NPA Amendment) has been utilized by way of issuance and sale of additional 2024 Notes.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 22 — subsequent events: (cont.)

In addition, under the 2024 Note Purchase Agreement, the 2024 Note Purchasers extended a commitment to purchase additional notes in an amount of up to $15.0 million (which commitment will be reduced on a dollar-for-dollar basis by any amounts invested by the 2024 Note Purchasers in our equity securities, including in an initial public offering, or the Second Tranche Notes). This commitment may be exercised following the consummation of an Eligible IPO, defined in the 2024 Note Purchase Agreement as an initial public offering that is completed within 12 months from the closing date of the 2024 Note Purchase Agreement, with gross proceeds of at least $60 million (excluding any shares as may be purchased by any 2024 Note Purchaser (or their affiliates) in such initial public offering). The Second Tranche Notes will be convertible at our discretion into our ordinary shares at a conversion price equal to (i) during the first 90 days after the closing of the Eligible IPO, the price per share in the Eligible IPO, and (ii) thereafter, the 30-day volume weighted average trading price of our ordinary shares. The Company will, subject to applicable law, provide the 2024 Note Purchasers notice prior to the expected pricing date of an Eligible IPO, and if an Eligible IPO does not occur within a prescribed period following such notice, then the 2024 Note Purchasers will be entitled to require that Vision Lite issue the Second Tranche Notes, and those notes will be repaid within three months after their issuance (or a later date approved by the 2024 Note Purchasers).

The 2024 Notes bear annual interest, payable quarterly, and are due on November 8, 2028, provided that 2024 Notes may be subject to partial prepayment following the date the annual financial statements of the Company are due to be delivered in accordance with the 2024 Note Purchase Agreement, in an amount equal to 25% of the excess cash flow calculated in accordance with the terms of the 2024 Note Purchase Agreement. Subject to certain conditions specified therein, the 2024 Notes may be voluntarily prepaid at any time.

Amounts owing under the 2024 Note Purchase Agreement, including the principal, interest and fees payable on any issued 2024 Notes, are secured by first-ranking liens on our and certain of our subsidiaries’ assets.

In connection with the 2024 Note Purchase Agreement and 2024 NPA Amendment, the Company issued to the 2024 Note Purchasers warrants, or the 2024 Note Purchaser Warrants, to purchase up to 682,282 series D-5 preferred shares of the Company (and from and after this offering, such number of ordinary shares of the Company that the aforementioned number of Preferred D-5 Shares would have converted into upon the consummation of this offering if issued prior to this offering). Under certain circumstances upon the completion of this offering, the number of ordinary shares of the Company issuable under the 2024 Note Purchaser Warrants may be increased by up to 137,040 ordinary shares. The 2024 Note Purchaser Warrants are exercisable until November 8, 2028 at a price per share equal to: (a) the price per share issued in the initial underwritten public offering of the Company’s shares, if completed on or prior to March 31, 2024, or otherwise, (b) the price of a Preferred D-5 share as determined by the latest 409A valuation of us completed between April 1, 2024 and June 30, 2024.

b.      During February 2024, the Company paid $1.5 million of the phantom warrants in relation to the repayment of the Facility Loans (see note 16(d)).

c.      In February 2024, certain members of the Company’s executive management, including mainly the chief executive officer and chief technology officer, collectively sold in a privately negotiated transaction a number of ordinary shares representing less than 10% of their personal collective holdings to a number of the Company’s existing shareholders for an aggregate purchase price of approximately $3 million. All of the shares purchased and sold in this transaction are restricted securities and are not being registered pursuant to the Company’s prospectus and are subject to lock-up agreements with the underwriters of the Company’s offering that restrict the holders’ ability to transfer these shares for a period of 180 days from the date of the Company’s prospectus.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 22 — subsequent events: (cont.)

d.      On March 14, 2024 the Company paid $328 (€300) of the Earn-out liability. In March 2024 the Company further amended the Earn-Out Agreement, with one of the Sellers, such that the Company shall use its best efforts to pay the relevant portion of the Second Earn-Out totaling to $1.3 million (€1.15 million) by April 25, 2024, instead of $1.4 million (€1.3 million). In the event that the Company does not pay such an amount by April 25, 2024, the relevant portion of the Second Earn-Out payment shall increase to the original amount of $1.4 million (€1.3 million), see note 3(c).

e.      In relation to the 2023 CLA, an additional sum of $7.1 million was subscribed by the lenders to the Company during the first quarter of 2024, see note 15(b).

f.       During the first quarter of 2024 the Group withdrew an additional amount of $5.25 million under the NPA agreement, see note 15(c).

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through May 29, 2024, the date the financial statements were available to be reissued.

a.      On May 28, 2024 the board of directors approved a forward share split (the “Share Split”), that was approved by the shareholders and became effective on May 28, 2024. See note 2ii.

b.      On April 2024, the Group signed an amendment to the 2024 NPA such that additional Notes issued and purchased by the purchasers totaling to 2.5 million. On April 5, 2024, the Group received an additional amount of $1.895 million under the 2024 NPA, net of withdraw fees and reimbursed costs.

c.      In April 2024 the Company further amended the Earn-Out Agreement, with one of the Sellers, such that the Company will pay the remaining portion of the Second Earn-Out totaling to $0.92 million (€0.85 million) within three business days following the consummation of Company’s IPO or by June 15, 2024, whichever occurs first.

d.      In relation to the 2023 CLA, an additional sum of $6.2 million was subscribed by the lenders to the Company during the second quarter of 2024, see Note 8(b).

e.      In May 2024, the Company approved the granting options to its employees and subcontractors to purchase 70,362 ordinary shares at an exercise price of 0.23 NIS per share and 483,968 ordinary shares at an exercise price of $10.48 per share. The options vest over a four-year period, 25% of which vest on the first anniversary of the date of the grant, and the remaining amount vest over the following three years in equal parts at the end of each subsequent fiscal quarter, subject to continued employment or service with the Company at the time of vesting. The options expire 10 years from the date of grant. The estimated fair value of the options granted in May 2024 was $6.8 million.

f.       In May 2024, the Company’s Board of Directors approved, subject to and following an IPO event, to distribute bonus payments to certain employees and consultants up to an amount of $537.5 and distribute bonus payments to certain officers up to $1,075, in each case subject to the price per share in an IPO event.

g.      During the second quarter of 2024, certain Preferred D Shares were converted to a total of 10,600 Ordinary Shares (adjusted to reflect the share split as discussed in note 2ii).

h.      During May 2024, majority of the Series D SPA preferred shareholders consent to waiver the preferred D conversion adjustment mechanism (see note 14(d)) with connection to an IPO.

4,166,667 Ordinary Shares

P R O S P E C T U S

Barclays

TD Cowen

Stifel

B. Riley Securities

Beech Hill Securities

          , 2024

Through and including         , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.       Indemnification of Directors and Officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages caused as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association.

An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or other distribution to shareholders. An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided that a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•        reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law and Israeli Economic Competition Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•        financial liabilities imposed on the office holder in favor of a third party;

•        financial liabilities imposed in an administrative proceeding on the office holder in favor of a third party harmed by a breach, pursuant to certain provisions of the Israeli Securities Law and the Competition Law; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law and the Competition Law.

An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, regulations promulgated under the Companies Law allow the insurance of office holders without shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s stated compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or liabilities.

The Amended Articles allow us to exculpate, indemnify and insure our office holders for any act (including any omission) performed by virtue of being an office holder to the fullest extent permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We intend to purchase additional insurance coverage prior to the consummation of this offering.

We have entered into agreements with each of our directors and other office holders exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of the duty of care, and undertaking to indemnify them to the fullest extent permitted by law.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Item 7.       Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2), Rule 701 and/or Regulation S under the Securities Act. No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

Preferred Equity Financings

From January 2022 through October 2023, we sold an aggregate of 1,661,245 of our series D preferred shares at a purchase price of $31.08 per share for an aggregate purchase price of approximately $51.6 million.

In January 2022, we issued 95,901 series D preferred shares and warrants to purchase 62,337 series D-1 preferred shares to the Series D Preferred SAFE Investors pursuant to the Series D Preferred Simple Agreement for Future Equity agreements entered into as part of the Series D Preferred SAFE Financing for aggregate consideration in the amount of approximately $3,000,000 paid in the form of conversion pursuant to the Series D Preferred SAFE Financing.

From January 2022 through October 2023, we issued warrants to purchase up to an aggregate of 702,743 of our series D-1 preferred shares to various investors in connection with the purchase of our series D preferred shares. The warrants were issued with an exercise price of $34.19 per share.

From August 2020 through December 2021, we issued warrants to purchase up to an aggregate of 45,740 of our most senior preferred shares existing as of a date determined pursuant to the terms thereof to lenders in connection with a number of loan agreements. The warrants were issued with exercise prices that range from $5.91 to $31.08 per share.

In July 2022, we entered into an amendment to the 2020 Convertible Loan Agreements whereby the two remaining CLA Lenders under such 2020 Convertible Loan Agreements agreed to further amend the 2020 Convertible Loan Agreements. In connection with the amendment, each lender received additional warrants to purchase an aggregate 17,102 of our series D preferred shares, exercisable at a price per share equal to $31.08. As of December 31, 2023, the remaining balance of the 2020 Convertible Loan Agreements (including the accrued interest) is convertible into 319,250 series C preferred shares.

In March 2023, we entered into the 2023 Convertible Loan Agreement with several lenders pursuant to which the lenders loaned us a sum of $38.9 million. The 2023 Convertible Loan Agreement was issued with warrants to purchase shares of the most senior class of our shares existing immediately prior to the exercise of such warrant and bear 12% annual interest, which shall be due and payable upon repayment or upon the conversion of the lender’s loan amount into a number of shares, or the 2023 CLA Shares, upon the occurrence of the following events: (i) an IPO (as defined in the 2023 Convertible Loan Agreement), (ii) a Deemed Liquidation (as defined in the 2023 Convertible Loan Agreement), (iii) a Qualified Financing (as defined in the 2023 Convertible Loan Agreement), (iv) an optional conversion, including in the event of a repayment of the loan amount, at the lender’s election or (v) at the lender’s election if not earlier converted prior to the third anniversary of the disbursement date of the loan proceeds with respect to such lender. The 2023 CLA Shares shall be a newly created series of our preferred equity having such rights and privileges as our then most recently authorized series of preferred equity with the additional rights as set forth in the 2023 Convertible Loan Agreement. In March 2024, we entered into an amendment to the 2023 Convertible Loan Agreement pursuant to which the maximum loan amount was raised to $40,000,000 and the Board was given authority under certain circumstances to determine that certain lenders qualify as Significant Lenders and/or Overallotment Lenders (as such terms are defined in the 2023 Convertible Loan Agreement and the warrants issued thereunder).

In November 2023, we entered into a note purchase agreement, or the November 2023 Note Purchase Agreement with Vision Lite, as issuer, Gauzy Ltd., Gauzy USA Inc. and Gauzy GmbH, as the guarantors, and Chutzpah Holdings Ltd., or the November 2023 Note Purchaser, as purchaser, administrative agent and collateral agent. Under the November 2023 Note Purchase Agreement, the November 2023 Note Purchaser extended a credit facility to Vision Lite in an aggregate principal amount of $60.0 million that may be utilized and drawn down by way of issuance and sale of senior secured notes, or the November 2023 Notes, by any issuer to November 2023 Note Purchaser. In connection with the November 2023 Note Purchase Agreement, we issued (i) warrants to purchase up to 686,400 series D-5 preferred shares, or the November 2023 D-5 Warrants, and (ii) warrants to purchase up to 274,559 series D-6 preferred shares, or the November 2023 D-6 Warrants. The November 2023 D-5 Warrants are exercisable at a price per share, or the November 2023 D-5 Exercise Price, equal to: (a) the price per share issued in this offering, if this offering is completed on or prior to March 31, 2024; or otherwise, (b) the price of such share as implied by the latest 409A valuation of us or by a valuation of our shares by an independent third party appraiser appointed by us. The November 2023 D-6 Warrants are exercisable at a price per share equal to the November 2023 D-5 Exercise Price multiplied by 1.2.

In January 2024, we entered into a note purchase agreement, or the 2024 Note Purchase Agreement with Vision Lite, as issuer, Gauzy Ltd., Gauzy USA, Inc. and Gauzy GmbH, as the guarantors, and OIC Growth Fund I, L.P., OIC Growth Fund I PV, L.P., OIC Growth Fund I AUS, L.P. and OIC Growth Fund I GPFA, L.P., as purchasers, or the 2024 Note Purchasers, and OIC Investment Agent, LLC as administrative agent and collateral agent. Under the 2024 Note Purchase Agreement, the Note Purchasers extended financing to Vision Lite in the principal amount of $23.5 million, which was utilized and drawn down in full by way of issuance and sale of senior secured notes, or the 2024 Notes, by Vision Lite to the 2024 Note Purchasers. In addition, in January 2024, we amended the 2024 Note Purchase Agreement, or the 2024 NPA Amendment, pursuant to which the 2024 Note Purchasers made available to us an additional commitment in the principal amount of up to $2.5 million that may be utilized and drawn down by way of issuance and sale of additional senior secured notes by Vision Lite to the 2024 Note Purchasers. In April 2024, the $2.5 million additional commitment under the 2024 Note Purchase Agreement (as amended by the 2024 NPA Amendment) was utilized by way of issuance and sale of additional 2024 Notes. In connection with the 2024 Note Purchase Agreement and 2024 NPA Amendment, we issued to the 2024 Note Purchasers warrants, or the 2024 Note Purchaser Warrants, to purchase up to 682,282 series D-5 preferred shares, or the 2024 D-5 Warrants (and from and after this offering, such number of ordinary shares of the Company that the aforementioned number of preferred D-5 shares would have converted into upon the consummation of this offering if issued prior to this offering). Under certain circumstances upon the completion of this offering, the number of ordinary shares issuable under the 2024 D-5 Warrants may be increased by up to 31,210 ordinary shares. The 2024 D-5 Warrants are exercisable at a price per share equal to: (a) the price per share issued in the initial underwritten public offering, if completed on or prior to March 31, 2024; or otherwise, (b) the price of a preferred D-5 share as implied by the latest 409A valuation of us completed between April 1, 2024 and June 30, 2024.

Incentive Compensation

Since January 1, 2021 and as of March 31, 2024, we have issued an aggregate of 43,685 ordinary shares pursuant to the exercise of share options by our employees, officers, directors and consultants.

Since January 1, 2021 and as of March 31, 2024, we have granted our directors, officers, employees and consultants options to purchase an aggregate of 1,294,586 ordinary shares, at a weighted average exercise price of 0.23 NIS per share, under our 2016 Share Award Plan. As of March 31, 2024, options to purchase 1,705,501 ordinary shares granted to our directors, officers, employees and consultants remain outstanding.

Item 8.       Exhibits and Financial Statement Schedules.

(a)     See the Exhibit Index.

(b)    Financial Statement Schedules. All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in our consolidated financial statements and the related notes thereto.

(c)     Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9.       Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.       For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*†	Form of Underwriting Agreement by and among Gauzy Ltd. and the underwriters named therein.
3.1*	Amended and Restated Articles of Association of Gauzy Ltd., as currently in effect.
3.2**	Amended and Restated Articles of Association of Gauzy Ltd. to be in effect upon the closing of this offering.
4.1*†	Form of Amended and Restated Investors’ Rights Agreement, dated May 15, 2024, by and among Gauzy Ltd. and the investors named therein.
5.1*	Opinion of Gornitzky & Co., Israeli counsel to Gauzy Ltd., as to the validity of the ordinary shares.
10.1*	Form of Indemnification Agreement.
10.2*	Gauzy Ltd. 2016 Share Award Plan.
10.3*	Compensation Policy.
10.4*	Facility Agreement by and among Gauzy Ltd., the lenders named therein and Klirmark Capital 3 Ltd., dated as of January 19, 2022.
10.5*	Amendment to Facility Agreement by and among Gauzy Ltd. and Vision Lite, the lenders named therein and Klirmark Capital 3 Ltd., dated as of April 25, 2022.
10.6*	Waiver and Amendment to Facility Agreement by and among Gauzy Ltd. and Vision Lite, the lenders named therein and Klirmark Capital 3 Ltd., dated as of July 3, 2023.
10.7*	Waiver and Amendment to Facility Agreement by and among Gauzy Ltd. and Vision Lite, the lenders named therein and Klirmark Capital 3 Ltd., dated as of October 12, 2023.

Exhibit Number	Description
10.8*^†	SPD Film, Emulsion and End-Product License Agreement between Research Frontiers Incorporated and Gauzy Ltd., dated September 30, 2017.
10.9*^	Letter Agreement between Gauzy Ltd. and Research Frontiers Incorporated, dated September 7, 2018.
10.10*†	Form of Convertible Loan Agreement by and among Gauzy Ltd. and each of the lender parties thereto dated as of January 29, 2020.
10.11*†	Amendment to Convertible Loan Agreement by and among Gauzy Ltd., Blue-Red Capital Fund LP, Ibex Israel Fund LLLP and Avery Dennison Israel Ltd. dated as of March 29, 2020.
10.12*	Amendment No. 2 to Convertible Loan Agreement by and among Gauzy Ltd., Blue-Red Capital Fund LP and Ibex Israel Fund LLLP dated as of October 17, 2021.
10.13*†	Amendment No. 3 to Convertible Loan Agreement by and among Gauzy Ltd., Blue-Red Capital Fund LP and Ibex Israel Fund LLLP dated as of July 1, 2022.
10.14*	Amendment No. 4 to Convertible Loan Agreement by and among Gauzy Ltd., Blue-Red Capital Fund LP and Ibex Israel Fund LLLP dated as of July 31, 2023.
10.15*†	Form of Convertible Loan Agreement by and among Gauzy Ltd. and each of the entities and/or persons listed on Exhibit A thereto dated as of March 31, 2023.
10.16*

Form of Warrant issued by Gauzy Ltd. to the lenders pursuant to Convertible Loan Agreement by and among Gauzy Ltd. and each of the entities and/or persons listed on Exhibit A thereto dated as of March 31, 2023.

10.17*†

Note Purchase Agreement by and among Vision Lite SAS, the other note parties from time to time party thereto, the purchasers from time to time party thereto and Chutzpah Holdings, Ltd., dated November 8, 2023.

10.18*†	Debenture made by Gauzy Ltd. in favor of Chutzpah Holdings, Ltd., dated November 8, 2023.
10.19*	D-5 Warrant issued by Gauzy Ltd. to Chutzpah Holdings, Ltd., dated November 8, 2023.
10.20*	D-6 Warrant issued by Gauzy Ltd. to Chutzpah Holdings, Ltd., dated November 8, 2023.
10.21*	Amendment to Warrant to Purchase Preferred Shares, dated December 31, 2023, by and between Chutzpah Holdings, Ltd. and Gauzy Ltd.
10.22*^†	Patent Assignment and Know-How Disclosure Agreement by and between Resonac Corporation and Gauzy Ltd. dated as of February 28, 2023.
10.23*†

Note Purchase Agreement by and among Vision Lite SAS, the other note parties from time to time party thereto, the purchasers from time to time party thereto and OIC Investment Agent, LLC, dated January 9, 2024.

10.24*	Form of D-5 Warrant issued by Gauzy Ltd. to each of OIC Growth Fund I, L.P., OIC Growth Fund I PV, L.P., OIC Growth Fund I AUS, L.P. and OIC Growth Fund I GPFA, L.P., dated January 29, 2024.
10.25*†	Share Purchase Agreement, dated February 7, 2021, by and among Gauzy Ltd., Vision Lite. Refuge, Fonds Nouvel Investissment 2 and Mr. Carl Putnam
10.26*†	Amendment to Share Purchase Agreement, dated July 27, 2021, by and among Gauzy Ltd., Vision Lite. Refuge, Fonds Nouvel Investissment 2 and Mr. Carl Putnam
10.27*†	Amendment No. 2 to Share Purchase Agreement, dated January 16, 2022, by and among Gauzy Ltd., Vision Lite. Refuge, Fonds Nouvel Investissment 2 and Mr. Carl Putnam
10.28*	Settlement Agreement, dated June 29, 2023, by and among Gauzy Ltd., Vision Lite, Ponton and Mr. Carl Putnam
10.29*	Amendment to Settlement Agreement, dated December 19, 2023, by and among Gauzy Ltd., Vision Lite, Ponton and Mr. Carl Putnam
10.30*†	Second Amendment to Settlement Agreement, dated March 19, 2024, by and among Gauzy Ltd., Vision Lite, Ponton and Mr. Carl Putnam
10.31*†

Amendment No. 1 to Note Purchase Agreement, dated January 29, 2024, by and among Gauzy Ltd., Vision Lite SAS, the guarantors identified on the signature pages thereto, the purchasers identified on the signature pages thereto and OIC Investment Agent, LLC

10.32*	Amendment to Warrant to Purchase Preferred Shares, dated April 5, 2024, by and between Gauzy Ltd. and OIC Growth Gauzy Holdings, LLC
10.33*	Form of First Amendment to Convertible Loan Agreement by and among Gauzy Ltd. and each of the entities and/or persons listed on Exhibit A thereto dated as of March 7, 2024

Exhibit Number	Description
10.34*

Form of Amendment No. 1 to Note Purchase Agreement by and among Gauzy Ltd., Vision Lite SAS, the other Guarantors identified on the signature pages hereof, and Chutzpah Holdings Ltd. dated May 28, 2024

10.35**	Third Amendment to Settlement Agreement, dated April 30, 2024, by and among Gauzy Ltd., Vision Lite, Ponton and Mr. Carl Putnam
21.1*	List of subsidiaries.
23.1**	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
23.2*	Consent of Gornitzky & Co. (included in Exhibit 5.1).
24.1*	Power of Attorney (included in signature pages of Registration Statement).
99.1*	Consent of Frost and Sullivan.
107**	Filing Fee Table.

____________

*        Previously filed.

**      Filed herewith.

†        Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

^        Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this 5th day of June, 2024.

GAUZY LTD.
By:	/s/ Eyal Peso
Eyal Peso, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eyal Peso	Chief Executive Officer and Chairman	June 5, 2024
Eyal Peso	(Principal Executive Officer)
/s/ Meir Peleg	Chief Financial Officer	June 5, 2024
Meir Peleg	(Principal Financial and Accounting Officer)
*	Director	June 5, 2024
Michael Donnelly
*	Director	June 5, 2024
Gal Gitter
*	Director	June 5, 2024
Alexander Babitsky
*	Director	June 5, 2024
Danny Allouche
*	Director	June 5, 2024
Ezriel Jesse Klein
* /s/ Eyal Peso
Eyal Peso Attorney in Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Gauzy Ltd., has signed this Registration Statement on this 5th day of June, 2024.

Gauzy USA, Inc.
Authorized U.S. Representative
/s/ Eyal Peso
Name: Eyal Peso
Title: Chief Executive Officer